78

07023406

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME China Shipping Container Lines

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAY 15 2007
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34857 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 5/10/07

China Shipping Container Lines Company Limited
中海集裝箱運輸股份有限公司

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

Stock Code : 2866


CHINA SHIPPING LINE.

Annual Report

2006

Company Profile

China Shipping Container Lines Company Limited ("CSCL" or the "Company") is a specialized corporation affiliated to China Shipping (Group) Company ("China Shipping") involved in container liner services and other relative services including vessel chartering, cargo canvassing and booking, customs clearance, storage, container construction, repair and sales and other related domains. CSCL was established in Shanghai in 1997, converted into a joint stock limited company on 3 March, 2004 and successfully listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") on 16 June, 2004. CSCL has emerged as a major global player during the nine years. It is currently ranked as the sixth largest container shipping company in the Company in terms of operating capacity.

As at 31 December, 2006, CSCL has a young and modern fleet comprised of 151 vessels with a total operating capacity of 398,974TEU. CSCL has inaugurated over 70 international major trade lanes and feeders including the America, Europe, Mediterranean, Africa and Australia routes. CSCL has over 300 agency points which are located at the main trade areas in the world. With its superior capability, CSCL is a dominant player in the domestic container shipping market in China.

CSCL is stepping steadily towards the target of getting stronger and bigger, with the ultimate target to become a world-class shipping company. During the 9 years of development, CSCL has continuously followed its principle of unifying development and management to enhance efficiency and return. In addition, CSCL is committed to contributing to society and building its credibility among customers. Its advanced equipment, high technology and good management will surely lead it to a bright future, to achieve its target of being one of the leading liner shipping companies in the world.


CSCL LOS ANGELES

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 2866)

FORM OF PROXY FOR ANNUAL GENERAL MEETING TO BE HELD ON TUESDAY, 26 JUNE 2007

No. of shares to which this form of proxy relates[1]	
Type of shares (domestic shares or H shares) to which this form of proxy relates[2]	

I/We[3] ____

of ____

being shareholder(s) of China Shipping Container Lines Company Limited (the "Company") hereby appoint[4] the Chairman of the Meeting

or ____

of ____

as my/our proxy to attend, act and vote for me/us and on my/our behalf at the annual general meeting of the Company to be held at Conference Room 1, 3rd Floor, 450 Fu Shan Road, Pudong New District, Shanghai, the People's Republic of China (the "PRC") on Tuesday, 26 June 2007 at 2:00 p.m. (the "AGM" or "Meeting") and at any adjournment thereof as hereunder indicated in respect of the resolutions set out in the notice convening the Meeting, and, if no such indication is given, as my/our proxy thinks fit.

	RESOLUTIONS	For[5]	Against[5]	Abstain[5]
1.	to consider and approve the report of the board of directors of the Company for the year ended 31 December, 2006;			
2.	to consider and approve the report of the supervisory committee of the Company for the year ended 31 December, 2006;			
3.	to consider and approve the audited financial statements and the auditors' report of the Company and of the Group as at and for the year ended 31 December, 2006;			
4.	to consider and approve the proposed profit distribution plan and the final dividend distribution plan of the Company for the year ended 31 December, 2006 and to authorise the board of directors of the Company to distribute such dividend to its shareholders;			
5.	to consider and determine the remuneration of the directors and supervisors of the Company for the year ending 31 December, 2007;			
6.	to consider and approve the appointment of Mr. Ma Zehua as a non-executive director of the Company with effect from the conclusion of the AGM until the conclusion of the annual general meeting of the Company for the year 2009, i.e. on or around June 2010.			
7.	to consider and approve the appointment of Mr. Pan Zhanyuan as an independent non-executive director of the Company with effect from the conclusion of the AGM until the conclusion of the annual general meeting of the Company for the year 2009, i.e. on or around June 2010.			
8.	to consider and approve the appointment of Mr. Shen Kangchen as an independent non-executive director of the Company with effect from the conclusion of the AGM until the conclusion of the annual general meeting of the Company for the year 2009, i.e. on or around June 2010.			
9.	to consider and approve the appointment of Mr. Yao Guojian as a supervisor of the Company with effect from the conclusion of the AGM until the conclusion of the annual general meeting of the Company for the year 2009, i.e. on or around June 2010.			
10.	to re-elect the following directors of the Company pursuant to Article 10.2 of the Articles of Association of the Company with effect from the conclusion of the AGM until the conclusion of the annual general meeting of the Company for the year 2009, i.e. on or around June 2010:			

	(a) Mr. Li Shaode;			
	(b) Mr. Huang Xiaowen;			
	(c) Mr. Zhao Hongzhou;			
	(d) Mr. Zhang Jianhua;			
	(e) Mr. Wang Daxiong;			
	(f) Mr. Zhang Guofa;			
	(g) Mr. Yao Zuozhi;			
	(h) Mr. Xu Hui;			
	(i) Mr. Hu Hanxiang; and			
	(j) Mr. Wang Zongxi.			
11.	to re-elect the following supervisors of the Company pursuant to Article 13.3 of the Articles of Association of the Company with effect from the conclusion of the AGM until the conclusion of the annual general meeting of the Company for the year 2009, i.e. on or around June 2010:			
	(a) Mr. Chen Decheng;			
	(b) Mr. Tu Shiming;			
	(c) Mr. Hua Min; and			
	(d) Ms. Pan Yingli.			
12.	to consider and approve the appointments of PricewaterhouseCoopers, Hong Kong, Certified Public Accountants, and BDO Zhong Hua Certified Public Accountants as the Company's international and PRC auditors, respectively, to hold office until the conclusion of the following annual general meeting, and to authorise the audit committee of the board of directors of the Company to determine their remuneration;			
13.	to consider and approve:			
	(a) amendments to parts of the H share share appreciation rights scheme (the "Scheme") and the methods for the implementation of the Scheme ("Methods") (copies of the amended Scheme and Methods have been produced to the AGM marked "A" and "B" respectively and have been initialed by the Company Secretary for the purpose of identification);			
	(b) the granting of share appreciation rights under the amended Scheme and Methods; and			
	(c) all matters contemplated under the amended Scheme and Methods *(see overleaf for a summary of the principal amendments to the principal terms of the Scheme and Methods)*;			
14.	To consider and, if thought fit, approve the proposed **special resolution** *(see overleaf for full resolution)*.			
15.	to consider and approve proposals (if any) put forward at such meeting by any shareholder(s) of the Company holding 5 per cent or more of the shares carrying the right to vote at such meeting.			

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

Date: ______________________ Signature(s)[6]: ______________________

Notes:

1. Please insert the number of shares to which this form of proxy relates, which must not exceed the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).
2. Please also insert the type of shares (domestic shares or H shares) to which this form of proxy relates.
3. Please insert the full name(s) (in Chinese or in English, as shown in the register of members) and registered address(es) in **BLOCK LETTERS**.
4. If any proxy other than the Chairman of the Meeting is preferred, delete the words "the Chairman of the Meeting or" and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE DULY INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.**
5. **IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE INDICATE WITH A "✓" IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, INDICATE WITH A "✓" IN THE BOX MARKED "AGAINST". IF YOU WISH TO ABSTAIN FROM VOTING ON ANY RESOLUTION, INDICATE WITH A "✓" IN THE BOX MARKED "ABSTAIN".** If you do not indicate how you wish your proxy to vote, your proxy will be entitled to exercise his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the Meeting.
6. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a legal person, must either be executed under its seal or under the hand of a legal representative or other attorney duly authorised to sign the same. If this form of proxy is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarially certified.
7. Where there are joint registered holders of any share, only the person whose name stands first on the register in respect of such share may vote at the Meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto.
8. To be valid, for holders of domestic shares, this form of proxy, together with the notarially certified power of attorney or other document of authorisation, must be delivered to the Directorate Secretary Office of the Company at 3rd Floor, 450 Fu Shan Road, Pudong New District, Shanghai, the PRC, 200122, not less than 24 hours before the time appointed for the Meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Computershare Hong Kong Investor Services Limited, Shops 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong within the same period.

APPENDIX TO RESOLUTION NO. 13

Reference is made to the Company's circular dated 26 August 2005 setting out, amongst others, a summary of the principal terms of the Scheme and the Methods. Pursuant to the "Trial Measures on Implementation of Share Incentive Plans in State-Controlled Companies Listed Overseas" issued by the State-owned Assets Supervision and Administration Commission of the State Council ("Measures"), amendments to the Scheme and the Methods are proposed in order to fulfill the requirements of the Measures.

In this Appendix, unless the context otherwise requires, the following expressions shall have the following meanings:

"Committee"	the management committee for the Rights set up by the Directors
"Directors"	the directors of the Company
"Lock-up Period"	the period of two years after the date on which the relevant Right was granted
"Participant"	the participants under the Scheme
"Rights"	the H share share appreciation rights to be granted under the Scheme
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Supervisors"	the supervisors of the Company

The following is a summary of the principal amendments to the principal terms of the Scheme.

(1) PARTICIPANTS

The Participants under the Scheme shall be the Directors (other than independent non-executive Directors), the Supervisors (other than independent Supervisors), the senior executives of the Company, the primary person-in-charge of each of the operational and management departments of the Company and the general managers, deputy general managers etc. of the Company's subsidiaries.

(2) THE GRANTING OF RIGHTS

(a) The date of grant of Rights to Participants shall vary depending on whether an Participant was: (i) entitled to participate in the Scheme on the date of its implementation; (ii) became entitled to participate in the Scheme during the Lock-up Period; or (iii) held different positions entitling him to different amounts of Rights during the Lock-up Period. Further grants of Rights shall be made on 1 July 2007 and 1 July 2009, as well as within the respective Lock-up Periods following the said dates where there are new Participants.

(b) The amount of Rights granted during the first grant of Rights shall not be higher than 0.5% of the total issued share capital of the Company as at 22 August 2005; the amount of Rights granted during the second grant of Rights shall not be higher than 0.75% of the total issued share capital of the Company as at 22 August 2005, the amount of Rights granted during all three grants of Rights shall not be higher than 2% of the total issued share capital of the Company as at 22 August 2005.

(c) Each Participant (regardless of change in position, resignation, retirement or otherwise) shall enjoy all or part of the Rights granted to him proportionate to the amount of time spent in the relevant position during the Lock-up Period.

(d) Participants who assume a relevant position, and thereby became entitled to participate in the Scheme, during the Lock-up Period following the first grant of Rights shall be granted Rights on 1 July 2007 at the exercise price for the first grant of Rights.

The following is a summary of the principal amendments to the principal terms of the Methods.

(1) THE EXERCISE PRICE

The exercise price of each unit of the Rights shall be as follows:

(a) In respect of the first grant of Rights, equal to the average closing price of the H shares of the Company on the Stock Exchange during the period from 1 January to 30 June in the year in which such Rights are granted; and

(b) In respect of the second and third grant of Rights, not less than: (a) the closing price of the H shares of the Company on the Stock Exchange on the date of grant; or (b) the average closing price of the H shares of the Company on the Stock Exchange 5 trading days prior to the date of grant.

(2) LAPSE OR CANCELLATION OF, OR IMPOSITION OF RESTRICTIONS, ON THE RIGHTS

All or part of the Rights shall also lapse or the Committee may also decide to cancel or impose restrictions on all or part of the Rights in certain additional circumstances, including but not limited to where: (i) the relevant Participant fails to achieve certain performance targets; (ii) the relevant Participant is in material breach of duty or the relevant laws and regulations of the Company or damages the interests of the Company; (iii) the Company fails to achieve targeted results; (iv) the Company's certified accountants give a negative opinion, or are unable to reach an opinion, on the Company's annual financial statements; (v) the Committee or the Company's auditors raise significant dissent on the Company's results or annual financial statements; (vi) there is a serious breach of the articles of association of the Company or there are significant illegal or criminal offences.

RESOLUTION NO. 14 IN FULL

(14) to consider and, if thought fit, approve the following:

"THAT:

(1) there be granted to the board of directors of the Company an unconditional general mandate to issue, allot and deal with additional shares in the capital of the Company, whether Domestic Shares or H Shares, and to make or grant offers, agreements and options in respect thereof, subject to the following conditions:

(a) such mandate shall not extend beyond the Relevant Period save that the board of directors of the Company may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

(b) the aggregate nominal amount of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the board of directors of the Company shall not exceed

(i) 20 per cent of the aggregate nominal amount of Domestic Shares of the Company in issue; and/or

(ii) 20 per cent of the aggregate nominal amount of H Shares of the Company in issue,

in each case as of the date of this Resolution; and

(c) the board of directors of the Company will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as the same may be amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

For the purposes of this Resolution:

"Domestic Shares" means domestic invested shares in the share capital of the Company with a par value RMB1.00 each, which are held in Renminbi by PRC investors;

"H Shares" means the overseas-listed foreign invested shares in the share capital of the Company with a par value RMB1.00 each, which are subscribed for and traded in Hong Kong Dollars;

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company following the passing of this Resolution; or

(ii) the expiration of the 12-month period following the passing of this Resolution; or

(iii) the date on which the authority set out in this Resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and

(2) contingent on the board of directors of the Company resolving to issue shares pursuant to sub-paragraph (1) of this Resolution, the board of directors of the Company be authorized to:

(a) approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider necessary in connection with the issue of such new shares including, without limitation, the time and place of issue, making all necessary applications to the relevant authorities, entering into an underwriting agreement (or any other agreement);

(b) determine the use of proceeds and to make all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities; and

(c) increase the registered capital of the Company in accordance with the actual increase of capital by issuing shares pursuant to sub-paragraph (1) of this Resolution, to register the increased capital with the relevant authorities in the PRC and to make such amendments to the Articles of Association of the Company as it thinks fit so as to reflect the increase and any other resultant changes in the registered capital of the Company.".

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited *

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 2866)

REPLY SLIP

To: China Shipping Container Lines Company Limited (the "Company")

I/We[1] (Chinese name): ______________________________

(English name): ______________________________

of ______________________________

being the registered holder(s) of[2] ______________ [3]domestic/H share(s) of RMB1.00 each in the capital of the Company, hereby inform the Company that I/we intend to attend (in person or by proxy) the annual general meeting of the Company to be held at 2:00 p.m. on Tuesday, 26 June 2007 at Conference Room 1, 3rd Floor, 450 Fu Shan Road, Pudong New District, Shanghai, the People's Republic of China.

Date: ______________________ Signature(s): ______________________

Notes:

1. Please insert full name(s) (in Chinese or in English, as shown in the register of members) and registered address(es) in block letters.

2. Please insert the number of shares registered under your name(s).

3. Please delete as appropriate.

4. The completed and signed reply slip should be delivered to the Directorate Secretary Office of the Company at 3rd Floor, 450 Fu Shan Road, Pudong New District, Shanghai, the People's Republic of China on or before 6 June 2007 personally or by mail or by fax (fax number: (86) 21 6596 6813).

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*


CHINA

Contents

Corporate Information

Directors

EXECUTIVE DIRECTORS

Mr. Li Shaode *(Chairman)*
Mr. Jia Hongxiang *(Vice Chairman)*
Mr. Huang Xiaowen
Mr. Zhao Hongzhou

NON-EXECUTIVE DIRECTORS

Mr. Zhang Guofa *(Vice Chairman)*
Mr. Zhang Jianhua
Mr. Wang Daxiong
Mr. Xu Hui
Mr. Yao Zuozhi

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Hu Hanxiang
Mr. Gu Nianzu
Mr. Wang Zongxi
Mr. Lam Siu Wai, Steven

Supervisors

Mr. Chen Decheng
Mr. Huang Xinming
Mr. Tu Shiming
Mr. Wang Xiuping
Mr. Hua Min
Ms. Pan Yingli

Company Secretary

Mr. Ye Yumang

Audit Committee

Mr. Wang Zongxi *(Chairman)*
Mr. Gu Nianzu
Mr. Wang Daxiong

Qualified Accountant

Mr. Zhao Xiaoming

Authorised Representatives

Mr. Li Shaode
Mr. Huang Xiaowen

Legal address and principal place of business in the PRC

27th Floor
450 Fu Shan Road
Pudong New District
Shanghai
The PRC

Principal place of business in Hong Kong

Level 69
The Center
99 Queen's Road Central
Hong Kong

International auditors

PricewaterhouseCoopers

Legal advisers to the Company

Baker & McKenzie
(as to Hong Kong and United States Law)
Jingtian & Gongcheng, Beijing
(as to PRC law)

Hong Kong H Share registrar and transfer office

Computershare Hong Kong Investor Services Limited
17th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

Principal bankers

Bank of China
Industrial and Commerce Bank of China
Citibank
China Merchants Bank

Telephone number

86 (21) 6596 6105

Fax number

86 (21) 6596 6813

Company website

www.cscl.com.cn

H Share listing place

Main Board of The Stock Exchange of
Hong Kong Limited

Listing date

16 June, 2004

Number of H Shares in issue

2,420,000,000 H Shares

Board lot

1,000 shares

Hong Kong Stock Exchange stock code

2866

COMPARISON OF 2005 AND 2006 KEY FINANCIAL FIGURES:

CONSOLIDATED RESULTS

For the year ended 31 December,	2006	2005	Change
	RMB'000	RMB'000	%
Turnover	**30,502,378**	28,374,680	7.5
Operating profit	**1,670,031**	4,730,576	-64.7
Profit after taxation	**864,714**	3,585,095	-75.9
Basic earnings per share	**RMB0.14**	RMB0.59	-76.3
Gross profit margin	**6.9%**	17.8%	-61.2
Profit before income tax margin	**3.7%**	15.2%	-75.7
Gearing ratio	**46.0%**	30.4%	51.3

CONSOLIDATED ASSETS AND LIABILITIES

As at 31 December,	2006	2005	Change
	RMB'000	RMB'000	%
Total assets	**30,744,056**	29,005,328	6.0
Non-current assets	**23,604,392**	20,845,376	13.2
Current assets	**7,139,664**	8,159,952	-12.5
Total liabilities	**14,167,851**	12,376,004	14.5
Current liabilities	**4,593,201**	4,226,798	8.7
Net current assets	**2,546,463**	3,933,154	-35.3

Shareholding Structure

The following chart shows the simplified corporate and shareholding structure of the Company and its principal subsidiaries:



Public
China Shipping (Group) Company
40.13%
59.87%
The Company
40%
90%
99%
100%
100%
100%
China Shipping (Yangpu) Refrigeration Storage & Transportation Co., Ltd.
10%
China Shipping Container Lines (Yangpu) Co., Ltd.
Shanghai Puhai Shipping Co., Ltd.
China Shipping Container Lines (Hong Kong) Co., Ltd.
China Shipping Container Lines (Asia) Co., Ltd.
Universal Shipping (Asia) Co., Ltd.
1%
99%
90%
90%
40%
90%
90%
90%
90%
90%
China Shipping Container Lines Tianjin Company Limited
China Shipping Container Lines Shanghai Co., Ltd.
China Shipping Container Lines Hainan Company Limited
China Shipping Container Lines Dalian Co., Limited
China Shipping Container Lines Qingdao Company Limited
China Shipping Container Lines Xiamen Co., Ltd.
China Shipping Container Lines Shenzhen Co., Ltd.
China Shipping Container Lines Guangzhou Co., Ltd.
Intercontinental Computer Co., Ltd.

Brief particulars of the subsidiaries, associated company and jointly controlled entity of the Company are contained in note 35 to the accounts.

2006 Major Events



January

- On Jan. 10, CSCL signed ship building contracts with China Ship Building & Offshore International Co., Ltd. and Dalian Ship Building Industry Co., Ltd. regarding four 4,250TEU container vessels
- On Jan. 25, 4,250TEU container vessel "Xin Wei Hai" was delivered by Dalian Ship Building Industry Co., Ltd.
- On Jan. 26, the 15th meeting of the first Board of Directors was held at the Company.



February

- From Feb. 13 to 15, CSCL Global Agency Meeting was held in Sanya, Hainan.
- On Feb. 28, an agreement signing ceremony regarding building and chartering of 4 + 4 x 2,500TEU container vessels was held at the Company.


XIN ZHAN JIANG

March

- On Mar. 8, 4,250TEU container vessel "Xin Zhan Jiang" was delivered by Hudong-Zhonghua Shipbuilding Company and was put into operation on Mar. 11 in the Far East/Mid East/West America route (AMA) route.
- On Mar. 10, CSCL inaugurated the AMA route. Nine 4,250TEU container vessels were deployed in this route.
- On Mar. 15, CSCL inaugurated the second Atlantic route (EAX).
- On Mar. 17, CSCL inaugurated the second South America route (ACSA).
- On Mar. 28, 4,250TEU container vessel "Xin Ying kou" was delivered by Dalian Ship Building Industry Co., Ltd.



April

- On Apr. 6, CSCL signed cooperative agreement for 2006 with Shanghai International Port (Group) Co., Ltd..
- On Apr. 18, the 16th meeting of the first Board of Directors was held at the Company.
- On Apr. 22, CSCL signed cooperative agreement with CMA and Hatsu to inaugurate the Europe to Eastern America, American Gulf and Mexico routes.
- On Apr. 28, 4,250TEU container vessel "Xin Dan Dong" was delivered by Dalian Ship Building Industry Co., Ltd.



May

- May 25 and 26, a promotion meeting regarding checking system of electronic invoices was held at the Company.



June

- On Jun. 4, CSCL inaugurated the Europe to American Gulf route (EAG).
- On Jun. 22, 9,600TEU vessel "Xin Los Angeles" was delivered at Samsung Industry in Korea.
- On Jun. 28, the 17th meeting of the first Board of Directors was held at the Company.



July

- On Jul. 10, the virgin navigation ceremony of "Xin Los Angeles" was held in Port Kelang.
- On Jul. 24, CSCL signed a vessel chartering agreement of four 2,500TEU vessels with Seaspan.
- On Jul. 26, a special meeting regarding constructing quality domestic trade lane was held at the Company.



August

- On Aug. 12, a special meeting regarding quality domestic trade lane was held at the Company.
- On Aug. 28, the 2nd 2006 Special General Meeting, the 19th Meeting of the first Board of Directors and the 6th Meeting of the first Supervisory Committee was held at the Company.


贸精品航线

September

- On Sep. 18, CSCL conversed with delegates led by Infrastructure & Environment Department of Asturias, Spain regarding business of each party.
- On Sep. 19, CSCL conversed with Dubai Global Port Group regarding business of each party.
- On Sep. 22, CSCL conversed with JICT container port company jointly invested by Jakarta and Hutchison Whampoa regarding business of each party.
- On Sep. 28-29, the presentation of "Lianyungang-Nansha Quality Domestic Trade Lane" was held in Lianyungang.



October

- On Oct. 1, Chairman Mr. Li Shaode visited the crew on board of vessels "Xin Qing Dao", "Xiang Xing", "Xiang Bin" and "Xiang Wang".
- On Oct. 12, CSCL conversed with ANL regarding upgrading of AUS1 and AUS2 and other business cooperation issues
- On Oct. 12, "Xin Shang Hai" launched her maider voyage from Yangshan Port, Shanghai.


LINE

November

- On Nov. 7, CSCL held a meeting with delegation led by Lianyungang Port Administration Chief (Party Committee member) regarding the shipping services and container shipping business development



December

- On Dec. 4-8, CSCL successfully passed the SMS annual inspection and the first inspection for domestic vessels conducted by the SMS Inspection Team of Ministry of Communications.
- On Dec. 15, the 22nd meeting of the first Board of Directors was held at the Company
- On Dec. 30, a cooperative signing ceremony between CSCL and Sinotrans Container Shipping Company was held at the Company.




Li Shao Do

Following the down cycle of the industry during the first half of 2006, the container shipping market began to recover since the beginning of the second half of 2006. The Company and its subsidiaries (the "Group") has achieved remarkable growth in its results as compared with the first half of the year by capturing business opportunities created by market recovery, making internal structural adjustments, carrying out meticulous management and transforming sales strategies. However, the results were still lower as compared with the results for 2004 and 2005 when the shipping industry peaked.

I am pleased to report that for the year ended 31 December, 2006, the Group recorded a turnover of RMB30,502,378,000, achieving an increase of 7.5% as compared with the same period last year. However, profit attributable to equity holders decreased by 76.0% as compared with the same period last year to RMB859,210,000 due to factors such as rising fuel price and falling average freight rate.

The Board recommends the payment of a final dividend of RMB0.04 per share.

OPERATION REVIEW

From the end of 2005 to the first quarter of 2006, market anxiety regarding additional shipping capacity resulted in intensified competition, generally lower freight rates of trade lanes (especially the European/ Mediterranean trade lanes), the continuous rise in fuel price and the increase in operation costs of feeder and inland transportation. These, amongst other factors, caused the profit of the Group for 2006 to be depressed.

Under such operating circumstances, the Group adjusted its operating strategy and implemented meticulous management. As a result, the Group's results for the whole year was maintained at a comparatively high level.

In 2006, the Group first adjusted the proportion of shipping capacity in several trade lanes according to market demand. As a result, the economic benefits of the Group's trade lanes were optimised and the Group's competitiveness was further enhanced.

Secondly, the Group strengthened the range and depth of its external cooperation. The Group inaugurated trade lanes in succession with other liner shipping companies, such as the 7th

European trade lane, the Far East to west coast of South America trade lane, the Europe to east coast of America trade lane, the Europe to America Gulf trade lane, and the Africa/West Africa trade lane, etc. As a result, operating costs were decreased, pressure on sales was alleviated to a certain extent and the coverage of our trade lane network was further expanded.

Thirdly, the Group implemented the strategy of improving the quality of its trade lanes. The Group inaugurated domestic quality trade lanes since the beginning of August 2006. Through the operation of quality trade lanes, the operation and sales of trade lanes was refined, the quality and level of service was improved, competitiveness was enhanced and economic benefit was greatly increased.

In addition, the Group devoted itself to improving the current imbalance in backhaul cargo through measures such as increasing the number of overseas agencies and enlarging its overseas sales force. The Group also stabilised shipping volume and revenue by measures such as entering into long-term service contracts with major customers.

OUTLOOK

In 2007, world economy and trade is still expected to continue growing. However, there are still numerous uncertain factors such as fuel and steel price trends, the American economy and regional trade friction. In addition, the successive delivery of new additional shipping capacity into the global shipping market will still bring pressure to the operation of each liner shipping company. Thus, although the operation during the beginning of year 2007 is better than that of the same period last year, the Group remains cautious about the container shipping market in 2007.



The Group plans to continue carrying out various measures in 2007 and believes that these strategic adjustments will be reflected to a full extent in the future results of the Group.

Firstly, the Group will continue to strengthen the construction of the branding of its trade lanes and spread the successful experience in its quality trade lanes for domestic trade. By developing the quality of services of all its trade lanes in compliance with the requirements of quality trade lanes, such as the rate of on-schedule arrival, logistic distribution, etc., the Group intends to build up reputable brand identity in the market for its quality trade lanes.

Secondly, the Group will continue to strengthen the scope of cooperation and enhance its resource integration ability. Such measures will not only decrease operating costs and alleviate pressure in cargo solicitation, but will also enlarge its service coverage and increase the voyage frequency of its trade lanes, and therefore better satisfy customers' needs. Such cooperation will not be limited to the maritime transportation business, but will also expand to related businesses such as railway transportation, so as to achieve full business connection between shipping transportation networks and railway container transportation networks, and develop comprehensive multi-channel services. What is worth mentioning is that the cooperation between the Group and the railway transportation companies as well as the in-depth development of waterway transportation of the Yangtze River are expected to fully intensify during the year 2007.

Thirdly, the Group will put emphasis on the development of regional trade lanes abroad while maintaining its competitiveness in domestic trade lanes. Due to changing world economic patterns and emerging opportunities in regional markets, the Group will strengthen its exploitation of new emerging regional markets in a timely manner so as to capture business opportunities.

Fourthly, the Group will continue to devote itself to improving the current transportation imbalance, strengthening the solicitation of backhaul cargo and enlarging the proportion of long-term customers. In this respect, the Group has specially set up a global sales team so as to carry forward this work.

Fifthly, the Group will continue to adjust its fleet structure. As at 31 December, 2006, the Group's shipping capacity amounted to 398,974 TEU and is expected to reach approximately 450,000 TEU by the end of 2007. At that time, the aggregate shipping capacity of large scale container vessels, each with a capacity of over 4,000 TEU, will account for approximately 80% of the total shipping capacity. The fleet structure will thus be further optimised.

Sixthly, the Group will deeply exploit the potential of cost savings, such as optimising its trade lanes, minimising port calls, extending sub-route services, paying close attention to the fuel market, locking in fuel prices in a timely manner and controlling fuel cost. These measures have always been the core of the meticulous management policy of the Group.

In addition, the Group will continue to strengthen talent development, establish information technology systems, and promote its corporate culture and service concept, etc., all of which have always been the Group's emphasis.

The year 2007 happens to be the 10th anniversary of the Group's establishment. During the past ten years, we have created achievements one after another. Regarding the future, I have full confidence that through the efforts of all Group staff and the support from all our shareholders, the Group will open up a new phase in its development.

By Order of the Board of Directors

China Shipping Container Lines Company Limited
Li Shaode
Chairman

10 April, 2007


NELCON

BUSINESS REVIEW

For the year ended 31 December, 2006, the Group recorded a turnover of RMB30,502,378,000, representing an increase of 7.5% as compared to the previous year; profit before income tax was RMB1,142,561,000, representing a decrease of 73.5% as compared to the last year; profit attributable to equity holders amounted to RMB859,210,000, representing a decrease of 76.0% as compared to the last year; loaded cargo volume for the whole year amounted to 5,657,955 TEU, representing an increase of 23.1% as compared to the last year. For the year ended 31 December, 2006, the average freight rate per TEU of the Group amounted to RMB5,295, representing a decrease of 12.5% as compared to the previous year.

As at 31 December, 2006, the total shipping capacity of the Group reached 398,974 TEU. The shipping capacity for the year increased 14.7% as compared to the last year.

FINANCIAL REVIEW

TURNOVER

The Group's turnover increased by RMB2,127,698,000 or 7.5% from RMB28,374,680,000 for the year ended 31 December, 2005 to RMB30,502,378,000 for the year ended 31 December, 2006. The increase in turnover was primarily due to:

- *Increased volume of loaded cargoes*

  The volume of loaded cargoes for the year ended 31 December, 2006 amounted to 5,657,955 TEU, representing an increase of 23.1% as compared to year 2005 as a result of the increased cargo volume in several main trade lanes including the American trade lane, the Middle East trade lane and domestic trade lanes as well as the enhanced shipping capacity on major trade lanes and the improving of the overall structure of the global trade lanes through the deployment of new and large container vessels.

ANALYSIS OF LOADED CONTAINER VOLUME BY TRADE LANES

Principal Market	**2006 (TEU)**	2005 (TEU)	Change
North America	**1,356,657**	1,092,118	24.2%
South America	**75,908**	32,723	132.0%
Europe/Mediterranean	**1,351,670**	1,219,384	10.8%
Australia	**181,526**	194,216	-6.5%
East Asia/Southeast Asia	**604,164**	572,215	5.6%
China domestic	**1,712,679**	1,402,272	22.1%
Middle East	**236,204**	9,905	2284.7%
Others	**139,147**	74,562	86.6%
	5,657,955	4,597,395	23.1%

- *Freight rate:*



The Group's average freight rate per TEU for the year 2006 amounted to RMB5,295, representing a decrease of 12.5% as compared to year 2005. In particular, the average freight rate per TEU for international trade lanes recorded a decrease of about 13.8% as compared to year 2005 to RMB6,980. The main reason for the decrease in international trade lanes was that in 2006, the great decrease of freight rates for Europe/Mediterranean trade lanes dragged down the average freight rate for the whole year. The average freight rate per TEU for domestic trade lanes increased by RMB30 as compared to the same period last year to RMB1,413 mainly due to the inauguration of quality trade lanes for domestic trade by the Group, which in turn resulted in an increase in freight rates for domestic trade lanes.

OPERATING COSTS

For the year ended 31 December, 2006, total operating costs amounted to RMB28,391,606,000, representing an increase of 21.7% as compared to year 2005. However, operating costs, on a per TEU basis, decreased by 1.1% as compared to year 2005 to RMB5,018. The increase in the total operating costs was mainly due to:

- Container and cargo costs increased by 22.1% from RMB10,473,989,000 in 2005 to RMB12,789,231,000 mainly due to the increase in the volume of loaded cargoes. Port charges amounted to RMB2,256,495,000, representing an increase of 21.5% as a result of extended services, higher voyage frequencies and increase in port calling and canal passing frequency. The stevedore charges for loaded and empty containers amounted to RMB7,980,690,000, representing an increase of 22.7%, principally due to the increase in the volume of loaded cargoes in the international and domestic trade lanes and repositioning of empty containers.

- Vessel and voyage costs amounted to RMB10,280,565,000 for the year ended 31 December, 2006, representing an increase of 32.6% as compared to year 2005. To a certain extent, vessel and voyage costs per TEU decreased with the deployment of large vessels which were ordered by the Group at low costs during the down cycle of the shipping industry. However, with the continuously high rise in fuel price in 2006, the annual average closing price of crude oil in the New York commodity exchange was USD66.2 per barrel, representing an increase of 16.9% as compared to year 2005. Moreover, there were additional vessels deployed and put into operation. Accordingly fuel and oil costs amounted to RMB6,311,076,000, representing an increase of 44.0% as compared with the year 2005. As a result, the Group's vessel and voyage costs per TEU increased by RMB130.6 or 7.7% from RMB1,686.4 in 2005 to RMB1,817.0 in 2006.

- Sub-route and other costs amounted to RMB5,321,810,000, representing an increase of 4.3% as compared to year 2005. The increase was mainly due to an increase in volume of sub-route services and expense in employee welfare.

GROSS PROFIT

Due to the above reasons, the Group recorded a gross profit of RMB2,110,772,000 in 2006, representing a decrease of RMB2,932,776,000 or 58.1% as compared to year 2005.

INCOME TAX EXPENSE

The Company is a joint stock limited company under the Company Law of the PRC and was registered in the Pudong New District, Shanghai, the EIT rate applicable to the Company is 15%. The Company's subsidiaries incorporated in the PRC are subject to EIT at a rate ranging from 0% to 33% for the year ended 31 December, 2006. The profits derived by the Company's overseas subsidiaries are subject to EIT at a fixed rate of 16.5%, as approved by the tax bureau, on the profits of the overseas subsidiaries for EIT purpose.

ADMINISTRATIVE AND GENERAL EXPENSES

For the year ended 31 December, 2006, the Group's administrative and general expenses were RMB573,912,000, representing an increase of 4.1% as compared to year 2005. This was mainly due to an increase in employee costs.

PROFIT ATTRIBUTABLE TO EQUITY HOLDERS

Due to the above reasons, the profit attributable to the equity holders of the Company decreased by RMB2,723,572,000 or 76.0% from RMB3,582,782,000 in 2005 to RMB859,210,000 in 2006.

LIQUIDITY AND FINANCIAL RESOURCES

The Group's principal sources of working capital have been the cash flow from operations and bank borrowings. Cash is mainly used in financing operating costs, new vessels, purchase of containers, payment of dividends and the repayment of principal and interest for bank borrowings and finance leases.

As at 31 December, 2006, the Group's total bank loans were RMB6,645,760,000. The maturity profile is spread over a period between 2007 and 2019, with RMB1,107,608,000 repayable within one year, RMB707,608,000 in the second year, RMB4,079,808,000 in the third to fifth year, and RMB750,736,000 after the fifth year. The Group's long-term bank loans are mainly used for the purchase of new vessels and containers.

As at 31 December, 2006, the long-term bank loans were secured by mortgages over several container vessels, vessels under construction and containers with a net book value of RMB7,009,915,000 (31 December, 2005: RMB6,727,496,000), charges over shipbuilding contracts and shares of certain vessel owning subsidiaries.

As at 31 December, 2006, the Group had RMB loans at fixed interest rates in the amount of RMB4,283,940,000 and USD loans at floating interest rates in the amount of RMB2,361,820,000. The Group's loans are primarily denominated in RMB and US dollars while cash and cash equivalents are also denominated in these two currencies.

As at 31 December, 2006, the Group's obligations under finance leases amounted to RMB3,894,973,000 (as compared with RMB2,863,655,000 as at 31 December, 2005). The maturity profile is spread as follows: the amount repayable within one year is RMB695,724,000, the amount repayable in the second year is RMB664,694,000, the amount repayable in the third to fifth year is RMB1,731,693,000 and the amount repayable after the fifth year is RMB802,862,000. All the finance lease obligations payable are arranged for the lease of containers.

NET CURRENT ASSETS

As at 31 December, 2006, the Group's net current assets amounted to RMB2,546,463,000.

Current assets mainly comprised bunkers of RMB635,735,000, trade and notes receivables of RMB3,490,403,000, prepayments and other receivables of RMB97,984,000 and cash and cash equivalents of RMB2,915,542,000.

Current liabilities mainly comprised trade and notes payables of RMB2,205,055,000, accrual and other payables of RMB515,189,000, income tax payable of RMB69,625,000, long-term bank loans-current portion of RMB707,608,000, finance lease obligations-current portion of RMB695,724,000 and short-term borrowing of RMB400,000,000.

CASH FLOWS

For the year ended 31 December, 2006, the Group's net cash generated from operating activities was RMB2,765,663,000, denominated principally in RMB, US dollars and Hong Kong dollars, and which represented a decrease of RMB2,375,485,000 from year 2005. Cash and cash equivalent balances at the end of year 2006 decreased by RMB507,831,000 as compared to the same period last year, mainly reflecting the net cash used in financing activities and investing activities in construction of vessels and containers, payment of dividends, repayment of principal and interest for bank borrowings and repayment of finance leases obligations exceeded the net cash generated from operating activities. Net cash generated from operations, when not needed for working capital requirements, is principally held as short-term and demand deposits.

The following table provides information regarding the Group's cash flows for the reporting periods.

	For the year ended 31 December,	
	2006	2005
	RMB	RMB
Net cash generated from operating activities	**2,765,663,000**	5,141,148,000
Net cash used in investing activities	**(3,686,690,000)**	(4,997,605,000)
Net cash generated from/(used in) financing activities	**413,196,000**	(2,583,661,000)
Net decrease in cash and cash equivalents	**(507,831,000)**	(2,440,118,000)

NET CASH GENERATED FROM OPERATING ACTIVITIES

For the year ended 31 December, 2006, the net cash generated from operating activities was RMB2,765,663,000, representing a decrease of RMB2,375,485,000 from RMB5,141,148,000 in 2005. The decrease was mainly due to the increase in operating costs and decrease in the gross profit. The net cash generated from operations for 2006 was RMB2,975,706,000, representing a decrease of 43.9% as compared with RMB5,304,218,000 in 2005. Whereas, the payment of income tax within the stipulated period increased by RMB46,973,000 or 28.8% as compared to the last year.

NET CASH USED IN INVESTING ACTIVITIES

For the year ended 31 December, 2006, net cash used in investing activities was RMB3,686,690,000, representing a decrease of RMB1,310,915,000 from RMB4,997,605,000 in 2005. The decrease was mainly due to the decrease in the Group's capital expenditure on vessels and other construction in progress of RMB3,671,894,000 (2005: RMB5,088,539,000).

NET CASH GENERATED FROM FINANCING ACTIVITIES

For the year ended 31 December, 2006, net cash generated from financing activities was RMB413,196,000, representing a net increase of RMB2,996,857,000 as compared to the net cash used in financing activities of RMB2,583,661,000 in 2005.

AVERAGE DEBTOR TURNOVER

The Group's average debtor turnover days were similar to last year, mainly due to management's effort to strengthen credit control over settlement from customers.

GEARING RATIO

As at 31 December, 2006, the Group's gearing ratio (i.e. the ratio of net debt over shareholder's equity) was 46.0%, which is higher than the 30.4% as at 31 December, 2005. The main reason for the higher level of the gearing was capital expenditure on construction of vessels and containers and payment of dividends exceeded net cash inflow from operating activities.

FOREIGN EXCHANGE RISK AND HEDGING

Most of the revenue of the Group are settled or denominated in US dollars and most of the operating expenses are also settled or denominated in US dollars. As a result, the negative impact on the operating income due to the continuous appreciation of RMB can be offset by each other to a certain extent. With the RMB appreciation, monetary net assets including cash and cash equivalents in US dollars and HK dollars continued to depreciate. During the year, the Group devoted much effort to improve the currency structure of such assets, as a result, the exchange losses of the Group was controlled to RMB19,034,000 and the exchange difference attributable to equity holders amounted to RMB194,233,000. The Group continues to monitor the exchange rate fluctuation of RMB, convert net cash inflow from operating activities into RMB in a timely manner so as to minimise foreign currency risk. The Group will continue to implement the policy of timely conversion of foreign currency assets into RMB, reducing the net currency assets denominated in foreign currency and consider appropriate measures including making hedging arrangements (e.g. forward exchange contracts), based on its operating needs to mitigate the Group's currency exposure. However, as at 31 December, 2006, the Group had not entered into any hedging arrangement including any forward exchange contracts.

CAPITAL EXPENDITURE

During the year ended 31 December, 2006, capital expenditure excluding capitalised interest on vessels and vessels under construction amounted to RMB2,114,654,000, improvement on vessels under operating leases RMB3,855,000, development of information system RMB31,697,000, containers RMB1,504,630,000, motor vehicles RMB2,513,000 and office equipment RMB14,545,000.

CAPITAL COMMITMENTS


PPING
CHINA

As at 31 December, 2006, the Group had contracted but not provided for capital commitments of approximately RMB4,100,999,000 for vessels under construction. It is expected that part of the commitments will be financed by cash generated from operating activities, with the remaining portion by bank borrowings.

CONTINGENT LIABILITIES

As at 31 December, 2006, the Group did not have any material contingent liabilities.

EMPLOYEES, TRAINING AND BENEFITS

As at 31 December, 2006, the Group had 3,526 employees, representing an increase of 79 employees compared to year 2005. Staff cost was approximately RMB739,498,000 (including a provision for the year of RMB1,432,000 in relation to the H share share appreciation rights (the "Rights") granted to the Company's directors and employees). In addition, the Group entered into contracts with a number of subsidiaries of China Shipping, pursuant to which those companies provided the Group with approximately 3,370 crew members in aggregate who mainly worked on the Group's self-owned or bare-boat chartered vessels.

Remuneration of the Group's employees includes basic salaries, other allowances and performance bonuses. The Group also adopts a performance discretionary incentive scheme for its staff. The scheme links up the financial benefits of the Group's staff with certain business performance indicators. Such indicators may include but not limited to the profit target of the Group.

Details of the performance discretionary incentive scheme vary among the members of the Group. The Group sets out certain performance indicators for each of its subsidiaries to achieve. Each subsidiary has the discretion to formulate its own detailed performance related remuneration policies according to its local circumstances.

The Group has adopted a compensation scheme, which is to be satisfied by cash payments and is share-based, known as the H Share Share Appreciation Rights Scheme (the "Scheme"). The fair value of services provided by the employees of the Company who are granted Rights is recognised as an expense of the Company. Employees might in the future be entitled to a compensation in the form of a cash payment, which is calculated based on the appreciation in the price of the Company's share from the date of grant to the date of exercise.

EXECUTIVE DIRECTORS

Mr. Li Shaode (李紹德), age 56

Chairman and Executive Director of the Company. He is responsible for the overall management of the Group's operations and the formulation of the business strategies of the Company and its subsidiaries. Mr. Li is also currently the president and the Party secretary of China Shipping (Group) Company and the chairman of China Shipping Development Company Limited ("CSDC"). He joined the Shanghai Maritime Bureau in 1968. Between 1968 and 1993, he was the Party's vice-secretary of the Oil Tanker Fleet and the head of the Labour Department of the Shanghai Maritime Bureau. From 1993 till now, he has been the deputy general manager, general manager, vice chairman and Party secretary of China Shipping (Group) Company successively. Mr. Li has had over 35 years of experience in the shipping industry and in relation to the transportation safety management. He graduated in 1983 from the Shanghai Maritime University, majoring in the Sea Transportation Management. In 1997, he obtained a Master's Degree in engineering. He was elected as the vice-chairman of China Ship-owners' Society in 2001. Mr. Li joined the Company in October 1997.

Mr. Jia Hongxiang (賈鴻祥), age 60

Vice Chairman cum Executive Director of the Company. Mr. Jia joined Shanghai Maritime Bureau in 1970, he was captain of Shanghai Maritime Bureau, general-manager and Party-secretary of the Second Cargo Shipping Branch Company during 1970 - 1991, and held the position of deputy director of Shanghai Maritime Bureau during 1991-1993, deputy general-manager of Shanghai Shipping (Group) Company during 1993-1995, general-capitan of Shanghai Shipping (Group) Company during 1995-1997, deputy General-Manager during 1997-2003 in the Company, and General Manager cum Director of the Company during 2003-2006, and Vice Chairman of the Board from January, 26, 2006. Mr. Jia accumulated long-term experiences over 30 years in shipping industry, vessel management and enterprise management as well, he was once granted "National Model Laborer Medal" and "May 1 Labor Medal". Mr. Jia graduated from Dalian Maritime Institute with a major in vessel radio communication in 1969, and joined our company in October 1997. He was awarded "Excellent Party Member in State-owned Enterprise for 2003-2004 Year" by State-owned Assets Supervision and Administration of the State Council.

Mr. Huang Xiaowen (黃小文), age 44

General Manager cum Executive Director of the Company. He is in charge of the overall administration of the company. Mr. Huang started his shipping career in 1981, and was appointed as manager of Container Shipping Section of Guangzhou Ocean Shipping Company, deputy general manager and general manager of Container Transportation Department of China Ocean Shipping Company during 1981-1997, and was appointed as deputy General Manager of the Company during 1997-2006, Executive Director of the Company from 2005. From January 2006, he was appointed as General Manager and Executive Director of the Company. Mr. Huang specialises in container shipping industry and management, and his "bulk container shipping methodology" was granted 2002 New Product for Hong Kong maritime administration, Gold Medal in New Technology International Exhibition, and Practical New Design patent by China International Patent Administration. He was awarded "Shanghai Labor Model for 2001-2003" by Shanghai Municipality People's Government and "Excellent Party Member in Shanghai for 2002-2003" by Shanghai Party Committee. Mr. Huang graduated from Qingdao Ocean Seaman Institute with major in Vessel Piloting in 1981, and joined the Company in October 1997.

Biographies of Directors, Supervisors and Senior Management

Mr. Zhao Hongzhou (趙宏舟), age 38

Deputy General Manager and Executive Director of the Company. Mr. Zhao assists the General Manager of the Company and is responsible for the Company's production, operation and administrative work. He began his career in the shipping industry in 1993. In 1994, he took on the role of department head of Container Shipping main office of China Ocean Shipping (Group) Company. Between 1997 and 2002, he was the vice-department head and department head of the executive department of China Shipping Group and accumulated a lot of experience in relation to management. Mr. Zhao graduated in 1993 from Shanghai Maritime University (Master's Postgraduate), majoring in transportation management and engineering, where he obtained a Master's degree in engineering. Mr. Zhao joined the Company in November, 2002.

NON-EXECUTIVE DIRECTORS

Mr. Zhang Guofa (張國發), age 50

Vice chairman and Non-executive Director of the Company. Mr. Zhang is also the vice president and a Party member of China Shipping (Group) Company and a director of CSDC. He began his career in the shipping industry in 1980. Since 1991, he began working in the water transport department of the Ministry of Communications and has held the posts of deputy department head, department head, deputy section chief, section chief. Between July 2000 and November 2001, he was an assistant to the director in the Ministry of Communications, department of water transport. Between November 2001 and November 2004, he was the deputy director of the water transport department of the Ministry of Communications. From November 2004, he became the vice president of China Shipping (Group) Company. Mr. Zhang has extensive management experience. Mr. Zhang graduated from Wuhan University in 1988, obtained a Master degree in 1991 and a Doctorate degree in 1997. Mr. Zhang joined the Company in February 2005.

Mr. Zhang Jianhua (張建華), age 56

Non-executive Director of the Company. He is also currently the vice-president and a Party member of China Shipping (Group) Company. He began his career in the shipping industry from 1973. Between 1975 and 1983, he was the vice-secretary of Tianjin Ocean Shipping Company. From 1985 to 1992, he was the Party vice-secretary of Tianjin Ocean Shipping Company. Between 1992 and 1997, he was the general manager of China Seaman Foreign Technology Services Company and Party secretary between 1993 and 1997. After 1997, he has been the vice chairman of China Shipping (Group) Company. Mr. Zhang has over 30 years of experience in shipping transportation and crew management. He is also experienced in business management. Mr. Zhang graduated in 1985 from the Dalian Maritime University. Mr. Zhang joined the Company in October 1997.

Mr. Wang Daxiong (王大雄), age 46

Non-executive Director of the Company and the vice-president of China Shipping (Group) Company, a director of CSDC, chairman of China Shipping (Hainan) Haisheng Shipping & Enterprises Co., Ltd., chairman of China Shipping Group Investment Company Limited and a director of China Merchant Bank. Mr. Wang worked in the shipping industry from 1983. Between 1983 and 1995, he was the deputy department head, department head and division head of the finance division of the Guangzhou Maritime Bureau. Between January 1996 and April 1996, he was the chief accountant of Guangzhou Shipping (Group) Company. Between April 1996 and January 1998, he was the chief accountant cum head of finance department of China Shipping (Group) Company. Between 1998 and 2001, he was the chief accountant and Party committee man of China Shipping (Group) Company. Since 2001 till now, he has been the vice president and

Party member of China Shipping (Group) Company. Mr. Wang has extensive experience in financial management. He became the president of the Shanghai Transportation Accounting Association and a committee member of the Senior Accountant Assessment Committee of the MOC. Mr. Wang graduated from Shanghai Maritime University in 1983, majoring in maritime management and finance. Mr. Wang joined the Company in February 2004.

Mr. Xu Hui (徐輝), age 44
Non-executive Director of the Company, general manager and Party secretary of Shanghai Shipping (Group) Company (SSGC). He began his career in the shipping industry in 1982. Between December 1990 and January 1996, Mr. Xu held the post of chief engineer of Shanghai Maritime Bureau Oil Tanker Company. Between January 1996 and December 1996, Mr. Xu held the posts of assistant general manager and guidance chief director of Shanghai Maritime Bureau Oil Tanker Company. From December 1996 to October 1997, he was the vice manager of the technical department of Shanghai Haixing Shipping Company. Between October 1997 and January 1998, Mr. Xu held the post of manager of the technical department of SSGC. Between January 1998 and June 2002, Mr. Xu held the post of deputy general manager of both SSGC and China Shipping Development Oil Tanker Company. Between June 2002 and March 2005, Mr.Xu held the post of deputy general manager of SSGC. Mr. Xu graduated from Jimei University in 1982, majoring in ship management. Mr. Xu joined the Company in October 2005.

Mr. Yao Zuozhi (姚作芝), age 60
Non-executive Director of the Company. In 1965, Mr.Yao entered the Guangzhou Maritime Bureau. From 1965 to 1993, he was the unit head and chairman of the Organisation Department and the department head and vice-chairman of the Organisation Unit of the Guangzhou Maritime Bureau. Between 1993 and 1997, he was the vice-general manager of Guangzhou Shipping (Group) Company. Mr. Yao also took on the role of the Party secretary of China Shipping Development Cargo Shipping Company between 1998 and 2005. From 1997 till now, he has been the Party secretary of Guangzhou shipping (Group) Company. Since 2002, he has also been the general manager of Guangzhou Shipping (Group) Company. Mr. Yao has over 40 years of experience in the shipping industry. He graduated from South China Teacher's University in 1985, majoring in politics. Mr. Yao joined the Company in October 2003.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Hu Hanxiang (胡漢湘), age 66
Independent Non-executive Director of the Company. Mr. Hu graduated from Dalian Maritime University, majoring in vessel piloting in 1966. From 1968 to 1972, Mr. Hu was a technician of Tianjin Port Bureau. From 1982 to 1985, he was an operator of National Ministry of Communications and manager of Operation division of Ocean Shipping Administration. From 1985 to 1994, he was the deputy director of Ocean Shipping Administration and Transportation Management Department, director of Water Transport Centre, deputy director of Water Transport Department and director of National Water Transport Operation Department. From 1994 to 2000, he was the director of Water Transport department of Ministry of Communications. From 2000 till now, he has been the director of shipping communication of the Two Shores Across the Strait association. He has over 30 years of experience in the shipping industry. From 2000, he was a member of the first and second expert committee of Ministry of Communications. Mr Hu was included as economical expert of China's expert and celebrity glossary. From 1995, he was the vice chairman of

China ports association, director of relation of the Two Shores Across the Strait association and vice chairman of China ship agency association. Mr. Hu was appointed as an independent non-executive director of the Company in March 2004.

Mr. Gu Nianzu (顧念祖), age 77
Independent Non-executive Director of the Company and a former assistant head of the Standing Committee of the Shanghai People's Congress. He studied in the law faculty of the Shanghai East Wu University Law School in 1949. From 1949 to 1955, Mr. Gu served as the booker, head of General Affairs Section and head of the Secretariat Section at the Shanghai People's Court. From 1955 to 1958, he was a researcher and assistant director at the research institute at the Higher People's Court of Shanghai. From 1960 to 1967, Mr. Gu served as a judge at the Higher People's Court of Shanghai. From 1967 to 1968, Mr. Gu worked at the Shanghai government revolutionary committee headquarters. In 1968, Mr. Gu began work with the Trial Group of the military control committee of the Shanghai Procuratorial organs and People's Courts. From 1971 to 1974, he worked with the Examination and Approval Office of the Shanghai Public Security Bureau. From 1974 to 1979, Mr. Gu worked at the Shanghai Petrol Chemical main factory security bureau. Between 1979 and 1983, Mr. Gu returned to work at the High People's Court of Shanghai, as assistant director and director of the Political Section. From 1983 to 1985, he also became chief justice of the Intermediate People's Court in Shanghai. Between 1985 and 1993, Mr. Gu served on the High People's Court as assistant chief justice and then as chief justice. From 1993 to 1996, Mr. Gu served as assistant head of the Standing Committee of the Shanghai People's Congress. In 1996, Mr. Gu retired. Mr. Gu was appointed as an independent non-executive director of the Company in March 2004.

Mr. Wang Zongxi (汪宗熙), age 73
Independent Non-executive Director of the Company and a former member of the Shanghai Standing Committee of the Chinese People's Political Congress. Mr. Wang graduated from the Architectural Electrical Equipment Department of Tongji University. Mr. Wang has been a registered accountant in the PRC since 1997 and is a member of the PRC's Shanghai Institute of Certified Public Accountant. Shanghai Institute of Certified Public Accountants is an official branch of the Chinese Institute of Certified Public Accountants ("CICPA"), which is a recognised body in the PRC. Accountants under CICPA are recognised as certified and qualified accountants in the PRC. From 1951, Mr. Wang engaged in consolidated economic management at finance and tax departments in Shanghai. In 1983, Mr. Wang joined the constitution of Shanghai Audit Bureau. In 1984, he was appointed as the deputy director of Shanghai Audit Bureau. Between 1986 and 1988, Mr. Wang served as assistant director of the Shanghai Finance Office. In 1988, Mr. Wang returned to the Shanghai Audit Bureau as chief until 1993, when he joined the Shanghai Standing Committee of the Chinese People's Political Congress. During the period, Mr. Wang was appointed as an adviser of Trust and Investment Company. Mr. Wang was appointed as an independent non-executive director of the Company in March 2004.

Mr. Lam Siu Wai, Steven (林兆偉), age 77
Independent Non-executive Director of the Company. He graduated from the Chinese National Marine Academy (now renamed the Transportation University) in Wuhan, China, majoring in navigation in 1949. Between 1950 and 1966, Mr. Lam served as master or officer on a number of vessels. For about 18 years between 1950 and 1968, Mr. Lam served as a director of Macao Hanrong Company. He also served as the shipping manager of Oceanic Shipping Co. Ltd.,

a vessel-owning company, from 1964 to 1965. From 1964 to 1970, Mr. Lam was a director of a travel service company named Universal Travelling Co. Additionally, between 1966 and 1978, Mr. Lam also served as the assistant general manager operations manager and operations director for two shipping companies, Hong Kong Maritime Co. Ltd. and Asia Transportation Ltd.. From 1974 to 1978, Mr. Lam also acted as the charge for the stevedoring company and barge operator, Oriental Stevedoring Co. Ltd. Mr. Lam acted as the assistant general manager and director of a shipping agent, Dodwell Shipping Ltd. between 1978 and 1989. From 1989 to 1996, Mr. Lam acted as the chairman of a freight forwarder, Kenwa Shipping Co. Ltd. Additionally, between 1992 and 1996, Mr. Lam also served as the chairman of a vessel-owning company, Windermere Holding S.A. Mr. Lam is presently the chairman of Kenwa Communication Co. Ltd., Shanghai Weida Garments Packing Co. Ltd., Shenyang Magic Wheel Ltd., and Lam Shine Shipping Co. Ltd. He is also the vice-chairman of Shanghai Donghwa Container Transport Service Corp., and a director of Swico S.A., Magic Wheel Ltd., Kentrade Enterprises Ltd., Asia Intermodal & Logistics Ltd., Crownwell Investments Ltd., Kenwa Logistics Investment Company Ltd., Kenair Express Ltd. and Land Express Ltd.. Mr.Lam was appointed as an independent non-executive Director of the Company in March 2004.

SUPERVISORS

Mr. Chen De Cheng (陳德誠), age 56

Chairman of Supervisory Committee. Mr. Chen is also a Party member and Chairman of Trade Union of China Shipping (Group) Company. He started his shipping career from October 1968. Between 1984 and 1992 he was vice director, then director of Party Committee Office of Shanghai Shipping Bureau. Between 1992 and 1995 he held the posts of managing vice general manager and Party-Secretary of Shanghai Shipping (Group) Industrial Company. Between 1995 and 1998 he was Chairman of Trade Union and Party member of Shanghai Shipping (Group) Company. From March 1998 to August 2000 he was chairman of Trade Union and Party member of China Shipping (Group) Company. From August 2000 to February 2001 he held the post of Chairman of Trade Union of China Shipping (Group) Company. Since February 2001 he was a Party member and chairman of Trade Union of China Shipping (Group) Company. Mr. Chen studied in Cadre Education Class, Chinese Department, East China Normal University majoring in secretarial business during September 1982-August 1984, and started his on-the-job study in East China University of Science and Technology majoring in administrative management during September 1997-July 2000. He joined our Company in August 2006.

Mr. Huang Xinming (黃新明), age 52

Party secretary and a Supervisor of the Company, a senior engineer. He began his career in the shipping industry in 1971. Between July 1985 and October 1993, he held the posts of deputy section chief and section chief of Shanghai Bureau of Maritime Transportation Administration. Between October 1993 and December 1995, he held the posts of general manager of organisation division and general manager of the human resources division of Shanghai Maritime Transport (Group) Company. Between December 1995 and December 1998, he held the posts of deputy general manager of Shanghai Maritime Transport (Group) Company, general manager and Party secretary of China Shipping Agency Company Limited. Between December 1998 and January 2000, he held the post of general manager of China Shipping Agency Company Limited. Between January 2000 and August 2004, he held the posts of assistant to the president of China Shipping (Group) Company, general manager and deputy party secretary of China Shipping Logistics

Company Limited. Mr. Huang has accumulated experience in management. Mr. Huang graduated from the post-graduate class of East China Normal University in January 1997, majoring in global economics and obtained a Masters degree in business administration from Asia International Open University in October 1999. Mr. Huang joined the Company in December 2004.

Mr. Tu Shiming (屠士明), age 43

Supervisor of the Company and deputy general manager of compliance department of China Shipping (Group) Company. Mr. Tu graduated from the Shanghai University of Finance and Economics in 1983, majoring in accounting. He began his career in the shipping industry in 1983. Between November 1996 and December 1997, Mr. Tu held the post of the unit head of finance unit of CSDC. Between December 1997 and March 2005, Mr. Tu held the posts of officer, deputy head and head of the audit division of the compliance of CSGC in succession. Mr. Tu joined the Company in October 2005.

Mr. Wang Xiuping (王修平), age 42

Supervisor of the Company and General Manager of Enterprise Strategic Planning Division of the Company. Mr. Wang joined the Shanghai Maritime Bureau in 1982, and between 1990 and 1998, he was the third officer, the second officer and the chief officer of ocean shipping vessels. Between 2000 and 2003, he has been the deputy unit head, the unit head, assistant manager and executive assistant manager of the stowage center of the Company. Mr. Wang has over 20 years of experience in shipping industry. He graduated from Shanghai Maritime Staff University in 1990, majoring in vessel piloting. Mr. Wang was awarded the Golden Anchor Award in 2002 by the National Committee of the China Seamen's Union. Mr. Wang joined the Company in January 1999.

Mr. Hua Min (華民), age 56

Supervisor of the Company. Mr. Hua earned a Bachelors degree in economics from Fudan University in 1982 and a Ph.D. in Global Economy from Fudan University in 1993. Prior to his education at Fudan University, Mr. Hua served in the People's Liberation Army Air Force and as a cadre at a Shanghai factory. Between 1982 and 1990, Mr. Hua was a lecturer at East China Normal University. Mr. Hua studied for his Ph.D. at Fudan University between 1990 and 1993. From 1993 to 2000, Mr. Hua was assistant professor, professor at the Fudan University Global Economy Department and promoted to department head successively. In 2000, Mr. Hua joined the Fudan University Global Economic Research Institute as the principal. Mr. Hua was appointed as a Supervisor of the Company in March 2004.

Ms. Pan Yingli (潘英麗), age 51

Supervisor of the Company. Ms. Pan is a professor at Shanghai Communications University, engaging in teaching and researching of finance and macro-economy. Ms. Pan began teaching at the Economic Department at East China Normal University in 1984. In 1991, she was promoted to assistant professor. Ms. Pan obtained a Doctor's degree in Economics and in 1994, she became a professional professor of Finance. In November, 2005, she moved to Shanghai Communications University. Ms. Pan was appointed as a Supervisor of the Company in March 2004.

COMPANY SECRETARY

Mr. Ye Yumang (葉宇芒), age 40

Company Secretary of the Company and General Manager of the Directorate Secretary Office of the Company, a senior economist. Between 1989 and 1996, he engaged in vessel technique and administrative matters in Shanghai Maritime. From May to August 1995, Mr. Ye was the assistant company secretary of CSDC. From August 1995 to April 2000, he was the joint company secretary of CSDC. From April 2001 to March 2003, he was the company secretary for CSDC. Mr. Ye graduated from Shanghai Maritime University in 1989, with a Masters degree in mechanical engineering. In March 2007, Mr. Ye got his master's degree in EMBA from the Shanghai Finance & Economy University. Mr. Ye joined the Company in November 2002.

SENIOR MANAGEMENT

Mr. Li Xueqiang (李學強), age 46

Deputy General Manager of the Company. Mr. Li takes charges of safety and security work in assistance with General-Manager of the Company. Mr. Li joined Shanghai Shipping Bureau in 1983. He has been head of engine administration of Shanghai Shipping Bureau, assistant to general-manager of Passenger Traffic affiliate to Shanghai Shipping Company, vice director of Technology Department of Shanghai Shipping Company and vice general-manager of Shanghai Haixing Container Company during 1983-1997. Mr. Li has experienced shipping industry and vessel technology management for a long time and accumulated extensive experiences in enterprise management and transportation safety management. Mr. Li graduated from Dalian Maritime Institute with a major in Engine Management with a degree of Bachelor of Engineering in 1983, and Master of Laws with a major in International Law from Shanghai Maritime University in 2005, Mr. Li joined our Company in October 1997.

Mr. Ji Tao (季濤), age 56

Deputy General Manager of the Company. Mr. Ji assists the general manager of the Company and is responsible for safety management at the work place and personnel management work. In 1971, he joined the Shanghai Maritime Bureau. Between 1971 and 1998, he has held the posts of deputy manager, vessel officer, and vessel chief of Shanghai Shipping (Group) Oil Tanker Company Cargo Shipping Second Branch Office and vice-manager of Shanghai Haixing Goods Transportation Branch Office. From 1998 to 1999, he was the deputy manager of China Shipping Cargo Shipping Shanghai Branch Office. Mr. Ji has extensive experience in personnel management and the management of transportation safety. Mr. Ji graduated in 1985 from Dalian Maritime University, majoring in sociology administration. Mr. Ji joined the Company in March 1999.

Mr. Xu Weiyong (徐偉勇), age 45

Deputy General Manager of the Company. Mr. Xu assists the General Manager and is responsible for business operation. He began his career in shipping in 1983, and was vessel engine operator and clerk in Shipping Section of Shanghai Ocean Shipping Company, general manager of Shanghai Aoji International Shipping Company Limited during 1983-1997, he also held positions as general manager of Rich Shipping Shanghai Company Limited during 1997-2003, and general manager of China Shipping Container Lines (Shanghai) during 2003-2006, Mr. Xu accumulated experienced acknowledgement in shipping business operation and management. He graduated from Shanghai Maritime University with major in engine management in 1983. Mr. Xu joined our company in January 2006.

Mr. Zhao Xiaoming (趙小明), age 51

Chief financial officer of the Company. Mr. Zhao generally assists the General Manager and is responsible for accounting management and supervision. Mr. Zhao started his shipping career in 1983, he worked in finance section of Shanghai Shipping Bureau during 1983-1993. From 1993 to 1996 he was deputy head of the finance section. From January 1997 to July 1998 he was section head of finance division of Shanghai

Haixing Shipping Company Limited. During January 1998 to July 1999 he was deputy head of Finance Department of China Shipping (Group) Company. He held the posts of vice CFO and CFO of China Shipping Container Lines during July 1999 to January 2003, and CFO of CSHK and China Shipping Container Lines (Hong Kong) Forwarding Limited, chief accountant of China Shipping (Group) Company (Hong Kong) Holdings Limited, general manager of finance department cum director of Hong Kong Settlement Center, China Shipping (Group) Company Settlement Center during 2003-2006. He accumulated rich experience in finance management and supervision. Mr. Zhao graduated from Shanghai Maritime University majoring in finance/accounting in 1983, and got his Master's degree in monetary/ banking from Shanghai Finance & Economy University in June 1996 with the title of senior accountant. Mr. Zhao joined the Company in July 1999.

The Directors submit their report together with the audited accounts for the year ended 31 December, 2006.

PRINCIPAL ACTIVITIES AND GEOGRAPHICAL ANALYSIS OF OPERATIONS

The principal activities of the Group are owning, chartering and operating container vessels for the provision of international and domestic container marine transportation service. The principal activities of the subsidiaries are set out in Note 35 to the accounts.

An analysis of the Group's performance for the year by business and geographical segments is set out in Note 5 to the accounts.

RESULTS

The results of the Group for the year are set out in the consolidated profit and loss account on page 58 of the accounts.

DIVIDENDS

The Directors recommend the payment of a final dividend of RMB0.04 per share, amounting to RMB241,200,000 payable on or before 6 July, 2007.

RESERVES

Movement of the reserves of the Group and the Company during the year are set out in consolidated statement of changes in equity on page 63 and Note 25 to the accounts.

FIXED ASSETS

Details of the movements in fixed assets are set out in Note 16 to the accounts.

SHARE CAPITAL

Details of the movements in share capital of the Company are set out in Note 24 to the accounts.

DISTRIBUTABLE RESERVES

In accordance with the PRC Company Law, the Company may only distribute dividends out of its distributable profits (i.e., the Company's profit after income tax after offsetting: (i) the accumulated losses brought forward from the previous years; and (ii) the allocations to the statutory surplus reserve, the statutory public welfare fund and, if any, the discretionary common reserve (in such order of priorities) before payment of any dividend on shares).

According to the Company's articles of association, for the purpose of determining profit distribution, the profit after income tax of the Company is the lesser of its profit after income tax determined in accordance with: (i) the PRC accounting standard and regulations; and (ii) accounting principles generally accepted in Hong Kong.

As at 31 December, 2006, distributable reserves of the Company, calculated based on the above principles, amounted to approximately RMB266,006,000.

PRE-EMPTIVE RIGHTS

Under the articles of association of the Company and the laws of the PRC, no pre-emptive rights exist which require the Company to offer new shares to its existing Shareholders in proportion to their shareholdings.

FINANCIAL SUMMARY

A summary of the results and of the assets and liabilities of the Group is set out on page 146.

PURCHASES, SALE OR REDEMPTION OF SECURITIES

The Company has not redeemed any of its shares during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the year.

H SHARE SHARE APPRECIATION RIGHTS SCHEME

In accordance with the "Resolution Regarding Adoption and Approval of the H Share Share Appreciation Rights Scheme and Implementation Methods" passed at the Company's second special general meeting in 2005 held on 12 October, 2005, the Company implemented the Scheme as appropriate incentive policy.

The eligible grantees are: the Directors (other than independent non-executive Directors), the Supervisors (other than independent Supervisors), the senior executives of the Company, the head of department of each of the operational and management departments of the Company and the general managers and deputy general managers of the Company's subsidiaries.

The term of the Scheme is ten years. The Rights proposed to be granted account for 2% of the current total issued share capital of the Company, i.e. 120,600,000 units of Rights, which will be granted on three occasions, i.e. an initial grant and two further annual grants. The initial grant was made on 12 October, 2005, when 30,150,000 units of Rights accounting for 0.5% of the total issued share capital of the Company were granted. Two further annual grants will be made on 1 July, 2007 and 1 July, 2009 respectively.

The stipulated lock-up period for exercising the Rights is two years after the date of grant. Not more than 30%, 60% and 100% of the Rights will vest during the third year, fourth year and fifth year respectively. The Rights can be exercised before the expiration of the term of the Scheme (ten years). The Rights which have not been exercised after the expiration of the term of the Scheme shall lapse.

DIRECTORS AND SUPERVISORS

The Directors and Supervisors who held office during the year and up to the date of this report are:

Executive Directors:

Mr. Li Shaode
Mr. Jia Hongxiang
Mr. Huang Xiaowen
Mr. Zhao Hongzhou

Non-executive Directors:

Mr. Zhang Guofa
Mr. Zhang Jianhua
Mr. Wang Daxiong
Mr. Xu Hui
Mr. Yao Zuozhi

Independent non-executive Directors:

Mr. Gu Nianzu
Mr. Hu Hanxiang
Mr. Wang Zongxi
Mr. Lam Siu Wai, Steven

Supervisors:

Mr. Chen Decheng
Mr. Huang Xinming
Mr. Tu Shiming
Mr. Wang Xiuping
Mr. Hua Min
Ms. Pan Yingli

According to the articles of association of the Company, the term of service of the Directors and Supervisors shall be 3 years.

DIRECTORS' AND SUPERVISORS' SERVICE CONTRACTS

Each of the Directors and Supervisors has a service contract with the Company for a term of 3 years, save for:

(1) the following Directors (namely Mr. Zhang Guofa, Mr Huang Xiaowen and Mr. Zhao Hongzhou), and the Supervisor Mr. Huang Xinming, who were appointed for a term commencing from the conclusion of the special general meeting of the Company dated 18 February, 2005 until the conclusion of the AGM on 26 June, 2007;

(2) the Director Mr. Xu Hui, and the Supervisor Mr. Tu Shiming, who were appointed for a term commencing from the conclusion of the special general meeting of the Company dated 12 October, 2005 until the conclusion of the AGM on 26 June, 2007; and

(3) the Director Mr. Yao Zuozhi, and the Supervisor Mr. Chen Decheng, who were appointed for a term commencing from the conclusion of the special general meeting of the Company dated 28 August, 2006 until the conclusion of the AGM on 26 June, 2007.

The Company did not enter into any service contract which is not determinable by the Company within one year without payment of compensation (other than statutory compensation) with any Director or Supervisor.

DIRECTORS' AND SUPERVISORS' INTEREST IN CONTRACTS

No contracts of significance (as defined in Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") in which a Director or a Supervisor is or was materially interested, directly or indirectly, subsisted at the end of the year or at any time during the year.

No contracts of significance in relation to the Company's business in which the Company, its subsidiary, its holding company or a subsidiary of its holding company was a party and in which a Director or a Supervisor is or was materially interested, directly or indirectly, subsisted at the end of the year or at any time during the year.

No contracts or proposed contracts with the Company in which a Director or a Supervisor is or was materially interested in any way, directly or indirectly, subsisted at the end of the year or at any time during the year.

BIOGRAPHICAL DETAILS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Brief biographical details of the Directors, Supervisors and senior management of the Company are set out on pages 21 to 28 of this Annual Report.

Each of Li Shaode, Zhang Jianhua, Wang Daxiong and Zhang Guofa was as at 31 December, 2006 the president, a vice-president, a vice-president and a vice-president respectively of China Shipping, which was a company having, as at 31 December, 2006, an interest or short position in the Company's shares and underlying shares which would fall to be disclosed to the Company under the provisions of Division 2 and 3 of Part XV of the Securities and Futures Ordinance (the "SFO").

DIRECTORS', CHIEF EXECUTIVES' AND SUPERVISORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

No arrangements to which the Company, its subsidiary, its holding company or a subsidiary of its holding company is or was a party to enable the Directors, Supervisors or chief executives of the Company to acquire benefits by means of acquisition of shares in or debentures of the Company or any other body corporate subsisted at the end of the year or at any time during the year.

DIRECTORS', SUPERVISORS' AND CHIEF EXECUTIVES' INTERESTS IN SHARES

In accordance with the Scheme, nine Directors and three Supervisors have been granted Rights. Details of the Scheme were set out in the circular to Shareholders issued by the Company on 26 August, 2005.

As at 31 December, 2006, the Directors' and Supervisors' interests in H shares of the Company were as follows:

Name	Number of underlying H shares	Capacity	Percentage in total share capital
Directors			
Li Shaode	680,000	Beneficial owner	0.03% (Long position)
Jia Hongxiang	880,000	Beneficial owner	0.04% (Long position)
Huang Xiaowen	820,000	Beneficial owner	0.03% (Long position)
Zhao Hongzhou	720,000	Beneficial owner	0.03% (Long position)
Zhang Guofa	300,000	Beneficial owner	0.01% (Long position)
Zhang Jianhua	300,000	Beneficial owner	0.01% (Long position)
Wang Daxiong	300,000	Beneficial owner	0.01% (Long position)
Xu Hui	200,000	Beneficial owner	0.01% (Long position)
Yao Zuozhi	200,000	Beneficial owner	0.01% (Long position)
Supervisors			
Huang Xinming	720,000	Beneficial owner	0.03% (Long position)
Wang Xiuping	450,000	Beneficial owner	0.02% (Long position)
Tu Shiming	60,000	Beneficial owner	0.002% (Long position)

Saved as disclosed above, as at 31 December, 2006, none of the Directors, Supervisors or their associates had any interest in the shares of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), or which were required pursuant to Section 352 of the SFO to be entered in the register kept by the Company referred to therein, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code").

SUBSTANTIAL SHAREHOLDERS' INTERESTS

As at 31 December, 2006, so far as was known to the Directors, the interests or short positions of the following persons (other than Directors or Supervisors) in the shares of the Company which were required to be notified to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or the interests or short positions recorded in the register kept by the Company pursuant to section 336 of the SFO were as follows:

Name of Shareholder	Class of shares	Number of shares/ underlying shares held	Capacity	Percentage in the relevant class of share capital	Percentage in total share capital
China Shipping (Group) Company	Domestic shares	3,610,000,000 (Long position)	Beneficial owner	100%	59.87%
Li Ka-Shing	H shares	365,637,000 (Long position)	Interest of controlled corporation and founder of a discretionary trust	15.11%	6.06%
Li Ka-Shing Unity Trustee Company Limited	H shares	362,637,000 (Long position)	Trustee	14.98%	6.01%
Li Ka-Shing Unity Trustcorp Limited	H shares	365,637,000 (Long position)	Trustee and beneficiary of a trust	15.11%	6.06%
Li Ka-Shing Unity Trustee Corporation Limited	H shares	365,637,000 (Long position)	Trustee and beneficiary of a trust	15.11%	6.06%
Cheung Kong (Holdings) Limited	H shares	362,637,000 (Long position)	Interest of controlled corporation	14.99%	6.01%
Hutchison Whampoa Limited	H shares	241,758,000 (Long position)	Interest of controlled corporation	9.99%	4.01%
Hutchison International Limited	H shares	241,758,000 (Long position)	Beneficial owner	9.99%	4.01%

Save as disclosed above, as at 31 December, 2006, so far as was known to the Directors, no person (other than Directors or Supervisors) had any interest or short position in any shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO or any interest or short positions recorded in the register kept by the Company pursuant to section 336 of the SFO.

SUFFICIENCY OF PUBLIC FLOAT

Based on information that is publicly available to the Company and within the knowledge of the Directors, as at the latest practicable date prior to the issue of this Report, there was sufficient public float of more than 25% of the Company's issued shares as required under the Listing Rules.

MANAGEMENT CONTRACTS

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

MAJOR CUSTOMERS AND SUPPLIERS

During the year, the Group purchased less than 30% of its goods and services from its 5 largest suppliers. During the year, the Group sold less than 30% of its goods and services to its 5 largest customers.

For the year ended 31 December, 2006, none of the Directors, Supervisors, their respective associates and any Shareholder (who to the knowledge of the Board owns more than 5% of the share capital of the Company) had any interest in the 5 largest customers or the 5 largest suppliers of the Group.

CONNECTED TRANSACTIONS

Pursuant to Rule 14A.45 of the Listing Rules, details of the following connected transactions of the Group are required to be disclosed in this Annual Report:

(1) On 10 January, 2006, China Shipping Container Lines (Asia) Co., Ltd. ("CS Asia"), a subsidiary of the Company, entered into a container purchase agreement with Dong Fong International Container (Lianyungang) Co., Ltd.) ("DFIC") whereby CS Asia had agreed to purchase and DFIC had agreed to sell an aggregate of 13,500TEU of steel type general purpose containers at a total cash consideration of US$18,997,600;

(2) On 1 April, 2006, the Company entered into a master provision of containers agreement (the "Original Master Provision of Containers Agreement") with China Shipping, under which China Shipping agreed to supply and agreed to procure that its subsidiaries and associates manufacture and supply containers to the Group. The total cash consideration payable by the Group to China Shipping and its subsidiaries and associates shall not exceed: (i) US$108,870,000 for 2006; (ii) US$125,050,000 for 2007; and (iii) US$73,320,000 for 2008;

(3) On 27 August, 2006, CSHK, a wholly-owned subsidiary of the Company, entered into a share purchase agreement with CS Overseas Logistics, Rich Shipping and CS Agency, under which CS Overseas Logistics, Rich Shipping and CS Agency agreed to sell their respective entire 37.5%, 31.25% and 31.25% shareholding interests in

Universal Shipping to CSHK at an aggregate cash consideration of HK$79,766,300;

(4) On 25 October, 2006, the Company entered into an agreement with CS Overseas Logistics and China Shipping Logistics Co., Ltd. ("CS Logistics") to establish a joint venture company, Shanghai China Shipping YangShan International Container Land-Warehousing Co., Ltd., in Shanghai, the PRC, for the provision of container storage and various container related services, under which the Company shall contribute RMB32,000,000 in cash and have 50% shareholding interests in the said joint venture company; and

(5) On 20 November, 2006, Shanghai Puhai Shipping Co., Ltd. ("Shanghai Puhai"), a non wholly-owned subsidiary of the Company, entered into 7 acquisition agreements with Guangzhou Maritime Transport (Group) Co., Ltd. ("Guangzhou Maritime"), under which Shanghai Puhai agreed to purchase and Guangzhou Maritime agreed to sell 7 second-hand container vessels with an aggregate capacity of 1,470TEU at a total cash consideration of RMB54,760,000.

China Shipping is the controlling shareholder of the Company. Therefore, China Shipping and its associate(s) are connected persons of the Company under the Listing Rules. Each of DFIC, CS Logistics, Rich Shipping, CS Agency, CS Overseas Logistics and Guangzhou Maritime is an associate of China Shipping and is therefore a connected person of the Company under the Listing Rules.

The Stock Exchange has granted a waiver (the "Waiver") to the Company for a period of three years ended on 31 December, 2006 from strict compliance with the requirements of (i) disclosure by way of press notices (in respect of the continuing connected transactions as set out on page 184 of the prospectus issued by the Company dated 4 June, 2004 (the "Prospectus"); and (ii) disclosure by way of press notices, circular to Shareholders and/or independent Shareholders' approval (in respect of the continuing connected transactions as set out on pages 185 to 187 of the Prospectus) as stipulated in Chapter 14A of the Listing Rules in connection with those continuing connected transactions. Pursuant to the terms of the Waiver, certain continuing connected transactions were subject to relevant annual caps disclosed in the Prospectus, some of which were revised by the Board and/or the independent Shareholders. Please refer to the Company's announcement dated 24 January, 2007 and the Company's circular dated 16 February, 2007 for more details.

The following tables set out the relevant annual caps (original and revised, where applicable) and the actual annual figures for the year ended 31 December, 2006 in relation to those continuing connected transactions and the transactions under the Original Master Provision of Containers Agreement. Terms used in the following tables shall have the same meanings as defined in the Prospectus, the Company's announcement dated 24 January, 2007 and the Company's circular dated 16 February, 2007, unless the context requires otherwise.

CONTINUING CONNECTED TRANSACTIONS NOT EXEMPT FROM INDEPENDENT SHAREHOLDERS' APPROVAL

	Transactions under the	Annual Cap for 2006 (RMB'000)	Actual Figure for 2006 (RMB'000)
1.	Master Supply Agreement in respect of products to be provided to the Group	350,000 (revised to 484,000)	474,523
2.	(i) First Master Liner and Cargo Agency Agreement; and (ii) Second Master Liner and Cargo Agency Agreement in respect of services to be provided to the Group	455,000 (revised to 494,000)	437,884 *(Note 1)*
3.	Master Liner Services Agreement in respect of services to be provided by the Group	1,281,000 (revised to 1,882,000)	1,661,158
4.	(i) First Master Container Management Agreement; and (ii) Second Master Container Management Agreement in respect of services to be provided to the Group	894,000	768,778 *(Note 1)*
5.	Master Time Charter Agreement in respect of vessels etc. to be provided to the Group	926,000	232,650
6.	(i) First Master Loading and Unloading Agreement; and (ii) Second Master Loading and Unloading Agreement in respect of services to be provided to the Group	1,045,000	875,888
7.	(i) First Master Sub-route Agreement and (ii) Second Master Sub-route Agreement in respect of services to be provided to the Group	1,433,000	164,379
8.	Container Leases in respect of containers to be leased to the Group	680,000	400,238 *(Note 2)*
9.	Original Master Provision of Containers Agreement in respect of containers to be purchased by the Group	870,960 *(Note 3)*	837,731

Notes:

1. These figures are different from those found in the note on significant related party transactions set out in the notes to the accounts, since subsidiaries of the Company which are connected persons under the Listing Rules, are not considered as related parties for accounting purposes.

2. The figure is based on the actual cash payments made and is therefore different from the figure found in the note on related party transactions set out in the notes to the accounts, since from an accounting perspective, certain leasing of containers have been treated as finance leases and the interest element of such finance leases have been included in the accounts.

3. The cap was initially stated and approved in US$ and has been converted to RMB at the exchange rate of RMB7.76:US$1 in this table for ease and consistency of reference.

CONTINUING CONNECTED TRANSACTIONS EXEMPT FROM INDEPENDENT SHAREHOLDERS' APPROVAL

	Transactions under the	Annual Cap for 2006 (RMB'000)	Actual Figure for 2006 (RMB'000)
1.	Master Provision of Chassis Agreement in respect of chassis to be provided to the Group	25,000 (revised to 39,500)	39,400
2.	Master Ground Container Transport Agreement in respect of services to be provided to the Group	54,000 (revised to 160,000)	152,151
3.	(i) First Master Container Management Agreement and (ii) Second Master Container Management Agreement in respect of services to be provided by the Group	18,000	17,712 *(Note 1)*
4.	(i) CSDC Bareboat Charters; and (ii) Master Bareboat Charter Agreement in respect of vessels to be provided to the Group	85,000	76,795
5.	Master Ship Repair Services Agreement in respect of services to be provided to the Group	65,000 (revised to 86,000)	58,560
6.	Master Provision of Crew Members Agreement in respect of crew members etc. to be provided to the Group	143,000	121,244
7.	Master Depot Services Agreement in respect of services to be provided to the Group	29,000 (revised to 33,000)	30,541
8.	(i) First Master IT Service Agreement and (ii) Second Master IT Service Agreement in respect of products and services to be provided by the Group	26,000 (revised to 42,213)	42,213
9.	(i) First Master IT Service Agreement and (ii) Second Master IT Service Agreement in respect of products and services to be provided to the Group	33,000	27,083
10.	Products and Services Master Agreement in respect of products and services to be provided by the Group	2.5% of the revenue ratio	–
11.	Products and Services Master Agreement in respect of products and services to be provided to the Group	2.5% of the consideration ratio	–
12.	Master Time Charter Agreement in respect of vessels to be provided by the Group	N/A (revised to 8,760)	7,592

Note:

1. This figure is different from that in the note on significant related party transactions set out in the notes to the accounts, since subsidiaries of the Company which are connected persons under the Listing Rules are not considered as related parties for accounting purposes.

For further details regarding the above continuing connected transactions, please refer to Note 34 to the accounts.

Save for a delay in timely compliance with the announcement and/or independent shareholders' requirements under Chapter 14A of the Listing Rules with regards to:

(1) the revised annual caps for 2006 for: (a) the First Master IT Services Agreement and the Second Master IT Services Agreement in respect of the provision of products and services by the Group; (b) the Master Ground Container Transport Agreement; and (c) the Master Liner Services Agreement; and

(2) the renewal of six Container Leases,

(details of which are set out in the Company's announcement dated 24 January, 2007 and the Company's circular dated 16 February, 2007), the Company complied with the relevant disclosure requirements in accordance with Chapter 14A of the Listing Rules.

The independent non-executive Directors, Mr. Hu Hanxiang, Mr. Gu Nianzu, Mr. Wang Zongxi and Mr. Lam Siu Wai, Steven, have reviewed the above continuing connected transactions and confirm that these transactions have been entered into:

(1) in the ordinary and usual course of business of the Company;

(2) on normal commercial terms or on terms no less favourable to the Company than terms available to or from (as appropriate) independent third parties; and

(3) in accordance with the relevant agreement governing them on terms that are fair and reasonable and in the interests of the Shareholders as a whole.

For the purpose of Rule 14A.38 of the Listing Rules, PricewaterhouseCoopers, the auditors of the Company, have also performed certain agreed upon procedures on the above continuing connected transactions and confirmed that the continuing connected transactions disclosed above:

(1) have received the approval of the Company's board of Directors;

(2) in relation to those transactions which are revenue generating in nature, are in accordance with the pricing policies of the Company;

(3) have been entered into in accordance with the relevant agreements governing the transactions; and

(4) have not exceeded the relevant annual cap disclosed in the Prospectus or the Company's announcement dated 24 January, 2007.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Pursuant to the Listing Rules, each independent non-executive Director of the Company has re-affirmed his independence with the Company. Based on their confirmation, the Company considered that they are independent.

PENSION SCHEME

Details of the Group's pension scheme for the year ended 31 December, 2006 are set out in Notes 2.17 and 9 to the accounts.

DESIGNATED DEPOSITS AND OVERDUE TIME DEPOSITS

As at 31 December, 2006, the Group had not placed any designated deposits with any financial institution in the PRC, nor had it failed to collect any time deposits upon maturity during the year.

TAX RELIEF AND EXEMPTION

The Company is not aware that holders of securities of the Company are entitled to any tax relief or exemption by reason of their holding of such securities.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

Please refer to the Corporate Governance Report on pages 42 to 52 for details.

USE OF PROCEEDS FROM ISSUE OF H SHARES

The Company was successfully listed on the Main Board of the Stock Exchange on 16 June, 2004 and raised a net amount (after issue expenses) of approximately RMB7,159,713,000 by the placing and the public offer of H shares. According to the plan described in the Prospectus, the proceeds were applied as follows:

Planned use of proceeds	**Actual use of proceeds for the year ended 31 December, 2006**	**% used**
Approximately RMB2,500 million for acquiring vessels *(Note 1)*	3,299,580,000	99.99%
Approximately RMB500 million for acquiring containers *(Note 2)*	–	–
Approximately RMB500 million for injection into Shanghai Puhai Shipping Co., Ltd. by the Company *(Note 3)*	200,000,000	100%
Approximately RMB3,000 million for repaying bank loans	2,998,250,000	99.94%
Remaining balance used as general working capital	659,530,000	99.97%

Notes:

1. In light of Note 2 and Note 3, this amount has been adjusted to not more than RMB3,300 million.

2. Resolution was passed at the Company's special general meeting on 12 October, 2005, to change the use of RMB500 million for purchasing containers as originally planned to acquire new vessels.

3. Resolution was passed at the Company's special general meeting on 28 February, 2005, to reduce the capital injection into Shanghai Puhai from RMB500 million as originally planned to RMB200 million, with the remaining amount of RMB300 million for acquiring new vessels and containers.

AUDIT COMMITTEE

Details of the Company's Audit Committee are set out in the Corporate Governance Report on pages 42 to 52.

AUDITORS

The accounts have been audited by PricewaterhouseCoopers who will retire and, being eligible, offer themselves for re-appointment at the forthcoming AGM.

On behalf of the Board

China Shipping Container Lines Company Limited
Li Shaode
Chairman

Shanghai, the People's Republic of China
10 April, 2007

The Board has reviewed the corporate governance documents it has adopted and is of the view that such documents have incorporated the principles and code provisions of the "Code on Corporate Governance Practices" (the "CG Code") as set out in Appendix 14 to the Listing Rules.

The Board confirms that, other than as set out below, none of the Directors is aware of any information that would reasonably indicate that the Group was not, at any time during year 2006, in compliance with the code provisions of the CG Code.

A BOARD OF DIRECTORS

1. BOARD COMPOSITION

The Board consists of four Executive Directors, five Non-executive Directors and four Independent Non-executive Directors.

Executive Directors:
Mr. Li Shaode *(Chairman)*
Mr. Jia Hongxiang *(Vice-chairman)*
Mr. Huang Xiaowen
Mr. Zhao Hongzhou

Non-executive Directors
Mr. Zhang Guofa *(Vice-chairman)*
Mr. Zhang Jianhua
Mr. Wang Daxiong
Mr. Xu Hui
Mr. Yao Zuozhi

Independent Non-executive Directors
Mr. Hu Hanxiang
Mr. Gu Nianzu
Mr. Wang Zongxi
Mr. Lam Siu Wai, Steven

The list of Directors (including names, duties and brief biographies) is shown on the Company's website:

http://www.cscl.com.cn.

Each Independent Non-executive Director of the Company has reconfirmed his independence to the Company in accordance with the Listing Rules. Based on the confirmation, the Company considers that they are independent.

In 2006, the Board has at least three Independent Non-executive Directors in accordance with the Listing Rules, of whom one Independent Non-executive Director has appropriate professional qualifications or accounting or related financial management expertise.

2. RESPONSIBILITIES OF THE BOARD

The Board is responsible for managing the businesses and affairs of the Group with the goal of enhancing shareholder value; to present a balanced, clear and easily comprehensible assessment of the Company's performance, position and prospects as set out in the annual and interim reports, and other price-sensitive announcements and other financial disclosures required under the Listing Rules; and to report to regulators information which is required to be disclosed pursuant to statutory requirements. The 19th meeting of the first session of the Board approved the resolution regarding the examination and approval procedures for Infrastructure, Technology Upgrade and Technological Project, and authorized the General Manager to approve and implement those infrastructure, technology upgrade and technological projects with an unit amount less than RMB2,000,000.

The Board owes fiduciary and statutory duties to the Company and the Group. Other duties include: formulating the overall strategy and policies of the Group, and the establishment of corporate and management goals, major operational measures and risk management policies in accordance with the strategic objectives of the Group; supervision and monitoring of the operational and financial performance of the Group; and approval of expenditure budget and key capital spending, key investments, major acquisitions and disposals of assets, corporate or financial reorganization, major finance consent and management matters.

The Board has set up the Audit Committee and the Remuneration Committee. Please refer to the following paragraphs for the composition and duties of the Audit Committee and the Remuneration Committee. Each committee should present its recommendations to the Board in accordance with its own duties, such recommendations should be ultimately determined by the Board, unless prescribed clearly in each committee's duties.

The Company Secretary provides information regarding the latest developments in relation to the Listing Rules and other applicable regulatory requirements for all Directors. Any Director may require the Company Secretary to arrange independent professional advice at the expense of the Company to assist the Director(s) in discharging his/their duties to the Company effectively.

3. CHAIRMAN AND GENERAL MANAGER

In 2006, Mr. Li Kelin and Mr. Li Shaode served in succession as the Chairman of the Company, and Mr. Jia Hongxiang and Mr. Huang Xiaowen were the General Managers and Executive Directors of the Company. The Articles of Association of the Company requires that the Chairman and the General Manager should perform their responsibilities separately. For the biographies of Mr. Li Shaode, Mr. Jia Hongxiang and Mr. Huang Xiaowen, please refer to "Biographies of Directors, Supervisors and Senior Management".

4. BOARD MEETINGS

The Board held regular board meetings in accordance with paragraph A.1.1. of the CG Code. The Directorate Secretary Office would provide an official agenda of items to be considered and determined by the Board before any Board meeting. Notice would be given at least 14 days before each regular board meeting. Directors may include related matters in the agenda for discussion at the board meeting. The Company Secretary assists the Chairman of the Company to prepare an agenda for each board meeting and ensures it is prepared in accordance with applicable statutory requirements and regulations in relation to the meeting. The ultimate agenda and board papers would be sent to all Directors at least 3 days before the board meeting.

In 2006, the Company held nine board meetings all together, of which 4 were regular meetings and the other 5 were held with the practice of obtaining board consent through the circulation of written resolutions. The average attendance rate was 99.31%. Record of attendance for each Director is set out as follows:

Executive Directors

Directors	Number of Meetings Attended	Attendance Rate
Li Kelin (1 January, 2006 – 28 June, 2006)	4	100%
Li Shaode (28 June, 2006 – 31 December, 2006)	5	100%
Jia Hongxiang	9	100%
Huang Xiaowen	9	100%
Zhao Hongzhou	9	100%

Note: On 26 January, 2006, Mr. Jia Hongxiang was appointed as a vice Chairman of the Board. On 28 June, 2006, Mr. Li Kelin resigned from his positions as, and Mr. Li Shaode was appointed as, the Chairman of the Board and an Executive Director of the Company. Mr. Li Kelin was re-designated as a Non-executive Director of the Company on the same date.

Non-executive Directors

Directors	Number of Meetings Attended	Attendance Rate
Li Shaode (1 January, 2006 – 28 June, 2006)	4	100%
Li Kelin (28 June, 2006 – 28 August, 2006)	1	100%
Zhang Jianhua	9	100%
Wang Daxiong	9	100%
Zhang Guofa	8	88.9%
Xu Hui	9	100%
Yao Zuozhi (28 August, 2006 – 31 December, 2006)	4	100%

Note: On 28 June, 2006, Mr. Li Kelin resigned from his positions as, and Mr. Li Shaode was appointed as, the Chairman of the Board and an Executive Director of the Company. Mr. Li Kelin was re-designated as a Non-executive Director of the Company on the same date. On 28 August, 2006, Mr. Li Kelin resigned from his position as, and Mr. Yao Zuozhi was appointed as, a Non-executive Director of the Company.

Independent Non-executive Directors

Directors	Number of Meetings Attended	Attendance Rate
Hu Hanxiang	9	100%
Gu Nianzu	9	100%
Wang Zongxi	9	100%
Lam Siu Wai, Steven	9	100%

Any Director with a conflicting interest in any resolution to be considered by the Board should abstain from voting on such resolution.

5. SUPPLY OF AND ACCESS TO INFORMATION

All Directors are entitled to have access to the relevant documents and other information of the Board from the Company Secretary in order to make informed decisions.

6. APPOINTMENT AND RESIGNATION OF DIRECTORS

The Board reviews its structure, size and composition on a regular basis. The appointment of new Directors to the Board is based on formal, considered and transparent procedures.

The Company has not established a Nomination Committee, and the Board itself is responsible for the nomination of new Directors directly. In choosing the candidates for directors of the Company, China Shipping, the controlling shareholder of the Company, will conduct research and review those candidates with related experiences and social connections, and then recommend those candidates to the Board for their consideration. Before holding a meeting, the Board will carefully study the backgrounds of the candidates, and consult and collect information on those candidates where necessary, and then discuss and resolve in the following meeting. Those candidates nominated by the Board will then be submitted to the shareholders' meeting for approval.

Three board meetings were held on 26 January, 2006, 28 June, 2006 and 5 July, 2006 respectively to review and make recommendations in respect of the appointment and resignation of Directors, and the attendance rate was 100%. The attendance of each Director is set out as follows:

Executive Directors

Directors	Number of Meetings Attended	Attendance Rate
Li Kelin (1 January, 2006 – 28 June, 2006)	2	100%
Li Shaode (28 June, 2006 – 31 December, 2006)	1	100%
Jia Hongxiang	3	100%
Huang Xiaowen	3	100%
Zhao Hongzhou	3	100%

Note: On 26 January, 2006, Mr. Jia Hongxiang was appointed as a vice Chairman of the Board. On 28 June, 2006, Mr. Li Kelin resigned from his positions as, and Mr. Li Shaode was appointed as, the Chairman of the Board and an Executive Director of the Company. Mr. Li Kelin was re-designated as a Non-executive Director of the Company on the same date.

Non-executive Directors

Directors	Number of Meetings Attended	Attendance Rate
Li Shaode (1 January, 2006 – 28 June, 2006)	2	100%
Li Kelin (28 June, 2006 – 28 August, 2006)	1	100%
Zhang Jianhua	3	100%
Wang Daxiong	3	100%
Zhang Guofa	3	100%
Xu Hui	3	100%
Yao Zuozhi (28 August, 2006 – 31 December, 2006)	0	

Note: On 28 June, 2006, Mr. Li Kelin resigned from his positions as, and Mr. Li Shaode was appointed as, the Chairman of the Board and an Executive Director of the Company. Mr. Li Kelin was re-designated as a Non-executive Director of the Company on the same date. On 28 August, 2006, Mr. Li Kelin resigned from his position as, and Mr. Yao Zuozhi was appointed as, a Non-executive Director of the Company.

Independent Non-executive Directors

Directors	Number of Meetings Attended	Attendance Rate
Hu Hanxiang	3	100%
Gu Nianzu	3	100%
Wang Zongxi	3	100%
Lam Siu Wai, Steven	3	100%

7. BOARD COMMITTEES

(1) *Audit Committee*

On 4 March, 2004, resolutions were passed at the third meeting of the first session of the Board to establish the Audit Committee, which consists of two Independent Non-executive Directors, Mr. Wang Zongxi and Mr. Gu Nianzu, and a Non-executive Director Mr. Wang Daxiong. Mr. Wang Zongxi is the Chairman of the Audit Committee. The primary duties of the Audit Committee are: to oversee the integrity of the financial reports, annual and interim reports of the Company, and review the financial control and internal control procedures of the Company.

The Audit Committee held two meetings in 2006 and the average attendance rate was 100%. The annual results and financial report for the year 2005, the interim report for the year 2006 and the Company's internal control system were reviewed in those meetings, and recommendations were presented to the Board for approval.

The attendance rate of each member of the Audit Committee is set out as follows:

Directors	Number of Meetings Attended	Attendance Rate
Wang Zongxi	2	100 %
Gu Nianzu	2	100 %
Wang Daxiong	2	100 %

(2) *Remuneration Committee*

On 30 November, 2005, resolutions were passed at the thirteenth meeting of the first session of the Board to establish a Remuneration Committee of the Board, which consists of two Independent Non-executive Directors, Mr. Wang Zongxi and Mr. Gu Nianzu, and a Non-executive Director Mr. Zhang Jianhua. Mr. Zhang Jianhua is the Chairman of the Remuneration Committee. The duties of the Remuneration Committee are: to make recommendations to the Board on the Company's policy and structure for all remuneration of Directors, Supervisors and senior management, and on the establishment of a formal and transparent procedure for developing policies on such remuneration; to have the delegated responsibility to determine the specific remuneration packages of all Executive Directors, Supervisors and senior management, including benefits in kind, pension rights and compensation payments, including any compensation payable for loss or termination of their office or appointment, and make recommendations to the Board of the remuneration of Non-executive Directors. During 2006, The Remuneration Committee assessed performance of Executive Directors, approved the terms of Executive Directors' service contracts. When performing the above appraisals, the Remuneration Committee considered factors such as salaries paid by comparable companies, time commitment and responsibilities of the Directors and employment conditions elsewhere in the Group and desirability of performance-based remuneration; reviewed and approved performance-based remuneration by reference to corporate goals and objectives resolved by the Board from time to time; reviewed and approved the compensation payable to Executive Directors, Supervisors and senior management in connection with any loss or termination of their office or appointment to ensure that such compensation is determined in accordance with relevant contractual terms and that such compensation is otherwise fair and not excessive for the Company; reviewed and approved compensation arrangements relating to dismissal or removal of Directors or Supervisors for misconduct to ensure that such arrangements are determined in accordance with relevant contractual terms and that any compensation payment is otherwise reasonable and appropriate; and ensured that no Director, Supervisor or any of their associates was involved in determining his own remuneration.

The Remuneration Committee held one meeting in 2006 and the attendance rate was 100%. The resolutions regarding the Directors' and Supervisors' remuneration for 2006 were reviewed in that meeting, and recommendations were presented to the Board for approval. The attendance rate of each member of the Remuneration Committee is set out as follows:

Directors	Number of Meetings Attended	Attendance Rate
Zhang Jianhua	1	100%
Wang Zongxi	1	100%
Gu Nianzu	1	100%

8. SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS

The Company had adopted the Model Code as set out in Appendix 10 of the Listing Rules as the standard regarding Directors' and Supervisors' securities transactions. The Company confirmed, having made specific enquiries with all Directors and Supervisors, that for the year ended 31 December, 2006, its Directors and Supervisors have complied with the requirements relating to Directors' and Supervisors' dealing in securities as set out in the Model Code.

9. H-SHARE STOCK APPRECIATION RIGHTS SCHEME

To incentivise the Directors, Supervisors, senior management and other important personnel of the Company to work towards the Company's development and in the shareholders' long-term interest, the Company adopted the Scheme on 12 October, 2005. Details of the Scheme are contained in the circular to shareholders of the Company dated 26 August, 2005.

10. THE TERM OF OFFICE FOR NON-EXECUTIVE DIRECTORS

Non-executive Director	Term of office starting date	Term of office expiration date
Li Kelin	28 June, 2006	28 August, 2006
Li Shaode	3 March, 2004	28 June, 2006
Zhang Jianhua	3 March, 2004	until the conclusion of the AGM for the year 2006, i.e. on 26 June 2007
Wang Daxiong	3 March, 2004	until the conclusion of the AGM for the year 2006, i.e. on 26 June 2007
Zhang Guofa	18 February, 2005	until the conclusion of the AGM for the year 2006, i.e. on 26 June 2007
Xu Hui	12 October, 2005	until the conclusion of the AGM for the year 2006, i.e. on 26 June 2007
Yao Zuozhi	28 August, 2006	until the conclusion of the AGM for the year 2006, i.e. on 26 June 2007

Note: On 28 June, 2006, Mr. Li Kelin resigned from his positions as, and Mr. Li Shaode was appointed as, the Chairman of the Board and an Executive Director of the Company. Mr. Li Kelin was re-designated as a Non-executive Director of the Company on the same date. On 28 August, 2006, Mr. Li Kelin resigned from his position as, and Mr. Yao Zuozhi was appointed as, a Non-executive Director of the Company.

B. ACCOUNTABILITY AND AUDITING

1. EXTERNAL AUDITOR

PricewaterhouseCoopers was re-appointed as external auditors of the Company at the 2005 Annual General Meeting by the shareholders until the conclusion of the next Annual General Meeting.

The Company has paid PricewaterhouseCoopers RMB4,980,000 as remuneration for its auditing service provided for 2006. During the same year, PricewaterhouseCoopers has not provided any non-auditing service to the Group.

2. ACKNOWLEDGEMENT OF THE DIRECTORS AND AUDITORS

The Directors have conducted a review of the effectiveness of the system of internal control of the Company and its subsidiaries covering all material controls (including financial, operational and compliance controls and risk management functions).

The Directors have acknowledged their responsibilities for preparing the accounts for the year ended 31 December, 2006.

PricewaterhouseCoopers, the auditors of the Company, has acknowledged its reporting responsibilities in the Auditor's Report on the accounts for the year ended 31 December, 2006.

C. COMMUNICATION WITH SHAREHOLDERS

The Company has put particular emphasis on communication with shareholders. All information related to the operation, business strategies, and development of the Group is provided in the Company's annual report and interim report. The Company encourages shareholders to attend the Annual General Meeting and each extraordinary general meeting, which should serve as valuable communication forums for each other and with the management.

In 2006, the last general meeting was the second extraordinary general meeting for year 2006 held on 28 August, 2006 at Conference Room No. 1, No 450, Fushan Road, Shanghai. The resolutions passed at the meeting and the results of the poll are as follows:

Resolution		Ordinary/ Special	for	Votes by poll against	abstain
1	Mr. Li Kelin's resignation as a Director	ordinary	3,664,895,655 (99.999%)	30,000 (0.001%)	0 0%
2	Mr. Yao Zuozhi's resignation as a Supervisor	ordinary	3,664,880,655 (99.9988%)	30,000 (0.0008%)	15,000 (0.0004%)
3	Mr. Yao Zuozhi's appointment as a Director	ordinary	3,664,800,255 (99.9966%)	100,400 (0.0027%)	25,000 (0.0007%)
4	Mr. Chen Decheng's appointment as a Supervisor	ordinary	3,664,868,655 (99.9984%)	32,000 (0.0009%)	25,000 (0.0007%)
5	the grant of an unconditional general mandate to issue bonds of up to RMB3,500,000,000	special	3,664,868,655 (99.9984%)	42,000 (0.0011%)	15,000 (0.0004%)

Report of the Supervisory Committee for the financial year ended 31 December, 2006

To the shareholders:

During 2006, we, the supervisory committee (the "Supervisory Committee") of China Shipping Container Lines Company Limited (the "Company"), performed our supervisory duties in good faith and in a cautious but active manner to further the interests of the Company and its shareholders in accordance with the company law of the People's Republic of China (the "PRC"), the articles of association of the Company (the "Articles") and the applicable laws and regulations of the PRC and Hong Kong Special Administrative Region ("Hong Kong").

1. WORKING STATUS OF THE SUPERVISORY COMMITTEE IN 2006

In 2006, we held two meetings in total:

1.1 On 18 April, 2006, the fifth meeting of the first session of the Supervisory Committee was held in Shanghai. During the meeting, we reviewed and approved resolutions regarding the Company's annual report for 2005, the Company's dividend distribution for 2005, the Company's results announcement for 2005 and the Supervisory Committee's report for 2005.

1.2 On 28 August 2006, the sixth meeting of the first session of the Supervisory Committee was held in Shanghai. During the meeting, we reviewed and approved resolutions regarding the Company's interim report for 2006, interim results announcement for 2006 and the appointment of a new chairman of the Supervisory Committee. The meeting elected Mr. Chen Decheng as the chairman of the Supervisory Committee.

In 2006, our members participated in all the Company's board meetings and general meetings.

2. INDEPENDENT OPINION OF THE SUPERVISORY COMMITTEE FOR CERTAIN RELEVANT EVENTS OF THE COMPANY IN 2006

2.1 OPERATING STATUS OF THE COMPANY

We paid close attention to the operations and management of the Company and supervised the performance of the Company's directors and senior management. We conscientiously monitored and inspected the execution of the resolutions approved by the Company's board meetings and general meetings and the internal management system of the Company. We are of the view that the Company's decision-making procedures are legal and that it has established a comprehensive internal control system. The Company operated in accordance with the applicable laws and regulations of the PRC and Hong Kong. The Company's directors and senior management have actively carried out their duties pursuant to the applicable laws and regulations of the PRC and Hong Kong, and we have not found them to have breached such laws or regulations or the Articles or to have acted against the interests of the Company.

2.2 FINANCIAL STATUS OF THE COMPANY

We reviewed, amongst other things, the Company's annual report for 2006, the Company's dividend distribution scheme for 2006 and the Company auditor's report for 2006. We are of the view that the Company's financial status was sound, the Company's financial management standards and internal control system were implemented and have improved, and the Company's accounts for 2006 objectively and accurately reflected the Company's financial status and operating results for 2006. We accepted the Company auditor's report and approved the Company's dividend distribution scheme for 2006.

3. ACQUISITIONS, DISPOSALS AND CONNECTED TRANSACTIONS OF THE COMPANY

We are of the view that the price the Company paid or received (as the case may be) for transactions relating to acquisitions and disposals of assets were reasonable and no transaction involving a conflict of interest was found. We are further of the view that the Company's connected transactions were entered into in the ordinary course of business and on normal commercial terms that are fair and reasonable for the Company and its shareholders.

In 2007, we will continue to perform the supervisory functions endowed on us by the applicable laws and regulations of the PRC and the Articles and work hard to further the interests of the Company and its shareholders.

China Shipping Container Lines Company Limited
Supervisory Committee

Shanghai, the People's Republic of China
10 April, 2007

TO THE SHAREHOLDERS OF
CHINA SHIPPING CONTAINER LINES COMPANY LIMITED
(Established in the People's Republic of China with limited liability)

We have audited the consolidated accounts of China Shipping Container Lines Company Limited ("the Company") and its subsidiaries (together, "the Group") set out on pages 58 to 145, which comprise the consolidated and the Company balance sheets as at 31 December, 2006, and the consolidated profit and loss account, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS' RESPONSIBILITY FOR THE ACCOUNTS

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated accounts in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of accounts that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated accounts based on our audit and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the accounts are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the accounts. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the accounts, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the accounts in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the accounts.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31 December, 2006 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 10 April, 2007

Consolidated Profit and Loss Account

For the year ended 31 December, 2006

	Note	Year ended 31 December 2006 RMB'000	2005 RMB'000
Turnover	5	**30,502,378**	28,374,680
Operating costs	6,8	**(28,391,606)**	(23,331,132)
Gross profit		**2,110,772**	5,043,548
Other operating income	7	**133,171**	238,262
Administrative and general expenses	8	**(573,912)**	(551,234)
Operating profit		**1,670,031**	4,730,576
Finance costs	11	**(533,999)**	(427,273)
Share of profit of an associated company	20	**6,529**	5,960
Profit before income tax		**1,142,561**	4,309,263
Income tax expense	12	**(277,847)**	(724,168)
Profit for the year		**864,714**	3,585,095
Attributable to:			
Equity holders of the Company	13	**859,210**	3,582,782
Minority interests		**5,504**	2,313
		864,714	3,585,095
Dividends	15	**241,200**	723,600
Basic earnings per share for profit attributable to the equity holders of the Company (expressed in RMB per share)	14	**RMB0.14**	RMB0.59

Consolidated Balance Sheet

As at 31 December, 2006

	Note	As at 31 December 2006 RMB'000	2005 RMB'000
ASSETS			
Non-current assets			
Fixed assets	*16*	**23,463,851**	20,770,813
Land use rights	*17*	**13,356**	13,686
Goodwill	*18*	**46,427**	13,281
Investment in an associated company	*20*	**48,758**	47,596
Investment in a jointly controlled entity	*21*	**32,000**	–
		23,604,392	20,845,376
Current assets			
Bunkers		**635,735**	553,080
Trade and notes receivables	*22*	**3,490,403**	4,054,345
Prepayments and other receivables		**97,984**	129,154
Cash and cash equivalents	*23*	**2,915,542**	3,423,373
		7,139,664	8,159,952
Total assets		**30,744,056**	29,005,328
EQUITY			
Capital and reserves attributable to the Company's equity holders			
Share capital	*24*	**6,030,000**	6,030,000
Other reserves	*25*	**5,998,515**	6,128,838
Retained earnings			
– Proposed final dividend		**241,200**	723,600
– Others		**4,263,526**	3,709,426
		16,533,241	16,591,864
Minority interests		**42,964**	37,460
Total equity		**16,576,205**	16,629,324
LIABILITIES			
Non-current liabilities			
Long-term bank loans	*26*	**5,538,152**	5,107,112
Finance lease obligations	*27*	**3,199,249**	2,404,974
Deferred tax liabilities	*28*	**837,249**	637,120
		9,574,650	8,149,206

Consolidated Balance Sheet

As at 31 December, 2006

		As at 31 December	
		2006	2005
	Note	**RMB'000**	RMB'000
Current liabilities			
Trade and notes payables	*29*	**2,205,055**	2,759,412
Accrual and other payables		**515,189**	305,702
Short-term bank loans	*26*	**400,000**	–
Long-term bank loans – current portion	26	**707,608**	501,053
Finance lease obligations – current portion	*27*	**695,724**	458,681
Income tax payable		**69,625**	201,950
		4,593,201	4,226,798
Total liabilities		**14,167,851**	12,376,004
Total equity and liabilities		**30,744,056**	29,005,328
Net current assets		**2,546,463**	3,933,154
Total assets less current liabilities		**26,150,855**	24,778,530

On behalf of the Board

Li Shaode
Director

Huang Xiaowen
Director

Balance Sheet

As at 31 December, 2006

	Note	As at 31 December 2006 RMB'000	2005 RMB'000
ASSETS			
Non-current assets			
Fixed assets	*16*	**14,971,491**	14,650,020
Land use rights	*17*	**13,356**	13,686
Investment in subsidiaries	*19*	**1,328,477**	1,473,186
Investment in an associated company	*20*	**29,214**	29,214
Investment in a joint controlled entity	*21*	**32,000**	–
Deferred tax assets	*28*	**–**	40,836
		16,374,538	16,206,942
Current assets			
Bunkers		**65,660**	101,416
Trade and notes receivables	*22*	**1,178,261**	1,027,705
Prepayments and other receivables		**104,411**	25,564
Amounts due from subsidiaries		**–**	732,305
Dividend receivable from a subsidiary		**300,000**	1,220,000
Cash and cash equivalents	*23*	**925,058**	1,027,342
		2,573,390	4,134,332
Total assets		**18,947,928**	20,341,274
EQUITY			
Capital and reserves attributable to the Company's equity holders			
Share capital	*24*	**6,030,000**	6,030,000
Other reserves	*25*	**6,170,275**	6,110,298
Retained earnings			
– Proposed final dividend		**241,200**	723,600
– Others		**24,806**	16,267
Total equity		**12,466,281**	12,880,165
LIABILITIES			
Non-current liabilities			
Long-term bank loans	*26*	**3,408,940**	3,616,800
Finance lease obligations	*27*	**–**	990,688
Deferred tax liabilities	*28*	**48,497**	-
		3,457,437	4,607,488

Balance Sheet

As at 31 December, 2006

	Note	As at 31 December 2006 RMB'000	2005 RMB'000
Current liabilities			
Trade and notes payables	*29*	**1,198,203**	1,800,403
Accrual and other payables		**258,894**	187,239
Amounts due to subsidiaries		**635,085**	–
Short-term bank loans	*26*	**400,000**	–
Long-term bank loans – current portion	*26*	**475,000**	380,000
Finance lease obligations – current portion	*27*	–	292,838
Income tax payable		**57,028**	193,141
		3,024,210	2,853,621
Total liabilities		**6,481,647**	7,461,109
Total equity and liabilities		**18,947,928**	20,341,274
Net current (liabilities)/assets		**(450,820)**	1,280,711
Total assets less current liabilities		**15,923,718**	17,487,653

On behalf of the Board

Li Shaode
Director

Huang Xiaowen
Director

Consolidated Statement of Changes in Equity

For the Year ended 31 December, 2006

		Attributable to equity holders of the Company					
	Note	Share capital RMB'000	Other reserves RMB'000	Retained earnings RMB'000	Total RMB'000	Minority interests RMB'000	Total equity RMB'000
Balance at 1 January, 2005		6,030,000	5,613,174	2,669,665	14,312,839	32,349	14,345,188
Capital injection by minority shareholders in a subsidiary		–	–	–	–	5,614	5,614
Currency translation differences		–	(97,757)	–	(97,757)	–	(97,757)
Profit for the year		–	–	3,582,782	3,582,782	2,313	3,585,095
Profit appropriation		–	613,421	(613,421)	–	–	–
Dividend relating to 2004		–	–	(1,206,000)	(1,206,000)	(2,816)	(1,208,816)
Balance at 31 December, 2005 and 1 January, 2006		6,030,000	6,128,838	4,433,026	16,591,864	37,460	16,629,324
Currency translation differences		–	(194,233)	–	(194,233)	–	(194,233)
Profit for the year		–	–	859,210	859,210	5,504	864,714
Profit appropriation		–	63,910	(63,910)	–	–	–
Dividend relating to 2005	15	–	–	(723,600)	(723,600)	–	(723,600)
Balance at 31 December, 2006		6,030,000	5,998,515	4,504,726	16,533,241	42,964	16,576,205

Consolidated Cash Flow Statement

For the Year ended 31 December, 2006

	Note	Year ended 31 December 2006 RMB'000	2005 RMB'000
Cash flows from operating activities			
Cash generated from operations	*30(a)*	**2,975,706**	5,304,218
Income tax paid		**(210,043)**	(163,070)
Net cash generated from operating activities		**2,765,663**	5,141,148
Cash flows from investing activities			
Purchase of fixed assets		**(3,671,894)**	(5,088,539)
Acquisition of a subsidiary, net of cash acquired	*30(c)*	**(78,528)**	–
Capital injection to a jointly controlled entity		**(32,000)**	–
Proceeds from disposal of fixed assets		**15,516**	877
Dividends received from an associated company		**5,367**	5,256
Interest received		**74,849**	84,801
Net cash used in investing activities		**(3,686,690)**	(4,997,605)
Cash flows from financing activities			
Interest paid		**(362,627)**	(278,404)
Proceeds from short-term and long-term bank loans		**2,645,285**	1,207,207
Repayments of short-term and long-term bank loans		**(1,607,690)**	(995,520)
Proceeds from sale and lease back of containers		**1,349,650**	–
Capital element of finance lease payments		**(615,016)**	(545,124)
Interest element of finance lease payments		**(272,806)**	(288,520)
Dividends paid to Company's shareholders		**(723,600)**	(1,686,098)
Dividends paid to minority shareholders		**–**	(2,816)
Capital injection by minority shareholders		**–**	5,614
Net cash generated from/(used in) financing activities		**413,196**	(2,583,661)
Net decrease in cash and cash equivalents		**(507,831)**	(2,440,118)
Cash and cash equivalents at beginning of the year		**3,423,373**	5,863,491
Cash and cash equivalents at end of the year		**2,915,542**	3,423,373

1 GENERAL INFORMATION

China Shipping Container Lines Company Limited ("the Company") and its subsidiaries (together, "the Group") principally engaged in owning, chartering and operating container vessels for the provision of international and domestic container marine transportation service.

The Company was established in the People's Republic of China (the "PRC") on 28 August, 1997 as a company with limited liability under the Company Law of the PRC. On 3 March, 2004, the Company was transformed into a joint stock limited company under the Company Law of the PRC (the "Transformation") by converting its registered capital and reserves as at 31 October, 2003 into 3,830,000,000 shares of RMB1 each. The Company's H shares (the "Share Issue") have been listed on the Main Board of the Stock Exchange of Hong Kong Limited (the "Stock Exchange") since 16 June, 2004.

The address of its registered office is 27th Floor, 450 Fu Shan Road, Pudong New District, Shanghai, PRC.

These consolidated accounts are presented in thousands of units of Renminbi (RMB'000), unless otherwise stated.

These consolidated accounts have been approved for issue by the Board of Directors on 10 April, 2007.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated accounts are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 BASIS OF PREPARATION

The consolidated accounts of the Company have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS"). The consolidated accounts have been prepared under the historical cost convention, as modified by the revaluation of certain financial assets and financial liabilities at fair value through profit or loss.

The preparation of accounts in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated accounts, are disclosed in Note 4.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.1 BASIS OF PREPARATION *(continued)*

The adoption of new/revised HKFRS

In 2006, the Group adopted the amendments and interpretation of HKFRS below, which are relevant to its operations.

HKAS 21 (Amendment)	Net Investment in a Foreign Operation
HKAS 39 (Amendment)	Cash Flow Hedge Accounting of Forecast Intragroup Transactions
HKAS 39 (Amendment)	The Fair Value Option
HKAS 39 and HKFRS 4 (Amendment)	Financial Guarantee Contracts
HK(IFRIC)-Int 4	Determining whether an Arrangement contains a Lease

The Group has assessed the impact of the adoption of these amendments and interpretation and considered that there was no significant impact on the Group's results and financial position nor any substantial changes in the Group's accounting policies.

Standards, interpretation and amendments to existing standards that are not yet effective

Certain new standards, amendments and interpretations to existing standards have been published which are relevant to the Group's operations and accounts and are mandatory for the Group's accounting periods beginning on or after 1 January, 2007 or later periods as follows:

Effective from 1 January, 2007

HKAS 1 (Amendment)	Presentation of Financial Statements: Capital Disclosures
HK (IFRIC) – Int 8	Scope of HKFRS 2
HK (IFRIC) – Int 9	Reassessment of Embedded Derivatives
HK (IFRIC) – Int 10	Interim Reporting and Impairment
HK (IFRIC) – Int 11	HKFRS 2 – Group and Treasury Share Transactions
HKFRS 7	Financial Instruments: Disclosures

Effective from 1 January, 2009

HKFRS 8	Operating Segments

The Group has not early adopted the above standards, amendments and interpretations and is not yet in a position to state whether substantial changes to the Group's accounting policies and presentation of the accounts will be resulted.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.2 CONSOLIDATION

The consolidated accounts include the accounts of the Company and all its subsidiaries made up to 31 December.

(a) Subsidiaries

Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the profit and loss account (Note 2.8).

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transactions provide evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted by the Company on the basis of dividend received and receivable.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.2 CONSOLIDATION *(continued)*

(b) *Transactions and minority interests*

The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals to minority interests result in gains and losses for the Group that are recorded in the consolidated profit and loss account. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

(c) *Associated company*

Associated company is entity over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investment in an associated company is accounted for using the equity method of accounting and is initially recognised at cost. The Group's investment in an associated company includes goodwill (net of any accumulated impairment loss) identified on acquisition (Note 2.8).

The Group's share of its associated company's post-acquisition profits or losses is recognised in the consolidated profit and loss account, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associated company equals or exceeds its investment in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associated company.

Unrealised gains on transactions between the Group and its associated company are eliminated to the extent of the Group's investment in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associated company have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet the investment in an associated company is stated at cost less provision for impairment losses. The results of associated company are accounted for by the Company on the basis of dividend received and receivable.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.2 CONSOLIDATION *(continued)*

(d) *Jointly controlled entity*

A jointly controlled entity is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

Investment in a jointly controlled entity is accounted for in the accounts under the equity method and is stated at cost plus share of post-acquisition results and reserves and goodwill on acquisition less provision for impairment losses (Note 2.8). The share of post-acquisition results and reserves is based on the relevant profit sharing ratios.

In the Company's balance sheet the investment in a jointly controlled entity is stated at cost less provision for impairment losses. The results of jointly controlled entity are accounted for by the Company on the basis of dividend received and receivable.

2.3 SEGMENT REPORTING

A business segment is a group of assets and operations engaged in providing services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

In accordance with the Group's internal financial reporting, the Group has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting format.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.4 FOREIGN CURRENCY TRANSLATION

(a) *Functional and presentation currency*

Items included in the accounts of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated accounts are presented in Renminbi ("RMB"), which is the Company's functional and presentation currency.

(b) *Transactions and balances*

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the consolidated profit and loss account.

(c) *Group companies*

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each profit and loss account are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.4 FOREIGN CURRENCY TRANSLATION *(continued)*

(c) Group companies (continued)

(iii) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold, exchange differences that were recorded in equity are recognised in the consolidated profit and loss account as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2.5 FIXED ASSETS

(a) Vessels under construction

Vessels under construction are stated at cost less accumulated impairment losses. Capitalisation of vessel construction cost is based on actual cost incurred during the year. No depreciation is provided for vessels under construction.

(b) Vessel repairs and surveys

Upon acquisition of a vessel, the components of the vessel which are required to be replaced at the next dry-docking are identified and these costs are depreciated over the period to the next estimated dry-docking date. Costs incurred on the subsequent dry-docking of vessels are capitalised and depreciated over the period to the next estimated dry-docking date. When significant dry-docking costs are incurred prior to the expiry of the depreciation period, the remaining costs of the previous dry-docking are written-off immediately.

(c) Construction in progress

Construction in progress represents office building under renovation and other fixed assets under construction or pending installation and is stated at cost. Cost includes the cost of acquisition of the building and the actual renovation costs incurred during the year. No depreciation is provided for construction in progress.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.5 FIXED ASSETS *(continued)*

(d) *Other fixed assets*

All other fixed assets are stated at historical cost less depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are expensed in the profit and loss account during the financial period in which they are incurred.

Depreciation of fixed assets is calculated using the straight-line method to allocate their costs to their residual values over their estimated useful lives, as follows:

	Estimated useful lives
Container vessels	25 years from the date of first registration
Building	40 years
Containers	8 to 10 years
Improvements on vessels under operating leases*	5 years or the period of the lease, whichever is the shorter
Computer and office equipment	5 to 8 years
Motor vehicles	6 years

* *represent improvements on vessels operated by the Group under operating leases*

The residual values of fixed assets and their useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written-down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (Note 2.9).

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.5 FIXED ASSETS *(continued)*

(e) Gain or loss on sale

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the profit and loss account.

(f) Capitalisation of fixed assets

All direct cost relating to the construction of container vessels, including finance costs on related borrowed funds during the construction period, are capitalised as fixed assets.

2.6 LAND USE RIGHTS

All land in PRC is state-owned or collectively-owned and no individual land ownership exists. The Group acquires the right to use certain land. The premiums paid for such right are treated as prepayment for operating lease and recorded as land use rights, which are amortised over the lease period using the straight-line method.

2.7 ASSETS UNDER LEASES

(i) Where the Group is a lessee

(a) Finance lease

Leases of assets where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the commencement of the leases at the lower of the fair value of the leased assets and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in current and non-current liabilities. The interest element of the finance cost is recognised in the consolidated profit and loss account over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Assets held under finance leases are depreciated over the shorter of their estimated useful lives or the lease periods.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.7 ASSETS UNDER LEASES *(continued)*

(i) Where the Group is a lessee (continued)

(b) Operating lease

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the consolidated profit and loss account on a straight-line basis over the period of the leases.

(ii) Where the Group is a lessor

Operating lease

Assets leased out under operating leases are included in fixed assets on the balance sheet and when applicable, and are depreciated in accordance with the Group's depreciation policies, as set out in Note 2.5 above. Rental income, net of any incentives given to the lessees, is recognised on a straight-line basis over the period of leases.

(iii) Sale and leaseback transactions – where the Group is the lessee

A sale and leaseback transaction involves the sale of an asset by the Group and the leasing of the same asset back to the Group. The lease payments and the sale price are usually interdependent as they are negotiated as a package.

Sale and leaseback arrangements that result in the Group retaining the majority of the risks and rewards of ownership of assets are accounted for as finance leases. Any excess of sales proceeds over the carrying amount is deferred and amortised over the period of leases.

2.8 GOODWILL

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.9 IMPAIRMENT OF ASSETS

Assets that have an indefinite useful life are not subject to amortisation, which are at least tested annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

2.10 FINANCIAL ASSETS

The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss and loans and receivables. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date.

(a) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also classified as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.10 FINANCIAL ASSETS *(continued)*

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are classified as "trade and other receivables" in the balance sheet.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. Impairment testing of trade receivables is described in Note 2.12.

2.11 BUNKERS

Bunkers represent fuels and are stated at the lower of cost and net realisable value. Cost is calculated on the weighted average basis.

2.12 TRADE RECEIVABLES

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The amount of the provision is recognised in the consolidated profit and loss account.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.13 CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term and highly liquid investments with original maturities of three months or less, and bank overdrafts (if any).

2.14 SHARE CAPITAL

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

2.15 BORROWINGS

Borrowings are recognised initially at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the consolidated profit and loss account over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.16 DEFERRED INCOME TAX

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated accounts. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction (other than a business combination) that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associated company, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

2.17 EMPLOYEE BENEFITS

(a) Employee leave entitlements

Employee entitlements to annual leave are recognised when they accrue to employees. Provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave and maternity leave are not recognised until the time of leave.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.17 EMPLOYEE BENEFITS *(continued)*

(b) *Pension obligations*

The full-time employees of the Group employed in Mainland China are covered by various government-sponsored pension plans under which the employees are entitled to a monthly pension based on certain formulae. The relevant government agencies are responsible for the pension liability to these retired employees. The Group contributes on a monthly basis to these pension plans based on percentages of the total salary of employees, subject to a certain ceiling. The Group's liability in respect of these funds is limited to the contributions payable in each year. Contributions to the plans are expensed as incurred.

The Group also operates a defined contribution Mandatory Provident Fund ("MPF") scheme for its employees employed in Hong Kong. The Group and the employees both contribute 5% of the employees' relevant income per month as required by the Hong Kong MPF Scheme Ordinance subject to a maximum of HK$1,000 per person.

The Group's contributions to the above defined contribution schemes are fully vested upon contribution and are expensed as incurred.

(c) *Housing benefits*

All full-time employees of the Group employed in Mainland China are entitled to participate in various government-sponsored housing funds. The Group contributes to these funds based on certain percentages of the salaries of the employees on a monthly basis. The Group's liability in respect of these funds is limited to the contributions payable in each year. Contributions to the funds are expensed as incurred.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.17 EMPLOYEE BENEFITS *(continued)*

(d) Share-based compensation

The Group operates a cash-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of share appreciation rights is recognised as expense. The employees are entitled to a future cash payment, based on the increase in the Company's share price from a specified level over a specified period of time.

The total amount to be expensed over the vesting period is determined by reference to the fair value of the share appreciation rights, by applying an option pricing models, taking into account the terms and condition on which the share appreciation rights were granted, and the extent to which the employees have rendered service to date.

At each balance sheet date, the Group measures the services acquired and the liability incurred at the fair value of the liabilities. The fair value of the liabilities are re-measured at each balance sheet date and at the date of settlement, with any changes in fair value, if any, recognised in the consolidated profit and loss account for the year.

2.18 PROVISIONS

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.19 REVENUE RECOGNITION

The Group recognises revenues on the following bases:

(i) Liner services

Freight revenues from the operation of the international and domestic containerised transportation business are recognised on a percentage of completion basis, which is determined on the time proportion method of each individual vessel voyage.

(ii) Chartering

Income from chartering of vessels under operating leases is recognised over the periods of the respective leases on a straight-line basis.

(iii) Interest income

Interest income is recognised on a time proportion basis using the effective interest method.

2.20 CONTINGENT LIABILITIES AND CONTINGENT ASSETS

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the consolidated accounts. When a change in the probability of an outflow occurs so that the outflow is probable, it will then be recognised as a provision.

A contingent asset is a possible asset that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognised but are disclosed in the notes to the accounts when an inflow of economic benefits is probable. When inflow is virtually certain, an asset is recognised.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.21 DIVIDEND DISTRIBUTION

Dividend distribution to the Company's equity holders is recognised as a liability in the Group's consolidated accounts in the period in which the dividends are approved by the Company's equity holders.

3 FINANCIAL RISK MANAGEMENT

3.1 FINANCIAL RISK FACTORS

The Group's activities expose it to a variety of financial risks: market risk (including foreign exchange risk and price risk), credit risk, liquidity risk, cash flow and fair value interest-rate risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance.

(a) Market risk

(i) Foreign exchange risk

The Group mainly operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the RMB and United States Dollars ("USD").

Other currencies against RMB and USD have been comparatively stable for the year ended 31 December, 2006. As a result, the Group considers its exposure to foreign exchange risk as low and the Group has not used any forward contracts or other means to hedge its foreign currency exposure for the year ended 31 December, 2006.

(ii) Price risk

The Group's results of operations may be significantly affected by the fluctuation of the fuel price which is a significant expense for the Group. While the international fuel price is determined by worldwide market's demand and supply, domestic fuel price is regulated by the relevant authorities of the state government. Fuel expense represents 22% and 19% of the Group's total costs of sales for the years ended 31 December, 2006 and 2005 respectively.

3 FINANCIAL RISK MANAGEMENT *(continued)*

3.1 FINANCIAL RISK FACTORS *(continued)*

(b) *Credit risk*

The Group has no significant concentration of credit risk. The Group has policies that limit the amount of credit exposure to any financial institutions. The Group has also policies in place to ensure that services are rendered to customers with appropriate credit history and the Group performs periodic credit evaluations of its customers. The Group's historical experience in collection of trade and other receivables falls within the recorded allowances. No single customer accounted for greater than 10% of total revenues during the year.

(c) *Liquidity risk*

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities. The Group aims to maintain flexibility in funding by keeping committed credit lines available.

The Group finances its working capital requirements through a combination of funds generated from operations, proceeds and bank loans.

(d) *Cash flow and fair value interest rate risk*

The Group has no significant interest-bearing assets.

The Group's exposure to changes in interest rates is mainly attributable to its borrowings. Borrowings at variable rates expose the Group to cash flow interest-rate risk. Borrowings at fixed rates expose the Group to fair value interest-rate risk. As at 31 December, 2006 and 2005, over 64% and 71% of the Group's borrowings respectively were at fixed rates. The weighted average effective interest rates and terms of repayment of the Group's borrowings are disclosed in Note 26.

The Group has not used any interest rate swaps to hedge its exposure to interest rate risk but may enter into interest rate hedging instruments in the future to hedge any significant interest rate exposure.

3 FINANCIAL RISK MANAGEMENT *(continued)*

3.2 FAIR VALUE ESTIMATION

The carrying value less impairment provision of trade and notes receivables, prepayment and other receivables, cash and cash equivalents, trade and notes payables, accrual and other payables, current borrowings and balances with group companies are assumed to approximate their fair values due to the short term maturities of these assets and liabilities . The fair value of long-term borrowings for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

4 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are continually evaluated and are based on historical experiences and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

(i) ESTIMATED IMPAIRMENT OF FIXED ASSETS

The Group assesses annually whether fixed assets and land use rights have any indication of impairment, in accordance with the accounting policy stated in Note 2.9. The recoverable amounts of fixed assets have been determined based on value-in-use calculations. These calculations and valuations require the use of judgement and estimates.

(ii) INCOME TAXES

The Group is subject to income taxes in a number of jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

4 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

(continued)

(ii) INCOME TAXES *(continued)*

Recognition of deferred tax assets, depends on the management's expectation of future taxable profit that will be available against which the deferred tax assets can be utilised. The outcome of their actual utilisation may be different.

(iii) USEFUL LIVES OF FIXED ASSETS

Management determines the estimated useful lives and residual values for the Group's fixed assets. Management will revise the depreciation charge where useful lives and residual values are different to previously estimated, or it will write-off or write-down technically obsolete or non-strategic assets that have been abandoned or sold.

(iv) PROVISION OF OPERATING COST

Operating costs, which comprise container and cargo, vessel and voyage costs, sub-route and other costs, are recognised on a percentage of completion basis as set out in Note 2.19. Invoices in relation to these expenses are received approximately up to six months after the expenses have been incurred. Consequently, recognition of operating costs is based on the rendering of services as well as the latest tariff agreed with vendors.

If the actual expenses of a voyage differ from the estimated expenses, this will have an impact on operating cost in future periods. Historically, the Group has not experienced significant deviation between the estimated and actual expenses.

5 TURNOVER AND SEGMENT INFORMATION

The principal activities of the Group are owning, chartering and operating container vessels for the provision of international and domestic container marine transportation service. Turnover represents gross revenues from liner and chartering services, net of discounts allowed, where applicable.

	2006 RMB'000	2005 RMB'000
Turnover		
Liner	**30,375,447**	28,126,526
Chartering	**126,931**	248,154
	30,502,378	28,374,680

In accordance with the Group's internal financial reporting, the Group has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting format.

The business segment reporting includes provisions of liner service and chartering of vessels. In respect of the geographical segment reporting, segment revenues from liner and chartering services cover the world's major trade lanes.

PRIMARY REPORTING FORMAT – BUSINESS SEGMENTS

The Group's business is organised into two business segments: liner and chartering. The Group's business is dominated by provision of liner services. The chartering business is of insufficient size to be reported separately.

5 TURNOVER AND SEGMENT INFORMATION *(continued)*

SECONDARY REPORTING FORMAT – GEOGRAPHICAL SEGMENTS

The Group's liner and chartering businesses are managed on a worldwide basis. The turnover generated from the world's major trade lanes includes North America, South America, Europe/ Mediterranean, Australia, East and Southeast Asia, Middle East, China domestic and others.

The directors of the Company consider that the nature of the Group's business precludes a meaningful allocation of the Group's assets to specific geographical segments as defined under HKAS 14 "Segment Reporting". Accordingly, geographical segment information is only presented for turnover:

	2006	2005
	RMB'000	RMB'000
North America	**12,840,106**	11,060,184
South America	**650,379**	281,271
Europe/Mediterranean	**8,600,589**	10,372,910
Australia	**1,278,240**	1,378,370
East and Southeast Asia	**1,596,373**	1,758,694
Middle East	**1,097,042**	78,322
China Domestic	**2,419,817**	1,938,820
Others	**2,019,832**	1,506,109
	30,502,378	28,374,680

6 OPERATING COSTS

	2006 RMB'000	2005 RMB'000
Operating costs		
Container and cargo	**12,789,231**	10,473,989
Vessel and voyage	**10,280,565**	7,752,946
Sub-route and others	**5,321,810**	5,104,197
	28,391,606	23,331,132

7 OTHER OPERATING INCOME

	2006 RMB'000	2005 RMB'000
Interest income	**74,849**	84,801
Information technology services fees	**42,213**	25,825
Reversal of provision for impairment of receivables	**16,109**	–
Recovery of payment for claims	–	28,305
Compensation income *(Note (i))*	–	99,331
	133,171	238,262

Note:

(i) Pursuant to an agreement between a fellow subsidiary and the City of Los Angeles on 21 May, 2005, the City of Los Angeles made compensation to the fellow subsidiary for the delay in providing premises at Berths 100-102. Out of the aforementioned compensation receivable from the City of Los Angeles, the fellow subsidiary agreed to pay USD12,000,000 to the Company to compensate the Company for the additional costs incurred by the Group due to the delay in the provision of port related services.

8 EXPENSES BY NATURE

	2006 RMB'000	2005 RMB'000
Auditor's remunerations	**4,980**	4,500
Cost of bunkers consumed	**6,311,076**	4,383,763
Depreciation:		
– Owned container vessels chartered-out under operating leases	**14,462**	20,316
– Other owned assets	**694,170**	414,101
– Containers under finance leases	**474,856**	441,202
	1,183,488	875,619
Loss on disposal of fixed assets	**11,645**	5,034
Operating lease rental:		
– Container vessels	**2,399,354**	2,360,813
– Containers	**587,676**	587,459
– Buildings	**43,000**	32,809
	3,030,030	2,981,081
Provision for impairment of receivables	**–**	6,211
Employee benefit expense, including directors' and supervisors' emoluments *(Note 9, 10)*	**739,498**	605,171
Foreign exchange losses	**19,034**	58,699
Bank charges	**4,372**	1,598

9 EMPLOYEE BENEFIT EXPENSE

An analysis of staff costs, including directors' and supervisors' emoluments, is set out below:

	2006 RMB'000	2005 RMB'000
Staff salaries and hiring of crews	**562,486**	475,080
Social welfare benefits	**124,727**	94,849
Pension cost	**50,853**	33,791
Share based compensation granted to directors and employees *(note(i))*	**1,432**	1,451
	739,498	605,171

9 EMPLOYEE BENEFIT EXPENSE *(continued)*

Note:

(i) H SHARE SHARE APPRECIATION RIGHTS SCHEME

In accordance with the "Resolution Regarding Adoption and Approval of the H Share Share Appreciation Rights Scheme and Implementation Methods" passed at the Company's second Special General Meeting in year 2005 held on 12 October, 2005, the Company implemented a H share share appreciation rights scheme as appropriate incentive policy. Under this scheme, the H share share appreciation rights (the "Rights") are granted in units with each unit representing one H share. No shares will be issued under the share appreciation rights scheme. Upon exercise of the Rights, the grantee will receive a cash payment in RMB, subject to any applicable withholding tax, translated from the Hong Kong dollars "HKD" amount equal to the number of units of Rights exercised multiplied by the appreciation, if any, in the market price of the Company's H shares above the exercise price of the Rights, based on the applicable exchange rate between RMB and HKD at the date of the exercise. The market price of the Company's H shares at the time of exercise of the Rights shall be the average closing price of the Company's H shares on the Stock Exchange for the 4 trading days before the date of exercise and on the date of exercise.

The eligible grantees are: the directors of the Company (other than independent non-executive directors), the supervisors of the Company (other than independent supervisors), the senior executives of the Company, the head of department of each of the operational and management departments of the Company and the general managers and deputy general managers of the Company's subsidiaries.

The term of the scheme is 10 years. The Rights proposed to be granted account for 2% of the current total issued share capital of the Company, i.e. 120,600,000 units of Rights, which will be granted on three occasions, i.e. an initial grant and two further annual grants. The initial grant was made on 12 October, 2005, when 30,150,000 units of Rights accounting for 0.5% of the total issued share capital of the Company were granted. Two further annual grants will be made on 1 July, 2007 and 1 July, 2009 respectively.

The stipulated lock-up period for exercising the Rights is two years after the date of grant. Not more than 30%, 60% and 100% of the Rights will vest during the third year, fourth year and fifth year respectively. The Rights can be exercised before the expiration of the term of the scheme (10 years). The Rights which have not been exercised after the expiration of the term of the scheme shall lapse.

During the year ended 31 December, 2006, no Rights were exercised. The Company recognised compensation expense of the Rights over the applicable vesting period. For the year ended 31 December, 2006, compensation expense recognised by the Group in respect of the Rights was RMB1,432,000 (2005: RMB1,451,000).

10 EMOLUMENTS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

(a) DIRECTORS' AND SUPERVISORS' EMOLUMENTS

The remuneration of each director and supervisor for the year ended 31 December, 2006 is set out below:

Name of Director and Supervisor	Fees	Salary	Pension and other social welfare	Total
	RMB'000	RMB'000	RMB'000	RMB'000
2006				
Director				
Mr. Jia Hongxiang	–	146	166	312
Mr. Huang Xiaowen	–	144	157	301
Mr. Zhao Hongzhou	–	115	139	254
Mr. Hu Hanxiang	88	–	–	88
Mr. Gu Nianzu	88	–	–	88
Mr. Wang Zongxi	88	–	–	88
Mr. Lam Siu Wai, Steven	275	–	–	275
Supervisor				
Mr. Huang Xinming	–	144	166	310
Mr. Hua Min	88	–	–	88
Ms. Pan Yingli	88	–	–	88
Mr. Wang Xiuping	–	358	93	451
	715	907	721	2,343

10 EMOLUMENTS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT *(continued)*

(a) DIRECTORS' AND SUPERVISORS' EMOLUMENTS *(continued)*

The remuneration of each director and supervisor for the year ended 31 December, 2005 is set out below:

Name of Director and Supervisor	Fees RMB'000	Salary RMB'000	Pension and other social welfare RMB'000	Total RMB'000
2005				
Director				
Mr. Jia Hongxiang	–	568	156	724
Mr. Huang Xiaowen	–	511	143	654
Mr. Zhao Hongzhou	–	454	130	584
Mr. Hu Hanxiang	88	–	–	88
Mr. Gu Nianzu	88	–	–	88
Mr. Wang Zongxi	88	–	–	88
Mr. Lam Siu Wai, Steven	275	–	–	275
Supervisor				
Mr. Huang Xinming	–	568	156	724
Mr. Hua Min	88	–	–	88
Ms. Pan Yingli	88	–	–	88
Mr. Wang Xiuping	–	295	77	372
	715	2,396	662	3,773

No directors or supervisors of the Company waived any emoluments during the year (2005: Nil). No discretionary bonus was paid to any of the directors or supervisors of the Company during the year (2005: Nil).

The remaining six directors (2005: seven) and two supervisors (2005: three) of the Company did not receive any emoluments from the Company or any of its subsidiaries during the year.

10 EMOLUMENTS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT *(continued)*

(b) FIVE HIGHEST PAID INDIVIDUALS

The five individuals whose emoluments were the highest in the Group for the year do not include any directors (2005: three) and supervisors (2005: one). The emoluments payable to the five (2005: remaining one) individuals during the year are as follows:

	2006 **RMB'000**	2005 RMB'000
Basic salaries and allowances	**2,129**	1,061
Pension and others welfare	**475**	312
	2,604	1,373

The emoluments of the above five (2005: one) individuals fell within the following bands:

	2006	2005
Nil to HK$1,000,000 (equivalent to approximately RMB1,004,000)	**5**	–
HK$1,000,000 (equivalent to approximately RMB1,004,000) to HK$2,000,000 (equivalent to approximately RMB2,008,000)	**–**	1
	5	1

(c) During the year, no emoluments were paid by the Group to any of the directors, supervisors or the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office (2005: nil).

11 FINANCE COSTS

	2006 RMB'000	2005 RMB'000
Interest expenses:		
– bank loans	**362,627**	278,404
– finance lease obligations	**295,123**	288,520
Total interest expenses	**657,750**	566,924
Less: amount capitalised in vessels under construction	**(123,751)**	(139,651)
	533,999	427,273

The capitalisation rate applied to funds borrowed generally and utilised for the vessels under construction is 5.43% (2005: 5.46%) per annum for the year ended 31 December, 2006.

12 TAXATION

(a) INCOME TAX EXPENSE

	2006 RMB'000	2005 RMB'000
Current income tax		
– Hong Kong profits tax *(note (i))*	**1,214**	2,198
– PRC enterprise income tax *(note (ii))*	**76,504**	234,807
Deferred taxation *(Note 28)*	**200,129**	487,163
	277,847	724,168

Notes:

(i) Hong Kong profits tax

Hong Kong profits tax has been provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profits for year ended 31 December, 2006.

12 TAXATION *(continued)*

(a) INCOME TAX EXPENSE *(continued)*

(ii) PRC enterprise income tax ("EIT")

The Company is a joint stock limited company under the Company Law of the PRC and was registered in the Pudong New District, Shanghai. According to the relevant laws and regulations, the EIT rate applicable to the Company is 15%.

The Company's subsidiaries incorporated in the PRC are subject to EIT at a rate ranging from 0% to 33% for the year ended 31 December, 2006 (2005: 0% – 33%).

Pursuant to relevant EIT regulations, the profits derived by the Company's overseas subsidiaries are subject to EIT. The Company has obtained approval from the tax bureau to adopt a fixed rate of 16.5% on the profits of the overseas subsidiaries for EIT purposes.

(iii) The taxation on the Group's profit before income tax differs from the theoretical amount that would arise using the taxation rate of the home country of the Company as follows:

	2006 **RMB'000**	2005 RMB'000
Profit before income tax	**1,142,561**	4,309,263
Less: Share of profit of an associated company	**(6,529)**	(5,960)
	1,136,032	4,303,303
Tax calculated at a taxation rate of 15% (2005:15%)	**(170,405)**	(645,495)
Write-off of deferred tax assets on finance lease *(Note 28)*	**(69,148)**	–
Effect of different tax rate in subsidiaries	**(38,294)**	(78,673)
Tax expense	**(277,847)**	(724,168)

12 TAXATION *(continued)*

(b) OTHER TAXES

(i) Value-added tax ("VAT")

The Company's subsidiaries in the PRC are subject to VAT, which is charged on top of the selling price at a general rate of 17%. An input credit is available whereby input VAT previously paid on purchases of raw materials or semi-finished products can be used to offset the output VAT on sales to determine the net VAT payable.

(ii) Business tax

Revenue derived from liner services provided by the Company and its subsidiaries in the PRC is subject to business tax at rates ranging from 3% to 5% for the year ended 31 December, 2006 (2005: 3% to 5%).

13 PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

The profit attributable to equity holders of the Company is dealt with in the accounts of the Company to the extent of RMB309,716,000 (2005: RMB1,344,212,000).

14 EARNINGS PER SHARE

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company of RMB859,210,000 (2005: RMB3,582,782,000) by the number of 6,030,000,000 (2005: 6,030,000,000) shares in issue.

	2006 **RMB'000**	2005 RMB'000
Profit attributable to equity holders of the Company	**859,210**	3,582,782
Number of ordinary shares in issue (thousands)	**6,030,000**	6,030,000
Basic earnings per share (RMB per share)	**RMB0.14**	RMB0.59

Diluted earnings per share has not been presented as the Company has no potential dilutive shares.

15 DIVIDENDS

	2006 RMB'000	2005 RMB'000
Final, proposed of RMB0.04 (2005: RMB0.12) *(note (i))*		
– per domestic share	**144,400**	433,200
– per H share	**96,800**	290,400
	241,200	723,600

Note:

(i) The dividends paid during the year ended 31 December, 2006 were 2005 final proposed dividends of RMB723,600,000 (RMB0.12 per share). The dividends paid during the year ended 31 December, 2005 were 2004 special dividend to ultimate holding company of RMB480,098,000 and 2004 final proposed dividends of RMB1,206,000,000 (RMB0.2 per share). A dividend in respect of 2006 of RMB0.04 per share, amounting to a total dividend of RMB241,200,000, was proposed at the Board of Directors' Meeting on 10 April, 2007. These accounts do not reflect this dividend payable.

16 FIXED ASSETS

The Group

	Container vessels RMB'000	Building RMB'000	Vessels under construction RMB'000	Construction in progress RMB'000	Improvement on vessels under operating leases RMB'000	Containers RMB'000	Motor vehicles RMB'000	Computer and office equipment RMB'000	Total RMB'000
At 1 January, 2005									
Cost	9,390,632	-	4,351,466	225,601	326,288	3,480,108	36,409	178,686	17,989,190
Accumulated depreciation and impairment losses	(1,013,012)	-	-	-	(240,074)	(1,436,500)	(16,160)	(92,858)	(2,798,604)
Net book amount	8,377,620	-	4,351,466	225,601	86,214	2,043,608	20,249	85,828	15,190,586
Year ended 31 December, 2005									
Opening net book amount	8,377,620	-	4,351,466	225,601	86,214	2,043,608	20,249	85,828	15,190,586
Exchange difference	(17,758)	-	(70,918)	-	-	(16,841)	-	-	(105,517)
Transfers	4,592,311	169,826	(4,592,311)	(209,304)	-	-	-	39,478	-
Transfer to land use rights	-	-	-	(13,918)	-	-	-	-	(13,918)
Additions	29,966	-	3,919,286	13,022	8,456	2,325,224	6,571	40,415	6,342,940
Acquisition from fellow subsidiaries	71,001	-	-	-	-	167,251	-	-	238,252
Disposals	-	-	-	-	-	(4,309)	(417)	(1,185)	(5,911)
Depreciation	(344,007)	(2,689)	-	-	(17,416)	(476,399)	(5,256)	(29,852)	(875,619)
Closing net book amount	12,709,133	167,137	3,607,523	15,401	77,254	4,038,534	21,147	134,684	20,770,813
At 31 December, 2005									
Cost	14,066,152	169,826	3,607,523	15,401	334,744	5,948,550	41,931	253,412	24,437,539
Accumulated depreciation and impairment losses	(1,357,019)	(2,689)	-	-	(257,490)	(1,910,016)	(20,784)	(118,728)	(3,666,726)
Net book amount	12,709,133	167,137	3,607,523	15,401	77,254	4,038,534	21,147	134,684	20,770,813
Year ended 31 December, 2006									
Opening net book amount	12,709,133	167,137	3,607,523	15,401	77,254	4,038,534	21,147	134,684	20,770,813
Exchange difference	(18,055)	-	(79,889)	-	-	(92,550)	(66)	(868)	(191,428)
Transfers	2,863,253	25,971	(2,863,253)	(37,312)	-	-	-	11,341	-
Addition from purchase of a subsidiary	-	-	-	-	-	-	103	2,682	2,785
Additions	31,833	-	2,151,813	31,697	3,855	963,583	2,513	14,545	3,199,839
Acquisition from fellow subsidiaries	54,760	-	-	-	-	837,731	-	-	892,491
Disposals	(8,049)	-	-	-	(11,032)	(4,277)	(381)	(3,422)	(27,161)
Depreciation	(519,777)	(4,160)	-	-	(30,905)	(533,032)	(5,072)	(40,542)	(1,183,488)
Closing net book amount	15,113,098	188,948	2,816,194	9,786	39,172	5,159,989	18,244	118,420	23,463,851
At 31 December, 2006									
Cost	16,975,344	195,797	2,816,194	9,786	166,498	6,847,128	43,958	274,957	27,329,662
Accumulated depreciation and impairment losses	(1,862,246)	(6,849)	-	-	(127,326)	(1,687,139)	(25,714)	(156,537)	(3,865,811)
Net book amount	15,113,098	188,948	2,816,194	9,786	39,172	5,159,989	18,244	118,420	23,463,851

16 FIXED ASSETS *(continued)*

The Company

	Container vessels RMB'000	Building RMB'000	Vessels under construction RMB'000	Construction in progress RMB'000	Improvement on vessels under operating leases RMB'000	Containers RMB'000	Motor vehicles RMB'000	Computer and office equipment RMB'000	Total RMB'000
At 1 January, 2005									
Cost	8,664,364	-	1,836,615	225,601	300,430	2,877,468	5,156	121,006	14,030,640
Accumulated depreciation and impairment losses	(956,288)	-	-	-	(222,412)	(1,424,147)	(2,598)	(68,209)	(2,673,654)
Net book amount	7,708,076	-	1,836,615	225,601	78,018	1,453,321	2,558	52,797	11,356,986
Year ended 31 December, 2005									
Opening net book amount	7,708,076	-	1,836,615	225,601	78,018	1,453,321	2,558	52,797	11,356,986
Transfers	4,572,578	169,826	(4,572,578)	(208,374)	-	-	-	38,548	-
Transfer to land use rights	-	-	-	(13,918)	-	-	-	-	(13,918)
Additions	29,966	-	3,899,921	12,586	-	-	2,613	4,301	3,949,387
Acquisition from a fellow subsidiary	71,001	-	-	-	-	-	-	-	71,001
Disposals	-	-	-	-	-	(4,277)	-	(436)	(4,713)
Depreciation	(322,929)	(2,689)	-	-	(12,518)	(356,108)	(750)	(13,729)	(708,723)
Closing net book amount	12,058,692	167,137	1,163,958	15,895	65,500	1,092,936	4,421	81,481	14,650,020
At 31 December, 2005									
Cost	13,337,909	169,826	1,163,958	15,895	300,430	2,870,311	7,769	161,915	18,028,013
Accumulated depreciation and impairment losses	(1,279,217)	(2,689)	-	-	(234,930)	(1,777,375)	(3,348)	(80,434)	(3,377,993)
Net book amount	12,058,692	167,137	1,163,958	15,895	65,500	1,092,936	4,421	81,481	14,650,020
Year ended 31 December, 2006									
Opening net book amount	12,058,692	167,137	1,163,958	15,895	65,500	1,092,936	4,421	81,481	14,650,020
Transfers	1,468,235	25,971	(1,468,235)	(37,312)	-	-	-	11,341	-
Additions	27,566	-	1,913,275	31,203	-	-	1,714	-	1,973,758
Transfer to a subsidiary	-	-	-	-	-	(1,092,936)	-	-	(1,092,936)
Disposals	(8,049)	-	-	-	(11,032)	-	-	(128)	(19,209)
Depreciation	(483,952)	(4,160)	-	-	(25,359)	-	(1,133)	(25,538)	(540,142)
Closing net book amount	13,062,492	188,948	1,608,998	9,786	29,109	-	5,002	67,156	14,971,491
At 31 December, 2006									
Cost	14,812,456	195,797	1,608,998	9,786	128,329	-	9,483	171,254	16,936,103
Accumulated depreciation and impairment losses	(1,749,964)	(6,849)	-	-	(99,220)	-	(4,481)	(104,098)	(1,964,612)
Net book amount	13,062,492	188,948	1,608,998	9,786	29,109	-	5,002	67,156	14,971,491

16 FIXED ASSETS *(continued)*

(a) As at 31 December, 2006, the net book value of containers held under finance lease by the Group amounted to approximately RMB3,806,385,000 (2005: RMB2,722,223,000).

(b) As at 1 January, 2006, the Company transferred its containers under finance leases with net book value of RMB1,092,936,000 to a subsidiary.

(c) As at 31 December, 2006, the net book value of container vessels, vessels under construction and containers of the Group and the Company pledged as securities for the long-term bank loans amounted to approximately RMB7,009,915,000 and RMB4,941,694,000 (2005: RMB6,727,496,000 and RMB5,463,524,000) respectively (Note 26).

(d) As at 31 December, 2006, the aggregate cost, accumulated depreciation and accumulated impairment losses of the leased assets, where the Group and the Company are the lessor, comprised vessels under chartering arrangements, amounted to RMB376,620,000, RMB162,758,000 and RMB32,916,000 (2005: RMB486,383,000, RMB194,733,000 and RMB32,916,000) respectively.

(e) As at 31 December, 2006, the accumulated capitalised borrowing costs of the Group and the Company included in vessels under construction amounted to approximately RMB194,637,000 and RMB71,098,000 (2005: RMB131,864,000 and RMB62,013,000) respectively.

(f) As at 31 December, 2006, the accumulated impairment losses of the container vessels of the Group and the Company amounted to RMB59,279,000 (2005: RMB59,279,000).

(g) Depreciation expenses of RMB1,163,981,000 (2005: RMB858,483,000) has been charged to consolidated profit and loss account within operating costs, and RMB19,507,000 (2005: RMB17,136,000) has been charged to consolidated profit and loss account within administrative and general expenses.

17 LAND USE RIGHTS

The Group and the Company's interests in land use rights represent prepaid operating lease payments and their net book value are analysed as follows:

	RMB'000
Year ended 31 December, 2005	
Opening net book value	–
Transfer from fixed assets *(Note 16)*	13,918
Amortisation charge for the year	(232)
Closing net book amount	13,686
At 31 December, 2005	
Cost	13,918
Accumulated amortisation	(232)
Net book amount	13,686
Year ended 31 December, 2006	
Opening net book value	13,686
Amortisation charge for the year	(330)
Closing net book amount	13,356
At 31 December, 2006	
Cost	13,918
Accumulated amortisation	(562)
Net book amount	13,356

All of the Group's land use rights are located in Shanghai, the PRC and are held on leases of 30 to 50 years from the dates of acquisition.

18 GOODWILL

	The Group RMB'000
Year ended 31 December, 2005	
Opening and closing net book amount	13,281
At 31 December, 2005	
Cost	13,281
Impairment expense	–
Net book amount	13,281
Year ended 31 December, 2006	
Opening net book amount	**13,281**
Addition from purchase of a subsidiary	**33,146**
Impairment expense	**–**
Closing net book amount	**46,427**
At 31 December, 2006	
Cost	**46,427**
Impairment expense	**–**
Net book amount	**46,427**

GOODWILL IMPAIRMENT TEST

The Group tests annually whether goodwill has suffered any impairment in accordance with the accounting policy stated in Note 2.8. The carrying amounts of goodwill acquired through acquisition of equity interests of subsidiaries are solely allocated to these subsidiaries for impairment testing.

The recoverable amount of the subsidiary is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates which are consistent with the forecasts included in industry reports. The discount rates used are pre-tax and reflect specific risk relating to the subsidiary.

Based on the impairment tests of goodwill, in the opinion of the Directors, no impairment provision is considered necessary for the balance of the Group's goodwill.

19 INVESTMENTS IN SUBSIDIARIES

	The Company As at 31 December 2006 RMB'000	2005 RMB'000
Unlisted shares, at cost	**396,188**	295,928
Loan to a subsidiary	**932,289**	1,177,258
	1,328,477	1,473,186

(a) During the year, the Company made capital injection to its subsidiaries, Shanghai Puhai Shipping Liners Co., Ltd. , Quanzhou China Shipping Container Lines Co., Ltd., China Shipping Container Lines (Fuzhou) Co., Ltd. and Longkou China Shipping Container Lines Co., Ltd. in the form of cash amounting to RMB100,000,000, RMB105,000, RMB105,000 and RMB50,000 respectively. These capital injections have been verified by BDO Zhong Hua Certified Public Accountants (上海眾華滬銀會計師事務所), Quanzhou Ming Cheng Certified Public Accountants Company Limited (泉州名城有限責任會計師事務所), Fuzhou Da Zheng Certified Public Accountants Company Limited (福州大正有限責任會計師事務所) and Yantai Jin Du Certified Public Accountants Company Limited (煙台金都有限責任會計師事務所), who issued capital certification reports on 15 August, 2006, 9 February, 2006, 14 January, 2006 and 22 February, 2006 respectively.

(b) The loan to a subsidiary is unsecured, interest bearing at LIBOR plus 0.05% per annum and wholly repayable on 27 December, 2009.

(c) A list of subsidiaries as at 31 December, 2006 is set out in Note 35(a).

20 INVESTMENT IN AN ASSOCIATED COMPANY

	The Group As at 31 December 2006 RMB'000	2005 RMB'000
Beginning of the year	**47,596**	46,892
Share of an associated company's results		
– profit before income tax	**8,944**	8,164
– income tax expense	**(2,415)**	(2,204)
	6,529	5,960
Dividend received	**(5,367)**	(5,256)
End of the year	**48,758**	47,596

20 INVESTMENT IN AN ASSOCIATED COMPANY *(continued)*

	The Company	
	As at 31 December	
	2006	2005
	RMB'000	RMB'000
Unlisted investments, at cost	**29,214**	29,214

The Group and the Company's interest in its principal associated company, which is unlisted, is as follows:

	As at 31 December	
	2006	2005
	RMB'000	RMB'000
Total assets	**51,280**	50,684
Total liabilities	**2,522**	3,088
Revenue	**39,972**	35,987
Net profit	**6,529**	5,960
Percentage of interest held	**40%**	40%

Details of the associated company as at 31 December, 2006 are set out in Note 35(b).

21 INVESTMENT IN A JOINTLY CONTROLLED ENTITY

	The Group and the Company As at 31 December	
	2006	2005
	RMB'000	RMB'000
Share of net assets	**32,000**	–

The Group and the Company's interest in its principal jointly controlled entity, which is unlisted, is as follows:

	As at 31 December	
	2006	2005
	RMB'000	RMB'000
Total assets	**32,000**	–
Total net assets	**32,000**	–
Percentage of interest held	**50%**	–

Details of the jointly controlled entity as at 31 December, 2006 are set out in Note 35(c).

There are no contingent liabilities relating to the Group and the Company's investment in jointly controlled entity, and no contingent liabilities of the ventures itself.

22 TRADE AND NOTES RECEIVABLES

	The Group As at 31 December	
	2006	2005
	RMB'000	RMB'000
Trade receivables		
– Fellow subsidiaries	**1,932,592**	1,997,785
– Others	**1,431,516**	1,933,858
	3,364,108	3,931,643
Notes receivables	**126,295**	122,702
	3,490,403	4,054,345

22 TRADE AND NOTES RECEIVABLES *(continued)*

The ageing analysis of the trade and notes receivables is as follows:

	The Group As at 31 December 2006 RMB'000	The Group As at 31 December 2005 RMB'000
1 to 3 months	**2,914,493**	2,547,888
4 to 6 months	**561,926**	699,593
7 to 9 months	**114,784**	428,547
10 to 12 months	–	499,913
Over 1 year	**13,150**	8,463
	3,604,353	4,184,404
Less: provision for impairment of receivables	**(113,950)**	(130,059)
	3,490,403	4,054,345

The Group has reversed RMB16,109,000 (Note 7) for the impairment of its trade receivables during the year ended 31 December, 2006. The income has been included in other operating income in the consolidated profit and loss account.

	The Company As at 31 December 2006 RMB'000	The Company As at 31 December 2005 RMB'000
Trade receivables		
– Subsidiaries	**664,393**	491,295
– Fellow subsidiaries	**292,996**	446,840
– Others	**108,779**	11,325
	1,066,168	949,460
Notes receivables	**112,093**	78,245
	1,178,261	1,027,705

22 TRADE AND NOTES RECEIVABLES *(continued)*

The ageing analysis of the trade and notes receivables is as follows:

	The Company As at 31 December	
	2006	2005
	RMB'000	RMB'000
1 to 3 months	**1,170,648**	896,502
4 to 6 months	**12,240**	105,959
7 to 9 months	**4,554**	15,205
10 to 12 months	**–**	39,404
Over 1 year	**13,150**	8,463
	1,200,592	1,065,533
Less: provision for impairment of receivables	**(22,331)**	(37,828)
	1,178,261	1,027,705

The carrying amounts of the trade and notes receivables approximate their fair value.

The carrying amounts of the trade and notes receivables are denominated in the following currencies:

	The Group As at 31 December		The Company As at 31 December	
	2006	2005	**2006**	2005
	RMB'000	RMB'000	**RMB'000**	RMB'000
RMB	**1,176,638**	962,206	**412,932**	420,848
HKD	**7,717**	33,659	**–**	–
USD	**1,966,129**	2,419,871	**754,182**	575,168
Other currencies	**339,919**	638,609	**11,147**	31,689
	3,490,403	4,054,345	**1,178,261**	1,027,705

There is no concentration of credit risk with respect to trade receivables, as the group and the company has a large number of customers, internationally dispersed.

22 TRADE AND NOTES RECEIVABLES *(continued)*

CREDIT POLICY

Credit terms in the range between 30 to 50 days are granted to those customers with good payment history. Invoices to other customers are due for payment upon presentation.

23 CASH AND CASH EQUIVALENTS

	The Group		The Company	
	As at 31 December		As at 31 December	
	2006	2005	2006	2005
	RMB'000	RMB'000	RMB'000	RMB'000
Cash at bank and in hand	**2,065,367**	2,605,368	**881,695**	1,027,342
Short-term bank deposits	**850,175**	818,005	**43,363**	–
	2,915,542	3,423,373	**925,058**	1,027,342

The effective interest rate on short-term bank deposits was 4.6% per annum (2005: 3.6%); these deposits have an average maturity of 5 days (2005: 3 days).

Cash and cash equivalents are denominated in the following currencies:

	The Group		The Company	
	As at 31 December		As at 31 December	
	2006	2005	2006	2005
	RMB'000	RMB'000	RMB'000	RMB'000
RMB	**889,378**	921,022	**602,632**	679,078
HKD	**120,764**	74,008	**41,716**	41,579
USD	**1,742,818**	2,232,504	**278,872**	301,559
Other currencies	**162,582**	195,839	**1,838**	5,126
	2,915,542	3,423,373	**925,058**	1,027,342

As at 31 December, 2006, cash and cash equivalents of RMB1,302,895,000 (2005: RMB1,367,246,000) were held by the Company and certain subsidiaries of the Group with bank accounts operating in the PRC where exchange controls apply.

24 SHARE CAPITAL

	Domestic shares of RMB1 each	H shares of RMB1 each (note (i))	Total
	RMB'000	RMB'000	RMB'000
At 31 December, 2005	3,610,000	2,420,000	6,030,000
At 31 December, 2006	**3,610,000**	**2,420,000**	**6,030,000**

Note:

(i) The domestic shares and H shares rank pari passu in all material respects except that the dividends to holders of H shares are declared in RMB but paid in HKD.

25 OTHER RESERVES

The Group

	Capital surplus RMB'000	Statutory surplus reserve (note(i)) RMB'000	Statutory public welfare fund (note(ii)) RMB'000	Discretionary common reserve (note (iii)) RMB'000	Translation RMB'000	Total RMB'000
At 1 January, 2005	4,851,488	380,473	380,473	740	–	5,613,174
Currency translation difference	–	–	–	–	(97,757)	(97,757)
Profit appropriation	–	407,262	206,159	–	–	613,421
At 31 December, 2005 and 1 January, 2006	4,851,488	787,735	586,632	740	(97,757)	6,128,838
Currency translation difference	–	–	–	–	(194,233)	(194,233)
Transfer	–	586,632	(586,632)	–	–	–
Profit appropriation	–	63,910	–	–	–	63,910
At 31 December, 2006	**4,851,488**	**1,438,277**	**–**	**740**	**(291,990)**	**5,998,515**

The Company

	Capital surplus RMB'000	Statutory surplus reserve (note(i)) RMB'000	Statutory public welfare fund (note(ii)) RMB'000	Total RMB'000
At 1 January, 2005	4,771,887	367,551	367,551	5,506,989
Profit appropriation	–	402,206	201,103	603,309
At 31 December, 2005 and 1 January, 2006	4,771,887	769,757	568,654	6,110,298
Transfer	–	568,654	(568,654)	–
Profit appropriation	–	59,977	–	59,977
At 31 December, 2006	**4,771,887**	**1,398,388**	**–**	**6,170,275**

25 OTHER RESERVES *(continued)*

Notes:

(i) In accordance with the PRC regulations and the Articles of Association of the companies within the Group, before distributing the net profit of each year, each of the companies registered in the PRC is required to set aside 10% of its statutory net profit for the year after offsetting any prior year's losses as determined under Accounting Standards for Business Enterprises and Accounting System for Business Enterprises of the PRC to the statutory surplus reserve fund. When the balance of such reserve reaches 50% of each company's share capital, any further appropriation is optional. The statutory surplus reserve fund can be utilised to offset prior years' losses or to issue bonus shares. However, such statutory surplus reserve fund must be maintained at a minimum of 25% of the entity's share capital after such issuance.

(ii) Before 1 January, 2006, companies registered in the PRC within the Group are required to set aside 5% to 10% of their statutory net profit for the year as determined under Accounting Standards for Business Enterprises and Accounting System for Business Enterprises of the PRC to the statutory public welfare fund. The statutory public welfare fund is to be utilised to build or acquire capital items, for the entity's employees and cannot be used to pay off staff welfare expenses. Titles to these capital items remain with the entity.

According to the Company Law of the PRC which was revised on 27 October, 2005, the Company is no longer required to make profit appropriation to the statutory public welfare fund commencing from 1 January, 2006. Pursuant to the notice "Cai Qi [2006] No. 67." issued by the Ministry of Finance of the PRC, the balance of this fund as at 1 January, 2006 was transferred to the statutory surplus reserve.

(iii) Transfer to discretionary common fund is at the discretion of the companies in the Group.

26 BANK BORROWINGS

	The Group As at 31 December		The Company As at 31 December	
	2006	2005	**2006**	2005
	RMB'000	RMB'000	**RMB'000**	RMB'000
Non-Current				
Long-term bank loans	**5,538,152**	5,107,112	**3,408,940**	3,616,800
Current				
Short-term bank loans	**400,000**	–	**400,000**	–
Long-term bank loans – current portion	**707,608**	501,053	**475,000**	380,000
	1,107,608	501,053	**875,000**	380,000
	6,645,760	5,608,165	**4,283,940**	3,996,800
Representing:				
– unsecured	**1,642,870**	817,439	**862,000**	154,000
– secured	**5,002,890**	4,790,726	**3,421,940**	3,842,800
Total bank borrowings	**6,645,760**	5,608,165	**4,283,940**	3,996,800
Analysed as follows:				
– wholly repayable within five years	**4,347,310**	–	**2,902,700**	–
– not wholly repayable within five years	**2,298,450**	5,608,165	**1,381,240**	3,996,800
Total bank borrowings	**6,645,760**	5,608,165	**4,283,940**	3,996,800

26 BANK BORROWINGS *(continued)*

The maturity of bank borrowings is as follows:

	The Group		The Company	
	As at 31 December		As at 31 December	
	2006	2005	**2006**	2005
	RMB'000	RMB'000	**RMB'000**	RMB'000
Within one year	**1,107,608**	501,053	**875,000**	380,000
In the second year	**707,608**	753,461	**475,000**	552,560
In the third to fifth year	**4,079,808**	2,543,910	**2,622,700**	1,945,695
After fifth year	**750,736**	1,809,741	**311,240**	1,118,545
	6,645,760	5,608,165	**4,283,940**	3,996,800

As at 31 December, 2006, the long-term bank loans of the Group and the Company were secured by the following:

(i) Legal mortgage over certain container vessels, vessels under construction and containers of the Group and the Company with net book value of approximately RMB7,009,915,000 and RMB4,941,694,000 (2005: RMB6,727,496,000 and RMB5,463,524,000) respectively (Note 16(c)).

(ii) Charges over shares of certain vessels owning subsidiaries (Note 35 (a)(ii)).

(iii) Assignment of shipbuilding contracts related to certain vessels under construction.

26 BANK BORROWINGS *(continued)*

An analysis of the carrying amounts of the Group and the Company's bank borrowings by type and currency is as follows:

	The Group As at 31 December		The Company As at 31 December	
	2006	2005	**2006**	2005
	RMB'000	RMB'000	**RMB'000**	RMB'000
RMB				
– at fixed rates	**4,283,940**	3,996,800	**4,283,940**	3,996,800
– at floating rates	–	–	–	–
USD				
– at fixed rates	–	–	–	–
– at floating rates	**2,361,820**	1,611,365	–	–
	6,645,760	5,608,165	**4,283,940**	3,996,800

The weighted average effective interest rates at the respective balance sheet dates were set out as follows:

	The Group As at 31 December		The Company As at 31 December	
	2006	2005	**2006**	2005
	RMB'000	RMB'000	**RMB'000**	RMB'000
Bank borrowing				
– RMB	**5.18%**	5.46%	**5.18%**	5.46%
– USD	**5.96%**	4.05%	–	–

The carrying amounts of current borrowings approximate their fair value.

26 BANK BORROWINGS *(continued)*

The carrying amounts and the fair values of long term bank borrowings are as follows:

	The Group		The Company	
	As at 31 December		As at 31 December	
	2006	2005	**2006**	2005
	RMB'000	RMB'000	**RMB'000**	RMB'000
Carrying amounts	**6,245,760**	5,608,165	**3,883,940**	3,996,800
Fair Values	**6,150,725**	5,521,114	**3,788,905**	3,909,749

The carrying amounts of USD bank borrowings approximate their fair value.

The fair values of RMB bank borrowings are based on discounted cash flow using a rate based on the borrowings rate of 6.12% per annum (2005: 6.12%).

The Group and the Company have the following undrawn borrowing facilities.

	The Group		The Company	
	As at 31 December		As at 31 December	
	2006	2005	**2006**	2005
	RMB'000	RMB'000	**RMB'000**	RMB'000
Floating rate	**1,210,348**	143,581	**–**	–
Fixed rate	**4,760,360**	3,407,500	**4,760,360**	3,407,500
	5,970,708	3,551,081	**4,760,360**	3,407,500

27 FINANCE LEASE OBLIGATIONS

	The Group As at 31 December, 2006		
	Minimum lease payment RMB'000	Finance charges RMB'000	Net present value of minimum lease payment RMB'000
Finance lease obligations			
Within one year	**995,756**	**300,032**	**695,724**
In the second year	**889,384**	**224,690**	**664,694**
In the third to fifth year	**2,106,029**	**374,336**	**1,731,693**
After fifth year	**865,105**	**62,243**	**802,862**
	4,856,274	**961,301**	**3,894,973**
Less: no later than one year (current portion)	**(995,756)**	**(300,032)**	**(695,724)**
	3,860,518	**661,269**	**3,199,249**

	The Group As at 31 December, 2005		
	Minimum lease payment RMB'000	Finance charges RMB'000	Net present value of minimum lease payment RMB'000
Finance lease obligations			
Within one year	716,348	257,667	458,681
In the second year	683,496	205,430	478,066
In the third to fifth year	1,584,020	355,130	1,228,890
After fifth year	768,413	70,395	698,018
	3,752,277	888,622	2,863,655
Less: no later than one year (current portion)	(716,348)	(257,667)	(458,681)
	3,035,929	630,955	2,404,974

The effective interest rate of finance lease obligations of the Group is 10.3% per annum (2005:14.0%).

27 FINANCE LEASE OBLIGATIONS *(continued)*

The carrying amounts and the fair values of finance lease obligations of the Group are as follows:

	The Group	
	2006	2005
	RMB'000	RMB'000
Carrying amounts	**3,894,973**	2,863,655
Fair Values	**3,879,892**	2,850,612

The fair values are based on discounted cash flow using a rate based on internal rate of return of the lessor at 7.1% per annum (2005: 8.4%).

All finance lease obligations are dominated in USD.

As at 1 January, 2006, the Company transferred its finance lease obligations with carrying value of RMB1,283,526,000 to a subsidiary. The details of the Company's finance lease obligations as at 31 December, 2005 are set out below:

	The Company As at 31 December, 2005		
	Minimum lease payment RMB'000	Finance charges RMB'000	Net present value of minimum lease payment RMB'000
Finance lease obligations			
Within one year	443,924	151,086	292,838
In the second year	406,719	111,348	295,371
In the third to fifth year	753,745	157,539	596,206
After fifth year	116,918	17,807	99,111
	1,721,306	437,780	1,283,526
Less: no later than one year (current portion)	(443,924)	(151,086)	(292,838)
	1,277,382	286,694	990,688

As at 31 December, 2005, the effective interest rate of finance lease obligations of the Company was 14.8% per annum.

27 FINANCE LEASE OBLIGATIONS *(continued)*

The carrying amounts and their fair values of finance lease obligations of the Company are as follows:

	The Company	
	2006	2005
	RMB'000	RMB'000
Carrying amounts	–	1,283,526
Fair Values	–	1,267,735

As at 31 December, 2005, the fair values were based on discounted cash flow using a rate based on internal rate of return of the lessor at 12.0% per annum.

All finance lease obligations were denominated in USD.

28 DEFERRED INCOME TAX

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The offset amounts are as follows:

	The Group		The Company	
	2006	2005	**2006**	2005
	RMB'000	RMB'000	**RMB'000**	RMB'000
Deferred tax assets:				
– Deferred tax assets to be recovered after more than 12 months	**(15,887)**	(72,759)	**(10,942)**	(67,814)
– Deferred tax assets to be recovered within 12 months	**(19,957)**	(9,791)	**(19,957)**	(9,791)
	(35,844)	(82,550)	**(30,899)**	(77,605)
Deferred tax liabilities:				
– Deferred tax liabilities to be settled after more than 12 months	**873,093**	719,670	**79,396**	36,769
	837,249	637,120	**48,497**	(40,836)

28 DEFERRED INCOME TAX *(continued)*

The gross movement on the deferred tax liabilities/(assets) is as follows:

	The Group	
	2006	2005
	RMB'000	RMB'000
Beginning of the year	**637,120**	149,957
Deferred taxation charged to consolidated profit and loss account *(Note 12)*	**200,129**	487,163
End of the year	**837,249**	637,120

	The Company	
	2006	2005
	RMB'000	RMB'000
Beginning of the year	**(40,836)**	(94,164)
Deferred taxation charged to profit and loss account	**89,333**	53,328
End of the year	**48,497**	(40,836)

The movement in deferred tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred tax liabilities:

	The Group			The Company
	Profits of subsidiaries	**Residual value difference**	**Total**	**Residual value difference**
	RMB'000	RMB'000	RMB'000	RMB'000
At 1 January, 2005	244,121	–	244,121	-
Charged to profit and loss account	438,780	36,769	475,549	36,769
At 31 December, 2005	682,901	36,769	719,670	36,769
Charged to profit and loss account	110,796	42,627	153,423	42,627
At 31 December, 2006	**793,697**	**79,396**	**873,093**	**79,396**

28 DEFERRED INCOME TAX *(continued)*

Deferred tax liabilities mainly relates to deferred tax liabilities provided at a fixed rate of 16.5% on the profit of overseas subsidiaries which are subject to PRC EIT and payable upon profit remittance to the Company.

Deferred tax assets:

	The Group			
	Interest element of finance lease obligations	**Capitalised dry docking expense**	**Tax losses**	**Total**
	RMB'000	RMB'000	RMB'000	RMB'000
At 1 January, 2005	(86,345)	(7,819)	–	(94,164)
Charged/(credited) to consolidated profit and loss account	17,197	(638)	(4,945)	11,614
At 31 December, 2005	(69,148)	(8,457)	(4,945)	(82,550)
Charged/(credited) to consolidated profit and loss account	69,148	(2,485)	(19,957)	46,706
At 31 December, 2006	–	**(10,942)**	**(24,902)**	**(35,844)**

28 DEFERRED INCOME TAX *(continued)*

	The Company			
	Interest element of finance lease obligations	**Capitalised dry docking expense**	**Tax losses**	**Total**
	RMB'000	RMB'000	RMB'000	RMB'000
At 1 January, 2005	(86,345)	(7,819)	–	(94,164)
Charged/(credited) to profit and loss account	17,197	(638)	–	16,559
At 31 December, 2005	(69,148)	(8,457)	–	(77,605)
Charged/(credited) to profit and loss account	69,148	(2,485)	(19,957)	46,706
At 31 December, 2006	**–**	**(10,942)**	**(19,957)**	**(30,899)**

Deferred tax assets are recognised for tax losses carry forward to the extent that the realisation of the related tax benefit through the future taxable profit is probable. The tax loss of the Company approximately RMB133,048,000 (2005: Nil) has five-year expiry dates. The tax loss of a subsidiary approximately RMB28,257,000 (2005: RMB28,257,000) has no expiry dates.

29 TRADE AND NOTES PAYABLES

	The Group As at 31 December	
	2006	2005
	RMB'000	RMB'000
Trade payables		
– Fellow subsidiaries	**259,834**	467,858
– Others	**1,945,221**	2,281,554
	2,205,055	2,749,412
Notes payables	**–**	10,000
	2,205,055	2,759,412

29 TRADE AND NOTES PAYABLES *(continued)*

The ageing analysis of the trade and notes payables is as follows:

	The Group As at 31 December 2006 RMB'000	The Group As at 31 December 2005 RMB'000
1 to 3 months	**2,132,189**	1,954,087
4 to 6 months	**45,774**	697,283
7 to 9 months	**27,092**	108,042
	2,205,055	2,759,412

	The Company As at 31 December 2006 RMB'000	The Company As at 31 December 2005 RMB'000
Trade payables		
– Subsidiaries	**466,979**	428,404
– Fellow subsidiaries	**362,793**	1,323,755
– Others	**288,431**	22,244
	1,118,203	1,774,403
Notes payables	**80,000**	26,000
	1,198,203	1,800,403

29 TRADE AND NOTES PAYABLES *(continued)*

The ageing analysis of the trade and notes payables is as follows:

	The Company As at 31 December	
	2006	2005
	RMB'000	RMB'000
1 to 3 months	**1,039,059**	1,661,288
4 to 6 months	**106,545**	139,115
7 to 9 months	**52,599**	-
	1,198,203	1,800,403

The carrying amounts of the trade and notes payables approximate their fair value.

The carrying amounts of the trade and notes payables are denominated in the following currencies:

	The Group As at 31 December		The Company As at 31 December	
	2006	2005	**2006**	2005
	RMB'000	RMB'000	**RMB'000**	RMB'000
RMB	**841,803**	639,622	**297,226**	127,622
HKD	**56,075**	50,430	**-**	-
USD	**1,150,148**	1,931,201	**885,568**	1,630,921
Other currencies	**157,029**	138,159	**15,409**	41,860
	2,205,055	2,759,412	**1,198,203**	1,800,403

30 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENTS

(a) RECONCILIATION OF PROFIT BEFORE INCOME TAX TO NET CASH GENERATED FROM OPERATIONS:

	2006 RMB'000	2005 RMB'000
Profit before income tax	**1,142,561**	4,309,263
Depreciation	**1,183,488**	875,619
Amortisation of land use rights	**330**	232
Share of profit of an associated company	**(6,529)**	(5,960)
Interest expense	**238,876**	138,753
Interest income	**(74,849)**	(84,801)
(Reversal of)/provision for impairment of receivables	**(16,109)**	6,211
Finance charge of finance lease obligations	**295,123**	288,520
Loss on disposal of fixed assets (See below)	**11,645**	5,034
Operating profit before working capital changes	**2,774,536**	5,532,871
Increase in bunkers	**(82,655)**	(303,029)
Decrease/(increase) in trade and notes receivables	**654,496**	(695,725)
Decrease in prepayments and other receivables	**33,659**	184,334
(Decrease)/increase in trade and notes payables	**(577,162)**	618,634
Increase/(decrease) in accruals and other payables	**172,832**	(32,867)
Net cash generated from operations	**2,975,706**	5,304,218

In the cash flow statement, proceeds from disposal of fixed assets comprise:

	2006 RMB'000	2005 RMB'000
Net book amount *(Note 16)*	**27,161**	5,911
Loss on disposal of fixed assets *(Note 8)*	**(11,645)**	(5,034)
Proceeds from disposal of fixed assets	**15,516**	877

30 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENTS

(continued)

(b) SIGNIFICANT NON-CASH TRANSACTIONS

During the year ended 31 December, 2006, the Group entered into finance lease arrangements in respect of assets with a total capital value at the inception of the leases of RMB296,684,000 (2005: RMB1,353,002,000).

(c) ACQUISITION OF A SUBSIDIARY COMPANY

On 27 August, 2006, China Shipping Container Lines (Hong Kong) Co., Ltd. ("CSHK"). a wholly-owned subsidiary of the Company entered into a Share Purchase Agreement with China Shipping Agency Logistics (Oversea) Co., Limited, Rich Shipping Agency Co., Ltd. and China Shipping (Hong Kong) Agency Co., Ltd, which are all fellow subsidiaries of the Group, to acquire the net assets of Universal Shipping (Asia) Co., Ltd. ("Universal Shipping") at a consideration of RMB80,141,000.

Universal Shipping is engaged in provision of shipping services in the PRC. Particulars of the assets and liabilities acquired are as follows:

	Fair value RMB'000	**Carrying amount** RMB'000
Property, plant and equipment	2,785	2,785
Trade receivables, prepayments and other receivables	79,740	79,740
Cash and cash equivalents	1,613	1,613
Trade payables, accruals and other payables	(37,023)	(37,023)
Deferred tax liability	(120)	(120)
Net assets acquired	46,995	
Goodwill on acquisition	33,146	
Purchase consideration settled in cash	80,141	
Cash and cash equivalents acquired	(1,613)	
Cash outflow on acquisition	78,528	

31 COMMITMENTS

(a) CAPITAL COMMITMENTS

As at 31 December, 2006 and 2005, the Group and the Company had the following significant capital commitments which were not provided for in the balance sheets:

	The Group	
	As at 31 December	
	2006	2005
	RMB'000	RMB'000
Contracted but not provided for:		
– Vessels under construction	**4,100,999**	4,315,787
– Purchase of containers	**–**	160,036
	4,100,999	4,475,823

	The Company	
	As at 31 December	
	2006	2005
	RMB'000	RMB'000
Contracted but not provided for:		
– Vessels under construction	**3,969,969**	4,018,445

(b) PURCHASE COMMITMENTS

As at 31 December, 2006 and 2005, the Group had the following significant purchase commitments of bunkers which were not provided for in the balance sheets:

	The Group	
	As at 31 December	
	2006	2005
	RMB'000	RMB'000
Contracted but not provided for:		
– Purchase of bunkers	**1,754,165**	415,914

31 COMMITMENTS *(continued)*

(c) OTHER COMMITMENTS

As at 31 December, 2006 and 2005, the Group and the Company had the following significant commitments which were not provided for in the balance sheets:

	The Group	
	As at 31 December	
	2006	2005
	RMB'000	RMB'000
Contracted but not provided for:		
– Investment	–	111,100

	The Company	
	As at 31 December	
	2006	2005
	RMB'000	RMB'000
Contracted but not provided for:		
– Investment	–	100,000

31 COMMITMENTS *(continued)*

(d) LEASE COMMITMENTS

As at 31 December, 2006 and 2005, the Group and the Company had future aggregate minimum lease payments under non-cancelable operating leases as follows:

	The Group As at 31 December	
	2006	2005
	RMB'000	RMB'000
Land and buildings:		
– Within one year	**44,339**	41,385
– In the second to fifth year	**62,835**	88,436
– After fifth year	**4,248**	12,867
	111,422	142,688
Vessels chartered-in and containers under operating leases:		
– Within one year	**2,935,592**	2,641,580
– In the second to fifth year	**6,940,418**	5,667,242
– After fifth year	**3,825,150**	2,838,513
	13,701,160	11,147,335
	13,812,582	11,290,023

31 COMMITMENTS *(continued)*

(d) LEASE COMMITMENTS *(continued)*

	The Company As at 31 December	
	2006	2005
	RMB'000	RMB'000
Land and buildings:		
– Within one year	**6,420**	5,675
– In the second to fifth year	**19,828**	22,701
– After fifth year	**3,639**	11,351
	29,887	39,727
Vessels chartered-in and containers under operating leases:		
– Within one year	**243,624**	283,861
– In the second to fifth year	**338,940**	592,910
– After fifth year	**–**	41,206
	582,564	917,977
	612,451	957,704

32 FUTURE OPERATING LEASE ARRANGEMENTS

As at 31 December, 2006 and 2005, the Group and the Company had future aggregate minimum lease receipts under non-cancellable operating leases as following:

	The Group	
	As at 31 December	
	2006	2005
	RMB'000	RMB'000
Vessels chartered-out under operating leases:		
– Within one year	**49,960**	105,644
– In the second to fifth year	**27,850**	7,722
	77,810	113,366

	The Company	
	As at 31 December	
	2006	2005
	RMB'000	RMB'000
Vessels chartered-out under operating leases:		
– Within one year	**929,088**	1,504,449
– In the second to fifth year	**1,979,036**	4,171,371
	2,908,124	5,675,820

33 CONTINGENT LIABILITIES

As at 31 December, 2006, the Group and the Company have no significant contingent liabilities.

34 SIGNIFICANT RELATED-PARTY TRANSACTIONS

The Group is part of a larger group of companies under China Shipping (Group) Company (incorporated in the PRC) and has extensive transactions and relationships with members of the China Shipping (Group) Company. China Shipping (Group) Company itself is a state-owned enterprise and is controlled by the PRC government. Neither of them produces accounts for public use.

As the Group is controlled by China Shipping (Group) Company, it is considered to be indirectly controlled by the PRC government, which controls a substantial number of entities in the PRC. In accordance with HKAS 24 "Related Party Disclosure", state-owned enterprises and their subsidiaries, other than China Shipping (Group) Company and its subsidiaries, directly or indirectly controlled by the PRC Government are also deemed as related parties of the Group ("other state-owned enterprises"). For purpose of related party transactions disclosure, the Group has in place procedures to assist the identification of the immediate ownership structure of its customers and suppliers as to whether they are state-owned enterprises. Many state-owned enterprises have multi-layered corporate structure and the ownership structures change over time as a result of transfers and privatisation programs. Nevertheless, management believes that meaningful information relative to related-party transactions has been adequately disclosed.

In addition to the related party information shown elsewhere in the accounts (Note 16 and Note 30), the following is a summary of significant related party transactions entered into in the ordinary course of business between the Group and its related parties, including other state-owned enterprises, during the years and balances arising from related party transactions for the year ended 31 December, 2006 and 31 December, 2005.

34 SIGNIFICANT RELATED-PARTY TRANSACTIONS *(continued)*

(a) During the year, for the purpose of this report, the directors are of the view that the following companies are related parties of the Group:

Name	Relationship with the Group
China Shipping (Group) Company	Ultimate holding company
Rich Shipping Co., Ltd.	Fellow subsidiary
Shanghai Marine Transport (Group) Co., Ltd.	Fellow subsidiary
Guangzhou Marine Transport (Group) Co., Ltd.	Fellow subsidiary
Dalian Marine Transport (Group) Company	Fellow subsidiary
China Shipping Development Co., Ltd.	Fellow subsidiary
China Shipping Passenger Liner Co., Ltd.	Fellow subsidiary
China Shipping (Hainan) Haisheng Shipping and Enterprise Co., Ltd.	Fellow subsidiary
Shanghai Inchon International Ferry Co., Ltd.	Fellow subsidiary
China Shipping Terminal Development Co., Ltd.	Fellow subsidiary
China Shipping Logistics Co., Ltd.	Fellow subsidiary
China Shipping Agency Co., Ltd.	Fellow subsidiary
China Shipping Air Cargo Co., Ltd.	Fellow subsidiary
China Shipping Industry Co., Ltd.	Fellow subsidiary
China Shipping Investment Co., Ltd.	Fellow subsidiary
China Shipping International Trading Co., Ltd.	Fellow subsidiary
China Shipping Telecommunications Co., Ltd.	Fellow subsidiary
Dong Fang International Investment Co., Ltd.	Fellow subsidiary
China Shipping Regional Holdings Pte Ltd.	Fellow subsidiary
China Shipping Agency (Australia) Co., Ltd.	Fellow subsidiary
China Shipping Japan Co., Ltd.	Fellow subsidiary
China Shipping Agency (Korea) Co., Ltd.	Fellow subsidiary
China Shipping (Europe) Holding GmbH	Fellow subsidiary
China Shipping Suppliers Co., Ltd.	Fellow subsidiary
China Shipping (Hongkong) Holdings Co., Ltd.	Fellow subsidiary
China Shipping (North America) Holding Co., Ltd.	Fellow subsidiary
China Shipping (North America) Agency Co.,Inc.	Fellow subsidiary
China Shipping (Malaysia) Agency Sdn. Bhd.	Fellow subsidiary
China Shipping (Argentina) Agency S.A.	Fellow subsidiary
China Shipping (Brazil) Agency S.A.	Fellow subsidiary
China Shipping Egypt Co, Ltd.	Fellow subsidiary
West Basin Container Terminals LLC.	Related company

Same as disclosed elsewhere in the accounts (Note 16 and Note 30), the Group had the following transactions and balances with related parties, which in the opinion of the directors, were carried out in the ordinary course of the Group's business.

34 SIGNIFICANT RELATED-PARTY TRANSACTIONS *(continued)*

(b) The following significant transactions were carried out with related parties:

	Notes	2006 RMB'000	2005 RMB'000
Transactions with fellow subsidiaries			
Revenue:			
Information technology services	*(i)*	**42,213**	25,825
Lease of containers	*(ii)*	**854**	4,785
Liner services	*(i)*	**1,661,158**	941,774
Lease of vessels	*(i)*	**7,592**	1,273
Compensation income	*(Note 7(i))*	**–**	99,331
Expense:			
Agency management services	*(i)*	**13,696**	14,705
Interest element of finance lease obligations in connection with lease of containers	*(ii)*	**149,009**	213,254
Lease of containers	*(ii)*	**67,682**	–
Lease of chassis	*(i)*	**39,400**	19,797
Lease of properties	*(ii)*	**10,922**	11,902
Cargo and liner agency services	*(i)*	**406,352**	208,924
Container management services	*(i)*	**751,920**	790,380
Time charter services	*(i)*	**232,650**	288,188
Bareboat charter services	*(i)*	**76,795**	56,769
Ship repair services	*(i)*	**58,560**	54,780
Supply of fresh water, vessel fuel, lubricants, spare parts and other materials	*(i)*	**474,523**	346,144
Depot services	*(i)*	**30,541**	19,075
Information technology services	*(i)*	**27,083**	27,755
Provision of motor vehicles	*(i)*	**952**	2,718
Provision of crew members	*(i)*	**121,244**	140,450
Loading and unloading services	*(i)*	**875,888**	693,601
Sub-route services	*(i)*	**164,379**	101,935
Ground container transport costs	*(i)*	**152,151**	34,218

34 SIGNIFICANT RELATED-PARTY TRANSACTIONS *(continued)*

(b) The following significant transactions were carried out with related parties: *(continued)*

(i) These transactions were conducted in accordance with various master agreements entered into between the Company and fellow subsidiaries on 10 May, 2004.

(ii) These transactions were conducted in accordance with relevant agreements entered into between the Company and fellow subsidiaries.

	2006 RMB'000	2005 RMB'000
Transactions with other state-owned enterprises		
Revenue:		
Interest income from bank deposits	**17,737**	19,873
Expense:		
Port charges	**2,507,759**	3,061,575
Purchase of bunkers and spare parts	**451,910**	352,229
Interest expenses	**312,265**	223,109
Vessel maintenance costs	**81,277**	74,998
Other transactions:		
Progress payment made on construction of vessels	**1,518,655**	3,195,946

34 SIGNIFICANT RELATED-PARTY TRANSACTIONS *(continued)*

(c) Balances with related parties

	2006	2005
	RMB'000	RMB'000
Balances with fellow subsidiaries		
Trade receivables *(note (i))*	**1,992,363**	2,059,573
Less: provisions	**(59,771)**	(61,788)
	1,932,592	1,997,785
Trade payables *(note (i))*	**(259,834)**	(467,858)
Finance lease obligations *(note(ii))*	**(957,684)**	(1,283,526)
	715,074	246,401

Notes:

(i) These balances arose from the ordinary course of the Group's business and are unsecured and interest free.

(ii) The Group has entered into finance lease arrangement to lease containers from its fellow subsidiaries. These balances carry interest at an average rate of 11.6% (2005: 14.8%) per annum as agreed between both parties.

34 SIGNIFICANT RELATED-PARTY TRANSACTIONS *(continued)*

(c) Balances with related parties *(continued)*

	2006 RMB'000	2005 RMB'000
Balances with other state-owned enterprises		
Bank deposits *(note (i))*	**1,350,583**	1,031,286
Bank loans *(note (ii))*	**5,064,810**	3,821,800
Other payables *(note (iii))*	**985,105**	752,825

Notes:

(i) Interest of bank deposits is at market rates ranging from 0.72% to 3.6% per annum (2005: from 0.72% to 3.6%).

(ii) As at 31 December, 2006, the bank loans were secured by legal mortgage over certain container vessels and vessels in construction with net book value of approximately RMB4,941,694,000 for the Group (2005: RMB3,842,800,000).

(iii) These balances arose from the ordinary course of the Group's business are unsecured, interest free and no fixed payment terms.

(d) Key management compensation:

	2006 RMB'000	2005 RMB'000
Salaries and other short-term employee benefits	**2,806**	4,172
Post employment benefits	**1,229**	975

35 PARTICULARS OF SUBSIDIARIES, ASSOCIATED COMPANY AND JOINTLY CONTROLLED ENTITY

(a) SUBSIDIARIES

As at 31 December, 2006, the Company has direct and indirect interests in the following subsidiaries:

Name	Date of incorporation/ establishment	Type of legal entity	Issued/registered and fully paid up share capital	Attributable equity interest Directly held	Attributable equity interest Indirectly held	Principal activities
Established and operate in the PRC						
China Shipping Container Lines Dalian Co., Ltd .	5 January, 2003	Limited liability company	RMB10,000,000	90%	–	Cargo and liner agency
China Shipping Container Lines Guangzhou Co., Ltd.	26 January, 2003	Limited liability company	RMB10,000,000	90%	-	Cargo and liner agency
China Shipping Container Lines Hainan Company Limited *(note(i))*	14 January, 2003	Limited liability company	RMB10,000,000	40%	-	Cargo and liner agency
China Shipping Container Lines Qingdao Company Limited	3 January, 2003	Limited liability company	RMB10,000,000	90%	-	Cargo and liner agency
China Shipping Container Lines Shanghai Co., Ltd.	13 January, 2003	Limited liability company	RMB71,140,000	90%	-	Cargo and liner agency
China Shipping Container Lines Shenzhen Co., Ltd.	15 January, 2003	Limited liability company	RMB10,000,000	90%	-	Cargo and liner agency
China Shipping Container Lines Tianjin Company Limited	3 January, 2003	Limited liability company	RMB10,000,000	90%	-	Cargo and liner agency
China Shipping Container Lines Xiamen Co., Ltd.	6 January, 2003	Limited liability company	RMB10,000,000	90%	-	Cargo and liner agency

35 PARTICULARS OF SUBSIDIARIES, ASSOCIATED COMPANY AND JOINTLY CONTROLLED ENTITY *(continued)*

(a) SUBSIDIARIES *(continued)*

Name	Date of incorporation/ establishment	Type of legal entity	Issued/registered and fully paid up share capital	Attributable equity interest Directly held	Attributable equity interest Indirectly held	Principal activities
China Shipping Container (Yangpu) Co., Ltd.	5 December, 2002	Limited liability company	RMB38,000,000	90%	4%	Domestic containers shipping cargo sales, slot booking, container transportation centre, transhipment, depot construction, repair leasing, sale and purchasing containers, leasing, sales and purchase of vessels and container related business
China Shipping (Yangpu) Refrigeration Storage & Transportation Co., Ltd. *(note (i))*	13 December, 2001	Limited liability company	RMB6,000,000	40%	-	Transportation, placement and storage of containers, refrigeration, warehousing and storage business, the examination and repair of containers and chassis, leasing, import and export, and supply of equipment and external technology consulting, the importations of generators used for refrigerated containers

35 PARTICULARS OF SUBSIDIARIES, ASSOCIATED COMPANY AND JOINTLY CONTROLLED ENTITY *(continued)*

(a) SUBSIDIARIES *(continued)*

Name	Date of incorporation/ establishment	Type of legal entity	Issued/registered and fully paid up share capital	Attributable equity interest Directly held	Attributable equity interest Indirectly held	Principal activities
Shanghai Puhai Shipping Co., Ltd.	19 November, 1992	Limited liability company	RMB222,911,111	94.49%	4.96%	International container shipping, transportation of goods (including containers) between ports along with the mainland domestic coast and Chang Jiang (Yangtze) River, construction, repair, leasing and sales of containers, vessel leases and sales, crew labour services and training and other shipping services, cargo agency for water transportation and shipping agency services
China Shipping Container Lines (Fuzhou) Co., Ltd.	20 May, 2003	Limited liability company	RMB500,000	10%	81%	Cargo and liner agency
China Shipping Container Lines (Haikou) Co., Ltd. *(note(i))*	5 November, 2003	Limited liability company	RMB3,000,000	-	36%	Cargo and liner agency
China Shipping Container Lines (Jiangsu) Co., Ltd.	19 September, 2003	Limited liability company	RMB6,500,000	45%	49.5%	Transportation
China Shipping Container Lines Lianyunggang Co., Ltd.	12 March, 2003	Limited liability company	RMB5,000,000	10%	81%	Cargo and liner agency

35 PARTICULARS OF SUBSIDIARIES, ASSOCIATED COMPANY AND JOINTLY CONTROLLED ENTITY *(continued)*

(a) SUBSIDIARIES *(continued)*

Name	Date of incorporation/ establishment	Type of legal entity	Issued/registered and fully paid up share capital	Attributable equity interest Directly held	Attributable equity interest Indirectly held	Principal activities
China Shipping Container Lines (Qinghuangdao) Co., Ltd.	6 May, 2003	Limited liability company	RMB500,000	10%	81%	Cargo and liner agency
China Shipping Container Lines (Rizhao) Co., Ltd.	18 July, 2003	Limited liability company	RMB500,000	–	90.1%	Cargo and liner agency
China Shipping Container Lines (Zhejiang) Co., Ltd.	18 June, 2003	Limited liability company	RMB7,000,000	45%	49.5%	Cargo and liner agency
Dandong China Shipping Container Lines Co., Ltd.	18 April, 2003	Limited liability company	RMB500,000	–	90.01%	Cargo and liner agency
Dongguan China Shipping Container Lines Co., Ltd.	14 May, 2004	Limited liability company	RMB500,000	10%	81%	Cargo and liner agency
Fangchenggang China Shipping Container Lines Co., Ltd.	6 May, 2003	Limited liability company	RMB500,000	10%	81%	Cargo and liner agency
Jiangmen China Shipping Container Lines Co., Ltd.	21 August, 2003	Limited liability company	RMB500,000	10%	81%	Cargo and liner agency
Jinzhou China Shipping Container Lines Co., Ltd.	18 March, 2003	Limited liability company	RMB500,000	–	90.1%	Cargo and liner agency
Quanzhou China Shipping Container Lines Co., Ltd.	2 September, 2003	Limited liability company	RMB500,000	10%	81%	Cargo and liner agency
Shantou China Shipping Container Lines Co., Ltd.	18 April, 2003	Limited liability company	RMB500,000	10%	81%	Cargo and liner agency
Yingkou China Shipping Container Lines Co., Ltd.	9 January, 2003	Limited liability company	RMB1,000,000	10%	81%	Cargo and liner agency

35 PARTICULARS OF SUBSIDIARIES, ASSOCIATED COMPANY AND JOINTLY CONTROLLED ENTITY *(continued)*

(a) SUBSIDIARIES *(continued)*

Name	Date of incorporation/ establishment	Type of legal entity	Issued/registered and fully paid up share capital	Attributable equity interest Directly held	Attributable equity interest Indirectly held	Principal activities
Zhanjiang China Shipping Container Lines Co., Ltd.	23 May, 2003	Limited liability company	RMB500,000	10%	81%	Cargo and liner agency
Zhongshan China Shipping Container Lines Co., Ltd.	15 May, 2003	Limited liability company	RMB500,000	10%	81%	Cargo and liner agency
Weihai China Shipping Container Lines Co., Ltd.	8 September, 2004	Limited liability company	RMB5,000,000	-	90.1%	Cargo and liner agency
Yantai China Shipping Container Lines Co., Ltd.	21 December, 2006	Limited liability company	RMB5,000,000	-	90%	Cargo and liner agency
Longkou China Shipping Container Lines Co., Ltd.	23 February , 2006	Limited liability company	RMB500,000	10%	81%	Cargo and liner agency
China Shipping Container Lines Chongqing Co., Ltd.	25 April, 2005	Limited liability company	RMB5,000,000	76.50%	14.18%	Cargo and liner agency
Changsha China Shipping Container Lines Co., Ltd.	13 April, 2005	Limited liability company	RMB5,000,000	76.50%	14.18%	Cargo and liner agency
China Shipping Container Lines Wuhu Co., Ltd.	29 March, 2005	Limited liability company	RMB1,500,000	76.50%	14.18%	Cargo and liner agency
Nantong China Shipping Container Lines Co., Ltd.	21 June, 2005	Limited liability company	RMB5,000,000	63%	28.35%	Cargo and liner agency
China Shipping Container Lines Wuhan Co., Ltd.	26 May, 2005	Limited liability company	RMB5,000,000	76.50%	14.18%	Cargo and liner agency
Jiujiang China Shipping Container Lines Co., Ltd.	27 April, 2005	Limited liability company	RMB5,000,000	76.50%	14.18%	Cargo and liner agency

35 PARTICULARS OF SUBSIDIARIES, ASSOCIATED COMPANY AND JOINTLY CONTROLLED ENTITY *(continued)*

(a) SUBSIDIARIES *(continued)*

Name	Date of incorporation/ establishment	Type of legal entity	Issued/registered and fully paid up share capital	Attributable equity interest Directly held	Attributable equity interest Indirectly held	Principal activities
Zhangjiagang China Shipping Container Lines Co., Ltd.	15 March, 2005	Limited liability company	RMB5,000,000	63%	28.35%	Cargo and liner agency
Incorporated and operate in Hong Kong						
China Shipping Container Lines (Hong Kong) Co., Ltd.	3 July, 2002	Limited liability company	HK$ 1,000,000	100%	-	International container shipping and liner agency
Universal Shipping (Asia) Co., Ltd.	11 June ,1999	Limited liability company	HK$ 10,000	-	100%	Provision of shipping services
Incorporated in the British Virgin Islands						
China Shipping Container Lines (Asia) Co., Ltd.	28 October, 2002	Limited liability company	US$50,000	100%	-	Sales, purchase and lease of vessels
Intercontinental Computer Co., Ltd.	8 April, 2003	Limited liability company	US$50,000	-	100%	Development of information technology systems and provision of information technology services
Yangshan A Shipping Company Limited	23 December, 2003	Limited liability company	US$50,000	-	100%	Owning of vessel
Yangshan B Shipping Company Limited	23 December, 2003	Limited liability company	US$50,000	-	100%	Owning of vessel
Yangshan C Shipping Company Limited *(note (ii))*	23 April, 2004	Limited liability company	US$50,000	-	100%	Owning of vessel
Yangshan D Shipping Company Limited *(note (ii))*	23 April, 2004	Limited liability company	US$50,000	-	100%	Owning of vessel
Incorporated in the Republic of Cyprus						
Arisa Navigation Company Limited	18 June, 2002	Limited liability company	CYP1,000	-	100%	Owning of vessel

35 PARTICULARS OF SUBSIDIARIES, ASSOCIATED COMPANY AND JOINTLY CONTROLLED ENTITY *(continued)*

(a) SUBSIDIARIES *(continued)*

Notes:

(i) According to respective Memorandum and Articles of Association, the Company has the power to appoint more than half of the total number of directors of these companies. These companies are therefore accounted for as subsidiaries.

(ii) Shares of the subsidiaries were charged for certain long term bank loans as at 31 December, 2006 (Note 26).

(b) ASSOCIATED COMPANY

As of 31 December, 2006, the Group had direct equity interests in the following associated company:

Name	Date of establishment	Type of legal entity	Place of operation	Registered capital	Attributable equity interest	Principal activities
Established in the PRC						
Shanghai HaiXin YuanCang International Logistics Co., Ltd.	18 May, 1995	Limited liability company	PRC	US$11,600,000	40%	Cargo and liner agency

35 PARTICULARS OF SUBSIDIARIES, ASSOCIATED COMPANY AND JOINTLY CONTROLLED ENTITY *(continued)*

(c) JOINTLY CONTROLLED ENTITY

As of 31 December, 2006, the Group had direct equity interests in the following jointly controlled entity:

Name	Date of establishment	Type of legal entity	Place of operation	Registered capital	Attributable equity interest	Principal activities
Established in the PRC						
China Shipping Yangshan International Container Storage& Transportation Co., Ltd	8 November , 2006	Limited liability company	PRC	RMB 64,000,000	50%	Placement and storage of containers, refrigeration, warehousing and storage business, the examination and repair of containers and leasing, loading and unloading, and supply of equipment and external technology consulting.

All subsidiaries, associated company and jointly controlled entity are private companies, or if incorporated or established outside Hong Kong, have substantially the same characteristics as a Hong Kong incorporated private company.

The English name of certain subsidiaries, the associated company and the jointly controlled entity referred to in these accounts represent management's best efforts at translating the Chinese names of these companies as no English names have been registered.

36 EVENTS AFTER THE BALANCE SHEET DATE

(a) APPROVAL OF CORPORATE BONDS

According to the board meeting held on 26 March, 2007, the Company intends to issue of domestic corporate bonds ("the Bonds") of an aggregate value of RMB1.8 billion with maturity of 10 years and fixed interest rate estimated as between 4.1% to 4.4% per annum, to all qualified domestic institutional investors in the PRC excluding Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan ("Mainland China"). The net proceeds of the issue of the Bonds are to fund the construction within Mainland China of: (i) four container vessels (each with a volume of 4,250TEU); and (ii) eight container vessels (each with a volume of 8,530 TEU). This proposal is previously approved by a special general meeting held on 28 August 2006 and subsequently by the National Development and Reform Commission of the PRC in notice "Fa Gai Cai Jin [2007] No.602" in the year 2007.

(b) NEW CORPORATE INCOME TAX LAW

On 16 March 2007, the National People's Congress approved the Corporate Income Tax Law of the People's Republic of China (the new "CIT Law"). The new CIT Law reduces (increases) the corporate income tax rate for domestic enterprises (foreign invested enterprises) from 33% (15% or 24%) to 25% with effect from 1 January 2008. The new CIT Law also provides for preferential tax rates, tax incentives for prescribed industries and activities, grandfathering provisions as well as determination of taxable profit. As at the date that these accounts are approved for issue, detailed measures concerning these items has yet to be issued by the State Council. Consequently, the Company is not in a position to assess the impact, if any, to the carrying value of deferred tax assets and liabilities as at 31 December 2006. The Company will continue to evaluate the impact as more detailed regulations are announced.

37 ULTIMATE HOLDING COMPANY

The Directors regard China Shipping (Group) Company, a state-owned enterprise established in the PRC as being the ultimate holding company of the Group.

5 Years Financial Summary

CONSOLIDATED RESULTS

	2002 RMB'000	2003 RMB'000	2004 RMB'000	2005 RMB'000	**2006** **RMB'000**
Turnover	10,522,234	15,276,163	22,363,851	28,374,680	**30,502,378**
Operating (loss)/profit	(226,037)	1,859,408	5,201,223	4,730,576	**1,670,031**
Finance costs	(384,849)	(450,917)	(512,495)	(427,273)	**(533,999)**
(Loss)/profit before income tax expense	(605,242)	1,406,918	4,694,568	4,309,263	**1,142,561**
Income tax expense	10,196	(9,573)	(674,177)	(724,168)	**(277,847)**
(Loss)/profit after income tax expense	(595,046)	1,397,345	4,020,391	3,585,095	**864,714**
Minority interests	(2,041)	(14,473)	(6,769)	(2,313)	**(5,504)**
(Loss)/profit attributable to equity holders	(597,087)	1,382,872	4,013,622	3,582,782	**859,210**
Dividend	–	–	1,686,098	723,600	**241,200**

CONSOLIDATED ASSETS AND LIABILITIES

	2002 RMB'000	2003 RMB'000	2004 RMB'000	2005 RMB'000	**2006** **RMB'000**
Non-current assets	5,609,604	9,221,749	15,250,759	20,845,376	**23,604,392**
Current assets	3,128,673	4,262,361	9,784,101	8,159,952	**7,139,664**
Current liabilities	5,230,910	4,063,178	4,352,958	4,226,798	**4,593,201**
Non-current liabilities	3,293,585	5,752,700	6,336,714	8,149,206	**9,574,650**
Net assets	213,782	3,668,232	14,345,188	16,629,324	**16,576,205**

Note: The results of the Group for the two years ended 31 December 2002 and 2003 and its assets and liabilities as at 31 December 2002 and 2003 have been extracted from the Company's Prospectus dated 4 June 2004, which also sets out the details of the basis of preparation of the consolidation. Prior year adjustments were not made for the results extracted for the two years ended 31 December, 2002 and 2003 following the adoption of new/revised HKFRS effective from 1 January, 2005 as they are considered immaterial. The results of the Group for the year ended 31 December, 2005 and 2006 and its assets and liabilities as at 31 December, 2005 and 2006 are those set out on pages 58 to 60 of the accounts and are presented on the basis as set out in Note 2 to the accounts.

NOTICE IS HEREBY GIVEN that the annual general meeting for the year 2006 ("**AGM**") of China Shipping Container Lines Company Limited ("**Company**") will be held at 2:00 p.m. on Tuesday, 26 June, 2007 at conference room 1, 3rd Floor, 450 Fu Shan Road, Pudong New District, Shanghai, the People's Republic of China ("**PRC**") for the following purposes:

by way of ordinary resolutions:

1. to consider and approve the report of the board of directors of the Company for the year ended 31 December, 2006;

2. to consider and approve the report of the supervisory committee of the Company for the year ended 31 December, 2006;

3. to consider and approve the audited financial statements and the auditors' report of the Company and of the Group as at and for the year ended 31 December, 2006;

4. to consider and approve the proposed profit distribution plan and the final dividend distribution plan of the Company for the year ended 31 December, 2006 and to authorise the board of directors of the Company to distribute such dividend to its shareholders;

5. to consider and determine the remuneration of the directors and supervisors of the Company for the year ending 31 December, 2007;

6. to consider and approve the appointment of Mr. Ma Zehua as a non-executive director of the Company with effect from the conclusion of the AGM until the conclusion of the annual general meeting of the Company for the year 2009, i.e. on or around June 2010.

   The brief biographical details of Mr. Ma Zehua are set out in paragraph (A) of the Explanatory Notes on page 155;

7. to consider and approve the appointment of Mr. Pan Zhanyuan as an independent non-executive director of the Company with effect from the conclusion of the AGM until the conclusion of the annual general meeting of the Company for the year 2009, i.e. on or around June 2010.

   The brief biographical details of Mr. Pan Zhanyuan are set out in paragraph (B) of the Explanatory Notes on page 155;

8. to consider and approve the appointment of Mr. Shen Kangchen as an independent non-executive director of the Company with effect from the conclusion of the AGM until the conclusion of the annual general meeting of the Company for the year 2009, i.e. on or around June 2010.

   The brief biographical details of Mr. Shen Kangchen are set out in paragraph (C) of the Explanatory Notes on page 155;

9. to consider and approve the appointment of Mr. Yao Guojian as a supervisor of the Company with effect from the conclusion of the AGM until the conclusion of the annual general meeting of the Company for the year 2009, i.e. on or around June 2010.

   The brief biographical details of Mr. Yao Guojian are set out in paragraph (D) of the Explanatory Notes on page 156;

10. to re-elect the following directors of the Company pursuant to Article 10.2 of the Articles of Association of the Company with effect from the conclusion of the AGM until the conclusion of the annual general meeting of the Company for the year 2009, i.e. on or around June 2010:

    (a) Mr. Li Shaode;

    (b) Mr. Huang Xiaowen;

    (c) Mr. Zhao Hongzhou;

    (d) Mr. Zhang Jianhua;

    (e) Mr. Wang Daxiong;

    (f) Mr. Zhang Guofa;

    (g) Mr. Yao Zuozhi;

    (h) Mr. Xu Hui;

    (i) Mr. Hu Hanxiang; and

    (j) Mr. Wang Zongxi.

    The brief biographical details of the directors of the Company proposed to be re-elected are set out in the section "Biographies of Directors, Supervisors and Senior Management" of this Annual Report on pages 21 to 25.

11. to re-elect the following supervisors of the Company pursuant to Article 13.3 of the Articles of Association of the Company with effect from the conclusion of the AGM until the conclusion of the annual general meeting of the Company for the year 2009, i.e. on or around June 2010:

    (a) Mr. Chen Decheng;

    (b) Mr. Tu Shiming;

(c) Mr. Hua Min; and

(d) Ms. Pan Yingli.

The brief biographical details of the supervisors of the Company proposed to be re-elected are set out in the section "Biographies of Directors, Supervisors and Senior Management" of this Annual Report on pages 25 to 26.

12. to consider and approve the appointments of PricewaterhouseCoopers, Hong Kong, Certified Public Accountants, and BDO Zhong Hua Certified Public Accountants as the Company's international and PRC auditors, respectively, to hold office until the conclusion of the following annual general meeting, and to authorise the audit committee of the board of directors of the Company to determine their remuneration;

13. to consider and approve:

(a) amendments to parts of the H share share appreciation rights scheme (the "Scheme") and the methods for the implementation of the Scheme ("Methods") (copies of the amended Scheme and Methods have been produced to the AGM marked "A" and "B" respectively and have been initialed by the Company Secretary for the purpose of identification);

(b) the granting of share appreciation rights under the amended Scheme and Methods; and

(c) all matters contemplated under the amended Scheme and Methods,

Please refer to paragraph (E) of the Explanatory Notes on pages 156 to 158 for more details.

by way of a special resolution:

14. to consider and, if though fit, approve the following:

"**THAT**:

(1) there be granted to the board of directors of the Company an unconditional general mandate to issue, allot and deal with additional shares in the capital of the Company, whether Domestic Shares or H Shares, and to make or grant offers, agreements and options in respect thereof, subject to the following conditions:

(a) such mandate shall not extend beyond the Relevant Period save that the board of directors of the Company may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

(b) the aggregate nominal amount of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the board of directors of the Company shall not exceed

(i) 20 per cent of the aggregate nominal amount of Domestic Shares of the Company in issue; and/or

(ii) 20 per cent of the aggregate nominal amount of H Shares of the Company in issue,

in each case as of the date of this Resolution; and

(c) the board of directors of the Company will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as the same may be amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

For the purposes of this Resolution;

"Domestic Shares" means domestic invested shares in the share capital of the Company with a par value RMB1.00 each, which are held in Renminbi by PRC investors;

"H Shares" means the overseas-listed foreign invested shares in the share capital of the Company with a par value RMB1.00 each, which are subscribed for and traded in Hong Kong Dollars;

"Relevant Period" means the period from the passing of this Resolution until the earliest of;

(i) the conclusion of the next annual general meeting of the Company following the passing of this Resolution; or

(ii) the expiration of the 12-month period following the passing of this Resolution; or

(iii) the date on which the authority set out in this Resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and

(2) contingent on the board of directors of the Company resolving to issue shares pursuant to sub-paragraph (1) of this Resolution, the board of directors of the Company be authorized to:

(a) approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider necessary in connection with the issue of such new shares including, without limitation, the time and place of issue, making all necessary applications to the relevant authorities, entering into an underwriting agreement (or any other agreement);

(b) determine the use of proceeds and to make all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities; and

(c) increase the registered capital of the Company in accordance with the actual increase of capital by issuing shares pursuant to sub-paragraph (1) of this Resolution, to register the increased capital with the relevant authorities in the PRC and to make such amendments to the Articles of Association of the Company as it thinks fit so as to reflect the increase and any other resultant changes in the registered capital of the Company."; and

by way of an ordinary resolution:

15. to consider and approve proposals (if any) put forward at such meeting by any shareholder(s) of the Company holding 5 per cent or more of the shares carrying the right to vote at such meeting.

By order of the board of directors of
China Shipping Container Lines Company Limited
Li Shaode
Chairman

Shanghai, the People's Republic of China
30 April 2007

Notes:

(A) The board of directors of the Company has recommended a final dividend (inclusive of tax where applicable) for the year ended 31 December, 2006 of RMB0.04 per share and, if such relevant resolution regarding the payment of dividend is approved and passed by the shareholders of the Company ("**Shareholders**"), it is expected to be paid on or about 6 July, 2007 to those Shareholders whose names appear on the register of members of the Company ("**Register of Members**") on Tuesday, 26 June, 2007.

For the purpose of holding the AGM, the Register of Members will be closed from Monday, 28 May, 2007 to Tuesday, 26 June, 2007 (both days inclusive), during which period no transfer of shares of the Company will be registered. Shareholders whose names appear on the Register of Members at the close of business on Tuesday, 29 May, 2007 are entitled to attend and vote at the AGM.

In order to attend the AGM and to qualify for the final dividend, holders of the Company's H shares shall lodge all transfer documents together with the relevant share certificates to Computershare Hong Kong Investor Services Limited, the Company's H shares registrar, ("**Computershare**") not later than 4:30 p.m. on Friday, 25 May, 2007.

The address of Computershare is as follows:

Room 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

(B) Holders of domestic shares or H shares, who intend to attend the AGM, must complete the reply slips and return them to the Directorate Secretary Office of the Company not later than 20 days before the date of the AGM, i.e. no later than Wednesday, 6 June, 2007.

Details of the Directorate Secretary Office of the Company are as follows:

3rd Floor
450 Fu Shan Road
Pudong New District
Shanghai 200122
the People's Republic of China

Tel: (86) 21 6596 6666
Fax: (86) 21 6596 6813

(C) Each holder of H shares who has the right to attend and vote at the AGM is entitled to appoint in writing one or more proxies, whether a Shareholder or not, to attend and vote on his behalf at the AGM. A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

(D) The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign, or other documents of authorisation, must be notarially certified.

(E) To be valid, for holders of H shares, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to Computershare, the address of which is set out in Note (A) above, not less than 24 hours before the time for holding the AGM or any adjournment thereof in order for such documents to be valid.

(F) Each holder of domestic shares is entitled to appoint in writing one or more proxies, whether a Shareholder or not, to attend and vote on its behalf at the AGM. Notes (C) to (E) also apply to holders of domestic shares, except that the proxy form or other documents of authority must be delivered to the Directorate Secretary Office of the Company, the address of which is set out in Note (B) above, not less than 24 hours before the time for holding the AGM or any adjournment thereof in order for such documents to be valid.

(G) If a proxy attends the AGM on behalf of a Shareholder, he should produce his identity card and the form of proxy signed by the Shareholder or his legal representative or his duly authorised attorney, and specifying the date of its issuance. If a legal person Shareholder appoints its corporate representative to attend the AGM, such representative should produce his/her identity card and the notarised copy of the resolution passed by the board of directors or other authorities or other notarized copy of the licence issued by such legal person Shareholder.

(H) Pursuant to Articles 8.18 to 8.20 of the Articles of Association of the Company, at the AGM, a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

(1) by the chairman of the meeting;

(2) by at least two Shareholders entitled to vote present in person or by proxy;

(3) by one or more Shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting.

Unless a poll is so demanded, a declaration by the chairman of the meeting as to whether a resolution has been passed on a show of hands and an entry to that effect into the minutes of the meeting shall be conclusive evidence of the fact without requiring proof of the number or proportion of votes cast in favour of or against such resolution.

The demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded. On a poll taken at the meeting, a Shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

(l) The AGM is expected to last for half a day. Shareholders attending the AGM are responsible for their own transportation and accommodation expenses.

(A) Mr. Ma Zehua, age 54

Mr. Ma Zehua, graduated from Shanghai Maritime University with a master's degree in International Law. He is the Party secretary and the vice president of China Shipping (Group) Company. During March 1987 to March 1993, he served as the deputy head of the Shipping Division and the deputy manager of the shipping department of China Ocean Shipping Company, respectively. From March 1993 to February 1995, he was the general manager of Development Department and the assistant to president of China Ocean Shipping (Group) Company. From February 1995 to August 1997, he was the Party secretary and the president of China Ocean Shipping (Group) Company, American Branch. During December 1997 to December 1999, he served as a member of the Party committee and the deputy general manager of Guangzhou Ocean Shipping Company. From December 1999 to February 2000, he served as a member of the Party committee and the general manager of Qingdao Ocean Shipping Company. From February 2000 to November 2000, he served as the Party secretary and the general manager of Qingdao Ocean Shipping Company. From November 2000 to September 2001, he was a member of the Party committee and the general manager of Qingdao Ocean Shipping Company. From August 2001 to November 2006, he served as a member of the Party committee and the vice president of China Ocean Shipping (Group) Company. From November 2006 to present, he served as the Party secretary and the vice president of China Shipping (Group) Company. Mr. Ma has accumulated extensive experience in the shipping industry.

(B) Mr. Pan Zhanyuan, age 66

Mr. Pan Zhanyuan was the senior head and the managing director for Orient Overseas Container Line (OCCL) based in New York, London and Hong Kong, respectively over his entire working life. He served the board of directors of OCCL for several terms of office and was involved in international commerce activities. During the period of service based in Europe during 1994 to 1998, he was designated by the Competition Commission of the European Union to serve for the Five-Person "Think-Tank" Commission for providing advice to the Competition Commission on shipping policies. He retired from OCCL in 2001 and earned more than 30 years of experience in the shipping industry. Since 2001, he had been the Chairman of Hong Kong Liner Shipping Association for five years. In 2006, he was a member of the Shipping Committee, the Port Development Committee and the Logistics Committee under the HKSAR Government. He also advised the Hong Kong Government on policies relating to various areas including shipping, port development and logistic, traffic and transportation of Hong Kong.

(C) Mr. Shen Kangchen, age 67

Mr. Shen Kangchen, graduated from East China Institute of Water Conservation with graduate student experience in water lane and port. He was previously an instructor, lecturer and associate professor, successively in Chongqing Jiaotong University and Institute of Architecture and Engineering from September 1966 to December 1979, and a visiting scholar to Carnegie Mellon University and University of Florida respectively from August 1981 to August 1983. He served as the vice president of Chongqing Jiaotong University from August 1983 to January 1985, and a professor, the Secretary of the CPC Committee and the dean of faculty of Shanghai Maritime University during February 1985 to February 1988. During March 1988 to November 1991, he was a professor and the vice president of Shanghai Maritime University. From December 1991 to April 1999, he was a professor and the president of Shanghai Maritime University. In May 1999, he was appointed the Head of Network Computer Research Centre of Shanghai Maritime University. Since 2004 to present, he has served as the chief engineer of CABR Technology Co., Ltd.

(D) Mr. Yao Guojian, age 53

Mr. Yao Guojian, graduated from East China Normal University in administrative management. He started his shipping career in 1977. During April 1978 to September 1985, he was the deputy head of workshop, vice party secretary and head of the administration section of Lifeng Ship Factory under Shanghai Marine Bureau. During September 1987 to October 1994, he served as the chief steward, the head of supervisory section and the head of administration section of Shanghai Marine Bureau. From October 1994 to July 1997, he acted as the supervisor of disciplinary committee and examination of Shanghai Marine Shipping (Group) Company, the secretary of disciplinary committee of vessel company No. 2 under Shanghai Marine Shipping (Group) Company, the secretary to disciplinary committee and the chairman of Trade Union of Container Branch Company under Shanghai Hai Xing Shipping Co., Ltd. From July 1997 to March 2002, he was the deputy head of supervision & auditing division of China Shipping (Group) Company and the vice Party secretary and secretary to the disciplinary committee of China Shipping (Group) Company. Between March 2002 and January 2003, he was a member of the Party committee, secretary to the disciplinary committee and chairman of the Labour Union of China Shipping Logistics Company Limited. He has accumulated extensive experience in management.

(E) Reference is made to the Company's circular dated 26 August 2005 setting out, amongst others, a summary of the principal terms of the Scheme and the Methods. Pursuant to the "Trial Measures on Implementation of Share Incentive Plans in State-Controlled Companies Listed Overseas" issued by the State-owned Assets Supervision and Administration Commission of the State Council ("Measures"), amendments to the Scheme and the Methods are proposed in order to fulfill the requirements of the Measures.

In this Appendix, unless the context otherwise requires, the following expressions shall have the following meanings:

"Committee"	the management committee for the Rights set up by the Directors
"Directors"	the directors of the Company
"Lock-up Period"	the period of two years after the date on which the relevant Right was granted
"Participant"	the participants under the Scheme
"Rights"	the H share share appreciation rights to be granted under the Scheme
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Supervisors"	the supervisors of the Company

The following is a summary of the principal amendments to the principal terms of the Scheme.

(1) Participants

The Participants under the Scheme shall be the Directors (other than independent non-executive Directors), the Supervisors (other than independent Supervisors), the senior executives of the Company, the primary person-in-charge of each of the operational and management departments of the Company and the general managers, deputy general managers etc. of the Company's subsidiaries.

(2) The granting of rights

(a) The date of grant of Rights to Participants shall vary depending on whether an Participant was: (i) entitled to participate in the Scheme on the date of its implementation; (ii) became entitled to participate in the Scheme during the Lock-up Period; or (iii) held different positions entitling him to different amounts of Rights during the Lock-up Period. Further grants of Rights shall be made on 1 July 2007 and 1 July 2009, as well as within the respective Lock-up Periods following the said dates where there are new Participants.

(b) The amount of Rights granted during the first grant of Rights shall not be higher than 0.5% of the total issued share capital of the Company as at 22 August 2005; the amount of Rights granted during the second grant of Rights shall not be higher than 0.75% of the total issued share capital of the Company as at 22 August 2005, the amount of Rights granted during all three grants of Rights shall not be higher than 2% of the total issued share capital of the Company as at 22 August 2005.

(c) Each Participant (regardless of change in position, resignation, retirement or otherwise) shall enjoy all or part of the Rights granted to him proportionate to the amount of time spent in the relevant position during the Lock-up Period.

(d) Participants who assume a relevant position, and thereby became entitled to participate in the Scheme, during the Lock-up Period following the first grant of Rights shall be granted Rights on 1 July 2007 at the exercise price for the first grant of Rights.

The following is a summary of the principal amendments to the principal terms of the Methods.

(1) The exercise price

The exercise price of each unit of the Rights shall be as follows:

(a) In respect of the first grant of Rights, equal to the average closing price of the H shares of the Company on the Stock Exchange during the period from 1 January to 30 June in the year in which such Rights are granted; and

(b) In respect of the second and third grant of Rights, not less than: (a) the closing price of the H shares of the Company on the Stock Exchange on the date of grant; or (b) the average closing price of the H shares of the Company on the Stock Exchange 5 trading days prior to the date of grant.

(2) Lapse or cancellation of, or imposition of restrictions, on the rights

All or part of the Rights shall also lapse or the Committee may also decide to cancel or impose restrictions on all or part of the Rights in certain additional circumstances, including but not limited to where: (i) the relevant Participant fails to achieve certain performance targets; (ii) the relevant Participant is in material breach of duty or the relevant laws and regulations of the Company or damages the interests of the Company; (iii) the Company fails to achieve targeted results; (iv) the Company's certified accountants give a negative opinion, or are unable to reach an opinion, on the Company's annual financial statements; (v) the Committee or the Company's auditors raise significant dissent on the Company's results or annual financial statements; (vi) there is a serious breach of the articles of association of the Company or there are significant illegal or criminal offences.

The Board as at the date of this announcement comprises of Mr. Li Shaode, Mr. Jia Hongxiang, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive directors, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Yao Zuozhi and Mr. Xu Hui, being non-executive directors, and Mr. Hu Hanxiang, Mr. Gu Nianzu, Mr. Wang Zongxi and Mr. Lam Siu Wai, Steven, being independent non-executive directors.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

China Shipping Container Lines Company Limited

中海集裝箱運輸股份有限公司

(於中華人民共和國註冊成立的股份有限公司)

股份代號：2866


CHINA SHIPPING LINE.

年報

2006


CHINA

公司簡介

中海集裝箱運輸股份有限公司（「中海集運」或「本公司」），是中國海運（集團）總公司（「中海」）所屬主要從事集裝箱運輸及相關業務的多元化經營企業。經營範圍涉及集裝箱運輸、船舶租賃、攬貨訂艙、運輸報關、集裝箱堆場、集裝箱製造、修理、銷售、買賣等領域。中海集運1997年於上海成立，2004年3月3日成立股份公司並於2004年6月16日在香港聯合交易所（「聯交所」）成功上市。短短九年，以運載能力計，已位列全球第六。

截至2006年12月31日，中海集運經營船舶151艘，總箱位達398,974TEU。中海集運已開闢了美洲、歐洲、地中海、非洲、澳洲等70餘條國際幹支線，全球擁有300多家貨運代理網點，遍及全球主要貿易區。中海集運在中國內貿集裝箱運輸市場居於領導地位，整體實力國內最強。

中海集運本著做強做大、努力建設成為世界頂級航運企業的目標，穩步向前。九年的創業發展，中海集運持續堅持以發展與管理、效率與效益相統一的原則，以誠信客戶，回報社會為經營理念，高效、誠信、服務一流為宗旨。先進的設備和技術，優良的管理手段和眾多具有高度敬業精神的高級管理人才定將使中海集運在舟楫雲集、百舸爭流的航運大潮中創造更加輝煌的明天。

目錄



CSCL LOS ANGELES

董事

執行董事

李紹德先生(*董事長*)
賈鴻祥先生(*副董事長*)
黃小文先生
趙宏舟先生

非執行董事

張國發先生(*副董事長*)
張建華先生
王大雄先生
徐輝先生
姚作芝先生

獨立非執行董事

胡漢湘先生
顧念祖先生
汪宗熙先生
林兆偉先生

監事

陳德誠先生
黃新明先生
屠士明先生
王修平先生
華民先生
潘英麗女士

公司秘書

葉宇芒先生

審核委員會

汪宗熙先生(*主席*)
顧念祖先生
王大雄先生

合資格會計師

趙小明先生

授權代表

李紹德先生
黃小文先生

在中國的法定地址及主要營業地點

中國
上海
浦東新區
福山路450號
27樓

香港營業地點

香港
皇后大道中99號
中環中心
69樓

國際核數師

羅兵咸永道會計師事務所

法律顧問

貝克•麥堅時律師事務所
(香港法律及美國法律)
北京市競天公誠律師事務所(中國法律)

香港H股過戶登記處

香港中央證券登記有限公司
香港
皇后大道東183號
合和中心17樓

主要往來銀行
中國銀行
中國工商銀行
花旗銀行
招商銀行

電話
86 (21) 65966105

傳真
86 (21) 65966813

公司網址
www.cscl.com.cn

H股上市地點
香港聯合交易所有限公司主板

上市日期
二零零四年六月十六日

已發售H股數目
2,420,000,000股H股

每手股數
1,000股

聯交所股份編號
2866

本公司根據香港法例第32章公司條例第XI部以其中文名稱和英文名稱「China Shipping Container Lines Company Limited」登記為海外公司

二零零五年及二零零六年主要財務資料比較：

綜合業績

截至十二月三十一日止年度	二零零六年	二零零五年	變動
	人民幣千元	人民幣千元	%
營業額	**30,502,378**	28,374,680	7.5
營運利潤	**1,670,031**	4,730,576	-64.7
除稅後利潤	**864,714**	3,585,095	-75.9
每股基本盈利	**人民幣0.14**	人民幣0.59	-76.3
毛利率	**6.9%**	17.8%	-61.2
稅前利潤率	**3.7%**	15.2%	-75.7
淨負債率	**46.0%**	30.4%	51.3

綜合資產與負債

於十二月三十一日	二零零六年	二零零五年	變動
	人民幣千元	人民幣千元	%
總資產	**30,744,056**	29,005,328	6.0
非流動資產	**23,604,392**	20,845,376	13.2
流動資產	**7,139,664**	8,159,952	-12.5
總負債	**14,167,851**	12,376,004	14.5
流動負債	**4,593,201**	4,226,798	8.7
流動資產淨額	**2,546,463**	3,933,154	-35.3

企業架構

以下的圖表顯示了本公司及其主要附屬公司簡化了的企業及股權架構：



公眾人士
中國海運（集團）總公司
40.13%
59.87%
本公司
40%
90%
99%
100%
100%
100%
中海（洋浦）冷藏儲運有限公司
10%
中海集裝箱運輸（洋浦）有限公司
上海浦海航運有限公司
中海集裝箱運輸（香港）有限公司
中海集裝箱運輸（亞洲）有限公司
五洲航運有限公司
1%
99%
90%
90%
40%
90%
90%
90%
90%
90%
中海集裝箱運輸天津有限公司
中海集裝箱運輸上海有限公司
中海集裝箱運輸海南有限公司
中海集裝箱運輸大連有限公司
中海集裝箱運輸青島有限公司
中海集裝箱運輸廈門有限公司
中海集裝箱運輸深圳有限公司
中海集裝箱運輸廣州有限公司
環州電腦有限公司

5

本公司的附屬公司，聯營公司及共同控制實體的詳情，已概列於賬目附註35。

二零零六年大事紀要



一月：

- 1月10日，中海集運與大連船舶重工舉行了四艘4,250TEU集裝箱船建造合同。
- 1月25日，4,250TEU集裝箱船「新威海」輪在大連新船重工船廠順利交接。
- 1月26日召開中海集裝箱運輸股份有限公司第一屆董事會第十五次會議。



二月：

- 2 [illegible] 13 [illegible] 15 [illegible]
- 2 [illegible] 28 [illegible] 4 [illegible] 4 [illegible] 2,500TEU [illegible]



新湛江
XIN ZHAN JIANG

三月：

- 3月8日，4,250TEU集裝箱船「新湛江」輪在滬東中華船廠順利交船，並於3月11日正式上線，投入中東航線AMA營運。
- 3月10日，中海集運新開闢遠東-中東-美西(AMA)航線，共投入9條4,250TEU型集裝箱船舶。
- 3月15日，中海集運新開闢大西洋二線(EAX)航線。
- 3月17日，中海集運新開闢南美二線(ACSA)航線。
- 3月28日，4,250TEU集裝箱船「新營口」輪在大連船舶重工順利交船。



四月：

- 4月6日，與上海港務集團簽署2006年度港航合作協議。
- 4月18日，公司召開第一屆董事會第十六次會議。
- 4月22日，與達飛以及Hatsu公司簽署開闢歐洲-美東、美灣和墨西哥的航線協議。
- 4月28日，4,250TEU集裝箱船「新丹東」輪在大連船舶重工命名交船。



五月：

- 5 [illegible] 25 [illegible] 26 [illegible]



六月：

- 6月4日，中海集運新開闢歐洲至美灣航線(EAG)。
- 6月22日在韓國三星重工為9,600TEU船「新洛杉磯」號舉行隆重的命名和交船儀式。
- 6月28日，召開第一屆董事會第十七次會議。



七月：

- 7月10日 [illegible]
- 7月24日 [illegible] Seaspan [illegible] 4 [illegible] 2,500TEU [illegible]
- 7月26日 [illegible]



八月：

- 8月12日，召開內貿精品航線專題會議。
- 8月28日，公司召開了2006年第二次臨時股東大會、第一屆董事會第十九次會議和第一屆監事會第六次會議。



贸精品航线

九月：

- 9月18日 [illegible]
- 9月19日 [illegible]
- 9月22日 [illegible] JICT [illegible]
- 9月28日至29日 [illegible]



十月：

- 10月1日，李紹德總裁慰問新青島、向興、向濱、向旺等集裝箱船船員
- 10月12日，與澳大利亞航運公司ANL舉行會談，就澳大利亞一線和二線的升級等有關合作舉行了會談。
- 10月12日，「新上海」輪首航上海洋山港。



LINE

十一月：

- [illegible]



十二月：

- 12月4日至8日，交通部SMS審核組對集運進行SMS年度審核和國內船舶初次審核，集運順利通過審核。
- 12月15日，公司召開第一屆董事會第二十二次會議。
- 12月30日，與中外運箱運公司舉行航線合作簽字儀式。



董事長報告



Li Shao Do
CSCL

繼二零零六年上半年行業低潮後，集裝箱運輸市場於下半年開始復蘇。本公司及其附屬公司(「本集團」)借市場回暖之機，通過自身結構性調整、精細化管理以及營銷策略的轉變，使本集團業績較上半年度大幅度增長，但與航運高峰的二零零四和二零零五年相比，業績仍有不如。

本人欣然宣布，截至二零零六年十二月三十一日止年度，本集團營業額為人民幣30,502,378,000元，較去年同期增長7.5%。但由於油價上漲、平均運價下滑等因素，使本集團權益持有人應佔利潤較去年同期下降了76.0%，為人民幣859,210,000元。

董事會建議派發末期股息每股人民幣0.04元。

經營回顧

自二零零五年底至二零零六年第一季度，由於市場對新增運力的擔憂，使競爭加劇、航線運價普遍下滑，尤以歐洲／地中海航線為最，加之燃油價格持續走高、支線及內陸成本上揚等因素，使本集團利潤受壓。

在此經營環境下，本集團調整了經營戰略，並實施了精細化管理，使本集團全年業績得以保持在較好水平。

二零零六年，本集團根據市場需求首先調整了部分航線上的運力比重，使本集團的航線效益得到優化，競爭力得到進一步提高。

其次，加大對外合作的廣度和深度。本集團於二零零六年先後與合作夥伴共同開闢了歐洲七線、遠東至南美西、歐洲至美東、歐洲至美

灣、以及非洲／西非等航線，不僅降低了營運成本，從一定程度上減輕了營銷壓力，而且進一步擴大了航線網絡的覆蓋範圍。

再次，實施航線精品化戰略。本集團自二零零六年八月初開闢了內貿精品航線，通過航線精品化運作，帶動航線經營和營銷工作的精細化，提升服務質量和水平，提高市場競爭力。效益顯著提高。

此外，本集團通過增加海外代理點、擴大海外銷售隊伍等方式，致力於改善回程貨不平衡的現狀。並通過與大宗貨主簽訂長期服務合同等方式，穩定了運量和收入。



未來展望

二零零七年，世界經濟和貿易仍有望保持增長態勢，但存在諸多不確定的因素，如燃油價格、鋼材價格走勢，美國經濟以及區域性貿易摩擦等。另外，全球新增運力的陸續投放市場，給各班輪公司的經營仍將帶來壓力。因此，雖然從二零零七年初的經營上看，好於去年同期水平，但本集團對二零零七年的集裝箱航運市場仍持謹慎態度。

本集團計劃於二零零七年繼續推進各項措施，相信這些策略上的調整將最大程度地反映在集團未來的業績上。

首先，繼續加強航線品牌上的建設，推廣內貿精品航線的成功經驗，使各航線的服務都能符合精品航線的要求(如航線准班率、物流配送等)，以期在市場中樹立本集團品牌航線的良好形象。

其次，繼續擴大合作範圍，提高資源整合的能力。此舉不僅可以降低經營成本、減輕攬貨壓力，還可以擴大服務範圍、增加航線密度，更好地貼近客戶需求。此類合作不僅局限於海運

同行，更擴大至鐵路運輸等相關業者，以期實現海運網絡與集裝箱鐵路運輸網絡的全面對接，使服務得到多方位、多渠道的擴展。值得一提的是，本集團與鐵路運輸間的合作以及長江水路的深度開發將在二零零七年得到全面深化。

第三，在保持中國航線的市場競爭力的同時，繼續有重點地發展海外區域航線的建設。由於世界經濟格局的變化以及區域市場亮點互現，本集團將適時加強新興區域市場的開拓，以抓住商機。

第四，繼續致力改善運輸不平衡的局面，加強回程貨的攬取以及擴大長期客戶的比例。本集團為此已特別成立全球營銷小組以推進此項工作。

第五，繼續加強船隊結構的調整。截至二零零六年十二月三十一日，本集團運力已達398,974 TEU，預計至二零零七年底，本集團運力將達到450,000 TEU。屆時，本集團超過4,000 TEU 的大型集裝箱船佔總運力的比例將達到80%左右。船隊的結構將得到進一步優化。

第六，深挖節約成本的潛力，如優化航線、減少掛港、延伸支線服務，密切關注燃油市場，及時鎖定油價、控制燃油成本等，這些措施始終是本集團精細化管理的核心所在。

此外，加強人才的培養、信息化的建設以及企業文化、服務理念的深化等方面，仍是本集團一如既往的工作重點。

二零零七年，恰逢本集團成立十周年。在這十年中我們曾取得了一個又一個的成就。面對未來，本人更加堅信，通過本集團全體同仁的努力以及所有股東們的支持，必將為中海集運開創一片嶄新的局面。

承董事會命

中海集裝箱運輸股份有限公司
董事長
李紹德

二零零七年四月十日


NELCON

整體經營表現回顧

截至二零零六年十二月三十一日止年度，本集團全年實現營業收入為人民幣30,502,378,000元，較去年增長7.5%；稅前利潤為人民幣1,142,561,000元，較去年減少73.5%；權益持有人應佔利潤為人民幣859,210,000元，較去年減少76.0%；全年完成重箱量5,657,955 TEU，較去年增長23.1%。截至二零零六年十二月三十一日止年度，本集團平均運費為每TEU人民幣5,295元，與二零零五年相比，減幅為12.5%。

截至二零零六年十二月三十一日，本集團總運力達398,974 TEU，與二零零五年相比，全年運力增長為14.7%。

財務回顧

營業額

本集團營業額由二零零五年的人民幣28,374,680,000元，增加人民幣2,127,698,000元，增幅為7.5%，至二零零六年的人民幣30,502,378,000元。營業額增加主要是由於：

- *重箱運輸完成量增加：*

  二零零六年全年完成重箱量5,657,955 TEU較二零零五年增加23.1%。主要是由於包括美洲、中東航線以及中國國內航線在內的幾條大的航線貨量增長較快，加之新船投入營運，提升了主幹航線運力、完善全球航線布局所致。

各航線完成重箱量的分析

主要市場	二零零六年 (TEU)	二零零五年 (TEU)	變化
北美洲	**1,356,657**	1,092,118	24.2%
南美洲	**75,908**	32,723	132.0%
歐洲／地中海	**1,351,670**	1,219,384	10.8%
澳洲	**181,526**	194,216	-6.5%
東亞及東南亞	**604,164**	572,215	5.6%
中國國內	**1,712,679**	1,402,272	22.1%
中東	**236,204**	9,905	2284.7%
其他	**139,147**	74,562	86.6%
合計	**5,657,955**	4,597,395	23.1%

- *運費：*



本集團二零零六年平均運費為每TEU人民幣5,295元，較二零零五年下降12.5%。其中外貿平均運費為每TEU人民幣6,980元，與二零零五年相比下降約13.8%，外貿平均運價下降主要是因為：二零零六年，歐洲／地中海等航線運價下跌幅度較大，拉低了全年平均運費所致。內貿平均運費同比上升人民幣30元，至人民幣1,413元。主要由於本集團開闢內貿精品航線，提高了內貿運價所致。

營運成本

二零零六年，營運成本總額達人民幣28,391,606,000元，與二零零五年相比增長21.7%。按每TEU計算，重箱的營運成本較二零零五年下降1.1%，至人民幣5,018元。營運成本增加是由於：

- 集裝箱及貨物成本由二零零五年的人民幣10,473,989,000元，增至人民幣12,789,231,000元，增幅為22.1%，主要是由於完成運載量增加所致。其中港口使費支出人民幣2,256,495,000元，增幅為21.5%，皆由航線延伸、航次密集、及船舶掛靠港口及過運河次數增加所致。重空箱裝卸費支出人民幣7,980,690,000元，增幅為22.7%，乃內、外貿完成運載量以及空箱調運量增加所致。

- 船舶及航程成本，二零零六年為人民幣10,280,565,000元，較二零零五年增加32.6%。雖然本集團在航運低谷期以低價訂造的大型集裝箱船舶陸續投入航線服務，從一定程度上降低了單箱船舶及航線成本，但由於二零零六年度燃油價格持續大幅度上升，紐約商品交易所WTI原油年平均收市價為66.2美元／桶，較二零零五年上升16.9%，加之新增船舶

投入營運，使本集團燃料支出高達人民幣6,311,076,000元，與二零零五年相比，增幅約44.0%。因此，本集團每TEU船舶及航線成本由二零零五年的人民幣1,686.4元增加人民幣130.6元，至二零零六年人民幣1,817.0元，增幅為7.7%。

- 支線及其他成本為人民幣5,321,810,000元，較二零零五年增加4.3%。增加的主要原因是支線運量增加以及員工福利支出的增加所致。

毛利

由於上述原因，本集團二零零六年獲得毛利人民幣2,110,772,000元，較二零零五年減少人民幣2,932,776,000元，減幅為58.1%。

所得稅

本公司為根據中國公司法在上海浦東新區註冊成立的股份有限公司，本公司所適用的企業所得稅稅率為15%。本公司在中國境內註冊成立的附屬公司截至二零零六年十二月三十一日止，按0%-33%的稅率交納企業所得稅。本公司已取得相關稅務機關的批准，對本公司海外附屬公司的利潤按16.5%的固定稅率繳納企業所得稅。

行政及管理費用

本集團截至二零零六年十二月三十一日止年度行政及管理費用開支為人民幣573,912,000元，較二零零五年上升4.1%。主要是由於員工成本增加所致。

權益持有人應佔利潤

由於上述原因，本集團二零零六年權益持有人應佔利潤為人民幣859,210,000元，較二零零五年的人民幣3,582,782,000元，減少人民幣2,723,572,000元，減幅為76.0%。

流動資產及資金來源

本集團流動資金主要來源為來自經營業務的現金淨流入量及銀行借貸。現金主要用途為營運成本支出、新建船舶、購置集裝箱、支付股息以及借貸資金及融資租賃的歸還本息。

於二零零六年十二月三十一日，本集團銀行借款合人民幣6,645,760,000元，到期還款期限分布在二零零七年至二零一九年之間，需分別於一年內還款為人民幣1,107,608,000元，於一至兩年內還款為人民幣707,608,000元，於兩年後至五年內還款為人民幣4,079,808,000元，於五年後還款為人民幣750,736,000元。本集團的長期銀行貸款主要用於購買新船及集裝箱。

於二零零六年十二月三十一日，本集團的長期銀行貸款以合計人民幣7,009,915,000元(二零零五年十二月三十一日為人民幣6,727,496,000元)之若干集裝箱船舶、在建船舶及集裝箱按揭作抵押，以及建造船舶合約，若干擁有貨船的附屬公司股份押記作為抵押。

於二零零六年十二月三十一日，本集團的定息借款為人民幣4,283,940,000元，以浮動利率美元借款為人民幣2,361,820,000元。本集團的借款以人民幣及美元結算，而現金及現金等價物主要以此兩種貨幣持有。

於二零零六年十二月三十一日，本集團應付融資租賃款項合計人民幣3,894,973,000元(二零零五年十二月三十一日為人民幣2,863,655,000元)，到期付款期限分布情況，一年內到期合人民幣695,724,000元，第二年到期合人民幣664,694,000元，第三至第五年到期合人民幣1,731,693,000元，五年後到期合人民幣802,862,000元。本集團應付融資租賃款項全部用於集裝箱租賃。

流動資產淨值

於二零零六年十二月三十一日，本集團流動資產淨額為人民幣2,546,463,000元。

流動資產主要包括：燃料存貨計人民幣635,735,000元；應收貿易賬款及票據計人民幣3,490,403,000元；預付賬款及其他應收款計人民幣97,984,000元；以及現金、銀行存款人民幣2,915,542,000元。

流動負債主要包括：應付貿易賬款及票據計人民幣2,205,055,000元；應計費用及其他應付款計人民幣515,189,000元；應交所得税項計人民幣69,625,000元；一年內到期的長期借款計人民幣707,608,000元；一年內應付融資租賃款項計人民幣695,724,000元；短期借款計人民幣400,000,000元。

現金流量

截至二零零六年十二月三十一日止年度，本集團來自經營活動的現金淨額為人民幣2,765,663,000元，主要以人民幣、美元及港幣定值，較二零零五年度減少人民幣2,375,485,000元。二零零六年度期末現金結餘同比減少人民幣507,831,000元，主要反映了本集團本年度用於對船舶、集裝箱建造等投資活動、支付股息、歸還銀行貸款本息及償還融資租賃等融資活動的現金淨額超過來自經營活動的現金淨額。經營產生的現金淨額如毋須撥付營運資金所需時主要持有作短期及活期銀行存款。

下表提供有關本集團於所示期間的現金流量資料：

	截至十二月三十一日止年度	
	二零零六年	二零零五年
	人民幣	人民幣
來自經營活動的現金淨額	**2,765,663,000**	5,141,148,000
用於投資活動的現金淨額	**(3,686,690,000)**	(4,997,605,000)
來自／(用於)融資活動的現金淨額	**413,196,000**	(2,583,661,000)
現金及現金等價物減少淨額	**(507,831,000)**	(2,440,118,000)

來自經營活動的現金淨額

截至二零零六年十二月三十一日止年度，來自經營活動的現金淨額為人民幣2,765,663,000元，較二零零五年的人民幣5,141,148,000元減少人民幣2,375,485,000元。本集團來自經營活動的現金淨額的變動，是由於營運成本上升同時毛利下降所致。二零零六年經營產生的現金淨額為人民幣2,975,706,000元，較二零零五年的人民幣5,304,218,000元減少43.9%。但在規定期限內支付所得稅額同比增加人民幣46,973,000元，增幅達28.8%。

用於投資活動的現金淨額

截至二零零六年十二月三十一日止年度，用於投資活動的現金淨額為人民幣3,686,690,000元，較二零零五年的人民幣4,997,605,000元減少人民幣1,310,915,000元，主要由於本集團為船舶和其他在建工程的資本開支減至人民幣3,671,894,000元(二零零五年為人民幣5,088,539,000元)所致。

來自融資活動的現金淨額

截至二零零六年十二月三十一日止年度，來自融資活動的現金淨額為人民幣413,196,000元，較二零零五年用於融資活動的現金淨額人民幣2,583,661,000元淨增加人民幣2,996,857,000元。

應收貿易帳款的平均周轉期

由於管理層致力加強客戶清償款項的信貸控制，應收貿易賬款的平均周轉期日數與上一年度基本持平。

淨負債率

於二零零六年十二月三十一日，本集團的淨負債率（淨債務與股東權益之比率）為46.0%，高於二零零五年十二月三十一日之30.4%。淨負債率的上升主要原因為本集團本年度對船舶及集裝箱建造等資本支出及支付股利超過了來自經營活動的現金淨流入。

外匯風險及有關對沖

本集團大部分收入以美元結算或以美元計價。然而，大部分經營支出亦是以美元結算或計價。因此，人民幣持續升值對經營淨收入帶來的負面影響，能在一定程度上得以相互自然沖消。

隨著人民幣升值，以美元及港幣為面值的現金及現金等價物等貨幣性淨資產持續貶值，年內本集團致力改善此等資產之貨幣結構，因此本集團得以控制年度匯兑損失為人民幣19,034,000元，貨幣匯兑差額影響股東權益約為人民幣194,233,000元。本集團一直以來密切關注人民幣匯率的波動，對經營淨現金流入的外幣收入及時結匯，降低匯率變動帶來的損失。未來本集團將繼續執行及時結匯的政策，減少以外幣計價的貨幣性淨資產，並在需要之時，以適當的方法，包括遠期合約等對沖工具按本集團業務的實際需要，減低本集團的外匯風險。然而，截至二零零六年十二月三十一日，本集團並未進行任何外匯遠期合約或其他對沖工具的交易。

資本開支

截至二零零六年十二月三十一日止年度，除資本化利息外，用於添置集裝箱船舶、在建中船舶開支為人民幣2,114,654,000元，用於改良經營租賃的船舶開支為人民幣3,855,000元，用於信息系統開發開支為人民幣31,697,000元，用於購買集裝箱開支為人民幣1,504,630,000元，用於購置汽車開支為人民幣2,513,000元以及用於購買辦公室設施人民幣14,545,000元。

資本承擔

於二零零六年十二月三十一日，本集團就已訂約但未撥備之在建船舶的資本承擔為人民幣4,100,999,000元。預計部分可由經營業務產生的現金支付，其他主要從銀行貸款支付。


PPING
CHINA

或然負債

於二零零六年十二月三十一日，本集團並無重大的或然負債。

僱員、培訓及福利

於二零零六年十二月三十一日，本集團共有僱員3,526人，較二零零五年十二月三十一日增加79人，總開支約為人民幣739,498,000元(其中包含為賦予本公司董事及員工的H股股票增值權(「增值權」)而於本年度預提的人民幣1,432,000元費用)。另外，本集團與多間中國海運(集團)總公司的附屬公司訂有合約，它們向本集團提供合共約3,370名船員，主要服務於自有及光租船舶上。

本集團的員工酬金包括基本薪酬、其他津貼及表現花紅。本集團為其員工採納一項表現掛鈎花紅計劃。該計劃專為將本集團員工的財務利益與若干業務表現指標掛鈎。該等指標可能包括但不限於本集團的目標利潤。

本集團員工的表現掛鈎花紅計劃細則各不相同。本集團現分別對其各附屬公司設定須達到的若干表現指標，並按當地情況制定本身的詳細表現酬金政策。

本集團設有一項以現金償付、以股票為基礎的補償計劃，名為「H股股票增值權計劃」(「增值權計劃」)。獲授予增值權的僱員向本公司提供的服務的公平值確認為本公司的費用。僱員有可能於未來享有一份以現金支付的補償，該補償以行權時本公司之股票價格與授予時的價格的增長為基礎來計算。

董事、監事及高級管理層簡介

執行董事

李紹德先生，56歲

現任本公司董事長兼執行董事，負責本集團營運的整體管理及制訂本集團的業務策略。也是現任的中國海運（集團）總公司總裁、黨組書記，中海發展股份有限公司董事長。李先生於一九六八年加入上海海運局，開始其航運事業，一九六八年至一九九三年期間，歷任上海海運局油輪船隊黨委副書記、勞資處副處長、處長、副局長；一九九三年至一九九五年，出任上海海運（集團）公司副總經理；一九九五年至一九九七年，出任上海海運（集團）公司總經理；於一九九七年至二零零三年出任中國海運（集團）總公司副總裁，於二零零三年至二零零六年六月，出任中國海運（集團）總公司黨組書記、副總裁；自二零零六年六月起，出任中國海運（集團）總公司總裁、黨組書記。在航運業累積了超過三十五年的經驗。李先生於一九八三年畢業於上海海運學院水運管理專業，一九九七年畢業於上海海運學院水運管理系，獲得工學碩士學位；二零零一年獲選為中國船東學會副會長。李先生於一九九七年十月加入本公司。

賈鴻祥先生，60歲

現任本公司副董事長兼執行董事。賈先生於一九七零年加入上海海運局，於一九七零年至一九九一年期間，歷任上海海運局船長、第二貨運分公司總經理及書記，於一九九一年至一九九三年期間出任上海海運局副局長，於一九九三年至一九九五年期間出任上海海運（集團）公司副總經理，於一九九五年至一九九七年期間出任上海海運（集團）公司總船長，於一九九七年至二零零三年期間出任本公司主持工作副總經理，於二零零三年至二零零六年出任本公司董事總經理，二零零六年三月三十一日起出任本公司副董事長。賈先生在航運界累積了三十多年有關航海及船舶管理的經驗，也於企業經營管理上積累了豐富經驗，曾獲選為全國勞動模範及獲得五一勞動奬章。賈先生一九六九年畢業於大連海運學院船舶無線電通信專業，於一九九七年十月加入本公司，被國有資產監督管理委員會授予「2003-2004年度中央企業優秀共產黨員」稱號。

黃小文先生，44歲

現任本公司董事總經理兼執行董事，負責本公司全面行政工作。黃先生於一九八一年開始其航運事業，一九八一年至一九九七年，出任廣州遠洋公司集運部科長、中國遠洋（集團）總公司中集總部箱運部副總經理、總經理；一九九七年至二零零六年出任本公司常務副總經理並於二零零五年起兼任本公司執行董事；自二零零六年一月至今出任本公司董事總經理兼執行董事。二零零零年，黃先生的「散貨集裝箱」新發明獲得中國國家知識產權局的實用新型專利證書，其產品被評為香港二零零二年新產品，並獲得香港新技術國際博覽會金奬；二零零二年，黃先生又發明了「多用汽車集裝箱」並獲得中國國家知識產權局的實用新型專利證書，擁有豐富的集裝箱班輪運輸專業知識和管理經驗，被上海市人民政府授予「2001-2003年度上海市勞動模範」，並被上海市委授予「2002-2003年度上海市優秀共產黨員」。黃先生於一九八一年畢業於青島遠洋船員學院，主修船舶駕駛專業，於一九九七年十月加入本公司。

趙宏舟先生，38歲

現任本公司副總經理兼執行董事。趙先生協助本公司總經理，負責本公司的生產、經營及行政工作。趙先生於一九九三年開始其航運事業，於一九九四年出任中遠集團集裝箱總部科長，於一九九七年至二零零二年，歷任中海集團總裁事務部副部長、部長，在管理方面累積了豐富經驗。趙先生於一九九三年畢業於上海海運學院運輸管理工程專業，獲工程碩士學位，於二零零二年十一月加入本公司。

非執行董事

張國發先生，50歲

現任本公司副董事長兼非執行董事，也是現任的中國海運(集團)總公司副總裁、黨組成員，中海發展股份有限公司董事。張先生於一九八零年開始其航運事業，一九九一年至二零零零年，歷任國家交通部水運管理司副主任科員、主任科員、副處長、處長；二零零零年七月至二零零一年十一月，出任交通部水運司司長助理；於二零零一年十一月至二零零四年十一月，出任交通部水運司副司長；二零零四年十一月至今，出任中國海運(集團)總公司副總裁及自二零零五年十二月起兼任黨組成員，擁有豐富的管理經驗。張先生於一九八八年自武漢大學本科畢業，於一九九一年取得武漢大學碩士學位，於一九九七年取得武漢大學經濟學系博士學位。張先生於二零零五年二月加入本公司。

張建華先生，56歲

現任本公司非執行董事，也是現任的中國海運(集團)總公司副總裁、黨組成員。張先生於一九七三年開始其航運事業，於一九七五年至一九八三年期間，歷任天津遠洋公司船舶副政委、政委；一九八五年至一九九二年，出任天津遠洋運輸公司黨委副書記；一九九二年至一九九三年，出任中國海員對外技術服務公司總經理；一九九二年至一九九七年，出任中國海員對外技術服務公司總經理及一九九三年至一九九七年兼任黨委書記；一九九七年至今，出任中國海運(集團)總公司副總裁、黨組成員，在船舶運輸及船員管理工作方面累積了三十多年經驗，同時也具有豐富的企業管理經驗。張先生於一九八五年畢業於大連海運學院政工幹部專業，於一九九七年十月加入本公司。

王大雄先生，46歲

現任本公司非執行董事，也是現任的中國海運(集團)總公司副總裁、黨組成員，中海發展股份有限公司董事，中海(海南)海盛船務股份有限公司董事長，中海集團投資有限公司董事長和招商銀行董事。於一九八三年開始其航運事業，於一九八三年至一九九五年，歷任廣州海運局財務處副科長、科長、處長；一九九六年一月至四月，出任廣州海運(集團)公司財務部部長，一九九六年四月至一九九八年一月，出

任廣州海運(集團)公司總會計師兼財務部部長;一九九八年至二零零一年,出任中國海運(集團)總公司總會計師、黨委委員;二零零一年至今,出任中國海運(集團)總公司副總裁、黨組成員,具有豐富的財務管理經驗。王先生曾擔任上海交通會計學會會長,以及交通部高級會計師評審委員會委員。王先生於一九八三年畢業於上海海運學院水運管理系水運財會專業,於二零零四年二月加入本公司。

徐輝先生,44歲

現任本公司非執行董事。也是現任的上海海運(集團)公司總經理兼黨委書記。徐先生於一九八二年開始其航運事業,於一九九零年十二月至一九九六年一月,出任上海海運局油輪公司船舶輪機長;於一九九六年一月至一九九六年十二月,出任上海海運局油輪公司總經理助理兼指導輪機長;於一九九六年十二月至一九九七年十月,出任上海海興輪船股份有限公司技術部副主任;於一九九七年十月至一九九八年一月,出任上海海運(集團)公司技術部主任;於一九九八年一月至二零零二年六月,出任上海海運(集團)公司及中海發展股份有限公司油輪公司副總經理;於二零零二年六月至二零零五年三月,出任上海海運(集團)公司副總經理。徐先生於一九八二年畢業於集美航海專科學校,主修船舶輪機管理,於二零零五年十月加入本公司。

姚作芝先生,60歲

現任本公司非執行董事。姚先生於一九六五年加入廣州海運局,於一九六五年至一九九三年期間曾歷任組織處科長、處長、組織部長及副局長;於一九九三年至一九九七年,出任廣州海運(集團)公司副總經理;於一九九七年至二零零五年,出任中海發展股份有限公司貨輪公司黨委書記;於一九九七年至今出任廣州海運(集團)公司黨委書記,於二零零二年至今出任廣州海運(集團)公司總經理,在航運業累積了超過三十五年的經驗。姚先生於一九八五年畢業於華南師範大學政治專業,於二零零三年十月加入本公司。

獨立非執行董事

胡漢湘先生,66歲

現任本公司獨立非執行董事。胡先生於一九六六年畢業於大連海運學院航海駕駛專業,一九六八年至一九七二年,歷任天津港務局技術員、天津燃料供應公司船舶駕駛員;一九八二年至一九八五年,歷任國家交通部水運局調度員、海洋運輸管理局調度室主任;一九八五年至一九九四年,歷任國家交通部海洋運輸管理局副局長、運輸管理司副司長兼中國水運中心主任、水運司副司長兼全國水運總調度室主任;一九九四年至二零零零年,任國家交通部水運司司長;二零零零年至今任海峽兩岸航運交流協會理事長,在航運業累積了三十多年的經驗。二零零零年起任國家交通部第一屆、第二屆專家委員會委員,二零零一年被列入中國專家名人大辭典經濟專家。一九九五年開始先後兼任中國口岸協會副會長、海峽兩岸關係協會理事、海峽兩岸經貿協調會委員、中國船舶

代理協會名譽副會長等職務。胡先生於二零零四年三月獲委任為本公司獨立非執行董事。

顧念祖先生，77歲

現任本公司獨立非執行董事，曾任上海市人大常委會副主任。於一九四九年上海東吳大學法學院肄業，一九四九年至一九五五年，歷任上海市人民法院擔任書記員、總務科代科長、秘書科科長；於一九五五年至一九五八年，歷任上海市高級人民法院研究員、研究室副主任；一九六零年至一九六七年，擔任上海市高級人民法院審判員；一九六七年至一九六八年，在上海市革命委員會政法指揮部工作；於一九六八年，在上海市公檢法軍事管制委員會審理組工作；一九七一年至一九七四年，在上海市公安局審批辦公室工作；一九七四年至一九七九年，在上海市石油化工總廠公安處工作；其後於一九七九年至一九八三年，回上海市高級人民法院工作，任政治處副主任及主任；一九八三年至一九八五年，任上海中級人民法院的院長；一九八五年至一九九三年，歷任上海市高級人民法院的副院長、院長。一九九三年至一九九六年，任上海市人民大會常務委員會副主任，一九九六年退休。顧先生於二零零四年三月獲委任為本公司獨立非執行董事。

汪宗熙先生，73歲

現任本公司獨立非執行董事，曾任上海市八屆政協常委。汪先生於一九六四年通過成人高等教育畢業於同濟大學建築機電設備系，一九九三年起成為中國註冊會計師，上海註冊會計師協會會員(中國註冊會計師協會為中國的認可法團，其屬下的會計師在中國獲認可為職業會計師)。汪先生於一九五一年參加工作，長期服務於上海市財政、税務部門，從事綜合經濟管理工作；其後於一九八三年，加入上海市審計局的籌建，一九八四年上海市審計局成立時擔任副局長；一九八六年至一九八八年，擔任上海市政府財貿辦公室副主任；一九八八年，重返上海市審計局擔任局長，直至一九九三年擔任上海市政協八屆常務委員。其間曾擔任上海愛建信托投資有限公司顧問。汪先生於二零零四年三月獲委任為本公司的獨立非執行董事。

林兆偉先生，77歲

現任本公司獨立非執行董事。林先生於一九四九年畢業於中國武漢國立海事學校(現易名為Transportation University)，主修航海學。林先生於一九五零年至一九六六年，擔任多艘船舶的船長或主管；於一九五零年至一九六八年約十八年時間，林先生亦擔任名為澳門漢榮公司的董事。他於一九六四年至一九六五年擔任一

間經營持有船舶業務的公司香港大洋船務公司的船務經理。一九六四年至一九七零年，林先生亦為一間名為香港聯邦旅行社的旅游服務公司的董事。此外，一九六六年至一九七八年，林先生亦分別擔任香港海運有限公司及香港亞洲運輸有限公司兩間航運公司的副總經理／業務經理及業務董事。一九七四年至一九七八年，林先生亦擔任裝卸公司及駁船經營商東緯裝卸公司的主管。林先生於一九七八年至一九八九年期間擔任航運代理英之杰天祥船務公司的副總經理／董事。一九八九年至一九九六年，林先生擔任貨運代理香港景華船務公司的董事長。一九九二年至一九九六年，林先生擔任持有巴拿馬船舶的公司Windermere Holding S.A的董事長。林先生現時為香港景華通訊網絡、瀋陽神奇飛輪有限公司及Lam Shine Co.,Ltd的董事長。他亦為Swico S.A.,Magic Wheel Ltd、Kentrade Enterprise Ltd、Asia intermodal & Logistics Ltd、Crownwell Investments Ltd、Kenwa Logistics Investment Company Ltd、Kenair Express Ltd及Land Express Ltd的董事長。林先生於二零零四年三月獲委任為本公司的獨立非執行董事。

監事

陳德誠先生，56歲

現任本公司監事會主席，也是現任的中國海運(集團)總公司黨組成員、工會主席。陳先生於一九六八年十月開始其航運事業，於一九八四年至一九九二年，歷任上海海運局黨委辦公室副主任、主任；於一九九二年至一九九五年，出任上海海運(集團)公司實業總公司常務副總經理兼黨總支書記；於一九九五年至一九九八年，出任上海海運(集團)公司工會主席、黨委委員；於一九九八年三月至二零零零年八月，出任中國海運(集團)總公司工會主席、黨委委員；於二零零零年八月至二零零一年二月，出任中國海運(集團)總公司工會主席；於二零零一年二月至今，出任中國海運(集團)總公司黨組成員、工會主席。陳先生於一九八二年九月至一九八四年八月期間在華東師範大學中文系幹部專修班秘書專業學習，於一九九七年九月至二零零零年七月期間在華東理工大學行政管理專業在職學習，於二零零六年八月加入本公司。

黃新明先生，52歲

現任本公司黨委書記、監事，高級工程師。於一九七一年開始其航運事業，於一九八五年七月至一九九三年十月，出任上海海運局副處長及處長；於一九九三年十月至一九九五年十二月，出任上海海運(集團)公司組織部部長及人事部主任；於一九九五年十二月至一九九八年十二月，出任上海海運(集團)公司副總經理、中海船務代理有限公司總經理及黨委書記；於一九九八年十二月至二零零零年一月，出任中海船務代理有限公司總經理；於二零零零年一月至二零零四年八月，出任中國海運(集團)總公司總裁助理、中海集團物流有限公司總經理

及黨委副書記，在管理方面累積了豐富的經驗。黃先生於一九九七年一月畢業於華東師範大學世界經濟專業(在職研究生班)，於一九九九年十月畢業於亞洲國際公開大學，獲工商管理碩士學位。黃先生於二零零四年十二月加入本公司。

屠士明先生，43歲

現任本公司監事，也是現任的中國海運(集團)總公司監審部副部長。屠先生於一九八三年畢業於上海財經大學會計專業，於一九八三年開始其航運業的工作，一九九六年十一月至一九九七年十二月，出任中海發展財務科科長；一九九七年十二月至二零零五年三月，歷任中海監審部審計處科長、副處長、處長。於二零零五年十月加入本公司。

王修平先生，42歲

現任本公司企劃部總經理及本公司監事。王先生於一九八二年加入原上海海運局，於一九九零年至一九九八年，曾歷任遠洋船舶三副、二副和大副；於二零零零年至二零零三年，曾歷任本公司預配中心副科長、科長、副經理、副經理(主持工作)，在航運業累積了二十多年的經驗。王先生於一九九零年畢業於上海海運職工大學航海駕駛專業。王先生於一九九九年一月加入本公司，他在管理方面累積了豐富的經驗。於二零零二年，獲中國海員工會全國委員會頒發金錨獎。

華民先生，56歲

現任本公司監事。華先生於一九八二年獲得復旦大學經濟學學士學位，於一九九三年獲得復旦大學世界經濟博士學位。曾在中國人民解放軍和上海縫紉機廠工作；於一九八二年至一九九零年，任華東師範大學講師；於一九九零年至一九九三年在復旦大學修讀博士；於一九九三年至二零零零年，曾歷任復旦大學世界經濟系副教授、教授，其後升任系主任；於二零零零年，加入復旦大學世界經濟研究所，擔任所長。華先生於二零零四年三月獲任本公司監事。

潘英麗女士，51歲

現任本公司監事，並為上海交通大學經濟學院教授，主要從事金融學和宏觀經濟學的教學和研究工作。潘女士於一九八四年開始在華東師範大學經濟系任教，於一九九一年晉升為副教授，於一九九二年獲得經濟學博士學位，並於一九九四年成為金融系全職教授。潘女士於二零零五年十一月調到上海交通大學工作。潘女士於二零零四年三月獲委任為本公司監事。

公司秘書

葉宇芒先生，40歲

現任本公司董事會秘書室總經理及本公司董事會秘書，高級經濟師。於一九八九年至一九九六年，在上海海運(集團)公司從事船舶技術及

行政管理工作；於一九九五年五月至八月，出任中海發展股份有限公司的助理公司秘書；於一九九五年八月至二零零零年四月，出任中海發展股份有限公司的聯席公司秘書；於二零零一年四月至二零零三年三月，出任中海發展股份有限公司的公司秘書。葉先生於一九八九年畢業於上海海運學院，獲機械工程碩士學位，於二零零七年三月獲上海財經大學高級工商管理碩士學位。於二零零二年十一月加入本公司。

高級管理人員

李學強先生，46歲

現任本公司副總經理。李先生協助本公司總經理，並負責本公司的安全及技術工作。他於一九八三年加入上海海運局。在一九八三年至一九九七年期間曾歷任上海海運局輪機長、上海海運客運公司總經理助理、上海海運技術部副部長，以及上海海興集裝箱分公司副總經理。李先生長期從事於航海及船舶技術管理工作。他於企業管理及運輸安全管理方面也積累了廣泛經驗。李先生於一九八三年畢業於大連海運學院輪機管理專業，取得了工學學士學位，於二零零五年研究生畢業於上海海事大學國際法學專業，取得了法學碩士學位。李先生於一九九七年十月加入本公司。

季濤先生，56歲

現任本公司副總經理。季先生協助本公司總經理，負責船舶現場安全管理及人事管理工作。季先生於一九七一年加入上海海運局，於一九七一年至一九九八年，曾歷任上海海運(集團)公司油輪公司船舶政委、科長，上海海興輪船股份有限公司貨運分公司副總經理。於一九九八年至一九九九年出任中海發展股份有限公司貨輪公司上海分公司副總經理。季先生長期從事人事管理和船舶安全管理工作，具有豐富的經驗。季先生於一九八五年畢業於大連海運學院社科系，於一九九九年三月加入本公司。

徐偉勇先生，45歲

現任本公司副總經理。徐先生協助本公司總經理，負責本公司的生產和經營工作。於一九八三年開始其航運事業，於一九八三年至一九九七年，曾歷任上海遠洋運輸公司的船舶輪機員、航運處業務員及上海奧吉國際貨運有限公司總經理；於一九九七年至二零零三年，出任鵬達船務有限公司上海辦事處經理；於二零零三年至二零零六年，出任本公司的附屬公司中海集裝箱運輸上海有限公司總經理，在經營、管理方面累積了豐富經驗。徐先生於一九八三年畢業於上海海運學院輪機管理專業，二零零六年一月加入本公司。

趙小明先生，51歲

現任本公司財務總監。趙先生協助本公司總經理，負責本公司的財務管理和監督工作。趙先生於一九八三年開始其航運事業，於一九八三年至一九九三年，在上海海運局財務處工作；於一九九三年至一九九六年，出任上海海運局財務處副處長；於一九九七年一月至一九九八年一月，出任上海海興輪船股份有限公司財務處主任；於一九九八年一月至一九九九年七月，出任中國海運(集團)總公司計財部副部長；於一九九九年七月至二零零三年一月，歷任中海集裝箱運輸有限公司財務副總監、財務總監；於二零零三年至二零零六年，出任本公

司的附屬公司中海集裝箱運輸(香港)有限公司財務總監和中海集運(香港)代理公司財務總監，以及中海(香港)控股有限公司總會計師、財務部總經理兼中國海運(集團)總公司結算中心香港分部主任，在財務管理和監督方面累積了豐富經驗。趙先生於一九八三年畢業於上海海運學院財會專業，一九九六年六月畢業於上海財經大學貨幣銀行專業，碩士，高級會計師職稱，於一九九九年七月加入本公司。

董事會謹提呈其截至二零零六年十二月三十一日止年度報告及經審核之帳目。

業務及經營之地區分部

本集團各項業務包括擁有、租賃及營運集裝箱船舶，以提供國際、國內集裝箱運輸服務。附屬公司業務載於財務報表附註三十五。

本集團本年度之經營業績按業務及地區分部分析之情況載於 財務報表附註五。

業績

本集團本年度之經營業績載於第58頁的帳目附註綜合損益表。

股息

董事會已建議於二零零七年七月六日或於此日期之前派發末期股息每股人民幣0.04元，總計人民幣241,200,000元。

儲備

本集團及本公司本年度儲備變動情況載於第63頁綜合權益變動表及帳目附註二十五。

固定資產

固定資產變動詳情載於帳目附註十六。

股本

本公司股本變動之詳情載於賬目附註二十四。

可供分配儲備

根據中國公司法，公司只可從可供分派年度盈利中分派股息(即本公司的稅後利潤扣除(i)以往年度的累計虧損；及(ii)撥入法定盈餘公積金及法定公益金，以及(如有)任意盈餘公積金(按該等先後次序撥入各項基金)後的餘額)。

根據公司章程，就厘定可供分派利潤而言，本公司的稅後利潤為其根據(i)中國會計準則及規則；及(ii)香港財務報告準則計算所得的稅後利潤兩者中較低者。

於二零零六年十二月三十一日，按上述基礎計算，本公司可供分配儲備金額約為人民幣266,006,000元。

優先認購權

根據本公司的公司章程及中國的法律，本公司並無有關優先認購權規定，致使本公司需按持股比例向現有股東呈請發售新股之建議。

財務摘要

本集團業績及資產負債摘要載於第146頁。

購買、出售和贖回證券

本公司本年度並無贖回任何股份，本公司及其任何附屬公司本年度並無購買或出售任何公司股份。

H股股票增值權計劃

根據在二零零五年十月十二日公司第二次臨時股東大會通過的《關於採納並通過〈H股股票增值權計劃〉及其實施辦法的議案》，公司實施增值權計劃作為適當的激勵機制。

參與人的範圍為：公司董事會成員（不包括獨立非執行董事）、公司監事會成員（不包括獨立監事），公司管理層，公司經營部門正職和管理部門正職，下屬控股子公司負責人。

增值權計劃有效期為十年，共計擬派發佔目前公司總股本2%，即12,060萬份的股票增值權，共分三次分別授予，首次授予和二次年度授予，首次授予的日期為2005年10月12日，共授予3,015萬份增值權，佔目前公司總股本的0.5%；二次年度授予的日期分別為2007年7月1日和2009年7月1日。

規定行權鎖定期為自授予之日起算的二周年，在第三、四、五年內可分別對不超過該次被授予的增值權總量的30%、60%、100%進行行權，在增值權計劃有效期（10年）滿前行權有效，有效期滿後尚未行權的增值權自動失效。

董事與監事

截至本報告日期，本年度在職董事與監事如下：

執行董事：

李紹德
賈鴻祥
黃小文
趙宏舟

非執行董事：

張國發
張建華
王大雄
徐輝
姚作芝

獨立非執行董事：

顧念祖
胡漢湘
汪宗熙
林兆偉

監事：

陳德誠
黃新明
屠士明
王修平
華民
潘英麗

根據本公司章程，本公司董事與監事的任期為三年。

董事於監事之服務合約

本公司各董事和監事已分別與本公司訂立服務合約，為期三年。除了：

(1) 董事張國發先生、黃小文先生及趙宏舟先生和監事黃新明先生的服務期從二零零五年二月十八日的臨時股東大會結束後至公司二零零七年六月二十六日的股東周年大會結束時止；

(2) 董事徐輝先生和監事屠士明先生的服務期從二零零五年十月十二日的臨時股東大會結束後至公司二零零七年六月二十六日的股東周年大會結束時止；及

(3) 董事姚作芝先生及監事陳德誠先生服務期從二零零六年八月二十八日的臨時股東大會結束後至公司二零零七年六月二十六日的股東周年大會結束時止。

本公司並沒有與任何董事或監事訂立不能由本公司於一年內免付賠償(法定賠償除外)而終止之服務合約。

董事與監事的合同權益

沒有任何董事或本公司監事現在或過去對其直接或間接擁有重大權益的重要合約(定義見香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十六)，於本年度結束時或於本年度的任何時間內存在。

沒有與本公司業務有關的任何重要和約，一方為本公司、其附屬公司、其控股公司或其控股公司的附屬公司，並且董事或本公司監事現在或過去對其直接或間接擁有重大權益，於本年度結束時或於本年度的任何時間存在。

沒有與公司訂立的或擬訂立的任何董事或本公司監事現在或過去以任何方式對其直接或間接擁有重大權益的合約，於本年度結束時或於本年度的任何時間內存在。

董事、監事及高級管理人員簡介

各董事、監事及高級管理人員之簡介載於本年報第21頁至第28頁。

於二零零六年十二月三十一日，李紹德、張建華、王大雄及張國發各自分別為中國海運(集團)總公司之總裁、副總裁、副總裁及副總裁。於二零零六年十二月三十一日，中海於本公司股份及相關股份中，擁有根據《證券及期貨條例》第XV部第2條及第3分部條文須向本公司披露之權益或淡倉。

董事、最高行政人員與監事認購股份或債券的權利

沒有任何安排，現在或過去一方為本公司、其附屬公司、其控股公司或其控股公司的附屬公司使董事、最高行政人員或本公司監事通過購買本公司或其他法人團體的股份或債券獲益，於本年度結束時或於本年度的任何時間內存在。

董事、監事及執行總裁的股份權益

九名董事及三名監事根據本公司增值權計劃獲授增值權。增值權計劃詳情載於本公司致股東日期為二零零五年八月二十六日之通函。

截止二零零六年十二月三十一日，該等董事及監事於本公司相關H股之權益如下：

姓名	所涉及相關H股數目	持有相關H股之身分	佔H股百分比數字
董事：			
李紹德	680,000	實益擁有人	0.03% (好倉)
賈鴻祥	880,000	實益擁有人	0.04% (好倉)
黃小文	820,000	實益擁有人	0.03% (好倉)
趙宏舟	720,000	實益擁有人	0.03% (好倉)
張國發	300,000	實益擁有人	0.01% (好倉)
張建華	300,000	實益擁有人	0.01% (好倉)
王大雄	300,000	實益擁有人	0.01% (好倉)
徐輝	200,000	實益擁有人	0.01% (好倉)
姚作芝	200,000	實益擁有人	0.01% (好倉)
監事：			
黃新明	720,000	實益擁有人	0.03% (好倉)
王修平	450,000	實益擁有人	0.02% (好倉)
屠士明	60,000	實益擁有人	0.002% (好倉)

除上文披露者外，截至二零零六年十二月三十一日，董事、監事或其聯繫人士概無與本公司或其關聯法團(定義見《證券及期貨條例》第XV部)任何股份中擁有根據《證券及期貨條例》第XV部第7及8分部須知會本公司和聯交所的權益(包括根據《證券及期貨條例》有關規定任何董事或監事被當作或視為擁有的權益和淡倉)，或根據《證券及期貨條例》第352條登記在本公司所存置登記冊的權益，或根據上市公司董事進行證券交易的《上市公司董事進行證券交易的標準守則》(「標準守則」)須知會本公司和聯交所的權益。

主要股東權益

截至二零零六年十二月三十一日，就本公司董事所知，下列人士(董事或監事除外)於本公司股份中擁有根據《證券及期貨條例》第XV部第2及3分部的規定須向本公司披露的權益或淡倉，或根據《證券及期貨條例》第336條登記在本公司所存置登記冊的權益或淡倉：

股東名稱	股份類別	所持股份／相關股份數目	身份	佔有關股本類別百分比	佔股本總數百分比
中國海運(集團)總公司	內資股	3,610,000,000 (好倉)	實益擁有人	100%	59.87%
李嘉誠	H股	365,637,000 (好倉)	受控公司權益及全權信托創辦人	15.11%	6.06%
Li Ka-Shing Unity Trustee Company Limited	H股	362,637,000 (好倉)	受托人	14.98%	6.01%
Li Ka-Shing Unity Trustcorp Limited	H股	365,637,000 (好倉)	受托人及信托受益人	15.11%	6.06%
Li Ka-Shing Unity Trustee Corporation Limited	H股	365,637,000 (好倉)	受托人及信托受益人	15.11%	6.06%
Cheung Kong (Holdings) Limited	H股	362,637,000 (好倉)	受控公司權益	14.98%	6.01%
Hutchison Whampoa Limited	H股	241,758,000 (好倉)	受控公司權益	9.99%	4.01%
Hutchison International Limited	H股	241,758,000 (好倉)	實益擁有人	9.99%	4.01%

除上文所披露者外，截至二零零六年十二月三十一日，就本公司董事所知，概無其它人士(董事或監事除外)於本公司股份中擁有根據《證券及期貨條例》第XV部第2及3分部的規定須向本公司及聯交所披露的權益或淡倉，或根據《證券及期貨條例》第336條須登記在本公司所存置登記冊的權益或淡倉。

公眾持股量

就可提供本公司之公開資料及董事所知，於本報告發行前的最後可行日期，本公司已發行股份有足夠並超過《上市規則》規定25%之公眾持股量。

管理合同

本年度內，本公司並無就整體業務或任何重要業務之管理或行政工作簽訂或存有任何合同。

主要客戶和供貨商

本集團本年度向五大客戶作出之銷售及向五大供貨商作出之採購佔本集團之營業額及採購額的比率均少於30%。

截至二零零六年十二月三十一日止年度，本公司之董事、監事、其聯繫人士及任何股東(據董事會所知擁有5%以上本公司之股本者)，並沒有擁有本集團五大客戶或五大供貨商的任何權益。

關連交易

根據《上市規則》第14A.45條之要求，需要於本年度報告中披露的關連交易如下：

(1) 於二零零六年一月十日，本公司附屬公司中海集裝箱運輸(亞洲)有限公司(「中海亞洲」)與(東方國際集裝箱(連雲港)有限公司)(「東方國際」)訂立了一份購買集裝箱協議。據此，中海亞洲同意購買及東方國際同意出售運力合共為13,500TEU的通用(鋼型)集裝箱，合共現金對價為美元18,997,600；

(2) 於二零零六年四月一日，本公司與中海訂立了一份集裝箱供應總協議。據此，中海同意提供及同意促成其附屬公司及聯營公司製造及向本集團提供集裝箱。本集團向中海及其附屬公司及聯營公司(合稱「中海集團」)不應超過：(i)美元108,870,000(於2006年)；(ii)125,050,000(於2007年)；(iii)73,320,000(於2008年)。

(3) 於二零零六年八月二十七日，本公司全資附屬公司中海集裝箱運輸(香港)有限公司(「中海香港」)與中海物流(海外)有限公司(「中海海外物流」)、鵬達船務有限公司(「鵬達船務」)及中海(香港)船務代理有限公司(「中海船務」)訂立了一份購股協議。據此，中海海外物流、鵬達船務及中海船務同意以合共現金代價79,766,300港元向中海香港出售彼等各

自於五洲航運有限公司之全部37.5%、31.25%及31.25%股權。

(4) 於二零零六年十月二十五日，本公司與中海海外物流及中海集團物流有限公司(「中海物流」)訂立了一份協議，以在中國上海成立合資公司上海中海洋山國際集裝箱儲運有限公司(「洋山國際」)。洋山國際將從事提供集裝箱儲存及各類集裝箱相關服務。在該協議下本公司將注入人民幣資本32,000,000元並將獲得上述合資公司50%權益；及

(5) 於二零零六年十一月二十日，本公司非全資附屬公司上海浦海航運有限公司(「上海浦海」)與廣州海運(集團)有限公司(「廣州海運」)訂立了七份收購協議。據此，上海浦海同意購買及廣州海運同意出售七艘總運載能力達1,470TEU之二手集裝箱船舶，合共現金對價為人民幣54,760,000元。

中國海運為本公司之控股股東，因此根據上市規則中國海運及其聯繫人為本公司之關連人士。東方國際、中海物流、鵬達船務、中海船務、中海海外物流及廣州海運各家公司均為中國海運之聯繫人，因此根據上市規則其均為本公司之關連人士。

本公司獲聯交所發出為期三年(於二零零六年十二月三十一日終止)的豁免(「豁免」)，容許本公司豁免嚴格遵守上市規則第14A章有關持續關連交易的下述規定(i)以刊登公告形式披露(就本公司於二零零四年六月四日發出的招股書(「招股書」)第184頁中所述的持續關連交易)；及(ii)以刊登公告形式披露，向股東發出通函及／或獲取獨立股東的批准(就招股書第185頁至187頁中所述的持續關連交易)。依據該豁免，某些持續關連交易將受制於於招股書中披露的有關年度限額，該等年度限額中有部分已受董事會及／或獨立股東修改。詳情參閱本公司日期為二零零七年一月二十四日之公告及日期為二零零七年二月十六日之通函。

以下的表格列出了持續關連交易及原集裝箱供應總協議下交易的有關年度上限金額(原始數據及修訂數據，如適用)及截至二零零六年十二月三十一日止的實際年度金額。除文義另有所指外，下列表格內的詞語將採用招股書以及本公司日期為二零零七年一月二十四日之公告和二零零七年二月十六日之通函中的定義。

不獲獨立股東批准豁免之持續關連交易

	交易	2006年度上限金額 (人民幣千元)	2006實際金額 (人民幣千元)
1.	有關將向本集團提供之產品之供應總協議	350,000 (修訂至484,000)	474,523
2.	有關將向本集團提供之服務之(i)第一份船舶代理及貨物代理總協議及(ii)第二份船舶代理及貨物代理總協議	455,000 (修訂至494,000)	437,884 *(附註1)*
3.	有關將向本集團提供之服務之班輪服務總協議	1,281,000 (修訂至 1,882,000)	1,661,158
4.	有關將向本集團提供之服務之(i)第一份集裝箱管理總協議及(ii)第二份集裝箱管理總協議	894,000	768,778 *(附註1)*
5.	有關將向本集團提供之船舶等之期租船舶總協議	926,000	232,650
6.	有關將向本集團提供之服務之(i)第一份裝卸總協議；及(ii)第二份裝卸總協議	1,045,000	875,888
7.	有關將向本集團提供之服務之(i)第一份支線運輸總協議；及(ii)第二份支線運輸總協議	1,433,000	164,379
8.	有關將向本集團出租之集裝箱之集裝箱租賃協議	680,000	400,238 *(附註2)*
9.	有關將由本集團購買之集裝箱之原集裝箱供應總協議	870,960 *(附註3)*	837,731

附註：

1. 此等數字與帳目附註內重大有關連人士交易附註所載的數字不同，因為根據上市規則被視為本公司關連人士的附屬公司，就會計目的而言不被視為有關連人士。

2. 此數字是根據實際作出的現金付款作出，因此，與帳目附註內重大有關連人士交易附註所載的數字不同，因為就會計目的而言，若干租賃集裝箱被列作融資租賃處理，並將該等融資租賃的利息部分計入核數師報告內。

3. 該年度上限金額初步以美元列賬及批准，於本表內為便於參考及保持前後一致，已經由美元兌換人民幣滙率之7.76兑換為人民幣。

豁免獨立股東批准之持續關連交易

	交易	2006年度上限金額 (人民幣千元)	2006實際金額 (人民幣千元)
1.	有關將向本集團提供之集裝箱底盤車之集裝箱底盤車總協議	25,000 (修訂至39,500)	39,400
2.	有關將向本集團提供之服務之陸上集裝箱運輸總協議	54,000 (修訂至160,000)	152,151
3.	有關將由本集團提供之服務之(i)第一份集裝箱管理總協議；及(ii)第二份集裝箱管理總協議	18,000	17,712 *(附註1)*
4.	有關將向本集團提供之船舶之(i)中海發展光租船舶協議；(ii)及光租船舶總協議	85,000	76,795
5.	有關將向本集團提供之修船服務之修船服務總協議	65,000 (修訂至86,000)	58,560
6.	有關將向本集團提供之船員等之船員供應總協議	143,000	121,244
7.	有關將向本集團提供之堆場服務之堆場服務總協議	29,000 (修訂至33,000)	30,541
8.	有關(i)第一份資訊科技服務總協議；及(ii)第二份資訊科技服務總協議將由本集團提供之產品及服務	26,000 (修訂至42,213)	42,213
9.	有關(i)第一份資訊科技服務總協議；及(ii)第二份資訊科技服務總協議將向本集團提供之產品及服務	33,000	27,083
10.	有關將由本集團提供之產品及服務之物資或服務	各收益比率之2.5%	–
11.	有關將向本集團提供之產品及服務之物資或服務	各對價比率之2.5%	–
12.	有關將由本集團提供之產品及服務之期租船舶總協議	不適用 (修訂至8,760)	7,592

附註：

1. 此數字與賬目附註內重大有關連人士交易附註所載的數字不同，因為根據上市規則被視為本公司關連人士的附屬公司，就會計目的而言不被視為有關連人士。

有關上述持續關連交易的詳情，請參閱帳目附註內的附註三十四。

本公司已遵守上市規則第十四Ａ章之相關披露要求，除了就下述持續關連交易因未能及時履行上市規則第十四Ａ章之有關公告及／或獲獨立股東批准之外：

(1) 就下列持續關連交易的修訂年度上限金額：(a)有關由本集團提供產品及服務之第一份信息科技服務總協議及第二份信息科技服務總協議；(b)陸上集裝箱運輸總協議，及(c)班輪總協議；及

(2) 就六份集裝箱租賃協議的續簽

詳情參見本公司日期為二零零七年一月二十四日之公告和二零零七年二月十六日之通函。

本公司的獨立非執行董事胡漢湘先生、顧念祖先生、王宗熙先生及林兆偉先生已審核過上述關連交易，並確認：

(1) 該等交易屬本公司的日常業務；

(2) 該等交易是按照一般商務條款進行，或如可供比較的交易不足以判斷該等交易的條款是否一般商務條款，則對本公司而言，該等交易的條款不遜於獨立第三方可取得或提供(視屬何情況而定)的條款；及

(3) 該等交易是根據有關交易的協議條款進行，而交易條款公平合理，並且符合本公司股東的整體利益。

以上市規則第14A.38條為本旨，本公司核數師羅兵咸永道會計師事務所在上述持續關連交易上已履行若干協訂上的程序，並已確認上述披露的持續關連交易：

(1) 已獲得公司董事會批准；

(2) 就收入性質的關連交易，乃按照公司的定價政策而進行；

(3) 乃根據有關交易的協議條款進行；及

(4) 並沒有超過招股書或本公司日期為二零零七年一月二十四日之公告中披露的有關上限。

獨立非執行董事

根據《上市規則》的規定，公司的每名獨立非執行董事已再次向公司確認其獨立性。基於獨立非執行董事的確認，公司認為他們為獨立人士。

養老金計劃

截至二零零六年十二月三十一日止年度，本集團養老金計劃詳情載於帳目附註二、十七及九。

委托存款及逾期存款

於二零零六年十二月三十一日，本集團並無在中國境內的金融機構存放委托存款，也沒有定期存款以到期而又未能取回的情況。

稅務減免

本公司並不悉知任何因持有本公司證券而可享有的稅務減免詳情。

遵守《上市規則》附錄十四所載的《企業管治常規守則》(管治守則)

詳情參閱「企業管治報告」一章第42頁至第52頁。

H股募集資金的使用情況

本公司於二零零四年六月十六日成功於聯交所主板上市。通過H股配售及公開發售及扣除有關費用，本公司募集資金淨額約為人民幣7,159,713,000元。按招股書內所述計劃，募集資金淨額的使用情況如下：

計劃用途	截至二零零六年十二月三十一日止實際使用	已使用百分比
約人民幣25億元用作收購船舶 *(註1)*	3,299,580,000	99.99%
約人民幣5億元用作收購集裝箱 *(註2)*	–	–
約人民幣5億元將由本公司注入上海浦海航運有限公司 *(註3)*	200,000,000	100%
約人民幣30億元用作償還銀行貸款	2,998,250,000	99.94%
餘額用作一般營運資金	659,530,000	99.97%

附註：

1. 基於註2和註3，該金額已調整到不超過人民幣33億元。

2. 本公司於二零零五年十月十二日召開二零零五年第二次臨時股東大會，通過了將原計劃購置集裝箱的人民幣5億元改用於購置船舶。

3. 本公司於二零零五年二月二十八日召開二零零五年第一次臨時股東大會，通過了將原計劃注入上海浦海的人民幣5億元調減至人民幣2億元，調減的餘額人民幣3億元將用以收購新船及集裝箱。

審核委員會

有關本公司審核委員會詳情，請參閱「企業管治報告」一章第42頁至第52頁。

核數師

本賬目已經由羅兵咸永道會計師事務所審核，該核數師任滿將於召開的股東大會中告退，但表示願意應聘連任。

承董事會命

中海集裝箱運輸股份有限公司
李紹德
董事長

中國，上海，二零零七年四月十日

董事會已檢討過本公司採納有關企業管治的文件，並認為文件已合併了《上市規則》附錄十四所載的《企業管治常規守則》(「《管治守則》」)列載的原則及守則條文。

董事會確認，除下文所披露者外，概無董事知悉有任何資料合理地顯示，本集團於二零零六年度內任何時候未有遵守《管治守則》之守則條文的規定。

A 董事會

1. 董事會組成

董事會包括四名執行董事，五名非執行董事及四名獨立非執行董事。

執行董事：
李紹德先生*(董事長)*
賈鴻祥先生*(副董事長)*
黃小文先生
趙宏舟先生

非執行董事：
張國發先生*(副董事長)*
張建華先生
王大雄先生
徐輝先生
姚作芝先生

獨立非執行董事：
胡漢湘先生
顧念祖先生
汪宗熙先生
林兆偉先生

董事名單(包括姓名、職務及履歷)設存於本公司網站http://www.cscl.com.cn。

根據《上市規則》的規定，本公司的每名獨立非執行董事已再次向本公司確認其獨立性。基於獨立非執行董事的確認，本公司認為他們為獨立人士。

於二零零六年度，董事會已遵守《上市規則》的規定，擁有至少三名獨立非執行董事，包括一名具有適當的專業資格或會計或相關財務管理專業知識的獨立非執行董事。

2. 董事會的責任

董事會負責管理本集團的業務及事務，目標是為提升股東價值，並就年報及中期報告內所載本公司之表現、境況及展望，以及公布其他股價敏感資料以及按《上市規則》規定的其他財務披露事項作出平衡、清晰及易於理解的評估，以及根據法定要求向監管機構申報任何須予披露的資料。本公司第一屆董事會第十九次會議批准了《關於基本建設、技術改造與科技項目審批權限的議案》，並授權公司總經理辦公會審批及實施單個項目金額在人民幣200萬元以下的基本建設、技術改造與科技項目。

董事會對本公司及本集團肩負誠信及法定責任。其他責任包括：制定本集團的整體策略及政策，按照本集團策略性目標訂立企業及管理目標、主要營運措施以及風險管理政策；監察及監控本集團營運及財務表現；以及批核開支預算及主要資本支出、主要投資、重大收購及出售資產、企業或財務重組，重要應允財務及管理事宜。

董事會已成立審核委員會及薪酬委員會。審核委員會和薪酬委員會的組成及職責請見下文。各委員會根據各自的職責向董事會報告其建議，除了各委員會職責明確訂明外，其建議最終由董事會決定。

公司秘書向各董事提供有關《上市規則》及其他適用監管規定的最新發展資訊。任何董事均可要求公司秘書安排獨立專業意見(費用由本公司支付)，以便協助董事有效地履行其對本公司的職責。

3. 董事長和總經理

於二零零六年度，本公司的董事長先後由李克麟先生、李紹德先生擔任，總經理分別由賈鴻祥先生、黃小文先生擔任，賈鴻祥先生、黃小文先生同時還分別擔任本公司執行董事，按照本公司章程的有關規定，董事長、總經理分別履行各自的職責。李紹德先生、賈鴻祥先生、黃小文先生的個人簡歷，請參閱「公司董事簡介」。

4. 董事會會議

本公司董事會已按《管制守則》第A.1.1條規定定期開會。董事會會議召開前，由本公司公司秘書室制訂需提交董事會考慮及決定的正式事項表。每次定期董事會會議均於會議召開前的至少十四天內發出通知。董事可將有關事宜納入會議議程在董事會上討論。公司秘書協助本公司董事長編制每次董事會會議的議程並確保符合有關會議的適用法則及規則。最終議程及董事會文件於董事會會議舉行前至少三天分派給各董事。

於二零零六年度，本公司舉行了九次董事會會議，其中四次為定期會議，其餘五次以傳閱書面決議方式取得董事會批准,平均出席率為99.31%，各董事的個別出席記錄如下：

執行董事

董事	出席會議次數	出席率
李克麟（2006年1月1日－2006年6月28日）	4次	100%
李紹德（2006年6月28日－2006年12月31日）	5次	100%
賈鴻祥	9次	100%
黃小文	9次	100%
趙宏舟	9次	100%

註： 於二零零六年一月二十六日，賈鴻祥先生獲委任為本公司副董事長。於二零零六年六月二十八日，李克麟先生辭任且李紹德先生獲委任為本公司董事長及執行董事職務。李克麟先生於同日獲調任為本公司非執行董事。

非執行董事

董事	出席會議次數	出席率
李紹德（2006年1月1日－2006年6月28日）	4次	100%
李克麟（2006年6月28日－2006年8月28日）	1次	100%
張建華	9次	100%
王大雄	9次	100%
張國發	8次	88.9%
徐輝	9次	100%
姚作芝（2006年8月28日－2006年12月31日）	4次	100%

註： 於二零零六年六月二十八日，李克麟先生辭任且李紹德先生獲委任為本公司董事長及執行董事職務。李克麟先生於同日獲調任為本公司非執行董事。於二零零六年八月二十八日，李克麟先生辭任本公司非執行董事職務，同日姚作芝先生擔任本公司非執行董事。

獨立非執行董事

董事	出席會議次數	出席率
胡漢湘	9次	100%
顧念祖	9次	100%
汪宗熙	9次	100%
林兆偉	9次	100%

任何董事在董事會將予以考慮的任何議案中存在利益衝突，則該董事必須放棄對該項議案的投票。

5. 資料提供及使用

所有董事均可從公司秘書獲得董事會相關文件及其他資料，以便其作出有根據的決定。

6. 董事委任、辭任

董事會定期檢討其架構、規模及組成。本公司委任新董事加入董事會遵照正式、經深思熟慮及具透明度的程序。

本公司現時沒有成立提名委員會。董事會直接負責提名董事，在挑選本公司董事候選人時，先由本公司控股股東中海對具有豐富相關工作經驗和廣泛社會影響的人士進行瞭解和考察，並將挑選到的合適人選推薦給本公司董事會，並附其相關簡介。董事會在召開會議之前仔細閱讀各候選人背景資料，並視情況而定獨立諮詢和收集與該等候選人背景相關資料。經充分瞭解後在隨後召開的董事會會議上進行討論和決議。決議通過的董事候選人名單將進一步提交股東大會批准。

董事會分別於二零零六年一月二十六日、二零零六年六月二十八日及二零零六年七月五日舉行了三次會議，平均出席率為100%，就董事的委任及辭任作出審議及建議。各董事的個別出席記錄如下：

執行董事

董事	出席會議次數	出席率
李克麟（2006年1月1日－2006年6月28日）	2次	100%
李紹德（2006年6月28日－2006年12月31日）	1次	100%
賈鴻祥	3次	100%
黃小文	3次	100%
趙宏舟	3次	100%

註： 於二零零六年一月二十六日，賈鴻祥先生獲委任為本公司副董事長。於二零零六年六月二十八日，李克麟先生辭任本公司董事長、執行董事職務，李紹德先生擔任本公司董事長、執行董事。李克麟先生於同日獲調任為本公司非執行董事。

非執行董事

董事	出席會議次數	出席率
李紹德(2006年1月1日-2006年6月28日)	2次	100%
李克麟(2006年6月28日-2006年8月28日)	1次	100%
張建華	3次	100%
王大雄	3次	100%
張國發	3次	100%
徐輝	3次	100%
姚作芝(2006年8月28日-2006年12月31日)	0次	-

註： 於二零零六年六月二十八日，李克麟先生辭任且李紹德先生獲委任為本公司董事長及執行董事職務。李克麟先生於同日獲調任為本公司非執行董事。於二零零六年八月二十八日，李克麟先生辭任本公司非執行董事職務，同日姚作芝先生擔任本公司非執行董事。

獨立非執行董事

董事	出席會議次數	出席率
胡漢湘	3次	100%
顧念祖	3次	100%
汪宗熙	3次	100%
林兆偉	3次	100%

7. 董事委員會

(1) *審核委員會*

二零零四年三月四日本公司第一屆董事會第三次會議通過決議，設立審核委員會。由獨立非執行董事汪宗熙先生、顧念祖先生，和非執行董事王大雄先生組成公司董事會審核委員會，其中汪宗熙先生擔任主席。其主要職責為：監察本公司財務報告、年報、半年報的完整性，檢討本公司財務監控、內部監控程序等。

審核委員會在二零零六年度舉行了二次會議，平均出席率為100%，會議審核本公司二零零五年度的年度業績及財務報告、二零零六年度的中期業績報告以及本公司內部監控體系，並向董事會作出建議予以批准。

審核委員會成員董事的出席率如下：

董事	出席會議次數	出席率
汪宗熙	2次	100%
顧念祖	2次	100%
王大雄	2次	100%

(2) *薪酬委員會*

二零零五年十一月三十日，本公司第一屆董事會第十三次會議通過決議，設立薪酬委員會，由本公司兩名獨立非執行董事汪宗熙先生、顧念祖先生，以及非執行董事張建華先生組成公司董事會薪酬委員會，張建華先生任主席。薪酬委員會的職責為：就本公司董事、監事及高級管理人員的全體薪酬政策及架構，及就設立正規而具透明度的程序制訂此等薪酬政策，向董事會提出建議；獲董事會授權，釐定全體執行董事、監事及高級管理人員的特定薪酬待遇，包括非金錢利益、退休金權利及賠償金額(包括喪失或終止職務或委任的賠償)，並就非執行董事的薪酬向董事會提出建議。於二零零六年度，薪酬委員會評估了各執行董事的業績表現，批准了執行董事服務合約的條款。

在執行上述評定時，薪酬委員會考慮的因素包括：同類公司支付的薪酬、董事須付出的時間及董事職責、本集團內其它職位的僱用條件及是否應該按表現釐訂薪酬等；透過參照董事會不時通過的公司目標，檢討及批准按表現釐定的薪酬；檢討及批准向執行董事、監事及高級管理人員支付那些與喪失或終止職務或委任有關的賠償，以確保該等賠償按有關合約條款釐定；若未能按有關合約條款釐定，賠償亦須公平合理，不會對本公司造成過重負擔；檢討及批准因董事或監事行為失當而解僱或罷免有關董事或監事所涉及的賠償安排，以確保該等安排按有關合約條款釐定。若未能按有關合約條款釐定，有關賠償亦須合理適當；確保任何董事、監事或其任何聯繫人不得自行釐定薪酬。

薪酬委員會在二零零六年度舉行了一次會議，出席率為100%。會議審核了關於董事、監事二零零六年度薪酬的議案，並向董事會作出建議予以批准。

薪酬委員會各成員的個別出席率如下：

董事	出席會議次數	出席率
張建華	1次	100%
汪宗熙	1次	100%
顧念祖	1次	100%

8. 董事及監事進行證券交易

本公司就董事及監事的證券交易，已經採納《上市規則》附錄十《標準守則》作為董事及監事的標準行為守則。在向所有董事及監事作出特定查詢後，本公司確認截至二零零六年十二月三十一日止年度，其董事及監事已遵守《標準守則》規定有關董事及監事證券交易的標準。

9. H股股票增值權計劃

為了激勵本公司董事、監事、高級管理人員及其他重要員工為本公司發展和股東長期利益而努力，本公司於二零零五年十月十二日採納了H股股票增值權計劃。該計劃詳情載於本公司致股東日期為二零零五年八月二十六日之通函。

10. 非執行董事的任期

非執行董事	任期啟始	任期期滿
李克麟	2006年6月28日	2006年8月28日
李紹德	2004年3月3日	2006年6月28日
張建華	2004年3月3日	直至本公司2006年度股東周年大會結束時(即2007年6月26日)
王大雄	2004年3月3日	直至本公司2006年度股東周年大會結束時(即2007年6月26日)
張國發	2005年2月18日	直至本公司2006年度股東周年大會結束時(即2007年6月26日)
徐輝	2005年10月12日	直至本公司2006年度股東周年大會結束時(即2007年6月26日)
姚作芝	2006年8月28日	直至本公司2006年度股東周年大會結束時(即2007年6月26日)

註： 於二零零六年六月二十八日，李克麟先生辭任且李紹德先生獲委任為本公司董事長及執行董事職務。李克麟先生於同日獲調任為本公司非執行董事。於二零零六年八月二十八日，李克麟先生辭任本公司非執行董事職務，同日姚作芝先生擔任本公司非執行董事。

B. 問責及核數

1. 外聘核數師

羅兵咸永道會計師事務所於二零零五年股東周年大會上再度獲股東委任為本公司的外聘核數師，直至下屆股東周年大會結束為止。

本公司給予羅兵咸永道會計師事務所作為二零零六年度提供審核及審核相關服務的酬金為4,980,000元人民幣。同年度，羅兵咸永道會計師事務所並無向本集團提供非審計服務。

2. 董事及核數師的確認

本公司董事已經檢討了本公司及其附屬公司內部監控體系的有效性，該等檢討涵蓋了所有重要的監控方面，包括財務監控、運作監控及合規監控以及風險管理功能。

本公司董事董事均確認就編制截至二零零六年十二月三十一日止年度帳目的責任。

本公司的核數師羅兵咸會計師事務所所確認於截至二零零六年十二月三十一日止年度賬目的核數師報告中的申報責任。

C. 與股東的溝通

本公司極其重視與股東的溝通。本公司的年報及中期報告提供有關本集團業務、業務策略及發展的全面資料。本公司鼓勵股東出席本公司的股東周年大會和各次臨時股東大會，以提供一個與管理層對話及互相溝通的寶貴論壇。

於二零零六年度，最近一次股東大會為二零零六年第二次臨時股東大會，於二零零六年八月二十八日在上海市福山路450號第一會議室舉行，下列決議案在大會上獲得通過，投票結果如下：

決議案		普通／特別	以投票方式表決的票數 贊成	反對	棄權
1	李克麟先生辭任公司董事	普通	3,664,895,655 (99.999%)	30,000 (0.001%)	0 (0%)
2	姚作芝先生辭任公司監事	普通	3,664,880,655 (99.9988%)	30,000 (0.0008%)	15,000 (0.0004%)
3	姚作芝先生擔任公司董事	普通	3,664,800,255 (99.9966%)	100,400 (0.0027%)	25,000 (0.0007%)
4	陳德誠先生擔任公司監事	普通	3,664,868,655 (99.9984%)	32,000 (0.0009%)	25,000 (0.0007%)
5	關於授予一般性授權以發行不超過35億元人民幣企業債券的議案	特別	3,664,868,655 (99.9984%)	42,000 (0.0011%)	15,000 (0.0004%)

監事會報告

致各位股東：

二零零六年，本公司監事會全體成員（「監事會」），遵照《中華人民共和國公司法》（「《公司法》」）、本公司之《中海集裝箱運輸股份有限公司章程》（「《公司章程》」）以及中華人民共和國（「中國」）及香港特別行政區（「香港」）適用法律法規的規定，秉持誠信、謹慎而勤勉的態度履行吾等職責，以維護股東權益和本公司利益

一、監事會二零零六年度工作情況

二零零六年，監事會共召開了二次會議：

1.1、 二零零六年四月十八日，第一屆監事會第五次會議在上海舉行。會議期間，監事會審議並通過了《關於本公司二零零五年度財務報告的議案》、《關於本公司二零零五年度利潤分配的議案》、《關於本公司二零零五年度業績報告的議案》、《關於本公司二零零五年度監事會報告的議案》。

1.2、 二零零六年八月二十八日，第一屆監事會第六次會議在上海舉行。會議期間，監事會審議並通過了《關於本公司二零零六年中期財務報告的議案》、《關於本公司二零零六年中期業績公告及報告的議案》、《關於委任本公司新任監事會主席的議案》，同意陳德誠先生為監事會主席。

二零零六年度內，本監事會各成員列席了全部董事會會議及股東大會。

二、監事會對本公司二零零六年度有關事項的獨立意見

2.1、關於本公司營運情況

監事會密切關注本公司的經營管理情況，對本公司董事、高級管理人員執行公司職務的行為進行了監督。監事會對本公司股東大會和董事會會議決議的執行情況及本公司的內部管理制度等情況進行了認真監督和檢查。監事會認為，本公司決策程序合法，建立了較完善的內部控制制度。本公司能遵照中國和香港適用法律法規要求規範運作。本公司的董事及高級管理人員能遵照中國和香港適用的法律法規要求積極履行其職責。監事會未發現上述人員有任何違反此類法律法規或《公司章程》或有損本公司利益的行為。

2.2、關於本公司財務情況

監事會審核了包括本公司二零零六年度財務報告、二零零六年度利潤分配方案和二零零六年度審計報告等材料。監事會認為，二零零六年度內本公司財務狀況良好，財務管理規範及內部監控制度在良好執行的同時也獲得了進一步完善。本公司二零零六年度財務報告真實地反映了二零零六年度內本公司的財務狀況和經營成果。監事會同意本公司的核數師報告，以及本公司二零零六年度利潤分配方案。

三、 關於本公司收購、出售資產以及關連交易情況

監事會認為，本公司就收購和出售資產所涉及的支付或收取（視情況而定）的交易價格合理，未發現內幕交易。監事會進一步認為：關連交易屬日常業務並將按一般商業條款達成，對本公司及其股東而言均屬公平合理。

二零零七年，吾等將繼續嚴格按照中國和香港適用的法律、法規和《公司章程》所賦予的職權履行職責，切實維護和保障股東及本公司及其股東的合法利益。

中海集裝箱運輸股份有限公司
監事會

中國上海
二零零七年四月十日

致中海集裝箱運輸股份有限公司全體股東
(於中華人民共和國註冊成立之股份有限公司)

本核數師(以下簡稱「我們」)已審核列載於第58頁至第145頁中海集裝箱運輸股份有限公司(「貴公司」)及其子公司(以下合稱「貴集團」)的綜合賬目,此綜合賬目包括於二零零六年十二月三十一日的綜合及公司資產負債表與截至該日止年度的綜合收益表、綜合權益變動表和綜合現金流量表,以及主要會計政策概要及其他附註解釋。

董事就賬目須承擔的責任

董事須負責根據香港會計師公會頒布的香港財務報告準則及按照香港《公司條例》的披露規定編製及真實而公平地列報該等綜合賬目。這責任包括設計、實施及維護與編製及真實而公平地列報賬目相關的內部控制,以使賬目不存在由於欺詐或錯誤而導致的重大錯誤陳述;選擇和應用適當的會計政策;及按情況下作出合理的會計估計。

核數師的責任

我們的責任是根據我們的審核對該等綜合賬目作出意見,並僅向整體股東報告,除此之外本報告別無其他目的。我們不會就本報告的內容向任何其他人士負上或承擔任何責任。

我們已根據香港會計師公會頒布的香港審計準則進行審核。這些準則要求我們遵守道德規範,並規劃及執行審核,以合理確定此等賬目是否不存有任何重大錯誤陳述。

審核涉及執行程序以獲取有關賬目所載金額及披露資料的審核憑證。所選定的程序取決於核數師的判斷,包括評估由於欺詐或錯誤而導致賬目存有重大錯誤陳述的風險。在評估該等風險時,核數師考慮與該公司編製及真實而公平地列報賬目相關的內部控制,以設計適當的審核程序,但並非為對公司的內部控制的效能發表意見。審核亦包括評價董事所採用的會計政策的合適性及所作出的會計估計的合理性,以及評價賬目的整體列報方式。

我們相信,我們所獲得的審核憑證是充足和適當地為我們的審核意見提供基礎。

獨立核數師報告

意見

我們認為，該等綜合賬目已根據香港財務報告準則真實而公平地反映貴公司及貴集團於二零零六年十二月三十一日的事務狀況及貴集團截至該日止年度的利潤及現金流量，並已按照香港《公司條例》的披露規定妥為編製。

羅兵咸永道會計師事務所
執業會計師

香港，二零零七年四月十日

綜合損益表

截至二零零六年十二月三十一日止年度

	附註	截至十二月三十一日止年度 二零零六年 人民幣千元	二零零五年 人民幣千元
營業額	5	**30,502,378**	28,374,680
營運成本	6, 8	**(28,391,606)**	(23,331,132)
毛利		**2,110,772**	5,043,548
其他營運收入	7	**133,171**	238,262
行政及一般開支	8	**(573,912)**	(551,234)
營運利潤		**1,670,031**	4,730,576
融資成本	11	**(533,999)**	(427,273)
應佔聯營公司利潤	20	**6,529**	5,960
除所得税前利潤		**1,142,561**	4,309,263
所得税	12	**(277,847)**	(724,168)
年度利潤		**864,714**	3,585,095
應佔：			
本公司權益持有人	13	**859,210**	3,582,782
少數股東權益		**5,504**	2,313
		864,714	3,585,095
股息	15	**241,200**	723,600
本公司權益持有人應佔利潤的每股盈利 (以每股人民幣元計)	14	**人民幣0.14**	人民幣0.59

綜合資產負債表

於二零零六年十二月三十一日

	附註	於十二月三十一日 二零零六年 人民幣千元	 二零零五年 人民幣千元
資產			
非流動資產			
固定資產	16	**23,463,851**	20,770,813
土地使用權	17	**13,356**	13,686
商譽	18	**46,427**	13,281
聯營公司投資	20	**48,758**	47,596
共同控制實體投資	21	**32,000**	—
		23,604,392	20,845,376
流動資產			
燃油		**635,735**	553,080
應收貿易賬款及票據	22	**3,490,403**	4,054,345
預付賬款及其他應收賬款		**97,984**	129,154
現金及現金等價物	23	**2,915,542**	3,423,373
		7,139,664	8,159,952
總資產		**30,744,056**	29,005,328
權益			
本公司權益持有人應佔股本及儲備			
股本	24	**6,030,000**	6,030,000
其他儲備	25	**5,998,515**	6,128,838
未分配利潤			
—擬派末期股息		**241,200**	723,600
—其他		**4,263,526**	3,709,426
		16,533,241	16,591,864
少數股東權益		**42,964**	37,460
總權益		**16,576,205**	16,629,324
負債			
非流動負債			
長期銀行貸款	26	**5,538,152**	5,107,112
應付融資租賃款項	27	**3,199,249**	2,404,974
遞延税項負債	28	**837,249**	637,120
		9,574,650	8,149,206

		於十二月三十一日	
		二零零六年	二零零五年
	附註	人民幣千元	人民幣千元
流動負債			
應付貿易賬款及票據	29	**2,205,055**	2,759,412
應計費用及其他應付賬款		**515,189**	305,702
短期銀行貸款	26	**400,000**	–
長期銀行貸款－即期部分	26	**707,608**	501,053
應付融資租賃款項－即期部分	27	**695,724**	458,681
應交所得税項		**69,625**	201,950
		4,593,201	4,226,798
總負債		**14,167,851**	12,376,004
總權益及負債		**30,744,056**	29,005,328
流動資產淨值		**2,546,463**	3,933,154
總資產減流動負債		**26,150,855**	24,778,530

代表董事會

李紹德	**黃小文**
董事	*董事*

資產負債表

於二零零六年十二月三十一日

	附註	於十二月三十一日 二零零六年 人民幣千元	二零零五年 人民幣千元
資產			
非流動資產			
固定資產	*16*	**14,971,491**	14,650,020
土地使用權	*17*	**13,356**	13,686
附屬公司投資	*19*	**1,328,477**	1,473,186
聯營公司投資	*20*	**29,214**	29,214
共同控制實體投資	*21*	**32,000**	—
遞延税項資產	*28*	**—**	40,836
		16,374,538	16,206,942
流動資產			
燃油		**65,660**	101,416
應收貿易賬款及票據	*22*	**1,178,261**	1,027,705
預付賬款及其他應收賬款		**104,411**	25,564
應收附屬公司之賬款		**—**	732,305
應收附屬公司之股息		**300,000**	1,220,000
現金及現金等價物	*23*	**925,058**	1,027,342
		2,573,390	4,134,332
總資產		**18,947,928**	20,341,274
權益			
本公司權益持有人應佔股本及儲備			
股本	*24*	**6,030,000**	6,030,000
其他儲備	*25*	**6,170,275**	6,110,298
未分配利潤			
—擬派末期股息		**241,200**	723,600
—其他		**24,806**	16,267
總權益		**12,466,281**	12,880,165
負債			
非流動負債			
長期銀行貸款	*26*	**3,408,940**	3,616,800
應付融資租賃款項	*27*	**—**	990,688
遞延税項負債	*28*	**48,497**	—
		3,457,437	4,607,488

資產負債表

於二零零六年十二月三十一日

	附註	於十二月三十一日 二零零六年 人民幣千元	 二零零五年 人民幣千元
流動負債			
應付貿易賬款及票據	*29*	**1,198,203**	1,800,403
應計費用及其他應付賬款		**258,894**	187,239
應付附屬公司款項		**635,085**	—
短期銀行貸款	*26*	**400,000**	—
長期銀行貸款－即期部分	*26*	**475,000**	380,000
應付融資租賃款項－即期部分	*27*	**—**	292,838
應交所得税項		**57,028**	193,141
		3,024,210	2,853,621
總負債		**6,481,647**	7,461,109
總權益及負債		**18,947,928**	20,341,274
流動(負債)／資產淨值		**(450,820)**	1,280,711
總資產減流動負債		**15,923,718**	17,487,653

代表董事會

李紹德
董事

黃小文
董事

綜合權益變動表

截至二零零六年十二月三十一日止年度

		本公司權益持有人應佔					
		股本	其他儲備	未分配利潤	總計	少數股東權益	總權益
	附註	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
二零零五年一月一日結餘		6,030,000	5,613,174	2,669,665	14,312,839	32,349	14,345,188
少數股東權益對附屬公司資本投入		–	–	–	–	5,614	5,614
貨幣匯兑差額		–	(97,757)	–	(97,757)	–	(97,757)
本年利潤		–	–	3,582,782	3,582,782	2,313	3,585,095
利潤分配		–	613,421	(613,421)	–	–	–
二零零四年股息		–	–	(1,206,000)	(1,206,000)	(2,816)	(1,208,816)
二零零五年十二月三十一日和二零零六年一月一日結餘		6,030,000	6,128,838	4,433,026	16,591,864	37,460	16,629,324
貨幣匯兑差額		–	(194,233)	–	(194,233)	–	(194,233)
本年利潤		–	–	859,210	859,210	5,504	864,714
利潤分配		–	63,910	(63,910)	–	–	–
二零零五年股息	*15*	–	–	(723,600)	(723,600)	–	(723,600)
二零零六年十二月三十一日結餘		6,030,000	5,998,515	4,504,726	16,533,241	42,964	16,576,205

綜合現金流量表

截至二零零六年十二月三十一日止年度

	附註	截至十二月三十一日止年度 二零零六年 人民幣千元	二零零五年 人民幣千元
營運活動的現金流量			
營運產生的現金	*30(a)*	**2,975,706**	5,304,218
已付所得稅		**(210,043)**	(163,070)
營運活動產生的淨現金		**2,765,663**	5,141,148
投資活動的現金流量			
購買固定資產所支付之款項		**(3,671,894)**	(5,088,539)
收購附屬公司，扣除購入的現金	*30(c)*	**(78,528)**	–
共同控制實體注資		**(32,000)**	–
出售固定資產所得款項		**15,516**	877
已收聯營公司股息		**5,367**	5,256
已收利息		**74,849**	84,801
投資活動所用淨現金		**(3,686,690)**	(4,997,605)
融資活動的現金流量			
已付利息		**(362,627)**	(278,404)
額外短期及長期銀行貸款		**2,645,285**	1,207,207
償還短期及長期銀行貸款		**(1,607,690)**	(995,520)
集裝箱售後回租收款		**1,349,650**	–
融資租賃之資本部分		**(615,016)**	(545,124)
融資租賃之利息部分		**(272,806)**	(288,520)
派發予公司股東之股息		**(723,600)**	(1,686,098)
派發予少數股東之股息		**–**	(2,816)
少數股東注資		**–**	5,614
融資活動產生／(所用)淨現金		**413,196**	(2,583,661)
現金及現金等價物淨減少		**(507,831)**	(2,440,118)
年初現金及現金等價物		**3,423,373**	5,863,491
年終現金及現金等價物		**2,915,542**	3,423,373

綜合賬目附註

1 一般資料

中海集裝箱運輸股份有限公司(「本公司」)以及其子公司(以下合稱「本集團」)主要業務為擁有、租賃及營運集裝箱船舶以提供國際及國內集裝箱航運服務。

本公司於一九九七年八月二十八日根據中華人民共和國(「中國」)公司法在中國成立為一家有限責任公司。於二零零四年三月三日，本公司根據中國公司法將其於二零零三年十月三十一日之股東權益總額轉換為3,830,000,000股每股面值人民幣1元之股份並改制為一家股份有限公司。本公司H股已於二零零四年六月十六日在香港證券交易所有限公司(「聯交所」)主板掛牌上市。

本公司的註冊地址為中國上海市浦東新區福山路450號27樓。

綜合賬目以人民幣千元列報(除非另有説明)。

綜合賬目已經由董事會在二零零七年四月十日批准刊發。

2 重要會計政策摘要

編製本綜合賬目採用的主要會計政策載於下文。除另有説明外，此等政策在所呈報的所有年度內貫徹應用。

2.1 編製基準

本公司的綜合賬目是根據香港財務報告準則(「財務準則」)編製。綜合賬目已按照歷史成本法編製，並按公平值透過損益記賬的財務資產和財務負債的重估而作出修訂。

編製符合財務準則的賬目需要使用若干關鍵會計估算。這亦需要管理層在應用本公司會計政策過程中行使其判斷。涉及高度的判斷或高度複雜性的範疇，或涉及對綜合賬目屬重大假設和估算的範疇，在附註4中披露。

2 重要會計政策摘要(續)

2.1 編製基準(續)

採納新訂/經修訂財務準則

於二零零六年,本集團採納下列與其業務相關的修訂及財務準則詮釋。

香港會計準則第21號(修訂)	海外業務投資淨額
香港會計準則第39號(修訂)	預計集團內部交易之現金流對沖賬目處理
香港會計準則第39號(修訂)	公平值期權
香港會計準則第39號及香港財務報告準則第4號(修訂)	財務擔保合約
香港(國際財務報告詮釋委員會)一 詮釋第4號	釐定一項安排是否包含租賃

本集團已評估採納該等修訂及詮釋後之影響,認為無論對本集團之業績及財務狀況或會計政策,均無任何重大改變。

尚未生效之準則、詮釋及已修訂準則

若干與其業務及賬目相關的新公布之準則及對現有準則之修訂及詮釋於本集團二零零七年一月一日或以後之會計年度生效者包括:

二零零七年一月一日生效

香港會計準則第1號(修訂)	財務報表的呈報: 資本披露
香港(國際財務報告詮釋委員會)— 詮釋第8號	財務準則2 的範圍
香港(國際財務報告詮釋委員會)— 詮釋第9號	重新評估勘入式衍生工具
香港(國際財務報告詮釋委員會)— 詮釋第10號	中期財務報告及減值
香港(國際財務報告詮釋委員會)— 詮釋第11號	財務準則2 — 集團及庫存股份交易
香港財務報告準則第7號	金融工具: 披露

二零零九年一月一日生效

香港財務報告準則第8號	營運分部

於報告期內,本集團並未提前應用上述新公布之準則及對現有準則之修訂及詮釋,目前未能確定採納後會否對本集團之會計政策及賬目帶來重大改變。

2 重要會計政策摘要(續)

2.2 綜合賬目

綜合賬目包括本公司及其所有附屬公司截至十二月三十一日止的賬目。

(a) 附屬公司

附屬公司指本集團有權管控其財政及營運政策而控制之所有實體,一般附帶超過半數投票權的股權。在評定本集團是否控制另一實體時,目前可行使或可兌換的潛在投票權的存在及影響均予考慮。

附屬公司在控制權轉移至本集團之日全面合併入賬。附屬公司在控制權終止之日起停止合併入賬。

會計收購法乃用作本集團收購附屬公司的入賬方法。收購的成本根據於交易日期所給予資產、所發行的股本工具及所產生或承擔的負債的公平值計算,另加該收購直接應佔的成本。在企業合併中所收購可識辨的資產以及所承擔的負債及或然負債,首先以彼等於收購日期的公平值計量,而不論任何少數股東權益的數額。收購成本超過本集團應佔所收購可識辨資產淨值公平值的數額記錄為商譽。若收購成本低於所購入附屬公司資產淨值的公平值,該差額直接在損益表確認(附註2.8)。

集團內公司之間的交易、交易的結餘及未實現收益予以對銷。除非交易提供所轉讓資產減值之憑證,否則未實現虧損亦予以對銷。附屬公司的會計政策已按需要作出改變,以確保與本集團採用的政策符合一致。

在本公司之資產負債表內,於附屬公司之投資按成本值扣除減值虧損準備列賬。附屬公司之業績由本公司按已收及應收股息入賬。

2 重要會計政策摘要*(續)*

2.2 綜合賬目*(續)*

(b) *交易及少數股東權益*

本集團採納了一項政策，將其與少數股東進行之交易視為與本集團以外的人士進行的交易。向少數股東進行的出售而導致本集團的盈虧於綜合損益表記賬。向少數股東進行購置而導致的商譽，相當於所支付的任何代價與相關應佔所收購附屬公司淨資產之賬面值的差額。

(c) *聯營公司*

聯營公司指本集團對其有重大影響力而無控制權的實體，通常附帶有20%-50%投票權的股權。聯營公司投資以權益會計法入賬，初始以成本確認。本集團於聯營公司之投資包括收購時已識辨的商譽(扣除任何累計減值虧損)(附註2.8)。

本集團應佔收購後聯營公司的溢利或虧損於綜合損益表內確認，而應佔收購後儲備的變動則於儲備賬內確認。投資賬面值會根據累計之收購後儲備變動而作出調整。如本集團應佔一家聯營公司之虧損等於或超過其在該聯營公司之權益，包括任何其他無抵押應收款，本集團不會確認進一步虧損，除非本集團已代聯營公司承擔責任或作出付款。

本集團與其聯營公司之間交易的未實現收益按集團在聯營公司權益的數額對銷。除非交易提供所轉讓資產減值之憑證，否則未實現虧損亦予以對銷。聯營公司的會計政策已按需要作出改變，以確保與本集團採用的政策符合一致。

在本公司之資產負債表內，於聯營公司之投資按成本值扣除減值虧損準備列賬。聯營公司之業績由本公司按已收及應收股息入賬。

2 重要會計政策摘要 *(續)*

2.2 綜合賬目 *(續)*

(d) 共同控制實體

共同控制實體指本集團與其他方以契約安排共同控制的經濟活動。在此安排下，本集團及其他方均不能單方面控制其經濟活動。

於共同控制實體之投資乃按權益法於賬目入帳，並按照成本加收購後應佔業績及儲備，以及收購時產生之商譽扣除減值虧損列帳(附註2.8)。收購後應佔業績及儲備乃根據有關利潤分配比率計算。

在本公司之資產負債表內，於共同控制實體之投資按成本值扣除減值虧損準備列賬。共同控制實體之業績由本公司按已收及應收股息入賬。

2.3 分部報告

業務分部指從事提供服務的一組資產和業務，而服務的風險和回報與其他業務分部的不同。地區分部指在某個特定經濟環境中從事提供服務，其服務的風險和回報與在其他經濟環境中營運的分部的不同。

根據本集團之內部財務匯報，本集團決定以業務分部呈報為主要呈報格式，而地區分部為次要呈報格式。

2 重要會計政策摘要*(續)*

2.4 外幣匯兑

(a) 功能和列賬貨幣

本集團每個實體的賬目所列項目均以該實體營運所在的主要經濟環境的貨幣計量(「功能貨幣」)。綜合賬目以人民幣呈報，該貨幣為本公司之功能及列賬貨幣。

(b) 交易及結餘

外幣交易採用交易日的匯率換算為功能貨幣。結算此等交易產生的匯兑盈虧以及將外幣計值的貨幣資產和負債以年終匯率換算產生的匯兑盈虧在損益表確認。

(c) 集團公司

功能貨幣與列賬貨幣不同的所有集團實體(當中沒有嚴重通脹貨幣)的業績和財務狀況按如下方法換算為列賬貨幣：

(i) 每份呈報的資產負債表內的資產和負債按該資產負債表日期的收市匯率換算；

(ii) 每份損益表內的收入和費用按平均匯率換算(除非此匯率並不代表交易日期匯率的累計影響的合理約數；在此情況下，收支項目按交易日期的匯率換算)；及

2 重要會計政策摘要*(續)*

2.4 外幣匯兌*(續)*

(c) 集團公司(續)

(iii) 所有由此產生的匯兌差額確認為權益的獨立組成項目。

在綜合賬目時，換算海外業務的淨投資，以及換算借貸及其他指定作為該等投資對沖的貨幣工具所產生的匯兌差額列入股東權益。當售出或清理部份海外業務時，該等匯兌差額在損益表確認為出售盈虧的一部份。

收購海外實體產生的商譽及公平值調整視為該海外實體的資產和負債，並按收市匯率換算。

2.5 固定資產

(a) 在建中船舶

在建中船舶是以成本值減累積減值虧損列賬。船舶興建成本是按年內產生之實際成本而資本化。在建中船舶並無提取任何折舊準備。

(b) 船舶修理

購買船舶的時候，對於下次需要進行塢修的船舶部件應分別列示，並在下一次塢修前的期間內攤銷。之後為船舶塢修而發生的成本應予以資本化並將之於至下一個可預見的塢修日之間的期間內予以攤銷。在攤銷期間如發生重大塢修費用，則前一次塢修至今尚未攤銷完的成本將被一次性核銷。

(c) 在建工程

在建工程指在裝修辦公樓及其他在裝修或安裝中的固定資產，以成本值列賬。成本包括獲得辦公樓的成本及本年實際發生裝修成本。在建工程並無提取任何折舊準備。

2 重要會計政策摘要*(續)*

2.5 固定資產*(續)*

(d) 其他固定資產

其他固定資產是以歷史成本值減累積折舊和減值虧損列賬。歷史成本包括為取得該項固定資產所直接發生的支出。

其後成本只有在與該項目有關的未來經濟利益有可能流入本集團，而該項目的成本能可靠計量時，才包括在資產的賬面值或確認為獨立資產。所有其他維修及保養在產生的財政期間內於損益表支銷。

其他固定資產的折舊採用以下的估計可使用年期將成本按直線法分攤至剩餘價值計算：

	估計可使用年限
集裝箱船舶	集裝箱船舶由首次註冊日期起25年
建築物	40年
集裝箱	8至10年
根據營運租賃租入船舶之改良成本*	5年或租賃期間(以較短者為準)
電腦及辦公室設備	5至8年
汽車	6年

* *代表本集團根據營運租賃營運之船舶發生之改良成本*

資產的剩餘價值及可使用年期在每個結算日進行檢討，及在適當時調整。

若資產的賬面值高於其估計可收回價值，其賬面值實時撇減至可收回金額(附註2.9)。

2 重要會計政策摘要 *(續)*

2.5 固定資產 *(續)*

(e) 出售時之收益或虧損

出售一項固定資產之損益，是指出售所得款項淨額與有關資產賬面值兩者之間之差額，並於損益賬中確認。

(f) 固定資產資本化

固定資產資本化所有與興建集裝箱船舶有關之直接成本，包括於興建期間內借入資金之融資成本，均資本化為固定資產。

2.6 土地使用權

中華人民共和國所有土地均屬國有或集體所有，概無個人土地所有權存在。本集團已收購若干土地的使用權利並將支付該等權利的代價視同為經營性租入之預付款項入賬列為土地使用權，並採用直線法於租賃期內進行攤銷。

2.7 租賃資產

(i) 本集團作為承租人

(a) 融資租賃

如本集團持有租賃資產擁有權的差不多所有風險及回報，分類為融資租賃。融資租賃在租賃開始時按租賃資產之公平值及最低租賃付款現值兩者之較低者資本化。每項租金均分攤為負債及財務開支，使財務費用佔融資結欠額之常數比率。相應租賃責任在扣除財務開支後計入流動及非流動貸款內。財務費用的利息部份於租約期內在綜合損益表確認，使財務費用與每個期間的負債餘額之比為常數定期利率。

以融資租賃持有之資產按資產之估計可用年限或租約期(以較短者為準)計提折舊。

2 重要會計政策摘要*(續)*

2.7 租賃資產*(續)*

(i) 本集團作為承租人(續)

(b) 營運租賃

如租賃擁有權的重大部份風險和回報由出租人保留，分類為營運租賃。根據營運租賃支付的款項(扣除自出租人收取之任何獎勵金後)於租賃期內以直線法在綜合損益表支銷。

(ii) 本集團作為出租人

營運租賃

按營運租賃出租之資產在資產負債表內之固定資產列賬，如適用，此等資產根據上述附註2.5所述的集團之折舊政策折舊。租金收入在扣除向承租人支付之任何獎勵金後以直線法在租期內確認。

(iii) 出售及回租交易－本集團作為承租人

出售及回租交易涉及由本集團出售一項資產並由本集團回租相同資產。由於出售及回租乃一並進行，所以租賃款項及出售價通常為相關的。

由本集團承擔資產擁有權的絕大部分風險及回報的出售及回租交易，皆作為融資租賃入帳。任何銷售收入超過賬面面值的餘額都遞延及於租賃期內分攤。

2.8 商譽

商譽指收購成本超過於收購日期本集團應佔所收購附屬公司的淨可識辨資產公平值得數額。商譽每年就減值進行測試，並按成本減累計減值虧損列賬。商譽減值不被轉回。出售某個實體的盈虧包括與被出售實體有關的商譽的賬面值。

2 重要會計政策摘要(續)

2.9 資產減值

沒有確定使用年期之資產無需攤銷，但最少每年就減值進行測試，及當有事件出現或情況改變顯示賬面值可能無法收回時就減值進行檢討。須作攤銷之資產，當有事件出現或情況改變顯示賬面值可能無法收回時就減值進行檢討。減值虧損按資產之賬面值超出其可收回金額之差額於損益表內確認。可收回金額以資產之公平值扣除銷售成本或使用價值兩者之較高者為准。於評估減值時，資產將按可識辨現金流量(現金產生單位)的最低層次組合。除商譽外的已提取減值的資產，在每個報告日就有可能沖回的減值進行檢討。

2.10 財務資產

本集團將其投資分類為按公平值透過損益列賬的財務資產及借款及應收款。分類方式視乎購入投資目的而定。管理層在初步確認時釐定其投資的分類，並於每個報告日期重新評估有關指定。

(a) *按公平值透過損益列賬的財務資產*

按公平值透過損益列賬的財務資產為持作買賣的財務資產。財務資產若在購入時主要用作在短期內出售，則分類為此類別。衍生工具除非被指定為對沖，否則亦分類為持作買賣用途。在此類別的資產若為持作買賣或預期將於結算日後12個月內變現，則分類為流動資產。

2 重要會計政策摘要(續)

2.10 財務資產(續)

(b) 貸款及應收款

貸款及應收款為有固定或可釐定付款且沒有在活躍市場上報價的非衍生財務資產。此等款項包括在流動資產內，但到期日由結算日起計超過12個月者，則分類為非流動資產。貸款及應收款列在資產負債表中「應收貿易賬款及其他應收賬款」內。

本集團在每個結算日評估是否有客觀證據證明某項財務資產或某組財務資產經已減值。應收貿易賬款的減值測試在附註2.12中列明。

2.11 燃油

燃油乃指燃料及按成本值及可變現淨值兩者之較低者列賬。成本值按加權平均基準計算。

2.12 應收貿易賬款

應收貿易賬款初步以公平值確認，其後利用實際利息法按攤銷成本扣除減值撥備計量。當有客觀證據證明本集團將無法按應收款的原有條款收回所有款項時，即就應收貿易賬款設定減值撥備。當債務單位出現嚴重的財務困難，如債務單位已破產、財務重組、撤銷、資不抵債時，就應收款設定減值撥備。撥備金額為資產賬面值與按初始實際利率貼現的估計未來現金流量的現值兩者的差額。撥備金額在綜合損益表確認。

2 重要會計政策摘要(續)

2.13 現金及現金等價物

現金及現金等價物包括現金、銀行通知存款和原到期日為三個月或以下的其他短期及高流動性投資,以及銀行透支(如有)。

2.14 股本

普通股被列為權益。直接歸屬於發行新股新增成本在權益中列為所得款的減少(扣除税項)。

2.15 貸款

貸款初步按公平值並扣除產生的交易成本確認。交易成本為取得、發行或出售某項財務資產或財務負債直接所佔的新增成本,包括支付予代理人、顧問、經紀和交易商的費用和佣金、監管機關及證券交易所的徵費,以及過戶和印花税。貸款其後按攤銷成本列賬;所得款(扣除交易成本)與贖回價值的任何差額利用實際利息法於貸款期間內在綜合損益表確認。

除非本集團有無條件將負債的結算遞延至結算日後最少12個月的權利,否則貸款分類為流動負債。

2 重要會計政策摘要(續)

2.16 遞延所得稅

遞延所得稅利用負債法就資產和負債的稅基與在資產和負債在綜合賬目的賬面值之差產生的暫時差異全數撥備。然而,若遞延所得稅來自在交易(不包括企業合併)中對資產或負債的初步確認,而在交易時不影響會計損益或應課稅盈虧,則不作記賬。遞延稅項採用在結算日前已頒布或實質頒布,並在有關之遞延所得稅資產實現或遞延所得稅負債結算時預期將會適用之稅率(及法例)而釐定。

遞延稅項資產是就可能有未來應課稅盈利而就此可使用暫時差異而確認。

遞延稅項就附屬公司及聯營公司投資產生之暫時差異而撥備,但假若本集團可以控制暫時差異之撥回時間,而暫時差異在可預見將來有可能不會撥回則除外。

2.17 僱員福利

(a) 員工應享假期

員工應享之年假乃於員工應享有時確認。本集團為截至結算日止員工已提供之服務而產生之年假之估計負債作出撥備。

員工之病假及產假權利則直至員工正式休假時方確認。

2 重要會計政策摘要 *(續)*

2.17 僱員福利 *(續)*

(b) 退休金責任

本集團國內之全職員工均享有多項由政府支持之退休金計劃。據此，員工每月享有按若干程序計算之退休金。有關政府代理對已退休員工之退休金負債負責。本集團根據員工總薪金之百分比，每月向該等退休金計劃供款，惟受若干上限所規限。就該等基金而言，本集團之負債乃限於每年應付之供款。該等計劃之供款於產生時支銷。

本集團亦為香港受僱之員工設有定額供款之強制性公積金(「強積金」)計劃。本集團及員工根據香港強積金條例，各自作出相等於員工每月有關收入5%之供款，每人上限為1,000港元。

本集團對上述定額供款計劃作出之供款於作出時全數歸屬，並於產生時列作開支。

(c) 房屋福利

本集團在中國大陸聘用之全職員工，均可參與多項由政府支持之房屋基金。本集團每月按員工薪金之若干百分比向該等基金供款。就該等基金而言，本集團之負債乃限於每年應付之供款。該等基金供款於產生時支銷。

2 重要會計政策摘要*(續)*

2.17 僱員福利*(續)*

(d) *以股份為基礎的補償*

本集團設有一項以現金償付、以股份為基礎的補償計劃。僱員為獲取授予認股權而提供的服務的公平值確認為費用。僱員可以享有一份未來以現金支付的補償，該支付以本公司未來特定時期之股票價格特定增長為基礎。

在授權期合計應計入費用之金額為依據「期權定價」模型計算之股票增值權公平值，並考慮股票增值權授予時之條件及條款，以及至當天僱員為本集團提供服務之狀況。

於每一資產負債表日，本集團按負債之公平值評估所獲得的服務及負債。該等負債之公平值於每一資產負債表日及結算日進行重估，若存在任何公平值之改變，確認於當年度綜合損益表。

2.18 撥備

在出現以下情況時作出撥備：本集團因已發生的事件而產生現有的法律或推定責任；有可能需要有資源流出以償付責任；金額已經可靠估計。不就未來營運虧損確認撥備。

如有多項類似責任，其需要在償付中流出資源的可能性，根據責任的類別整體考慮。即使在同一責任類別所包含的任何一個項目相關的資源流出的可能性極低，仍須確認撥備。

2 重要會計政策摘要 *(續)*

2.19 收入確認

本集團按下列基準確認收益：

(i) 班輪服務

營運國際及國內集裝箱運輸業務之運費收入，按完成百分比基準確認，而完成百分比是按個別船舶之航程及時間比例基準釐定。

(ii) 租船

按營運租賃出租船舶之租金收入，於各有關之租約期間按直線法確認。

(iii) 利息收入

利息收入採用實際利息法按時間比例基準確認。

2.20 或然負債和或然資產

或然負債指因已發生之事件而可能引起之責任，此等責任需就某一宗或多宗事件會否發生才能確認，而本集團並不能完全控制這些未來事件會否實現。或然負債亦可能是因已發生之事件引致之現有責任，但由於可能不需要消耗經濟資源，或責任金額未能可靠地衡量而未有入賬。

或然負債不會被確認，但會在賬目附註中披露。假若消耗資源之可能性改變，導致可能出現資源消耗，此等負債將被確認為準備。

或然資產指因已發生之事件而可能產生之責任，此等責任需就某一宗或多宗事件會否發生才能確認，而本集團並不能完全控制這些未來事件會否實現。

或然資產不會被確認，但當經濟利益可能流入企業時會在賬目附註中披露。當經濟利益確定流入時，資產將被確認。

2 重要會計政策摘要（續）

2.21 股息分派

向本公司權益持有人分派的股息在股息獲本公司權益持有人批准的期間內於本集團的綜合賬目內列為負債。

3 財務風險管理

3.1 財務風險因素

本集團的活動承受著多種的財務風險：市場風險（包括外匯風險及價格風險）、信貸風險、流動資金風險及現金流量及公平值利率風險。本集團的整體風險管理計劃專注於財務市場的難預測性，並尋求儘量減低對本集團財務表現的潛在不利影響。

(a) 市場風險

(i) 外匯風險

本集團在全球營運，故此承受多種不同貨幣產生的外匯風險，而主要涉及人民幣及美元的風險。

截至二零零六年十二月三十一日止年度的其他貨幣兑人民幣及美元匯率相對較為穩定。因此，本集團認為截至二零零六年十二月三十一日止年度，外匯兑換風險較低，本集團亦無採用任何遠期合同或其他方式對沖外幣風險。

(ii) 價格風險

燃油為本集團的重大開支，因此本集團的經營業績可能受到燃油價格波動的重大影響。儘管國際油價乃因應全球市場供求釐定，然而本地油價則由有關國家政府機關調節。截至二零零六年十二月三十一日止以及截至二零零五年十二月三十一日止，燃油開支分別相當於本集團營運成本總額的22%及19%。

3 財務風險管理*(續)*

3.1 財務風險因素*(續)*

(b) 信貸風險

本集團並無重大集中的信貸風險。本集團有政策限制對任何財務機構的信貸額。本集團亦有政策確保所提供之服務對象是擁有適當信貸歷史的客戶並且本集團定期對客戶的信貸狀況進行評估。本集團過往收回的應收賬款及其他應收款均在記錄限額以內。概無單一客戶於有關年度佔總收入10%或以上。

(c) 流動資金風險

審慎的流動資金風險管理包括維持充裕的現金及通過取得足夠的已承諾批出的信貸額保持充裕的資金。本集團旨在保持已承諾批出的信貸融通以維持資金的靈活性。

本集團通過結合經營業務所得資金及銀行貸款應付營運資金所需。

(d) 現金流量及公平值利率風險

本集團並無重大計息資產。

本集團的利率風險來自貸款。按變動利率發行的貸款令本集團承受現金流量利率風險。按固定利率發行的貸款令本集團承受公平值利率風險。於二零零六年十二月三十一日及二零零五年十二月三十一日，分別有超過64%及71%的本集團貸款按固定利率計算。本集團貸款的加權平均實際利息率及還款計劃於附註26披露。

本集團未使用任何利率掉期方式以對沖其利率風險，但本集團可能在未來使用利率掉期衍生工具以對沖任何利率風險。

3 財務風險管理(續)

3.2 公平值估計

由於應收貿易賬款及票據、預付賬款及其他應收賬款、現金及現金等價物、應付貿易賬款及票據、應計費用及其他應付賬款、短期銀行貸款以及與集團公司之往來存在較短到期期限，因此上述財務資產和負債的賬面值減估計信貸調整，被假定接近其公平值。作為披露目的，長期財務負債公平值的估計按未來合約現金流量以本集團類似金融工具可得的現有市場利率貼現計算。

4 關鍵會計估算及判斷

用於編製財務報告之估算和判斷會被持續評估，並根據過往經驗和其他因素進行評價，包括在有關情況下相信為合理的對未來事件的預測。

本集團對未來作出估算和假設。所得的會計估算如其定義，很少會與其實際結果相同。很大機會導致下個財政年度的資產和負債的賬面值作出重大調整的估算和假設討論如下：

(i) 固定資產之估計減值

依據披露於附註2.9之會計政策，本集團於每年度評估固定資產及土地使用權是否存在減值跡象，固定資產的可收回價值依據可利用價值計算。該等計算及評估依賴於判斷及估計之使用。

(ii) 所得税

本集團需要在多個司法權區繳納所得税。在釐定全球所得税撥備時，需要作出重大判斷。在一般業務過程中，有許多交易和計算所涉及的最終税務釐定都是不確定的。如此等事件的最終税務後果與最初記錄的金額不同，此等差額將影響作出此等釐定期間的所得税和遞延税撥備。

4 關鍵會計估算及判斷（續）

(ii) 所得税（續）

遞延税項資產之確認，乃在於管理層預期遞延税項資產能應用於未來盈利，但實際應用結果可能有所不同。

(iii) 固定資產之可用年期

管理層考慮本集團固定資產預計可用年期及殘值。當可用年期及殘值與過往估計不同時，管理層將重訂折舊支出。或當科技落伍或非策略資產被放棄或出售時，將其註銷或減值。

(iv) 營運成本撥備

營運成本主要包括集裝箱及貨物成本、船舶及航程成本和支線及其他成本等按附註2.19所列以完成百分比基礎確認。該等費用之賬單大概於費用產生後六個月內收妥，因此，營運成本之確認乃根據服務提供及與供貨商同意之最新價目報告而釐定。

若某一航程實際費用與估量費用不同，將對未來期間營運成本有所影響。過往，本集團並未經歷估量費用與實際費用有重大偏差。

5 營業額及分部資料

本集團之主要業務為擁有、租賃及營運集裝箱船舶，以提供國際及國內集裝箱航運服務。營業額指來自班輪及租船服務之總收益(扣除折扣(如適用))。

	二零零六年 人民幣千元	二零零五年 人民幣千元
營業額		
班輪	**30,375,447**	28,126,526
租船	**126,931**	248,154
	30,502,378	28,374,680

根據本集團之內部財務匯報，本集團決定以業務分部呈報為主要呈報格式，而地區分部為次要呈報格式。

業務分部呈報方式包括提供班輪服務及租船業務。至於地區分部呈報方式，分部收入來自覆蓋全球主要航線之班輪及租船服務。

主要呈報格式－業務分部

本集團業務分為兩個主要業務類別：班輪及租船。本集團業務以提供班輪服務為主，租船業務之規模不足以作獨立呈報。

5 營業額及分部資料(續)

次要呈報格式－地區分部

本集團之班輪及租船業務遍及全球。營業額來自全球主要航線包括北美洲、南美洲、歐洲／地中海、澳洲、東亞及東南亞、中東、中國國內及其他。

董事認為，基於本集團之業務性質，就香港會計準則第14號「分部申報」之定義而言，按特定地區分部劃分本集團之資產不具意義。因此，只有營業額呈報地區分部資料：

	二零零六年 人民幣千元	二零零五年 人民幣千元
北美洲	**12,840,106**	11,060,184
南美洲	**650,379**	281,271
歐洲／地中海	**8,600,589**	10,372,910
澳洲	**1,278,240**	1,378,370
東亞及東南亞	**1,596,373**	1,758,694
中東	**1,097,042**	78,322
中國國內	**2,419,817**	1,938,820
其他	**2,019,832**	1,506,109
	30,502,378	28,374,680

6 營運成本

	二零零六年 人民幣千元	二零零五年 人民幣千元
營運成本		
集裝箱及貨物	**12,789,231**	10,473,989
船舶及航程	**10,280,565**	7,752,946
支線及其他	**5,321,810**	5,104,197
	28,391,606	23,331,132

7 其他營運收入

	二零零六年 人民幣千元	二零零五年 人民幣千元
利息收入	**74,849**	84,801
諮詢科技服務收益	**42,213**	25,825
應收賬款減值轉回	**16,109**	–
收回之前的索償款項	–	28,305
補償款 *(附註(i))*	–	99,331
	133,171	238,262

附註：

(i) 依照同系附屬公司與洛杉磯市政府在二零零五年五月二十一日簽訂的協議，洛杉磯市政府賠償因其延遲提供停泊口岸100至102號碼頭於同系附屬公司所造成的損失。此處列示的賠款收入為同系附屬公司用來自前面所提及的應收於洛杉磯市政府的補償款對因上述原因延遲提供港口相關服務所造成本公司額外的成本增加而同意支付12,000,000美元的補償。

8 按性質分類的費用

	二零零六年 人民幣千元	二零零五年 人民幣千元
核數師酬金	**4,980**	4,500
所消耗燃油成本	**6,311,076**	4,383,763
折舊：		
－根據營運租賃出租之自置集裝箱船舶	**14,462**	20,316
－其他自置資產	**694,170**	414,101
－融資租賃下之集裝箱	**474,856**	441,202
	1,183,488	875,619
出售固定資產之虧損	**11,645**	5,034
營運租賃：		
－集裝箱船舶	**2,399,354**	2,360,813
－集裝箱	**587,676**	587,459
－房屋	**43,000**	32,809
	3,030,030	2,981,081
應收賬款減值撥備	**–**	6,211
僱員福利開支，包括董事及監事酬金 *(附註9,10)*	**739,498**	605,171
外幣匯兑損失	**19,034**	58,699
銀行手續費用	**4,372**	1,598

9 僱員福利開支

僱員福利開支(包括董事及監事酬金)之分析如下：

	二零零六年 人民幣千元	二零零五年 人民幣千元
員工薪酬及聘用船員開支	**562,486**	475,080
社會福利金	**124,727**	94,849
退休金成本	**50,853**	33,791
賦予董事與員工以股份為基礎的補償 *(附註(i))*	**1,432**	1,451
	739,498	605,171

9 僱員福利開支

附註：

(i) H股股票增值權計劃

根據在二零零五年十月十二日公司第二次臨時股東大會通過的《關於採納並通過<H股股票增值權計劃>及其實施辦法的議案》，公司實施H股股票增值權計劃作為適當的激勵機制。在此計劃下，股票增值權(「增值權」)分為單位授出，每單位對應1股本公司H股。在股份增值權計劃下本公司毋須發行股份。行使增值權時，被授予人於扣除任何預扣稅後，將以人民幣現金獲取相當於所行使增值權數目乘以本公司H股市價超出增值權行使價的升值額(如有)的款項，並根據當時人民幣與港元的適用匯率轉換成人民幣。本公司H股於行使增值權時的市價，將為本公司H股於行使日期前四個交易日及行使當日在聯交所的平均收市價。

參與人的範圍為：公司董事會成員(不包括獨立非執行董事)、公司監事會成員(不包括獨立監事)，公司管理層，公司經營部門正職和管理部門正職，下屬控股子公司負責人。

該計劃有效期為十年，共計擬派發佔目前公司總股本2%，即12,060萬份的增值權，共分三次分別授予，首次授予和二次年度授予，首次授予的日期為二零零五年十月十二日，共授予3,015萬份增值權，佔目前公司總股本的0.5%；二次年度授予的日期分別為二零零七年七月一日和二零零九年七月一日。

規定行權鎖定期為自授予之日起算的二周年，在第三、四、五年內可分別對不超過該次被授予的增值權總量的30%、60%、100%進行行權，在本計劃有效期(十年)滿前行權有效，有效期滿後尚未行權的增值權自動失效。

截至二零零六年十二月三十一日止年度，尚沒有任何增值權單位被行使。本公司就增值權在適用的歸屬期確認相關的費用。截至二零零六年十二月三十一日止年度，本集團確認的增值權薪酬費用為人民幣1,432,000元(二零零五年：人民幣1,451,000元)。

10 董事、監事及高級管理人員薪酬

(a) 董事及監事薪酬

各位董事及監事截至二零零六年十二月三十一日止年度的薪酬如下列示：

董事及監事姓名	袍金	基本薪金	退休金及其他社會福利	總計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
二零零六年				
董事				
賈鴻祥先生	–	146	166	312
黃小文先生	–	144	157	301
趙宏舟先生	–	115	139	254
胡漢湘先生	88	–	–	88
顧念祖先生	88	–	–	88
汪宗熙先生	88	–	–	88
林兆偉先生	275	–	–	275
監事				
黃新明先生	–	144	166	310
華民先生	88	–	–	88
潘英麗女士	88	–	–	88
王修平先生	–	358	93	451
	715	907	721	2,343

10 董事、監事及高級管理人員薪酬（續）

(a) 董事及監事薪酬（續）

各位董事及監事截至二零零五年十二月三十一日止年度的薪酬如下列示：

董事及監事姓名	袍金 人民幣千元	基本薪金 人民幣千元	退休金及 其他社會福利 人民幣千元	總計 人民幣千元
二零零五年				
董事				
賈鴻祥先生	–	568	156	724
黃小文先生	–	511	143	654
趙宏舟先生	–	454	130	584
胡漢湘先生	88	–	–	88
顧念祖先生	88	–	–	88
汪宗熙先生	88	–	–	88
林兆偉先生	275	–	–	275
監事				
黃新明先生	–	568	156	724
華民先生	88	–	–	88
潘英麗女士	88	–	–	88
王修平先生	–	295	77	372
	715	2,396	662	3,773

本公司並無董事或監事放棄任何酬金（二零零五年：零）。本公司亦並無向任何董事或監事支付任何酌情發放的獎金（二零零五年：零）。

於本年度內，本公司的其餘六名董事（二零零五年：七名）和二名監事（二零零五年：三名）並無收取本公司或任何附屬公司的任何酬金。

10 董事、監事及高級管理人員薪酬(續)

(b) 五名最高薪酬之人士

於本年度內本公司五名最高薪酬之人士不包括任何董事(二零零五年：三名)和監事(二零零五年：一名)。支付予五名最高薪酬之人士(二零零五年：其餘一名)之酬金詳情如下：

	二零零六年 人民幣千元	二零零五年 人民幣千元
基本薪金及津貼	**2,129**	1,061
退休金及其他福利	**475**	312
	2,604	1,373

上述五名最高薪酬之人士(二零零五年：一名)之酬金介乎以下範圍：

	二零零六年	二零零五年
零元至1,000,000港元 (相當於約人民幣1,004,000元)	**5**	–
1,000,000港元至2,000,000港元 (相當於約人民幣1,004,000元至2,008, 000元)	**–**	1
	5	1

(c) 於本年度內，本集團並無向任何董事、監事或五名最高薪酬人士支付任何酬金，以作為吸引加入本集團或於加入時給予之禮聘金，或作為失去職位之補償(二零零五年：零)。

11 融資成本

	二零零六年 人民幣千元	二零零五年 人民幣千元
利息支出：		
－銀行貸款	**362,627**	278,404
－應付融資租賃款項	**295,123**	288,520
利息支出總額	**657,750**	566,924
減：在建中船舶予以資本化之金額	**(123,751)**	(139,651)
	533,999	427,273

截至二零零六年十二月三十一日止年度，適用於供一般用途而借入及用作興建中船舶之資金之資本化比率為每年5.43%（二零零五年：5.46%）。

12 稅項

(a) 所得稅費用

	二零零六年 人民幣千元	二零零五年 人民幣千元
即期所得稅		
－香港利得稅 *(附註(i))*	**1,214**	2,198
－中國企業所得稅 *(附註(ii))*	**76,504**	234,807
遞延稅項 *(附註28)*	**200,129**	487,163
	277,847	724,168

附註：

(i) 香港利得稅

香港利得稅已就截至二零零六年十二月三十一日止年度估計應課稅利潤按稅率17.5%提取準備(二零零五年：17.5%)。

12 稅項 *(續)*

(a) 所得稅費用 *(續)*

(ii) **中國企業所得稅(「企業所得稅」)**

本公司為根據中華人民共和國公司法在上海浦東新區註冊成立的股份制企業，根據相關的政策法規，本公司企業所得稅的稅率為15%。

截至二零零六年十二月三十一日止年度，本公司在中國境內註冊成立的附屬公司按0%-33%的稅率繳企業所得稅(二零零五年：0%-33%)。

根據企業所得稅的有關規定，中國企業通過其全資境外機構取得的來源於中國境外的所得應當繳納企業所得稅。本公司取得相關稅務機關的批准，對本公司海外附屬公司的利潤均按16.5%的固定稅率繳納企業所得稅。

(iii) 本集團除所得稅前利潤之稅款，與按本公司營運所在地國家之稅率計算而產生之理論性金額之差額如下：

	二零零六年 人民幣千元	二零零五年 人民幣千元
除所得稅前利潤	**1,142,561**	4,309,263
減：應佔聯營公司利潤	**(6,529)**	(5,960)
	1,136,032	4,303,303
按15%之稅率計算(二零零五年：15%)	**(170,405)**	(645,495)
核銷融資租賃之遞延稅項資產 *(附註28)*	**(69,148)**	–
附屬公司不同稅率之影響	**(38,294)**	(78,673)
稅項支出	**(277,847)**	(724,168)

12 稅項(續)

(b) 其他稅項

(i) 增值稅

本公司在中國之附屬公司須繳納增值稅，有關之稅項以售價按一般性稅率17%徵收。當因為之前就購買原料或半製成品已繳付的進項增值稅而產生的進項稅款回撥，可用以抵銷因銷售而產生的銷項增值稅，以釐定應繳增值稅之淨額。

(ii) 營業稅

本公司及其在中國之附屬公司提供班輪服務之收入，於二零零六年按介乎3%至5%之稅率繳納營業稅(二零零五年：3%至5%)。

13 本公司權益持有人應佔利潤

記入本公司賬目之本公司權益持有人應佔利潤為人民幣309,716,000元(二零零五年：人民幣1,344,212,000元)。

14 每股盈利

每股基本盈利是按本公司權益持有人應佔利潤人民幣859,210,000元(二零零五年：人民幣3,582,782,000元)以及已發行股份之股數6,030,000,000股(二零零五年：6,030,000,000股)計算。

	二零零六年 人民幣千元	二零零五年 人民幣千元
本公司權益持有人應佔利潤	**859,210**	3,582,782
已發行普通股股數(千股)	**6,030,000**	6,030,000
每股基本盈利(人民幣元每股)	**人民幣0.14**	人民幣0.59

由於本公司在本年度內無任何可攤薄潛在普通股，故並無呈列每股攤薄盈利。

15 股息

	二零零六年 人民幣千元	二零零五年 人民幣千元
擬派末期股息，每股人民幣0.04元 （二零零五年：人民幣0.12元）*（附註(i)）*		
一 每國內股	**144,400**	433,200
一 每H股	**96,800**	290,400
	241,200	723,600

附註：

(i) 截至二零零六年止年度內支付的股息為二零零五年擬派末期股息人民幣723,600,000元（每股人民幣0.12元）。截至二零零五年止年度內支付的股息包括支付給最終控股公司的特別股息人民幣480,098,000元和二零零四年最終建議派發的股息人民幣1,206,000,000元（每股人民幣0.2元）。二零零六年的末期股息每股人民幣0.04元，合計為人民幣241,200,000元，於二零零七年四月十日召開的董事會上建議派發。本賬目未反映此項應付股息。

16 固定資產

本集團

	集裝箱船舶 人民幣千元	樓宇 人民幣千元	在建中船舶 人民幣千元	在建工程 人民幣千元	本集團營運租賃船舶之改良成本 人民幣千元	集裝箱 人民幣千元	汽車 人民幣千元	計算機及辦公室設備 人民幣千元	總計 人民幣千元
於二零零五年一月一日									
成本	9,390,632	–	4,351,466	225,601	326,288	3,480,108	36,409	178,686	17,989,190
累計折舊及減值虧損	(1,013,012)	–	–	–	(240,074)	(1,436,500)	(16,160)	(92,858)	(2,798,604)
賬面淨值	8,377,620	–	4,351,466	225,601	86,214	2,043,608	20,249	85,828	15,190,586
截至二零零五年十二月三十一日止年度									
年初賬面淨值	8,377,620	–	4,351,466	225,601	86,214	2,043,608	20,249	85,828	15,190,586
匯兌差額	(17,758)	–	(70,918)	–	–	(16,841)	–	–	(105,517)
轉撥	4,592,311	169,826	(4,592,311)	(209,304)	–	–	–	39,478	–
轉撥至土地使用權	–	–	–	(13,918)	–	–	–	–	(13,918)
增添	29,966	–	3,919,286	13,022	8,456	2,325,224	6,571	40,415	6,342,940
從同系附屬公司購入	71,001	–	–	–	–	167,251	–	–	238,252
出售	–	–	–	–	–	(4,309)	(417)	(1,185)	(5,911)
折舊	(344,007)	(2,689)	–	–	(17,416)	(476,399)	(5,256)	(29,852)	(875,619)
年末賬面淨值	12,709,133	167,137	3,607,523	15,401	77,254	4,038,534	21,147	134,684	20,770,813
於二零零五年十二月三十一日									
成本	14,066,152	169,826	3,607,523	15,401	334,744	5,948,550	41,931	253,412	24,437,539
累計折舊及減值虧損	(1,357,019)	(2,639)	–	–	(257,490)	(1,910,016)	(20,784)	(118,728)	(3,666,726)
賬面淨值	12,709,133	167,137	3,607,523	15,401	77,254	4,038,534	21,147	134,684	20,770,813
截至二零零六年十二月三十一日止年度									
年初賬面淨值	12,709,133	167,137	3,607,523	15,401	77,254	4,038,534	21,147	134,684	20,770,813
匯兌差額	(18,055)	–	(79,889)	–	–	(92,550)	(66)	(868)	(191,428)
轉撥	2,863,253	25,971	(2,863,253)	(37,312)	–	–	–	11,341	–
收購附屬公司之增添	–	–	–	–	–	–	103	2,682	2,785
增添	31,833	–	2,151,813	31,697	3,855	963,583	2,513	14,545	3,199,839
從同系附屬公司購入	54,760	–	–	–	–	837,731	–	–	892,491
出售	(8,049)	–	–	–	(11,032)	(4,277)	(381)	(3,422)	(27,161)
折舊	(519,777)	(4,160)	–	–	(30,905)	(583,032)	(5,072)	(40,542)	(1,183,488)
年末賬面淨值	15,113,098	188,948	2,816,194	9,786	39,172	5,159,989	18,244	118,420	23,463,851
於二零零六年十二月三十一日									
成本	16,975,344	195,797	2,816,194	9,786	166,498	6,847,128	43,958	274,957	27,329,662
累計折舊及減值虧損	(1,862,246)	(6,849)	–	–	(127,326)	(1,687,139)	(25,714)	(156,537)	(3,865,811)
賬面淨值	15,113,098	188,948	2,816,194	9,786	39,172	5,159,989	18,244	118,420	23,463,851

16 固定資產（續）

本公司

	集裝箱船舶 人民幣千元	樓宇 人民幣千元	在建中船舶 人民幣千元	在建工程 人民幣千元	本公司營運租賃船舶之改良成本 人民幣千元	集裝箱 人民幣千元	汽車 人民幣千元	計算機及辦公室設備 人民幣千元	總計 人民幣千元
於二零零五年一月一日									
成本	8,664,364	–	1,836,615	225,601	300,430	2,877,468	5,156	121,006	14,030,640
累計折舊及減值虧損	(956,288)	–	–	–	(222,412)	(1,424,147)	(2,598)	(68,209)	(2,673,654)
賬面淨值	7,708,076	–	1,836,615	225,601	78,018	1,453,321	2,558	52,797	11,356,986
截至二零零五年十二月三十一日止年度									
年初賬面淨值	7,708,076	–	1,836,615	225,601	78,018	1,453,321	2,558	52,797	11,356,986
轉撥	4,572,578	169,826	(4,572,578)	(208,374)	–	–	–	38,548	–
轉撥至土地使用權	–	–	–	(13,918)	–	–	–	–	(13,918)
增添	29,966	–	3,899,921	12,586	–	–	2,613	4,301	3,949,387
從同系附屬公司購入	71,001	–	–	–	–	–	–	–	71,001
出售	–	–	–	–	–	(4,277)	–	(436)	(4,713)
折舊	(322,929)	(2,689)	–	–	(12,518)	(356,108)	(750)	(13,729)	(708,723)
年末賬面淨值	12,058,692	167,137	1,163,958	15,895	65,500	1,092,936	4,421	81,481	14,650,020
於二零零五年十二月三十一日									
成本	13,337,909	169,826	1,163,958	15,895	300,430	2,870,311	7,769	161,915	18,028,013
累計折舊及減值虧損	(1,279,217)	(2,689)	–	–	(234,930)	(1,777,375)	(3,348)	(80,434)	(3,377,993)
賬面淨值	12,058,692	167,137	1,163,958	15,895	65,500	1,092,936	4,421	81,481	14,650,020
截至二零零六年十二月三十一日止年度									
年初賬面淨值	12,058,692	167,137	1,163,958	15,895	65,500	1,092,936	4,421	81,481	14,650,020
轉撥	1,468,235	25,971	(1,468,235)	(37,312)	–	–	–	11,341	–
增添	27,566	–	1,913,275	31,203	–	–	1,714	–	1,973,758
轉至附屬公司	–	–	–	–	–	(1,092,936)	–	–	(1,092,936)
出售	(8,049)	–	–	–	(11,032)	–	–	(128)	(19,209)
折舊	(483,952)	(4,160)	–	–	(25,359)	–	(1,133)	(25,538)	(540,142)
年末賬面淨值	13,062,492	188,948	1,608,998	9,786	29,109	–	5,002	67,156	14,971,491
於二零零六年十二月三十一日									
成本	14,812,456	195,797	1,608,998	9,786	128,329	–	9,483	171,254	16,936,103
累計折舊及減值虧損	(1,749,964)	(6,849)	–	–	(99,220)	–	(4,481)	(104,098)	(1,964,612)
賬面淨值	13,062,492	188,948	1,608,998	9,786	29,109	–	5,002	67,156	14,971,491

16 固定資產*(續)*

(a) 於二零零六年十二月三十一日，本集團根據融資租賃持有之集裝箱之賬面淨值約為人民幣3,806,385,000元（二零零五年：人民幣2,722,223,000元）。

(b) 於二零零六年一月一日，本公司將賬面淨值為人民幣1,092,936,000元之融資租賃持有之集裝箱轉撥至附屬公司。

(c) 於二零零六年十二月三十一日，本集團及本公司抵押作長期貸款抵押品之集裝箱船舶、在建中船舶及集裝箱之賬面淨值分別約為人民幣7,009,915,000元和人民幣4,941,694,000元（二零零五年：人民幣6,727,496,000元和人民幣5,463,524,000元）（附註26）。

(d) 於二零零六年十二月三十一日，本集團及本公司作為出租人之出租資產，包括根據租船安排出租船舶之總成本值、累積折舊及累積減值虧損分別為人民幣376,620,000元，人民幣162,758,000元，人民幣32,916,000元（二零零五年：人民幣486,383,000元，人民幣194,733,000元，人民幣32,916,000元）。

(e) 於二零零六年十二月三十一日，本集團及本公司之累積資本化借貸成本分別約為人民幣194,637,000元及人民幣71,098,000元（二零零五年：人民幣131,864,000元及人民幣62,013,000元），已計入在建中船舶之賬面值內。

(f) 於二零零六年十二月三十一日，本集團及本公司之集裝箱船舶之累積減值虧損為人民幣59,279,000元（二零零五年：人民幣59,279,000元）。

(g) 折舊費用人民幣1,163,981,000元（二零零五年：人民幣858,483,000元）已經記錄在綜合損益表的營運成本中，人民幣19,507,000元（二零零五年：人民幣17,136,000元）已經記錄在綜合損益表的行政及一般開支中。

17 土地使用權

本集團及本公司在土地使用權的權益指預付營運租賃款，按其賬面淨值分析如下：

	人民幣千元
截至二零零五年十二月三十一日止年度	
年初賬面淨值	–
自固定資產轉撥 *(附註16)*	13,918
本年攤銷	(232)
年末賬面淨值	13,686
於二零零五年十二月三十一日	
成本	13,918
累計攤銷	(232)
賬面淨值	13,686
截至二零零六年十二月三十一日止年度	
年初賬面淨值	13,686
本年攤銷	(330)
年末賬面淨值	13,356
於二零零六年十二月三十一日	
成本	13,918
累計攤銷	(562)
賬面淨值	13,356

集團持有的土地使用權全部位於中華人民共和國上海市境內，租賃期為自取得之日起在30年至50年不等。

18 商譽

	本集團 人民幣千元
截至二零零五年十二月三十一日止年度	
年初及年末賬面淨值	13,281
於二零零五年十二月三十一日	
成本	13,281
減值費用	–
賬面淨值	13,281
於二零零六年十二月三十一日止年度	
年初賬面淨值	**13,281**
收購附屬公司之增添	**33,146**
減值費用	**–**
年末賬面淨值	**46,427**
於二零零六年十二月三十一日	
成本	**46,427**
減值費用	**–**
賬面淨值	**46,427**

商譽減值測試

本集團每年根據附註2.8中所列示的會計政策對商譽進行減值測試。收購附屬公司股權所獲得商譽的賬面價值單獨在附屬公司作減值測試。

現金產生單位的可收回金額根據使用價值計算。計算方式利用現金流量預測，依據管理層核批的五年期財政預算。超過該五年期的現金流量採用估計增長率作出推算，該增長率與行業報告所載的預測符合一致。所採用的貼現率為稅前比率並反映相關分部的特定風險。

根據對商譽所作的減值測試，董事會認為集團的商譽賬面值無需提取減值準備。

19 附屬公司投資

	本公司	
	於十二月三十一日	
	二零零六年	二零零五年
	人民幣千元	人民幣千元
非上市權益，按成本	**396,188**	295,928
借予附屬公司之款項	**932,289**	1,177,258
	1,328,477	1,473,186

(a) 於本年度，本公司對其附屬公司上海浦海航運有限公司，泉州中海集裝箱運輸有限公司，中海集裝箱福州有限公司和龍口中海集裝箱運輸有限公司增加了註冊資本投入，金額分別為人民幣 100,000,000元，人民幣105,000元，人民幣105,000 元和人民幣 50,000 元。上海眾華滬銀會計師事務所，泉州名城有限責任會計師事務所，福州大正有限責任會計師事務所和煙臺金都有限責任會計師事務所分別對這些註冊資本投入進行了覆核，並分別在二零零六年八月十五日，二零零六年二月九日，二零零六年一月十四日，二零零六年二月二十二日出具了驗資報告。

(b) 借予附屬公司之款項將於二零零九年十二月二十七日償還，並無擔保，年利率為倫敦銀行同業拆放率加上0.05%計算。

(c) 於二零零六年十二月三十一日之附屬公司名單載於附註35(a)。

20 聯營公司投資

	本集團	
	於十二月三十一日	
	二零零六年	二零零五年
	人民幣千元	人民幣千元
年初餘額	**47,596**	46,892
應佔聯營公司業績		
－除所得税前利潤	**8,944**	8,164
－所得税	**(2,415)**	(2,204)
	6,529	5,960
已收股息	**(5,367)**	(5,256)
年末餘額	**48,758**	47,596

20 聯營公司投資(續)

	本公司	
	於十二月三十一日	
	二零零六年	二零零五年
	人民幣千元	人民幣千元
非上市投資,按成本	**29,214**	29,214

本集團及本公司在主要聯營公司(均為非上市)的權益如下:

	於十二月三十一日	
	二零零六年	二零零五年
	人民幣千元	人民幣千元
總資產	**51,280**	50,684
總負債	**2,522**	3,088
收益	**39,972**	35,987
淨利潤	**6,529**	5,960
持有權益百分比	**40%**	40%

於二零零六年十二月三十一日,關於聯營公司詳情載於附註35(b)。

21 共同控制實體投資

	本集團及本公司 於十二月三十一日 二零零六年 人民幣千元	二零零五年 人民幣千元
應佔資產淨值	**32,000**	—

本集團及本公司在主要共同控制實體(均為非上市)的權益如下：

	於十二月三十一日 二零零六年 人民幣千元	二零零五年 人民幣千元
資產總值	**32,000**	—
資產淨值	**32,000**	—
所佔權益比例	**50%**	—

於二零零六年十二月三十一日，關於共同控制實體詳情列載於附註35(c)。

本集團及本公司概無與於共同控制實體的投資有關的任何或然負債，且共同控制實體本身亦無任何或然負債。

22 應收貿易賬款及票據

	本集團 於十二月三十一日 二零零六年 人民幣千元	二零零五年 人民幣千元
應收貿易賬款		
一 同系附屬公司	**1,932,592**	1,997,785
一 其他	**1,431,516**	1,933,858
	3,364,108	3,931,643
應收票據	**126,295**	122,702
	3,490,403	4,054,345

22 應收貿易賬款及票據(續)

應收貿易賬款及票據之賬齡分析如下：

	本集團	
	於十二月三十一日	
	二零零六年	二零零五年
	人民幣千元	人民幣千元
一個月至三個月	**2,914,493**	2,547,888
四個月至六個月	**561,926**	699,593
七個月至九個月	**114,784**	428,547
十個月至十二個月	**–**	499,913
一年以上	**13,150**	8,463
	3,604,353	4,184,404
減：應收賬款減值撥備	**(113,950)**	(130,059)
	3,490,403	4,054,345

截至二零零六年十二月三十一日止年度，本集團轉回應收賬款減值撥備人民幣16,109,000元(附註7)。該收入包括於綜合損益表之其他營運收入。

	本公司	
	於十二月三十一日	
	二零零六年	二零零五年
	人民幣千元	人民幣千元
應收貿易賬款		
— 附屬公司	**664,393**	491,295
— 同系附屬公司	**292,996**	446,840
— 其他	**108,779**	11,325
	1,066,168	949,460
應收票據	**112,093**	78,245
	1,178,261	1,027,705

22 應收貿易賬款及票據(續)

應收貿易賬款及票據之賬齡分析如下:

	本公司	
	於十二月三十一日	
	二零零六年	二零零五年
	人民幣千元	人民幣千元
一個月至三個月	**1,170,648**	896,502
四個月至六個月	**12,240**	105,959
七個月至九個月	**4,554**	15,205
十個月至十二個月	**–**	39,404
一年以上	**13,150**	8,463
	1,200,592	1,065,533
減:應收賬款減值撥備	**(22,331)**	(37,828)
	1,178,261	1,027,705

應收貿易賬款及票據的賬面餘額與其公平值相似。

應收貿易賬款及票據賬面餘額按貨幣列示如下:

	本集團		本公司	
	於十二月三十一日		於十二月三十一日	
	二零零六年	二零零五年	二零零六年	二零零五年
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
人民幣	**1,176,638**	962,206	**412,932**	420,848
港幣	**7,717**	33,659	**–**	–
美元	**1,966,129**	2,419,871	**754,182**	575,168
其他貨幣	**339,919**	638,609	**11,147**	31,689
	3,490,403	4,054,345	**1,178,261**	1,027,705

由於本集團及本公司擁有遍布全球的大量客戶,因此應收貿易賬款並無集中的信貸風險。

22 應收貿易賬款及票據(續)

信貸政策

具有良好付款記錄之客戶授予介乎三十至五十天之信貸期。予其他客戶之發票一經發出即到期付款。

23 現金及現金等價物

	本集團		本公司	
	於十二月三十一日		於十二月三十一日	
	二零零六年	二零零五年	二零零六年	二零零五年
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
銀行及庫存現金	**2,065,367**	2,605,368	**881,695**	1,027,342
短期銀行存款	**850,175**	818,005	**43,363**	—
	2,915,542	3,423,373	**925,058**	1,027,342

短期銀行存款的實際利率為每年4.6%(二零零五年:3.6%);此等存款的平均到期日為5天(二零零五年:3天)。

現金及現金等價物按貨幣列示如下:

	本集團		本公司	
	於十二月三十一日		於十二月三十一日	
	二零零六年	二零零五年	二零零六年	二零零五年
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
人民幣	**889,378**	921,022	**602,632**	679,078
港幣	**120,764**	74,008	**41,716**	41,579
美元	**1,742,818**	2,232,504	**278,872**	301,559
其他貨幣	**162,582**	195,839	**1,838**	5,126
	2,915,542	3,423,373	**925,058**	1,027,342

於二零零六年十二月三十一日,本公司及若干附屬公司之現金及現金等價物金額人民幣1,302,895,000元(二零零五年:人民幣1,367,246,000元)存於中國的銀行存款賬戶並受控於中國外匯管制。

24 股本

	國有股每股人民幣一元	H股每股人民幣一元 (附註(i))	總計
	人民幣千元	人民幣千元	人民幣千元
於二零零五年十二月三十一日	3,610,000	2,420,000	6,030,000
於二零零六年十二月三十一日	**3,610,000**	**2,420,000**	**6,030,000**

附註：

(i) 除H股的持有人將會獲得以人民幣宣布但以港幣支付的股息外，所有H股和國有股均享有完全相等之權利。

25 其他儲備

本集團

	資本盈餘 人民幣千元	法定盈餘公積金 (附註(i)) 人民幣千元	法定公益金 (附註(ii)) 人民幣千元	任意盈餘公益金 (附註(iii)) 人民幣千元	換算 人民幣千元	總計 人民幣千元
於二零零五年一月一日	4,851,488	380,473	380,473	740	–	5,613,174
匯兌差異	–	–	–	–	(97,757)	(97,757)
利潤分配	–	407,262	206,159	–	–	613,421
於二零零五年十二月三十一日和二零零六年一月一日	4,851,488	787,735	586,632	740	(97,757)	6,128,838
匯兌差異	–	–	–	–	(194,233)	(194,233)
轉撥	–	586,632	(586,632)	–	–	–
利潤分配	–	63,910	–	–	–	63,910
於二零零六年十二月三十一日	**4,851,488**	**1,438,277**	–	**740**	**(291,990)**	**5,998,515**

本公司

	資本盈餘 人民幣千元	法定盈餘公積金 (附註(i)) 人民幣千元	法定公益金 (附註(ii)) 人民幣千元	總計 人民幣千元
於二零零五年一月一日	4,771,887	367,551	367,551	5,506,989
利潤分配	–	402,206	201,103	603,309
於二零零五年十二月三十一日和二零零六年一月一日	4,771,887	769,757	568,654	6,110,298
轉撥	–	568,654	(568,654)	–
利潤分配	–	59,977	–	59,977
於二零零六年十二月三十一日	**4,771,887**	**1,398,388**	–	**6,170,275**

25 其他儲備(續)

附註：

(i) 根據中國規例及本集團旗下各公司之公司章程，於分派每年度之淨利潤之前，各家在中國註冊之公司須從其該年度在扣除以前年度任何虧損後之法定淨利潤(按中國企業會計準則及企業會計制度釐定)撥出10%至法定盈餘公積金。當此法定盈餘公積金達到各有關公司股本之50%時，其餘之任何分配均屬選擇性。法定盈餘公積金可用於抵銷以前年度之虧損或發行紅股。然而，該等法定盈餘公積金必須維持不可低於該實體進行發行後股本之25%。

(ii) 在二零零六年一月一日前，本集團旗下在中國註冊的公司，須以年內法定淨利潤(按中國企業會計準則及企業會計制度釐定)撥出5%至10%至法定公益金。法定公益金是用於為實體之員工建造或收購資本項目，而不得用於支付員工福利開支。這些資本項目的所有權屬該實體所有。

根據二零零五年十月二十七日修改後的中國公司法，本公司自二零零六年一月一日起，已毋須提取利潤至法定公益金，根據中國財政部的財企 [2006] 67號文，於二零零六年一月一日此公益金的餘額已轉撥至法定盈餘公積金。

(iii) 將部分附屬公司的盈餘轉為任意盈餘公積金。

26 銀行貸款

	本集團		本公司	
	於十二月三十一日		於十二月三十一日	
	二零零六年	二零零五年	二零零六年	二零零五年
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
非流動負債				
長期銀行貸款	**5,538,152**	5,107,112	**3,408,940**	3,616,800
流動負債				
短期銀行貸款	**400,000**	–	**400,000**	–
長期銀行貸款－即期部分	**707,608**	501,053	**475,000**	380,000
	1,107,608	501,053	**875,000**	380,000
	6,645,760	5,608,165	**4,283,940**	3,996,800
重新表述				
－無抵押	**1,642,870**	817,439	**862,000**	154,000
－有抵押	**5,002,890**	4,790,726	**3,421,940**	3,842,800
銀行貸款總計	**6,645,760**	5,608,165	**4,283,940**	3,996,800
分析如下				
－須於五年內全數償還	**4,347,310**	–	**2,902,700**	–
－毋須於五年內全數償還	**2,298,450**	5,608,165	**1,381,240**	3,996,800
銀行貸款總計	**6,645,760**	5,608,165	**4,283,940**	3,996,800

26 銀行貸款(續)

銀行貸款付款期限如下：

	本集團		本公司	
	於十二月三十一日		於十二月三十一日	
	二零零六年	二零零五年	**二零零六年**	二零零五年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
一年內	**1,107,608**	501,053	**875,000**	380,000
第二年	**707,608**	753,461	**475,000**	552,560
第三年至第五年	**4,079,808**	2,543,910	**2,622,700**	1,945,695
五年後	**750,736**	1,809,741	**311,240**	1,118,545
	6,645,760	5,608,165	**4,283,940**	3,996,800

於二零零六年十二月三十一日，本集團及本公司長期銀行貸款擔保列示如下：

(i) 以本集團和本公司賬面淨值分別約為人民幣7,009,915,000元及人民幣4,941,694,000元(二零零五年：人民幣6,727,496,000元及人民幣5,463,524,000元)之若干集裝箱船舶、在建集裝箱船舶及集裝箱作抵押(附註16(c))。

(ii) 以對若干擁有貨船的附屬公司股份押記作為抵押(附註35(a)(ii))。

(iii) 在建船舶擔保合同。

26 銀行貸款*(續)*

根據類別及貨幣對本集團和本公司銀行貸款的賬面價值所作分析如下：

	本集團		本公司	
	於十二月三十一日		於十二月三十一日	
	二零零六年	二零零五年	二零零六年	二零零五年
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
人民幣				
一 固定利率	**4,283,940**	3,996,800	**4,283,940**	3,996,800
一 浮動利率	**–**	–	**–**	–
美元				
一 固定利率	**–**	–	**–**	–
一 浮動利率	**2,361,820**	1,611,365	**–**	–
	6,645,760	5,608,165	**4,283,940**	3,996,800

於資產負債表日，加權平均實際利率如下列示：

	本集團		本公司	
	於十二月三十一日		於十二月三十一日	
	二零零六年	二零零五年	二零零六年	二零零五年
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
銀行貸款				
一人民幣	**5.18%**	5.46%	**5.18%**	5.46%
一 美元	**5.96%**	4.05%	**–**	–

短期銀行貸款的賬面值與其公平值相近。

26 銀行貸款(續)

長期銀行貸款的賬面價值及其公平值列示如下：

	本集團		本公司	
	於十二月三十一日		於十二月三十一日	
	二零零六年	二零零五年	二零零六年	二零零五年
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
賬面價值	**6,245,760**	5,608,165	**3,883,940**	3,996,800
公平值	**6,150,725**	5,521,114	**3,788,905**	3,909,749

美元銀行貸款的賬面值與其公平值相近。

人民幣銀行貸款的公平值根據基於利率每年6.12%(二零零五年：6.12%)的現金流貼現法計算得出。

本集團及本公司有如下尚未使用的信貸額度：

	本集團		本公司	
	於十二月三十一日		於十二月三十一日	
	二零零六年	二零零五年	二零零六年	二零零五年
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
浮動利率	**1,210,348**	143,581	**–**	–
固定利率	**4,760,360**	3,407,500	**4,760,360**	3,407,500
	5,970,708	3,551,081	**4,760,360**	3,407,500

27 應付融資租賃款項

	本集團 於二零零六年十二月三十一日 最低租賃 付款額 人民幣千元	財務支出 人民幣千元	最低租賃 付款額之 現值淨額 人民幣千元
應付融資租賃款項			
一年內	**995,756**	**300,032**	**695,724**
第二年	**889,384**	**224,690**	**664,694**
第三年至第五年	**2,106,029**	**374,336**	**1,731,693**
五年後	**865,105**	**62,243**	**802,862**
	4,856,274	**961,301**	**3,894,973**
減：一年內(即期部分)	**(995,756)**	**(300,032)**	**(695,724)**
	3,860,518	**661,269**	**3,199,249**

	本集團 於二零零五年十二月三十一日 最低租賃 付款額 人民幣千元	財務支出 人民幣千元	最低租賃 付款額之 現值淨額 人民幣千元
應付融資租賃款項			
一年內	716,348	257,667	458,681
第二年	683,496	205,430	478,066
第三年至第五年	1,584,020	355,130	1,228,890
五年後	768,413	70,395	698,018
	3,752,277	888,622	2,863,655
減：一年內(即期部分)	(716,348)	(257,667)	(458,681)
	3,035,929	630,955	2,404,974

27 應付融資租賃款項(續)

本集團應付融資租賃款項的實際利息為每年10.3%(二零零五年:14.0%)。

本集團應付融資租賃款項的公平值與賬面價值列示如下:

	本集團 二零零六年 人民幣千元	二零零五年 人民幣千元
賬面價值	**3,894,973**	2,863,655
公平值	**3,879,892**	2,850,612

公平值的計算基於出租人每年7.1%(二零零五年:8.4%)的內部收益率得出的現金流貼現值。

所有應付融資租賃款項均為美元。

於二零零六年一月一日,本公司將其賬面價值為人民幣1,283,526,000元之應付融資租賃款項轉撥至附屬公司。於二零零五年十二月三十一日,關於本公司應付融資租賃款項詳情如下:

本公司
於二零零五年十二月三十一日

	最低租賃付款額 人民幣千元	財務支出 人民幣千元	最低租賃付款額之現值淨額 人民幣千元
應付融資租賃款項			
一年內	443,924	151,086	292,838
第二年	406,719	111,348	295,371
第三年至第五年	753,745	157,539	596,206
五年後	116,918	17,807	99,111
	1,721,306	437,780	1,283,526
減:一年內(即期部分)	(443,924)	(151,086)	(292,838)
	1,277,382	286,694	990,688

於二零零五年十二月三十一日,本公司應付融資租賃款項的實際利息為每年14.8%。

27 應付融資租賃款項*(續)*

本公司應付融資租賃款項的公平值與賬面價值列示如下：

	本公司	
	二零零六年	二零零五年
	人民幣千元	人民幣千元
賬面價值	**–**	1,283,526
公平值	**–**	1,267,735

於二零零五年十二月三十一日，公平值的計算基於出租人每年12.0%的內部收益率得出的現金流貼現值。

所有應付融資租賃款項均為美元。

28 遞延所得稅

當有法定可執行權力將現有稅項資產與現有稅項負債抵銷，且遞延所得稅涉及同一財政機關，則可將遞延所得稅資產與負債互相抵銷。抵銷的金額如下：

	本集團		本公司	
	二零零六年	二零零五年	**二零零六年**	二零零五年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
遞延稅項資產				
一超過12個月後收回的遞延稅項資產	**(15,887)**	(72,759)	**(10,942)**	(67,814)
一在12個月內收回的遞延稅項資產	**(19,957)**	(9,791)	**(19,957)**	(9,791)
	(35,844)	(82,550)	**(30,899)**	(77,605)
遞延稅項負債				
一超過12個月後支銷的遞延稅項負債	**873,093**	719,670	**79,396**	36,769
	837,249	637,120	**48,497**	(40,836)

28 遞延所得稅*(續)*

遞延税項負債／(資產)的總變動如下：

	本集團	
	二零零六年 人民幣千元	二零零五年 人民幣千元
年初	**637,120**	149,957
在綜合損益表中計入*(附註12)*	**200,129**	487,163
年末	**837,249**	637,120

	本公司	
	二零零六年 人民幣千元	二零零五年 人民幣千元
年初	**(40,836)**	(94,164)
在損益表中計入	**89,333**	53,328
年末	**48,497**	(40,836)

年內遞延税項資產和負債沒有計入在同一徵税區內抵銷結餘的變動如下：

遞延税項負債：

	本集團			本公司
	附屬公司利潤 人民幣千元	殘值差異 人民幣千元	總計 人民幣千元	殘值差異 人民幣千元
於二零零五年一月一日	244,121	–	244,121	–
在損益表中計入	438,780	36,769	475,549	36,769
於二零零五年十二月三十一日	682,901	36,769	719,670	36,769
在損益表中計入	110,796	42,627	153,423	42,627
於二零零六年十二月三十一日	**793,697**	**79,396**	**873,093**	**79,396**

28 遞延所得稅*(續)*

遞延稅項主要為以16.5%固定比率計提的本公司海外附屬公司利潤之企業所得稅。該等遞延稅項將於本公司海外附屬公司將利潤分回時支付。

遞延稅項資產：

	本集團			
	融資租賃負債之利息部分	**資本化塢修費用**	**稅項虧損**	**總計**
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
於二零零五年一月一日	(86,345)	(7,819)	–	(94,164)
在綜合損益表中計入／(轉回)	17,197	(638)	(4,945)	11,614
於二零零五年十二月三十一日	(69,148)	(8,457)	(4,945)	(82,550)
在綜合損益表中計入／(轉回)	69,148	(2,485)	(19,957)	46,706
於二零零六年十二月三十一日	**–**	**(10,942)**	**(24,902)**	**(35,844)**

28 遞延所得稅(續)

	本公司			
	融資租賃負債之利息部分	資本化塢修費用	稅項虧損	總計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
於二零零五年一月一日	(86,345)	(7,819)	–	(94,164)
在損益表中計入／(轉回)	17,197	(638)	–	16,559
於二零零五年十二月三十一日	(69,148)	(8,457)	–	(77,605)
在損益表中計入／(轉回)	69,148	(2,485)	(19,957)	46,706
於二零零六年十二月三十一日	**–**	**(10,942)**	**(19,957)**	**(30,899)**

就結轉的稅損而確認的遞延稅項資產僅限於有關之稅務利益有可能透過未來應課稅盈利實現的部分。本公司稅項虧損約人民幣133,048,000元尚有五年到期(二零零五年：無)。附屬公司稅項虧損約人民幣28,257,000元並無到期日(二零零五年：人民幣28,257,000元)。

29 應付貿易賬款及票據

	本集團	
	於十二月三十一日	
	二零零六年	二零零五年
	人民幣千元	人民幣千元
應付貿易賬款		
一同系附屬公司	**259,834**	467,858
一其他	**1,945,221**	2,281,554
	2,205,055	2,749,412
應付票據	**–**	10,000
	2,205,055	2,759,412

29 應付貿易賬款及票據(續)

應付貿易賬款及票據之賬齡分析如下：

	本集團 於十二月三十一日 二零零六年 人民幣千元	 二零零五年 人民幣千元
一個月至三個月	**2,132,189**	1,954,087
四個月至六個月	**45,774**	697,283
七個月至九個月	**27,092**	108,042
	2,205,055	2,759,412

	本公司 於十二月三十一日 二零零六年 人民幣千元	 二零零五年 人民幣千元
應付貿易賬款		
－附屬公司	**466,979**	428,404
－同系附屬公司	**362,793**	1,323,755
－其他	**288,431**	22,244
	1,118,203	1,774,403
應付票據	**80,000**	26,000
	1,198,203	1,800,403

29 應付貿易賬款及票據(續)

應付貿易賬款及票據之賬齡分析如下:

	本公司	
	於十二月三十一日	
	二零零六年	二零零五年
	人民幣千元	人民幣千元
一個月至三個月	**1,039,059**	1,661,288
四個月至六個月	**106,545**	139,115
七個月至九個月	**52,599**	—
	1,198,203	1,800,403

應付貿易賬款及票據賬面餘額與其公平值相近。

應付貿易賬款及票據賬面餘額按貨幣列示如下:

	本集團		本公司	
	於十二月三十一日		於十二月三十一日	
	二零零六年	二零零五年	二零零六年	二零零五年
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
人民幣	**841,803**	639,622	**297,226**	127,622
港幣	**56,075**	50,430	**—**	—
美元	**1,150,148**	1,931,201	**885,568**	1,630,921
其他貨幣	**157,029**	138,159	**15,409**	41,860
	2,205,055	2,759,412	**1,198,203**	1,800,403

30 綜合現金流量表附註

(a) **除所得稅前利潤與營運產生之現金淨額對賬：**

	二零零六年 人民幣千元	二零零五年 人民幣千元
除所得稅前利潤	**1,142,561**	4,309,263
折舊	**1,183,488**	875,619
土地使用權攤銷	**330**	232
應佔聯營公司利潤	**(6,529)**	(5,960)
利息支出	**238,876**	138,753
利息收入	**(74,849)**	(84,801)
(沖回)／計入應收賬款減值撥備	**(16,109)**	6,211
應付融資租賃款項之財務支出	**295,123**	288,520
出售固定資產虧損(見如下)	**11,645**	5,034
未計營運資金變動前營運利潤	**2,774,536**	5,532,871
燃油增加	**(82,655)**	(303,029)
應收貿易賬款及票據減少／(增加)	**654,496**	(695,725)
預付款項及其他應收賬款減少	**33,659**	184,334
應付貿易賬款及票據(減少)／增加	**(577,162)**	618,634
應計費用及其他應付賬款增加／(減少)	**172,832**	(32,867)
營運產生的淨現金	**2,975,706**	5,304,218

在現金流量表中，出售固定資產所得款項包括：

	二零零六年 人民幣千元	二零零五年 人民幣千元
賬面淨值 *(附註16)*	**27,161**	5,911
出售固定資產虧損 *(附註8)*	**(11,645)**	(5,034)
出售固定資產所得款項	**15,516**	877

30 綜合現金流量表附註(續)

(b) 重大非現金交易

截至二零零六年十二月三十一日止年度，集團就融資租賃資產於訂立租約時總價值為人民幣296,684,000元（二零零五年：人民幣1,353,002,000元）。

(c) 收購附屬公司

於二零零六年八月二十七日，本公司全資子公司中海集裝箱運輸(香港)有限公司(「中海香港」)與本集團同系附屬子公司中海物流(海外)有限公司、鵬達船務有限公司及中海(香港)船務代理有限公司簽署一項淨資產買賣協議。根據該協議，中海香港將向賣方購買五洲航運有限公司(「五洲航運」)所有的淨資產。轉讓淨資產的代價為人民幣80,141,000元。

五洲航運主要經營範圍為於中國提供船運服務。收購的資產和負債之詳情如下：

	公平值 人民幣千元	賬面價值 人民幣千元
固定資產	2,785	2,785
應收貿易賬款、預付賬款及其他應收賬款	79,740	79,740
現金及現金等價物	1,613	1,613
應付貿易賬款、應計費用及其他應付賬款	(37,023)	(37,023)
遞延稅項負債	(120)	(120)
收購的淨資產	46,995	
收購產生商譽	33,146	
以現金結算的股權收購代價	80,141	
收購的現金及現金等價物	(1,613)	
收購產生的現金流出淨額	78,528	

31 承擔

(a) 資本承擔

於二零零六年十二月三十一日及二零零五年十二月三十一日，本集團及本公司有以下重大資本承擔，但並未於資產負債表中作出撥備：

	本集團	
	於十二月三十一日	
	二零零六年	二零零五年
	人民幣千元	人民幣千元
已訂約但未撥備：		
一在建中船舶	**4,100,999**	4,315,787
一購買集裝箱	**–**	160,036
	4,100,999	4,475,823

	本公司	
	於十二月三十一日	
	二零零六年	二零零五年
	人民幣千元	人民幣千元
已訂約但未撥備：		
一在建中船舶	**3,969,969**	4,018,445

(b) 購買承擔

於二零零六年十二月三十一日及二零零五年十二月三十一日，本集團有下列重大購買燃油承擔，但並未於資產負債表中作出撥備：

	本集團	
	於十二月三十一日	
	二零零六年	二零零五年
	人民幣千元	人民幣千元
已訂約但未撥備：		
一購買燃油	**1,754,165**	415,914

31 承擔(續)

(c) 其他承擔

於二零零六年十二月三十一日及二零零五年十二月三十一日，本集團及本公司有下列重大承擔但並未於資產負債表作出撥備：

	本集團 於十二月三十一日 二零零六年 人民幣千元	二零零五年 人民幣千元
已訂約但未撥備：		
一投資	–	111,100

	本公司 於十二月三十一日 二零零六年 人民幣千元	二零零五年 人民幣千元
已訂約但未撥備：		
一投資	–	100,000

31 承擔(續)

(d) 租賃承擔

於二零零六年十二月三十一日及二零零五年十二月三十一日，本集團及本公司就不可撤銷營運租賃之未來最低租賃付款總額如下：

	本集團	
	於十二月三十一日	
	二零零六年	二零零五年
	人民幣千元	人民幣千元
土地及房屋：		
－一年內	**44,339**	41,385
－第二年至第五年	**62,835**	88,436
－五年後	**4,248**	12,867
	111,422	142,688
營運租賃下租入之船舶及集裝箱：		
－一年內	**2,935,592**	2,641,580
－第二年至第五年	**6,940,418**	5,667,242
－五年後	**3,825,150**	2,838,513
	13,701,160	11,147,335
	13,812,582	11,290,023

31 承擔*(續)*

(d) 租賃承擔*(續)*

	本公司 於十二月三十一日 二零零六年 人民幣千元	 二零零五年 人民幣千元
土地及房屋：		
一一年內	**6,420**	5,675
一第二年至第五年	**19,828**	22,701
一五年後	**3,639**	11,351
	29,887	39,727
營運租賃下租入之船舶及集裝箱：		
一一年內	**243,624**	283,861
一第二年至第五年	**338,940**	592,910
一五年後	**—**	41,206
	582,564	917,977
	612,451	957,704

32 未來營運租賃安排

於二零零六年十二月三十一日及二零零五年十二月三十一日，本集團及本公司就不可撤銷營運租賃之未來最低租賃收入總額如下：

	本集團 於十二月三十一日 二零零六年 人民幣千元	 二零零五年 人民幣千元
營運租賃下出租之船舶：		
－一年內	**49,960**	105,644
－第二年至第五年	**27,850**	7,722
	77,810	113,366

	本公司 於十二月三十一日 二零零六年 人民幣千元	 二零零五年 人民幣千元
營運租賃下出租之船舶：		
－一年內	**929,088**	1,504,449
－第二年至第五年	**1,979,036**	4,171,371
	2,908,124	5,675,820

33 或然負債

於二零零六年十二月三十一日，本集團及本公司並無重大或然負債。

34 重大有關連人士交易

本集團為隸屬於中國海運（集團）總公司（註冊於中華人民共和國境內）旗下的眾多同系附屬公司之一，與其他同系附屬公司之間存在大量的交易和交互的關連關係。中國海運（集團）總公司是一家國有企業，由中華人民共和國政府控制。上述中國海運（集團）總公司及中華人民共和國政府並未編撰賬目以用作公共用途。

本集團受控於中國海運（集團）總公司，同時其間接受控於在中華人民共和國境內控制數量眾多企業的中華人民共和國政府。根據香港會計準則第24條「關連人士之披露」，除中國海運（集團）總公司及其附屬公司之外直接或間接受控於中華人民共和國政府的國有企業及其附屬公司（「其他國有企業」）也被認為是本集團的關連人士。出於對重大關連方交易有相應披露的要求，本集團已經採取了一系列措施來確定與其有業務關連的客戶和供應商是否為國有企業。許多國有企業擁有較多層面的公司結構，並且企業控股權因受到企業轉讓和私有化的因素影響，使得企業的控股權時時變動。然而，本集團管理層認為有關其關連方交易的所有信息已經被充分披露。

除在賬目（附註16及附註 30）中披露關連方信息之外，下列即是集團與其有關連人士包括其他國有企業於二零零六年十二月三十一日和二零零五年十二月三十一日止及止年度日常交易及其餘額的總結。

34 重大有關連人士交易(續)

(a) 於本年度,就本報告而言,董事認為下列公司為本集團之有關連人士:

名稱	與本集團之關係
中國海運(集團)總公司	最終控股公司
鵬達船務有限公司	同系附屬公司
上海海運(集團)公司	同系附屬公司
廣州海運(集團)有限責任公司	同系附屬公司
大連海運(集團)公司	同系附屬公司
中海發展股份有限公司	同系附屬公司
中海客輪有限公司	同系附屬公司
中海(海南)海盛船務股份有限公司	同系附屬公司
上海仁川國際渡輪有限公司	同系附屬公司
中海碼頭發展有限公司	同系附屬公司
中海集團物流有限公司	同系附屬公司
中海船務代理有限公司	同系附屬公司
中海環球空運有限公司	同系附屬公司
中海工業有限公司	同系附屬公司
中海集團投資有限公司	同系附屬公司
中海國際貿易有限公司	同系附屬公司
中海電信有限公司	同系附屬公司
東方國際投資有限公司	同系附屬公司
中海新加坡控股有限公司	同系附屬公司
中海(澳大利亞)代理有限公司	同系附屬公司
中海集裝箱(日本)株式會社	同系附屬公司
中海集裝箱(韓國)株式會社	同系附屬公司
中海(歐洲)控股有限公司	同系附屬公司
中海供貿有限公司	同系附屬公司
中國海運(香港)控股有限公司	同系附屬公司
中海(北美)控股有限公司	同系附屬公司
中海(北美)代理有限公司	同系附屬公司
中海(馬來西亞)代理有限公司	同系附屬公司
中海(阿根廷)代理有限公司	同系附屬公司
中海(巴西)代理有限公司	同系附屬公司
中海(埃及)代理有限公司	同系附屬公司
West Basin Container Terminals LLC.	關連公司

除本報告其他處所披露外(附註16及附註30),本集團與有關連人士有以下交易及結餘。董事認為,該等交易是按正常商業條款及於本集團日常業務範圍內進行。

34 重大有關連人士交易(續)

(b) 與有關連人士之重大交易：

	附註	二零零六年 人民幣千元	二零零五年 人民幣千元
與有關連人士交易			
收入：			
資訊科技服務	*(i)*	**42,213**	25,825
集裝箱租賃	*(ii)*	**854**	4,785
班輪服務	*(i)*	**1,661,158**	941,774
租船收入	*(i)*	**7,592**	1,273
補償收入	*(附註7(i))*	**–**	99,331
支出：			
代理管理服務	*(i)*	**13,696**	14,705
與租賃集裝箱有關之應付融資租賃款項有關之利息部分	*(ii)*	**149,009**	213,254
集裝箱租約	*(ii)*	**67,682**	–
集裝箱底盤車租約	*(i)*	**39,400**	19,797
房屋租約	*(ii)*	**10,922**	11,902
貨物及班輪代理服務	*(i)*	**406,352**	208,924
集裝箱管理服務	*(i)*	**751,920**	790,380
期租船舶服務	*(i)*	**232,650**	288,188
光租船舶服務	*(i)*	**76,795**	56,769
修船服務	*(i)*	**58,560**	54,780
供應水、船舶燃料、潤滑劑、零部件及其他物料	*(i)*	**474,523**	346,144
堆場服務	*(i)*	**30,541**	19,075
資訊科技服務	*(i)*	**27,083**	27,755
商務用車供應	*(i)*	**952**	2,718
船員供應	*(i)*	**121,244**	140,450
裝卸服務	*(i)*	**875,888**	693,601
支線運輸服務	*(i)*	**164,379**	101,935
陸上集裝箱運輸成本	*(i)*	**152,151**	34,218

34 重大有關連人士交易（續）

(b) 與有關連人士之重大交易：（續）

(i) 關連交易均遵照本公司與同系附屬公司於二零零四年五月十日簽訂之交易總協定執行。

(ii) 關連交易均遵照本公司及同系附屬公司所簽訂的合約執行。

	二零零六年 人民幣千元	二零零五年 人民幣千元
與其他國有企業之交易		
收入：		
定期存款利息收入	**17,737**	19,873
支出：		
港口使用費	**2,507,759**	3,061,575
燃油與配件採購	**451,910**	352,229
利息支出	**312,265**	223,109
船舶維護成本	**81,277**	74,998
其他交易：		
所支付的船舶建造進度款	**1,518,655**	3,195,946

34 重大有關連人士交易（續）

(c) 與有關連人士之結餘

	二零零六年 人民幣千元	二零零五年 人民幣千元
與同系附屬公司之結餘		
應收貿易賬款（附註(i)）	**1,992,363**	2,059,573
減：撥備	**(59,771)**	(61,788)
	1,932,592	1,997,785
應付貿易賬款（附註(i)）	**(259,834)**	(467,858)
應付融資租賃款項（附註(ii)）	**(957,684)**	(1,283,526)
	715,074	246,401

附註：

(i) 該等結餘由本集團日常業務所產生，並為無抵押及免息。

(ii) 本集團從同系附屬公司取得融資租賃集裝箱，該等結算按訂約雙方協定之平均息率11.6%計息（二零零五年：14.8%）。

34 重大有關連人士交易*(續)*

(c) 與有關連人士之結餘*(續)*

	二零零六年 人民幣千元	二零零五年 人民幣千元
與其他國有企業交易之結餘		
銀行存款*(附註(i))*	**1,350,583**	1,031,286
銀行借款*(附註(ii))*	**5,064,810**	3,821,800
其他應付款*(附註(iii))*	**985,105**	752,825

附註：

(i) 銀行存款之利息按市場之息率自每年0.72%至3.6%計息(二零零五年：0.72%至3.6%)。

(ii) 於二零零六年十二月三十一日，銀行借款以淨值人民幣4,941,694,000元(二零零五年：人民幣3,842,800,000元)之若干集裝箱船舶和在建中船舶作抵押。

(iii) 該等結餘由本集團日常業務所產生，並為無抵押及免息，亦無固定還款期限。

(d) 重要管理補償金

	二零零六年 人民幣千元	二零零五年 人民幣千元
薪金及其他短期員工福利	**2,806**	4,172
退休員工福利	**1,229**	975

35 附屬公司，聯營公司及共同控制實體詳細說明

(a) 附屬公司

於二零零六年十二月三十一日，本公司於下列附屬公司中擁有直接及間接權益：

名稱	註冊成立／成立日期	法定實體類別	已發行／註冊及繳足股本	應佔股權 直接持有	應佔股權 間接持有	主要業務
在中國成立及營運						
中海集裝箱運輸大連有限公司	二零零三年一月五日	有限責任公司	人民幣10,000,000元	90%	–	貨物代理及船舶代理
中海集裝箱運輸廣州有限公司	二零零三年一月二十六日	有限責任公司	人民幣10,000,000元	90%	–	貨物代理及船舶代理
中海集裝箱運輸海南有限公司 (附註(i))	二零零三年一月十四日	有限責任公司	人民幣10,000,000元	40%	–	貨物代理及船舶代理
中海集裝箱運輸青島有限公司	二零零三年一月十三日	有限責任公司	人民幣10,000,000元	90%	–	貨物代理及船舶代理
中海集裝箱運輸上海有限公司	二零零三年一月十三日	有限責任公司	人民幣71,140,000元	90%	–	貨物代理及船舶代理
中海集裝箱運輸深圳有限公司	二零零三年一月十五日	有限責任公司	人民幣10,000,000元	90%	–	貨物代理及船舶代理
中海集裝箱運輸天津有限公司	二零零三年一月三日	有限責任公司	人民幣10,000,000元	90%	–	貨物代理及船舶代理
中海集裝箱運輸廈門有限公司	二零零三年一月六日	有限責任公司	人民幣10,000,000元	90%	–	貨物代理及船舶代理

35 附屬公司，聯營公司及共同控制實體詳細説明(續)

(a) 附屬公司(續)

名稱	註冊成立／成立日期	法定實體類別	已發行／註冊及繳足股本	應佔股權		主要業務
				直接持有	間接持有	
中海集裝箱運輸(洋浦)有限公司	二零零二年十二月五日	有限責任公司	人民幣38,000,000元	90%	4%	國內集裝箱運輸，貨物銷售，訂倉，集裝箱運輸中心，轉運，興建堆場，集裝箱維修，租賃及買賣，船舶租賃及購買及集裝箱相關業務
中海(洋浦)冷藏儲運 有限公司 *(附註(i))*	二零零一年十二月十三日	有限責任公司	人民幣6,000,000元	40%	–	集裝箱運輸、配置及儲存、冷藏及倉儲業務、檢查及維修集裝箱及底盤車、租賃、進出口及供應設備及外界技術諮詢、進口冷藏集裝箱的發動機

35 附屬公司，聯營公司及共同控制實體詳細說明(續)

(a) 附屬公司(續)

名稱	註冊成立/成立日期	法定實體類別	已發行/註冊及繳足股本	應佔股權 直接持有	應佔股權 間接持有	主要業務
上海浦海航運有限公司	一九九二年十一月十九日	有限責任公司	人民幣222,911,111元	94.49%	4.96%	國際集裝箱航運，在國內沿海港口及沿長江水系港口之間運送貨物(包括集裝箱)；建造，修理，租賃及出售集裝箱；船舶租賃及出售；船員服務及培訓；以及其他船運服務；水上運輸貨物代理；及航運代理服務。
福州中海集裝箱運輸有限公司	二零零三年五月二十日	有限責任公司	人民幣500,000元	10%	81%	貨物代理及船舶代理
海口中海集裝箱運輸有限公司(附註(i))	二零零三年十一月五日	有限責任公司	人民幣3,000,000元	–	36%	貨物代理及船舶代理
江蘇中海集裝箱運輸有限公司	二零零三年九月十九日	有限責任公司	人民幣6,500,000元	45%	49.5%	運輸
連雲港中海集裝箱運輸股份有限公司	二零零三年三月十二日	有限責任公司	人民幣5,000,000元	10%	81%	貨物代理及船舶代理

35 附屬公司，聯營公司及共同控制實體詳細説明*(續)*

(a) 附屬公司*(續)*

名稱	註冊成立／成立日期	法定實體類別	已發行／註冊及繳足股本	應佔股權 直接持有	應佔股權 間接持有	主要業務
中海集裝箱運輸秦皇島有限公司	二零零三年五月六日	有限責任公司	人民幣500,000元	10%	81%	貨物代理及船舶代理
日照中海集裝箱運輸有限公司	二零零三年七月十八日	有限責任公司	人民幣500,000元	–	90.1%	貨物代理及船舶代理
中海集裝箱運輸浙江有限公司	二零零三年六月十八日	有限責任公司	人民幣7,000,000元	45%	49.5%	貨物代理及船舶代理
丹東中海集裝箱運輸有限公司	二零零三年四月十八日	有限責任公司	人民幣500,000元	–	90.01%	貨物代理及船舶代理
東莞中海集裝箱運輸有限公司	二零零四年五月十四日	有限責任公司	人民幣500,000元	10%	81%	貨物代理及船舶代理
防城港中海集裝箱運輸有限公司	二零零三年五月六日	有限責任公司	人民幣500,000元	10%	81%	貨物代理及船舶代理
江門中海集裝箱運輸有限公司	二零零三年八月二十一日	有限責任公司	人民幣500,000元	10%	81%	貨物代理及船舶代理
錦州中海集裝箱運輸有限公司	二零零三年三月十八日	有限責任公司	人民幣500,000元	–	90.1%	貨物代理及船舶代理
泉州中海集裝箱運輸有限公司	二零零三年九月二日	有限責任公司	人民幣500,000元	10%	81%	貨物代理及船舶代理
汕頭中海集裝箱運輸有限公司	二零零三年四月十八日	有限責任公司	人民幣500,000元	10%	81%	貨物代理及船舶代理
營口中海集裝箱運輸有限公司	二零零三年一月九日	有限責任公司	人民幣1,000,000元	10%	81%	貨物代理及船舶代理

35 附屬公司，聯營公司及共同控制實體詳細說明(續)

(a) 附屬公司(續)

名稱	註冊成立/成立日期	法定實體類別	已發行/註冊及繳足股本	應佔股權 直接持有	應佔股權 間接持有	主要業務
湛江中海集裝箱運輸有限公司	二零零三年五月二十三日	有限責任公司	人民幣500,000元	10%	81%	貨物代理及船舶代理
中山中海集裝箱運輸有限公司	二零零三年五月十五日	有限責任公司	人民幣500,000元	10%	81%	貨物代理及船舶代理
威海中海集裝箱運輸有限公司	二零零四年九月八日	有限責任公司	人民幣5,000,000元	–	90.1%	貨物代理及船舶代理
煙台中海集裝箱運輸有限公司	二零零六年十二月二十一日	有限責任公司	人民幣5,000,000元	–	90%	貨物代理及船舶代理
龍口中海集裝箱運輸有限公司	二零零六年二月二十三日	有限責任公司	人民幣500,000元	10%	81%	貨物代理及船舶代理
中海集裝箱運輸重慶有限公司	二零零五年四月二十五日	有限責任公司	人民幣5,000,000元	76.50%	14.18%	貨物代理及船舶代理
長沙中海集裝箱運輸有限公司	二零零五年四月十三日	有限責任公司	人民幣5,000,000元	76.50%	14.18%	貨物代理及船舶代理
中海集裝箱運輸蕪湖有限公司	二零零五年三月二十九日	有限責任公司	人民幣1,500,000元	76.50%	14.18%	貨物代理及船舶代理
南通中海集裝箱運輸有限公司	二零零五年六月二十一日	有限責任公司	人民幣5,000,000元	63%	28.35%	貨物代理及船舶代理
中海集裝箱運輸武漢有限公司	二零零五年五月二十六日	有限責任公司	人民幣5,000,000元	76.50%	14.18%	貨物代理及船舶代理
九江中海集裝箱運輸有限公司	二零零五年四月二十七日	有限責任公司	人民幣5,000,000元	76.50%	14.18%	貨物代理及船舶代理

35 附屬公司，聯營公司及共同控制實體詳細說明（續）

(a) 附屬公司（續）

名稱	註冊成立／成立日期	法定實體類別	已發行／註冊及繳足股本	應佔股權 直接持有	應佔股權 間接持有	主要業務
張家港中海集裝箱運輸有限公司	二零零五年三月十五日	有限責任公司	人民幣5,000,000元	63%	28.35%	貨物代理及船舶代理
在香港註冊成立及營運						
中海集裝箱運輸（香港）有限公司	二零零二年七月三日	有限責任公司	1,000,000港元	100%	–	國際集裝箱航運及班輪代理
五洲航運有限公司	一九九九年六月十一日	有限責任公司	10,000港元	–	100%	提供船運服務
在英屬處女群島註冊成立						
中海集裝箱運輸（亞洲）有限公司	二零零二年十月二十八日	有限責任公司	50,000美元	100%	–	船舶買賣及租賃
環州電器有限公司	二零零三年四月八日	有限責任公司	50,000美元	–	100%	開發諮詢科技系統及提供諮詢科技服務
Yangshan A Shipping Company Limited	二零零三年十二月二十三日	有限責任公司	50,000美元	–	100%	持有船舶
Yangshan B Shipping Company Limited	二零零三年十二月二十三日	有限責任公司	50,000美元	–	100%	持有船舶
Yangshan C Shipping Company Limited *(附註(i))*	二零零四年四月二十三日	有限責任公司	50,000美元	–	100%	持有船舶
Yangshan D Shipping Company Limited *(附註(i))*	二零零四年四月二十三日	有限責任公司	50,000美元	–	100%	持有船舶
在塞浦路斯共和國註冊成立						
Arisa Navigation Company Limited	二零零二年六月十八日	有限責任公司	CYP1,000	–	100%	持有船舶

35 附屬公司，聯營公司及共同控制實體詳細說明(續)

(a) 附屬公司(續)

附註：

(i) 根據其各自之組織章程大綱及公司章程，本公司有權為此等公司委任過半數的董事人數，因此此等公司被規類為附屬公司。

(ii) 於二零零六年十二月三十一日，該附屬公司股票為部分貸款作抵押(附註26)。

(b) 聯營公司

於二零零六年十二月三十一日，本集團於以下聯營公司擁有直接權益：

名稱	成立日期	法定實體類別	營運地點	註冊資本	應佔股本權益	主要業務
在中國成立						
上海海興遠倉國際物流有限公司	一九九五年五月十八日	有限責任公司	中國	11,600,000美元	40%	貨物代理及船舶代理

35 附屬公司，聯營公司及共同控制實體詳細說明（續）

(c) 共同控制實體

於二零零六年十二月三十一日，本集團於以下共同控制實體擁有直接權益：

名稱	成立日期	法定實體類別	營運地點	註冊資本	應佔股本權益	主要業務
在中國成立						
上海中海洋山國際集裝箱儲運有限公司	二零零六年十一月八日	有限責任公司	中國	人民幣64,000,000元	50%	集裝箱運輸、配置及儲存，冷藏及倉儲業務、檢查及維修集裝箱、租賃、裝卸及供應設備及外界技術諮詢

所有附屬公司、聯營公司及共同控制實體均為私人公司，或如在香港以外註冊成立或成立，均大致上具有香港註冊成立之私人公司相若之特性。

在於賬目所載之部分附屬公司、聯營公司及共同控制實體並無註冊英文名稱，故本報告所載的該等英文名稱為管理層從盡力翻譯該等公司的中文名稱得出的。

36 結算日後事項

(a) 批准發行企業債券

根據二零零七年三月二十六日召開的董事會會議之決議，本公司擬向所有中國地區除香港、中國澳門特別行政及台灣(「中國內地」)之合資格機構投資者發行年期為10年、固定息率介乎每年4.1%至4.4%之間、總值人民幣18億元的國內企業債券，債券所得款項淨額用於下列於中國內地之建造項目：(i)四艘集裝箱船舶(每艘容量4,250TEU)；及(ii)八艘集裝箱船舶(每艘容量8,530TEU)。該決議已經由之前二零零六年八月二十八日召開的臨時股東大會批准通過，並且結算日後於二零零七年度由國家發展改革委員會在文件「發改財金 [2007] 602號」中批准通過。

(b) 新所得税法

於二零零七年三月十六日，全國人民代表大會通過了《中華人民共和國企業所得税法》(「新企業所得税法」)。新企業所得税法將於二零零八年一月一日生效，國內企業所得税率將從33%下降至25%，外商投資企業的所得税率將從15%或24%上升至25%。新企業所得税法同時規定了對特定行業和經營活動的優惠税率、税收優惠政策、税收優惠政策的過渡辦法以及關於應納税所得額的計算。由於截至本會計報表批准報出日，實施新所得税法的具體辦法尚未由國務院頒布。因此，本公司尚無法合理估計新所得税法的實施對本公司於二零零六年十二月三十一日的遞延所得税資產和遞延所得税負債的賬面餘額產生的影響。本公司將在上述具體辦法及其他相關規定頒布後，進一步評價新企業所得税法對本公司未來期間的經營結果和財務狀況的影響。

37 最終控股公司

董事視載中華人民共和國成立之國有企業中國海運(集團)總公司為本集團之最終控股公司。

綜合業績

	二零零二年 人民幣千元	二零零三年 人民幣千元	二零零四年 人民幣千元	二零零五年 人民幣千元	二零零六年 人民幣千元
營業額	10,522,234	15,276,163	22,363,851	28,374,680	**30,502,378**
營運(損失)/利潤	(226,037)	1,859,408	5,201,223	4,730,576	**1,670,031**
融資成本	(384,849)	(450,917)	(512,495)	(427,273)	**(533,999)**
除所得税前(虧損)/利潤	(605,242)	1,406,918	4,694,568	4,309,263	**1,142,561**
所得税	10,196	(9,573)	(674,177)	(724,168)	**(277,847)**
除所得税後(虧損)/利潤	(595,046)	1,397,345	4,020,391	3,585,095	**864,714**
少數股東權益	(2,041)	(14,473)	(6,769)	(2,313)	**(5,504)**
本公司權益持有人應佔(虧損)/利潤	(597,087)	1,382,872	4,013,622	3,582,782	**859,210**
股息	–	–	1,686,098	723,600	**241,200**

綜合資產及負債

	二零零二年 人民幣千元	二零零三年 人民幣千元	二零零四年 人民幣千元	二零零五年 人民幣千元	二零零六年 人民幣千元
非流動資產	5,609,604	9,221,749	15,250,759	20,845,376	**23,604,392**
流動資產	3,128,673	4,262,361	9,784,101	8,159,952	**7,139,664**
流動負債	5,230,910	4,063,178	4,352,958	4,226,798	**4,593,201**
非流動負債	3,293,585	5,752,700	6,336,714	8,149,206	**9,574,650**
淨資產	213,782	3,668,232	14,345,188	16,629,324	**16,576,205**

附註：本集團截至二零零二年及二零零三年十二月三十一日止二年的業績及其於二零零二年及二零零三年十二月三十一日的資產及負債乃節錄自本公司於二零零四年六月四日刊發並詳細載列該綜合業績編製基準的招股章程。由於沒有重大的影響，故於二零零五年一月一日採納新香港財務報告準則後，並無就節錄自截至二零零二年及二零零三年十二月三十一日止二年的業績作出任何前期調整。本集團截至二零零五年及二零零六年十二月三十一日止年度的業績及其於二零零五年及二零零六年十二月三十一日的資產及負債乃與賬目第58至60頁所載者相同，並按賬目附註2所載基準呈列。

股東周年大會通知

茲通告中海集裝箱運輸股份有限公司(「**本公司**」)謹訂於二零零七年六月二十六日(星期二)下午二時整假座中華人民共和國(「**中國**」)上海市浦東新區福山路450號三樓第一會議室召開本公司二零零六年度股東周年大會(「**股東周年大會**」),以處理下列事宜:

普通決議案:

1. 省覽及批准本公司截至二零零六年十二月三十一日止年度董事會報告;

2. 省覽及批准本公司截至二零零六年十二月三十一日止年度監事會報告;

3. 省覽及批准本公司及本集團於及截至二零零六年十二月三十一日止年度經審計的財務報表和核數師報告;

4. 省覽及批准本公司截至二零零六年十二月三十一日止年度利潤分配方案、截至二零零六年十二月三十一日止年度末期股息派發方案、授權本公司董事會向本公司股東派發末期股息;

5. 省覽及確定本公司董事及監事截至二零零七年十二月三十一日止年度酬金;

6. 省覽及批准委任馬澤華先生為本公司非執行董事,自股東周年大會結束起生效,直至本公司二零零九年度股東周年大會結束為止,即二零一零年六月或前後。

   有關馬澤華先生的簡介已載於股東周年大會通知附註解釋第(A)段第155頁中;

7. 省覽及批准委任盤佔元先生為本公司獨立非執行董事,自股東周年大會結束起生效,直至本公司二零零九年度股東周年大會結束為止,即二零一零年六月或前後。

   有關盤佔元先生的簡介已載於股東周年大會通知附註解釋第(B)段第155頁中;

8. 省覽及批准委任沈康辰先生為本公司獨立非執行董事,自股東周年大會結束起生效,直至本公司二零零九年度股東周年大會結束為止,即二零一零年六月或前後。

   有關沈康辰先生的簡介已載於股東周年大會通知附註解釋第(C)段第155頁中;

9. 省覽及批准委任姚國建先生為本公司監事，自股東周年大會結束起生效，直至本公司二零零九年度股東周年大會結束為止，即二零一零年六月或前後。

有關姚國建先生的簡介已載於股東周年大會通知附註解釋第(D)段第156頁中；

10. 依據本公司章程第10.2條, 重新選舉下列人士為本公司董事，自股東周年大會結束起生效，直至本公司二零零九年度股東周年大會結束為止，即二零一零年六月或前後：

(a) 李紹德先生；

(b) 黃小文先生；

(c) 趙宏舟先生；

(d) 張建華先生；

(e) 王大雄先生；

(f) 張國發先生；

(g) 姚作芝先生；

(h) 徐輝先生；

(i) 胡漢湘先生；及

(j) 汪宗熙先生。

有關擬待重新選舉為本公司董事的簡介詳情請參閱本年報「董事、監事及高級管理層簡介」章節第21頁至第25頁；

11. 依據本公司章程第13.32條, 重新選舉下列人士為本公司監事，自股東周年大會結束起生效，直至本公司二零零九年度股東周年大會結束為止，即二零一零年六月或前後：

(a) 陳德誠先生；

(b) 屠士明先生；

(c) 華民先生；及

(d) 潘英麗女士。

有關擬待重新選舉為本公司監事的簡介詳情請參閱本年報「董事、監事及高級管理層簡介」章節第25頁至第26頁；

12. 省覽及批准聘任羅兵咸永道會計師事務所（香港執業會計師）及上海眾華滬銀會計師事務所分別為本公司的國際及國內核數師，任期至下屆股東周年大會結束及授權董事會的審核委員會決定其各自的酬金；

13. 省覽及批准：

(a) 修訂H股股票增值權計劃（「增值權計劃」）及增值權計劃實施辦法（「實施辦法」）部分條款（有關經修訂的增值權計劃及實施辦法的複本已提供予股東周年大會並由公司秘書以「A」和「B」分別標示，以供識別）；

(b) 依據修訂後的增值權計劃及實施辦法授予增值權；及

(c) 依據修訂後的增值權計劃及實施辦法所處及的所有事宜（請參閱背頁有關增值權計劃及其實施辦法主要條款重要修訂的概述）；

詳情參閱股東周年大會通知附註解釋第(E)段第156頁至第158頁。

特別決議案：

14. 省覽、酌情及批准：

「**動議**：

(1) 授予本公司董事會無條件一般性授權，以發行、配發及處置本公司的額外股份（不論是內資股或H股），以及作出或授出與此有關的要約、協議及選擇權，惟受下列條件所規限：

(a) 除非本公司董事會可能於有關期間內作出或授出可能須於有關期間結束後行使該等權力的要約、協議或選擇權，否則有關授權不得延長至超過有關期間；

(b) 本公司董事會配發或有條件或無條件同意將予配發(無論是否根據選擇權或以其他方式)之股本面值總額不得超過：

(i) 本公司已發行的內資股總面值的20%；及／或

(ii) 本公司已發行的H股總面值的20%，

兩者情況均以本決議案日期為准；及

(c) 本公司董事會將僅會根據(不時修訂的)中國公司法及香港聯合交易所有限公司證券上市規則行使有關授權下的權力，及將僅會於取得中國證券監督管理委員會及／或其他有關的中國政府機關的所有必要批准後行使有關授權下的權力；

就本決議案而言：

「內資股」指就本公司股本中面值為每股人民幣1.00元的國內投資股份，由中國投資者以人民幣持有；

「H股」指本公司股本中面值為每股人民幣1.00元的境外上市外資股，以港元認購及買賣；

「有關期間」指通過本決議案起直至下列最早日期止期間：

(i) 在本決議案通過後，本公司下屆股東周年大會結束時；或

(ii) 在本決議案通過後12個月屆滿時；或

(iii) 本公司股東於股東大會上以特別決議案撤回或修訂本決議案所載的授權當日；及

(2) 待董事會決議根據本決議案第(1)分段發行股份後，授權本公司的董事會：

(a) 批准、簽署及採取或促使簽署及採取他們認為就發行該等新股而言屬必須的所有文件、契據及事宜，包括但不限於發行的時間及日期、向有關機關提出所有必要申請、訂立包銷協議(或任何其他協議)；

(b) 釐定募集資金用途向有關的中國、香港及其他機關作出所有必要存檔及登記；及

(c) 透過根據本決議案第(1)分段發行的股份，按照資本的實際增幅增加本公司的註冊資本、向中國的有關機關登記所增加的資本，以及對本公司的公司章程作出其認為適當的修訂，以反映本公司註冊資本的增加及因而產生的任何其他變動。」；及

普通決議案：

15. 審議及批准任何持有本公司在該股東大會有表決權的股份5%或以上的股東在會上提出的提案(如有的話)。

承董事會命
中海集裝箱運輸股份有限公司
董事長
李紹德

中華人民共和國，上海
二零零七年四月三十日

附註：

(A) 董事會已建議派發截至二零零六年十二月三十一日止年度末期股息每股人民幣0.04元。如該等有關派發股息的決議案獲得本公司股東(「**股東**」)的批准及通過，股息預期將於二零零七年七月六日左右付予於二零零七年六月二十六日星期二名列本公司股東名冊(「**股東名冊**」)的股東。

為了舉行股東周年大會，本公司將於二零零七年五月二十八日星期一至二零零七年六月二十六日星期二(包括首尾兩天)暫停辦理股東登記，期間轉讓本公司的股份將不獲登記。於二零零七年五月二十九日星期二辦公時間完結時名列股東名冊的本公司股東，有權出席股東周年大會，及於會上投票。

為了出席股東周年大會，本公司H股持有人須於二零零七年五月二十五日星期五下午四時半前，將所有過戶文件，連同有關股票送到本公司H股過戶登記處香港中央證券登記有限公司(「**過戶登記處**」)。

過戶登記處的地址如下：

香港皇后大道東183號合和中心
17樓1712-1716室

(B) 擬出席股東周年大會的內資股或H股持有人必須填妥回執，並最遲須於股東周年大會日期前20日(即不遲於二零零七年六月六日星期三)將回執交回本公司的董事會秘書處。

本公司董事會秘書處的地址如下：

中華人民共和國
上海市浦東新區福山路450號3樓
200122

電話：(86) 21 6596 6666
傳真：(86) 21 6596 6813

(C) 凡有權出席股東周年大會及於會上投票的各H股持有人均可書面委任一位或多位人士(不論該人士是否為股東)作為其代理人，代其出席股東周年大會及於會上投票。委任超過一名代理人的股東，其代理人只能以投票表決方式行使表決權。

(D) 股東須以書面形式委任代理人，由委任人簽署或由其以書面形式正式授權的受權人簽署。如文據由委任人的受權人簽署，則授權該受權人簽署的授權書或其它授權文件必須經過公證簽署核證。

(E) 就H股持有人而言，代理人委任表格及(如代理人委任表格由持有代表委任人的授權書或其它授權文件的人士簽署)經公證人簽署的授權書或其它授權文件的認證副本，必須於股東周年大會或其任何續會指定舉行時間24小時前交回本公司的過戶登記處(地址載於上文附註(A))，以令該等文件有效。

(F) 各內資股持有人均有權以書面委任一位或多位人士(不論該人士是否為股東)作為其代理人，代其出席股東周年大會及於會上投票。附註(C)至(E)亦適用於內資股持有人，除了其代理人委任表格或其它授權文件必須於股東周年大會或其任何續會舉行時間24小時前交回本公司董事會秘書處(地址載於上文附註(B))，以令該等文件有效。

(G) 如代理人代表股東出席股東周年大會，該代理人應出示其身份證明文件及經股東或其法定代表簽署的文據，並註明文件簽發日期。如法人股東委派其公司代表出席股東周年大會，該代表必須出示其身份證明文件及董事會或其它權力機構通過的決議案的公證副本，或該法人股東發出的牌照的認證副本。

(H) 根據本公司的公司章程第8.18條至第8.20條，於股東周年大會上，決議案須以舉手表決方式決定，除非下列人士於舉手表決進行投票之前或之後要求以投票表決方式進行：

(1) 大會主席；

(2) 至少兩名有表決權的股東或有表決權的股東的代理人；

(3) 單獨或者合併計算持有在該會議上有表決權的股份10%以上(含10%)的一個或者若干股東(包括股東代理人)。

除非有人提出以投票方式表決，會議主席根據舉手表決的結果，宣布提議通過情況，並將此記載在會議記錄中，作為最終的依據，無須證明該會議通過的決議中支持或者反對的票數或者其比例。

以投票方式表決的要求可以由提出者撤回。如果要求以投票方式表決的事項是選舉主席或者中止會議，則應當立即進行投票表決；其它要求以投票方式表決的事項，由主席決定何時舉行投票，會議可以繼續進行，討論其它事項，投票結果仍被視為在該會議上所通過的決議。在投票表決時，有兩票或者兩票以上的表決權的股東(包括股東代理人)，不必把所有表決權全部投贊成票或者反對票。

(I) 預期股東周年大會需時半天，參加股東周年大會的股東的交通及食宿費用自理。

(A) 馬澤華先生，54歲

馬澤華先生畢業於上海海事大學，獲碩士學位，主修國際法學。馬先生現任中國海運(集團)總公司黨組書記、副總裁。於一九八七年三月至一九九三年三月，其先後出任中國遠洋運輸總公司航運處副處長、航運部副經理；於一九九三年三月至一九九五年二月，出任中國遠洋運輸(集團)總公司總裁助理、發展部總經理；於一九九五年二月至一九九七年八月，出任中國遠洋運輸(集團)總公司美洲公司總裁、黨委書記；於一九九七年十二月至一九九九年十二月，出任廣州遠洋運輸公司副總經理、黨委委員；於一九九九年十二月至二零零零年二月，出任青島遠洋運輸公司總經理、黨委委員；於二零零零年二月至二零零零年十一月，出任青島遠洋運輸公司總經理、黨委書記；於二零零零年十一月至二零零一年九月，出任青島遠洋運輸公司總經理、黨委委員；於二零零一年八月至二零零六年十一月，出任中國遠洋運輸(集團)總公司副總裁、黨組成員；於二零零六年十一月至今，出任中國海運(集團)總公司黨組書記、副總裁，在航運業累積了豐富的經驗。

(B) 盤佔元先生，66歲

盤佔元先生在整個職業生涯中為東方海外貨櫃有限公司工作，作為高級主管和董事總經理分別在紐約、倫敦和香港工作，服務和參加了東方海外貨櫃公司幾屆董事會和國際商務活動；於一九九四年至一九九八年歐洲任職期間，被歐盟競爭委員會指定，服務於五人「智囊」委員會，就航運政策向競爭委員會提出建議。於二零零一年自東方海外貨櫃公司退休，在航運界有三十多年的工作經驗。自二零零一年起五年時間，擔任香港班輪協會主席；截至二零零六年止，是香港特區政府的航運業委員會、港口發展委員會、物流委員會成員，就香港航運、港口發展和物流交通運輸政策向特區政府提出建議。

(C) 沈康辰先生，67歲

沈康辰先生畢業於華東水利學院水道及港口專業，工程力學研究生學歷。沈先生於一九六六年九月至一九七九年十二月，歷任重慶交通學院、重慶建工學院教師、講師及副教授；一九八一年八月至一九八三年八月，分別在美國卡內基梅隆大學、美國佛羅里達大學出任訪問學者；於一九八三年八月至一九八五年一月，出任重慶交通學院副院長；於一九八五年二月至一九八八年二月，歷任上海海運學院系主任、總支書記、教授；於一九八八年三月至一九九一年十一月，出任上海海運學院副院長、教授；於一九九一年十二月至一九九九年四月，出任上海海運學院院長、教授。一九九九年五月起，出任上海海運學院網絡計算研究所所長。二零零四年至今，建研科技股份有限公司上海公司總工程師。

(D) 姚國建先生，53歲

姚國建先生畢業於華東師範大學行政管理專業。姚國建先生於二零零三年一月加入本公司，現任本公司黨委副書記兼紀委書記。姚先生於一九七七年開始其航運事業，於一九七八年四月至一九八五年九月，歷任上海海運局立豐船廠車間副主任、黨支部副書記、行政科科長；於一九八七年九月至一九九四年十月，歷任上海海運局立豐船廠膳食科科長、監察科科長、行政科科長；於一九九四年十月至一九九七年七月，歷任上海海運(集團)公司紀委紀檢監察員、上海海運(集團)公司貨二公司紀委書記、上海海興輪船股份有限公司集裝箱分公司紀委書記兼工會主席；於一九九七年七月至二零零二年三月，出任中國海運(集團)總公司監審部副部長兼中國海運(集團)總公司機關黨委副書記、紀委書記；於二零零二年三月至二零零三年一月，出任中海集團物流有限公司黨委委員、紀委書記、工會主席，在管理方面累積了豐富的經驗。

(E) 茲提述本公司於二零零五年八月二十六日所作出之通函，其中包括修訂增值權計劃及其實施辦法主要條款的概述。根據國務院國有資產監督管理委員會下發的《國有控股上市公司(境外)實施股權激勵試行辦法》(「《辦法》」)，對增值權計劃及其實施辦法的修訂旨在遵守《辦法》中的規定。

本附錄中，除文義另有所指外，下列表述應具如下涵義：

「委員會」	由董事成立的增值權管理委員會
「董事」	本公司董事
「鎖定期」	自增值權獲授予之日後的兩年內
「參與人」	增值權計劃下的參與人
「增值權」	依據增值權計劃將被授予的H股股票增值權
「聯交所」	香港聯合交易所有限公司
「監事」	本公司監事

有關對增值權計劃主要條款的重要修訂如下：

(1) 參與人

增值權計劃下的參與人應為董事(不包括獨立非執行董事)、監事(不包括獨立監事)、公司高級管理人員、經營部門主要負責人和管理部門主要負責人、下屬控股子公司總經理和副總經理等人員。

(2) 增值權的授予

(a) 參與人獲授予增值權日期應視其所屬何等身份參與人而有所不同：(i) 自增值權計劃實施當日即有權參與增值權計劃者；(ii) 在鎖定期內成為有權參與增值權計劃者；或 (iii) 在鎖定期內因擔任不同職位而有權獲授予不同份數增值權者。其餘增值權的授予將於二零零七年七月一日及二零零九年七月一日進行，以及在上述日期之後在各自的鎖定期內出現新的參與人時進行。

(b) 首次授予的增值權額應不高於公司於二零零五年八月二十二日發行的總股本的0.5%；第二次授予的增值權額應不高於公司於二零零五年八月二十二日發行的總股本的0.75%；三次授予的增值權總額應不高於公司於二零零五年八月二十二日發行的總股本的2%。

(c) 各參與人(無論其是否發生職務調動、辭職、退休或其他情況)應按其在鎖定期內任職時間按比例享有部分或全部所授予的增值權。

(d) 參與人因在首次授予後的鎖定期內擔任一定職務而有權參加增值權計劃的，應於二零零七年七月一日按首次授予的授予價格獲授予增值權。

有關對實施辦法主要條款的重要修訂如下：

(1) 行權價

各份增值權的行權價如下：

(a) 就首次授予增值權而言，應為增值權授予日所在年度一月一日至六月三十日本公司H股股票在聯交所的平均收盤價；及

(b) 就第二次授予增值權和第三次授予增值權而言，行使價應不低於：(a) 本公司H股股票於授予日在聯交所的收盤價，或 (b)本公司H股股票於授予日的前5個交易日在聯交所的平均收盤價。

(2) 增值權的消滅、取消或限制

當出現以下特定額外情形時，參與人所享有的部分或全部增值權應予消滅，或由管委會決定取消部分或全部增值權或對增值權進行限制，包括但不限於：(i) 有關參與人未達到績效考核目標；(ii) 有關參與人發生嚴重失職，或違反有關公司法律和法規制度，或損害公司利益；(iii) 公司未達到業績考核指標；(iv) 公司的註冊會計師對公司年度財務報告出具否定意見或無法表示意見；(v) 管委會或公司的審計師對公司業績或年度財務報告提出重大異議；(vi) 嚴重違反公司章程規定，或存有重大違法或犯罪行為。

於本通告刊發日期，本公司董事會成員由執行董事李紹德先生、賈鴻祥先生、黃小文先生及趙宏舟先生；非執行董事張建華先生、王大雄先生、張國發先生、姚作芝先生及徐輝先生；以及獨立非執行董事胡漢湘先生、顧念祖先生、汪宗熙先生及林兆偉先生組成。

* *本公司根據香港法例第32章公司條例第XI部以其中文名稱和英文名稱「China Shipping ContainerLines Company Limited」登記為海外公司。*

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